Form 10KSB, Exhibit 13
period 2000-09-30
PEOPLES COMMUNITY BANCORP INC /DE/
filed 2000-12-29
CIK 1100983

                         PEOPLES COMMUNITY BANCORP, INC.



                               2000 ANNUAL REPORT


                                 TO STOCKHOLDERS

                                TABLE OF CONTENTS


                                                                                                            PAGE

President's Letter to Stockholders.........................................................................   1

Business of Peoples Community Bancorp, Inc.................................................................   2

Market Price of Peoples Community Bancorp, Inc. Common Shares and Related Security Holder Matters..........   3

Financial Highlights.......................................................................................   4

Management's Discussion and Analysis of Financial Condition and Results of Operations......................   6

Consolidated Financial Statements:
         Independent Auditors' Report.....................................................................   17
         Consolidated Statements of Financial Condition...................................................   18
         Consolidated Statements of Earnings..............................................................   19
         Consolidated Statements of Comprehensive Income..................................................   20
         Consolidated Statements of Stockholders' Equity..................................................   21
         Consolidated Statements of Cash Flows............................................................   22
         Notes to Consolidated Financial Statements.......................................................   24

Directors and Executive Officers..........................................................................   47

Banking Locations.........................................................................................   48

Stockholder Information...................................................................................   48

Dear Stockholders:

We are pleased to present Peoples Community Bancorp, Inc.'s first Annual Report to Stockholders for the fiscal year ended September 30, 2000. As discussed below, fiscal year 2000 was marked by our efforts to enhance future performance by employing sound capital management strategies and by building a balance sheet poised to generate competitive returns.

Our first year of public ownership began when Peoples Community Bancorp, Inc. was formed in connection with the merger of The Oakley Improved Building and Loan Company into The People's Building, Loan and Savings Company and the subsequent conversion of the combined entity to a federally chartered stock savings bank now known as Peoples Community Bank. Immediately following the conversion, Harvest Home Financial Corporation, the parent company of Harvest Home Savings Bank, was acquired. This culminated a historic first time ever merger, conversion and acquisition, which was completed on March 29, 2000. At September 30, 2000, our total assets amounted to $320.6 million and stockholders' equity totalled $31.7 million or 9.9% of total assets.

In the conversion, Peoples Bancorp sold 1,190,000 shares of common stock. This offering, which was enthusiastically supported by our customers and others in our local community, resulted in net proceeds of approximately $10.3 million. This capital enhancement and the combinations with Oakley and Harvest Home have favorably positioned us to serve our local market area. Your support is greatly appreciated and we remain committed to developing and sustaining an independent community bank.

As part of our plan to expand into other market areas and consolidate our operations, we are excited about our entry into the rapidly growing Butler County market. Construction of our new Corporate Headquarters and new branch on West Chester Road at Union Center is on schedule and we are anticipating occupancy by April 1st of 2001. Also, under contract for development is a North Lebanon location, which will provide a much needed full service branch office with drive up facilities for the Lebanon market area. In addition, we are remodeling and upgrading the Oakley office to a full service facility. We are also excited about our option on a lot near the rapidly growing Rivers Bend development in Warren County.

On September 19, 2000, Peoples Bancorp entered into an Agreement and Plan of Reorganization with Market Financial Corporation which provides for the merger of Market Financial, and its wholly owned subsidiary, Market Bank, into Peoples Bancorp. At September 30, 2000, Market Financial had $56.1 million of total assets. Market Bank conducts business through two offices, located in Mt. Healthy and North Bend, both in Hamilton County. This acquisition will enhance the existing branch network of Peoples. In conjunction with this transaction, we are actively pursuing opportunities to upgrade and modernize the North Bend branch.

Although the above commitments to expanding our retail base by acquiring land and building additional banking facilities will have a significant impact on overhead expenses and profitability in the near term, we believe these commitments will greatly enhance our franchise in the long term. We continue to operate in a banking environment of declining margins where growth is critical to continued success. We believe that the expansion will increase our market share and provide the avenues for achieving the requisite level of profitable growth in the future and we appreciate your patience and support during our continued transition into a true community bank.

The future of Peoples Community Bancorp, Inc. is filled with opportunity for our shareholders, customers and personnel. As we focus on expanding our franchise, providing competitive services and working to integrate Market Bank into our organization, we would like to extend our gratitude to all who share our vision and values. As a shareholder, you can be an integral part of the success of Peoples Community Bancorp and we challenge you to actively promote all our banking services to friends, relatives and business acquaintances. Every new loan, savings and checking account that you attract will facilitate our growth, expansion and profitability, enhance our status as an independent community bank and benefit all of us as shareholders.

Directors, Management and Staff have worked very diligently to integrate the three companies into one operating entity. We are very pleased with the growth and performance of Peoples Community Bank to date and expect it to continue into the future.

Your continued support of and interest in Peoples Community Bancorp, Inc. are sincerely appreciated.

Sincerely,


/s/ Jerry D. Williams

Jerry D. Williams
President and
Chief Executive Officer

                   BUSINESS OF PEOPLES COMMUNITY BANCORP, INC.


Peoples Community Bancorp, Inc., a Delaware corporation ("Peoples Bancorp"), is a unitary savings and loan holding company, which owns all of the outstanding common shares of Peoples Community Bank ("Peoples Bank"), a federally chartered savings bank.

Peoples Bank was organized in 1889 as an Ohio-chartered mutual savings and loan association under the name "People's Building, Loan and Savings Co." On September 30, 1999, Peoples Bank and The Oakley Improved Building and Loan Company ("Oakley"), jointly executed an Agreement and Plan of Merger which provided for the merger of Oakley with and into Peoples Bank (the "Merger"). The Merger was accounted for under the pooling-of-interests method of accounting. Consequently, the financial statements have been restated for prior years to include the accounts of Oakley. In addition, Peoples Bank adopted a Plan of Conversion (the "Conversion") which provided for the conversion of Peoples Bank to a federally-chartered stock savings bank, the formation of Peoples Bancorp and the sale of Peoples Bancorp's common stock.

Immediately following the Merger and the Conversion, Peoples Bancorp acquired Harvest Home Financial Corporation ("Harvest Home"). The acquisition was accounted for using the purchase method of accounting. At the time of the Merger and the Conversion, Peoples Bank changed its name to Peoples Community Bank.

The activities of Peoples Bancorp have been limited primarily to holding the stock of Peoples Bank. Peoples Bank conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer, commercial and nonresidential purposes. Peoples Banks' business is conducted through an aggressive marketing and selling effort of its lending products and services to the communities in its market area and through the continued development of innovative lending programs that give Peoples Bank a competitive advantage.

Peoples Bank also invests in U.S. government guaranteed mortgage-backed securities and investment securities issued by the U.S. government and agencies thereof. Funds for lending and investment are obtained primarily from savings deposits, loan principal and interest repayments, mortgage sales and borrowings from the Federal Home Loan Bank (the "FHLB") of Cincinnati, of which Peoples Bank is a member.

Peoples Bancorp is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the "OTS"). Peoples Bank is subject to regulation, supervision and examination by the OTS as its primary federal regulator and the Federal Deposit Insurance Corporation (the "FDIC") which administers the Savings Association Insurance Fund. Deposits in Peoples Bank are insured up to applicable limits by the FDIC.

          MARKET PRICE OF PEOPLES COMMUNITY BANCORP, INC. COMMON SHARES
                       AND RELATED SECURITY HOLDER MATTERS


Peoples Bancorp's common shares have been listed on the Nasdaq National Market ("Nasdaq") since March 29, 2000, under the symbol "PCBI." Presented below are the high and low trading prices for Peoples Bancorp's common shares for the period from March 29, 2000 to September 30, 2000. Such prices do not include retail financial markups, markdowns, or commissions. Information relating to prices has been obtained from Nasdaq.

FISCAL 2000                                          HIGH               LOW
Quarter ended:
  June 30, 2000                                    $12.94           $  9.25
  September 30, 2000                                12.69             10.37

As of December 8, 2000, Peoples Bancorp had 1,977,733 common shares outstanding held of record by approximately 900 stockholders. The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others. Peoples Bancorp did not declare or pay any dividends during fiscal 2000.

                              FINANCIAL HIGHLIGHTS
                             (DOLLARS IN THOUSANDS)


The following selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information, including the Consolidated Financial Statements and related notes, appearing elsewhere herein.


                                                                            AT SEPTEMBER 30,
                                                   ---------------------------------------------------------------------
SELECTED CONSOLIDATED FINANCIAL
  CONDITION DATA: (1)                                 2000           1999           1998            1997           1996
                                                      ----           ----           ----            ----           ----
                                                                               (In thousands)
Total assets                                      $320,620       $107,313       $107,024        $105,516        $99,900
Cash and cash equivalents                            4,627          5,183          7,748           7,234          7,874
Investment securities available for sale             8,211          3,650          4,645           3,866          3,256
Mortgage-backed securities available for sale       94,050          1,185          1,529           1,529          1,552
Loans receivable, net                              196,485         94,551         90,448          89,900         84,402
Deposits                                           151,353         91,018         87,324          85,434         82,698
Federal Home Loan Bank advances                    134,500             -           4,000           6,000          4,000
Stockholders' equity (2)                            31,664         14,677         13,940          12,665         11,384




                                                                        YEAR ENDED SEPTEMBER 30,
                                                   ---------------------------------------------------------------------
SELECTED CONSOLIDATED OPERATING
  DATA: (1)                                           2000           1999           1998            1997           1996
                                                      ----           ----           ----            ----           ----
                                                                               (In thousands)
Interest income                                    $15,429         $7,872         $7,973          $7,775         $7,130
Interest expense                                    10,091          4,581          4,891           4,777          4,434
                                                    ------          -----          -----           -----          -----
Net interest income                                  5,338          3,291          3,082           2,998          2,696
Provision for losses on loans                          156            175             48               1             12
                                                  --------         ------        -------        --------        -------
Net interest income after provision for
  losses on loans                                    5,182          3,116          3,034           2,997          2,684
Other income                                           101             20            116              30            194
General, administrative and other expense            4,273          2,030          1,738           1,573          2,141
                                                   -------          -----          -----           -----          -----
Earnings before income taxes                         1,010          1,106          1,412           1,454            737
Federal income taxes                                   462            371            475             576            229
                                                  --------         ------         ------          ------         ------
Net earnings                                     $     548        $   735        $   937         $   978        $   508
                                                  ========         ======         ======          ======         ======


--------------------------------------------
(See footnotes on next page)

                                                                    AT OR FOR THE YEAR ENDED SEPTEMBER 30,
                                                   ---------------------------------------------------------------------
KEY OPERATING RATIOS:  (1)                            2000           1999           1998            1997           1996
                                                      ----           ----           ----            ----           ----
PERFORMANCE RATIOS:  (3)
  Return on average assets                            .26%            .70%           .88%           .95%            .54%
  Return on average equity                           2.41            5.14           7.04           8.14            4.61
  Average interest-earning assets to
    average interest-bearing liabilities           110.39          115.48         114.45         111.39          111.38
  Interest rate spread (4)                           2.12            2.48           2.28           2.47            2.39
  Net interest margin (4)                            2.63            3.17           2.95           3.02            2.95
  General, administrative and other
    expense to average assets                        2.04            1.92           1.64           1.53            2.26

ASSET QUALITY RATIOS:
  Nonperforming assets to total
    assets at end of period (5)                       .43%           1.01%           .66%           .96%            .59%
  Allowance for loan losses to
    nonperforming loans at end of period            60.67           38.46          34.10          20.50           35.00
  Allowance for loan losses to total
    loans at end of period                            .36             .42            .26            .25             .26

CAPITAL AND OTHER RATIOS: (2)
  Average stockholders' equity to average assets    10.84%          13.54%         12.52%         11.70%          11.62%
  Tangible stockholders' equity to tangible assets   8.10           12.80          12.08          11.29           10.87
  Total capital to risk-weighted assets             18.10           24.60          23.92          23.75           22.47

-------------
(1) The information as of and for the fiscal years ended September 30, 1996 through 1999, inclusive, has been restated to reflect the effects of the merger with The Oakley Improved Building and Loan Company in March 2000.

(2)      Consists solely of retained earnings at September 30, 1999 and prior.

(3) All ratios are based on average monthly balances during the respective periods.

(4) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities; net interest margin represents net interest income as a percentage of average interest-earning assets.

(5) Nonperforming assets consist of non-accrual loans, loans past due 90 days or more and still accruing interest and real estate acquired through foreclosure or by deed-in-lieu thereof.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         Peoples Bancorp's profitability depends primarily on net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities, investment securities and interest-earning deposits in other financial institutions, and interest expense on interest-bearing deposits and borrowings from the Federal Home Loan Bank of Cincinnati. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. Peoples Bancorp's profitability also depends, to a lesser extent, on the level of other income, the provision for losses on loans, general, administrative and other expenses and federal income taxes.

         Peoples Bancorp's operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond management's control.

         On March 29, 2000 the following transactions were completed:

            - The Oakley Improved Building and Loan was merged with and into Peoples Bank;
            - Peoples Bank converted to a federally chartered stock savings bank and Peoples Bancorp sold 1,190,000 shares of its common stock; and
            - Peoples Bancorp acquired Harvest Home Financial Corporation and its wholly owned subsidiary, Harvest Home Savings Bank.

         Peoples Bancorp's consolidated financial statements give effect to the conversion, the merger between Peoples Bank and Oakley using the pooling of interests method of accounting and the merger between Peoples Bancorp and Harvest Home Financial using the purchase method of accounting. In the conversion, Peoples Bancorp issued 1,190,000 shares of common stock, which resulted in net proceeds of approximately $10.3 million. In addition, Peoples Bancorp issued 787,733 common shares in connection with the acquisition of Harvest Home.

         On September 19, 2000, Peoples Bancorp entered into an Agreement and Plan of Reorganization with Market Financial Corporation. The Agreement and Plan of Reorganization provides for the merger of Market Financial Corporation with and into Peoples Bancorp. Under the terms of the agreement, Peoples Bancorp will pay $13.00 in either cash or Peoples Bancorp's common stock for each of the 1,259,439 outstanding shares of common stock of Market Financial. The merger is subject to regulatory and stockholder approval and is currently expected to be completed in the first quarter of 2001.

FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CHANGE

         Certain statements are made in this document as to what management expects may happen in the future. These statements usually contain the words "believe," "estimate," "project," "expect," "anticipate," "intend" or similar expressions. Because these statements look to the future, they are based on management's current expectations and beliefs. Actual results or events may differ materially from those reflected in the forward-looking statements. Management's current expectations and beliefs as to future events are subject to change at any time, and no assurances can be provided that the future events will actually occur.

AVERAGE BALANCES, NET INTEREST INCOME AND YIELDS EARNED AND RATES PAID

         The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. All average balances are based on monthly balances. Management does not believe that the monthly averages differ significantly from the daily average balances.



                                                        YEAR ENDED SEPTEMBER 30,
                            --------------------------------------------------------------------------------------------
                                          2000                           1999                            1998
                            ------------------------------  ----------------------------  ------------------------------
                              AVERAGE    INTEREST             AVERAGE   INTEREST            AVERAGE    INTEREST
                            OUTSTANDING   EARNED/   YIELD/  OUTSTANDING  EARNED/  YIELD/  OUTSTANDING   EARNED/  YIELD/
                              BALANCE      PAID      RATE    BALANCE      PAID     RATE     BALANCE      PAID     RATE
                            -----------  --------   ------ -----------  --------  ------  -----------  --------  ------
                                                       (Dollars in thousands)
Interest-earning assets:
  Loans receivable (1)        $138,907    $10,857    7.82%   $ 90,999     $7,265   7.98%   $ 90,254     $7,293    8.08%
  Mortgage-backed
    securities                  49,878      3,810    7.64       1,364         96   7.04       1,536        100    6.51
  Investment securities (2)      9,199        530    5.76       5,129        212   4.13       5,428        235    4.33
  Interest-earning deposits      4,629        232    5.01       6,293        299   4.75       7,316        345    4.72
                            -----------  --------          -----------  --------          -----------  --------

   Total interest-earning
     assets                    202,613     15,429    7.62     103,785      7,872   7.58     104,534      7,973    7.63

Non-interest-earning assets      7,296                          1,890                         1,736
                            -----------                    -----------                    -----------

Total assets                  $209,909                       $105,675                      $106,270
                            ===========                    ===========                    ===========

Interest-bearing liabilities:
  Passbook and NOW
    accounts                  $ 13,199        365    2.77    $ 5,678         202  3.56     $  6,293        228    3.62
  Money market deposit
    accounts                    21,392        816    3.81     19,074         776  4.07       18,073        740    4.09
  Certificates of deposit       87,626      4,729    5.40     64,411       3,564  5.53       63,441      3,734    5.89
  Federal Home Loan
    Bank advances               61,321      4,181    6.82        710          39  5.49        3,530        189    5.35
                            -----------  --------          -----------  --------          -----------  --------

   Total interest-bearing
     liabilities               183,538     10,091    5.50     89,873       4,581  5.10       91,337      4,891    5.35
                                         --------    ----               --------  ----                 --------   ----

Non-interest-bearing
  liabilities                    3,608                         1,494                          1,630
                            ------------                   -----------                    ------------

   Total liabilities           187,146                        91,367                         92,967

Stockholders' equity            22,763                        14,308                         13,303
                            ------------                   -----------                    ------------

   Total liabilities and
     stockholders' equity     $209,909                      $105,675                       $106,270
                            ============                   ===========                    ============

Net interest income                        $5,338                         $3,291                        $3,082
                                         ========                      =========                       ========

Interest rate spread                                2.12%                          2.48%                           2.28%
                                                    ====                           ====                            ====

Net interest margin (3)                             2.63%                          3.17%                           2.95%
                                                    ====                           ====                            ====

Average interest-earning
  assets to average interest-
  bearing liabilities                             110.39%                        115.48%                         114.45%
                                                  ======                         ======                          ======

-------------------------
(1)      Includes non-accruing loans.

(2)      Includes Federal Home Loan Bank stock.

(3)      Equals net interest income divided by average interest-earning assets.

RATE/VOLUME ANALYSIS

         The following table shows the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities affected Peoples Bancorp's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), and (ii) changes in rate (change in rate multiplied by prior year volume). The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.


                                                                           YEAR ENDED SEPTEMBER 30,
                                                     --------------------------------------------------------------------
                                                             2000 VS. 1999                          1999 VS. 1998
                                                     -----------------------------          -----------------------------
                                                          INCREASE                             INCREASE
                                                         (DECREASE)                           (DECREASE)
                                                           DUE TO                               DUE TO
                                                     -----------------                      ----------------
                                                       RATE     VOLUME       TOTAL           RATE     VOLUME      TOTAL
                                                       ----     ------       -----           ----     ------      -----
                                                                                (In thousands)
Interest-earning assets:
  Loans receivable                                    $ (55)    $3,647      $3,592          $ (85)     $  57      $ (28)
  Mortgage-backed securities                             10      3,704       3,714              7        (11)        (4)
  Investment securities (1)                             102        216         318              4        (27)       (23)
  Interest-earning deposits                              15        (82)        (67)            (7)       (39)       (46)
                                                       ----    -------     -------          -----       ----       ----
     Total interest-earning assets                       72      7,485       7,557            (81)       (20)      (101)

Interest-bearing liabilities:
  Passbook and NOW accounts                             (54)       217         163             (4)       (22)       (26)
  Money market deposit accounts                         (52)        92          40             (3)        39         36
  Certificates of deposit                               (86)     1,251       1,165           (225)        55       (170)
  Federal Home Loan Bank advances                        10      4,132       4,142              1       (151)      (150)
                                                      -----      -----       -----          -----        --         ---
     Total interest-bearing liabilities                (182)     5,692       5,510           (231)       (79)      (310)
                                                        ---      -----       -----            ---       ----        ---

Increase in net interest income                        $254     $1,793      $2,047           $150      $  59       $209
                                                        ===      =====       =====            ===       ====        ===

------------------------------

  (1) Includes Federal Home Loan Bank stock and certificates of deposit at other institutions.

DISCUSSION OF FINANCIAL CONDITION CHANGES FROM SEPTEMBER 30, 1999 TO SEPTEMBER 30, 2000

At September 30, 2000, Peoples Bancorp's total assets amounted to $320.6 million, an increase of $213.3 million, or 198.8%, as compared to the $107.3 million total at September 30, 1999. The acquisition of Harvest Home comprised approximately $118.0 million of the increase in total assets. Additionally, growth in total assets was funded by an increase in advances from the Federal Home Loan Bank of $90.6 million and an increase in stockholders' equity of $11.1 million.

Cash and cash equivalents totaled $4.6 million at September 30, 2000, a decrease of $556,000, or 10.7%, compared to September 30, 1999. Investment securities totaled $8.2 million at September 30, 2000, an increase of $5.0 million, or 152.6%, over the total at September 30, 1999. This increase was due entirely to investment securities obtained through the Harvest Home acquisition. Mortgage-backed securities totaled $94.1 million at September 30, 2000, as purchases of $63.0 million during fiscal 2000 and the $44.6 million of such securities obtained through the Harvest Home acquisition were partially offset by principal repayments of $12.9 million and sales of $2.1 million. Purchases of mortgage-backed securities were funded primarily through borrowings from the Federal Home Loan Bank.

Loans receivable totaled $196.5 million at September 30, 2000, an increase of $101.9 million, or 107.8%, over September 30, 1999 levels. The increase in loans attributable to the Harvest Home acquisition was $62.3 million. During fiscal 2000, loan disbursements amounted to $73.7 million and principal repayments totaled $34.0 million. The volume of loan disbursements during fiscal 2000 exceeded fiscal 1999 volume by $43.6 million, or 144.5%. The overall growth in the loan portfolio was comprised primarily of $66.1 million in one- to four-family residential real estate, $7.4 million in multi-family residential real estate, $16.4 million in residential construction loans and $21.7 million in nonresidential real estate loans and non-residential real estate construction loans.

Peoples Bank's allowance for loan losses amounted to $762,000 at September 30, 2000, compared to $415,000 at September 30, 1999, which represented .36% and
 .42% of the total loan portfolio at those respective dates. Nonperforming loans totaled $1.3 million and $1.1 million at September 30, 2000 and 1999, respectively, representing .59% and 1.09% of total loans at those respective dates. Although management believes that the allowance for loan losses is adequate at September 30, 2000, based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods. Additions to the allowance would adversely affect Peoples Bancorp's results of operations.

Deposits totaled $151.4 million at September 30, 2000, an increase of $60.3 million, or 66.3%, over the total at September 30, 1999. This increase was primarily due to the $63.3 million of deposits obtained in the Harvest Home acquisition, which were partially offset by net withdrawals totaling $2.9 million, generally used to fund stock purchases in the conversion.

Advances from the Federal Home Loan Bank totaled $134.5 million at September 30, 2000, comprised of $44.0 million assumed in the Harvest Home acquisition and $90.6 million in net new borrowings. Proceeds from borrowings were generally used to fund purchases of investment and mortgage-backed securities and loan disbursements.

Stockholders' equity totaled $31.7 million at September 30, 2000, an increase of $17.0 million, or 115.7%, over September 30, 1999 levels. The increase was due primarily to net proceeds from the conversion totaling $10.3 million, $5.9 million of common stock issued in the Harvest Home acquisition, and fiscal 2000 net earnings of $548,000.

COMPARISON OF OPERATING RESULTS FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2000 AND 1999

General
-------

The inclusion of the fiscal 2000 acquisition of Harvest Home significantly contributed to the increases in the level of income and expenses during the fiscal year ended September 30, 2000, compared to the fiscal year ended September 30, 1999. In accordance with the purchase method of accounting, the statement of earnings for the fiscal year ended September 30, 1999, was not restated for this acquisition of Harvest Home.

Peoples Bancorp recorded net earnings of $548,000 for the fiscal year ended September 30, 2000, a decrease of $187,000, or 25.4%, compared to fiscal 1999. Net earnings for the year ended September 30, 2000, reflect the effects of the recognition of one-time merger-related charges totaling $1.0 million. Excluding these charges, Peoples Bancorp's net earnings would have been approximately $1.1 million for the fiscal year ended September 30, 2000.

Net Interest Income
-------------------

For the fiscal year ended September 30, 2000, the average balance of interest-earning assets increased substantially compared to the 1999 period, reflecting the utilization of Federal Home Loan Bank advances to fund increases in various categories of interest-earning assets, in particular mortgage-backed securities. The average balance of interest-earning assets also increased as a result of the merger with Oakley and the conversion, both of which were completed in March 2000. An increase in yields on interest-earning assets was partially offset by an increase in the rates paid on interest-bearing liabilities, due to the increase in the general level of market interest rates.

Interest income on loans totaled $10.9 million for the fiscal year ended September 30, 2000, an increase of $3.6 million, or 49.4%, over fiscal 1999. This increase was due primarily to a $47.9 million, or 52.6%, increase in the weighted-average balance of loans outstanding during the year, which was significantly affected by the addition of $62.3 million in loans from the Harvest Home acquisition. Interest income on investment and mortgage-backed securities totaled $4.3 million for the fiscal year ended September 30, 2000, an increase of $4.0 million over fiscal 1999. The increase was due primarily to a $52.6 million increase in the weighted-average balance outstanding and a 261 basis point increase in yield year to year. This increase was significantly affected by the addition of $44.6 million in mortgage-backed securities through the Harvest Home acquisition and additional purchases totaling $63.0 million during the year.

Interest expense totaled $10.1 million for the fiscal year ended September 30, 2000, an increase of $5.5 million, or 120.3%, over the $4.6 million recorded in fiscal 1999. Interest expense on deposits increased by $1.4 million, or 30.1%, due primarily to a $33.1 million increase in the weighted-average balance of deposits outstanding year to year, which included the addition of $63.3 million in deposits from the acquisition of Harvest Home. The increase in average deposits was partially offset by a decrease in the weighted-average cost of deposits of 26 basis points, to 4.84% for fiscal 2000. Interest expense on borrowings totaled $4.2 million for fiscal 2000, an increase of $4.1 million over fiscal 1999, which was due to the addition of $44.0 million in advances through the acquisition of Harvest Home and a net increase of $90.6 million in advances during the year.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $2.0 million, or 62.2%, during fiscal 2000 compared to fiscal 1999. The interest rate spread amounted to 2.12% for fiscal 2000 compared to 2.48% for fiscal 1999. The net interest margin totaled 2.63% and 3.17% for the fiscal years ended September 30, 2000 and 1999, respectively.

Provision for Losses on Loans
-----------------------------

It is Peoples Bank's policy to provide valuation allowances for estimated losses on loans based on past loan loss experience, changes in the composition of the loan portfolio, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries). After considering the above factors, management elected to record a provision for losses on loans totaling $156,000 and $175,000 for the fiscal years ended September 30, 2000 and 1999, respectively. The provision for losses on loans recorded in fiscal 2000 was predicated upon the overall growth in the loan portfolio, coupled with a moderate increase of $200,000 in nonperforming loans. There can be no assurance that Peoples Bank's allowance for loan losses will be adequate to cover losses on nonperforming loans in the future.

Other Income
------------

Other income totaled $101,000 for the fiscal year ended September 30, 2000, an increase of $81,000 over fiscal 1999. The increase was due primarily to a $19,000 gain on sale of mortgage-backed securities recorded in fiscal 2000, coupled with a $62,000 increase in other operating income. Other operating income was comprised primarily of rental income and fees on NOW accounts and ATM transactions.

General, Administrative and Other Expense
-----------------------------------------

General, administrative and other expense totaled $4.3 million for the fiscal year ended September 30, 2000, an increase of $2.2 million, or 110.5%, compared to fiscal 1999. The increase was due primarily to one-time merger-related charges of $1.0 million and $247,000 of goodwill amortization recorded in fiscal 2000. The acquisition of Harvest Home accounted for approximately $760,000 of the overall increase in general, administrative and other expense, since fiscal 1999 balances were not restated to give effect to the merger with Harvest Home. Exclusive of the effects of the Harvest Home acquisition, employee compensation and benefits increased by approximately $143,000, or 10.4%, occupancy and equipment increased by $11,000, or 12.8%, and other operating expense increased by $70,000, or 24.1%. The increase in employee compensation and benefits was due primarily to an increase in staffing levels, the costs of stock benefit plans and normal merit increases year to year. The increase in occupancy and equipment expense was due primarily to an increase in depreciation expense following capital expenditures for building improvements and equipment during fiscal 2000 and 1999.

Federal Income Taxes
--------------------

Peoples Bancorp recorded a tax provision totaling $462,000 for the fiscal year ended September 30, 2000, compared to a provision of $371,000 for the same period in 1999. The increase was due primarily to the effects of non-deductible merger-related expenses totaling $105,000 and goodwill amortization of $247,000 recorded during fiscal 2000, which were partially offset by a $96,000, or 8.7%, decrease in pretax earnings year to year. The effective tax rates amounted to 45.7% and 33.5% for the fiscal year ended September 30, 2000 and 1999, respectively.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1999 AND 1998

General
-------

Net earnings amounted to $735,000 for the fiscal year ended September 30, 1999, compared to $937,000 in fiscal 1998, a decrease of $202,000, or 21.6%. The decrease in earnings resulted primarily from a $292,000 increase in general, administrative and other expense, a $96,000 decrease in other income and a $127,000 increase in the provision for losses on loans, which were partially offset by a $209,000 increase in net interest income and a $104,000 decrease in federal income tax expense.

Net Interest Income
-------------------

Interest income totaled $7.9 million for the fiscal year ended September 30, 1999, a decrease of $101,000, or 1.2%, from fiscal 1998. The decline was due primarily to a 5 basis point decrease in the weighted-average yield, coupled with a decrease of $749,000, or .7%, in the average outstanding balance of interest-earning assets year to year. Interest income on loans amounted to $7.3 million for the fiscal year ended September 30, 1999, a decrease of $28,000, or
 .4%, from fiscal 1998, due primarily to a 10 basis point decline in yield, which was partially offset by a $745,000, or .8%, increase in the weighted-average balance of loans outstanding year to year. Interest income on investments, mortgage-backed securities and other interest-earning deposits totaled $607,000 for fiscal 1999, a decrease of $73,000, or 10.7%, compared to fiscal 1998. The decrease resulted primarily from a $1.5 million, or 10.5%, decrease in the weighted-average balance outstanding year to year.

Interest expense amounted to $4.6 million for the fiscal year ended September 30, 1999, a decrease of $310,000, or 6.3%, compared to fiscal 1998. The decrease was primarily due to a decline of $2.8 million in the average balance of Federal Home Loan Bank advances outstanding year to year, partially offset by a $1.4 million increase in the average balance of total deposits and a reduction in the average cost of interest-bearing liabilities decreased by 25 basis points, to 5.10% in fiscal 1999.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $209,000, or 6.7%, to $3.3 million for fiscal 1999, from $3.1 million for fiscal 1998. The interest rate spread increased from 2.28% for fiscal 1998 to 2.48% for fiscal 1999, while the ratio of average interest-earning assets to average interest-bearing liabilities also increased from 114.45% to 115.48% during the same period. The net interest margin increased to 3.17% for fiscal 1999 from 2.95% for fiscal 1998.

Provision for Losses on Loans
-----------------------------

As a result of an analysis of historical experience, the volume and type of lending conducted by Peoples Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to Peoples Bank's market area, and other factors related to the collectibility of Peoples Bank's loan portfolio, management recorded a $175,000 provision for losses on loans during fiscal 1999, an increase of $127,000 over fiscal 1998. The fiscal 1999 provision was due primarily to growth in the loan portfolio during the year, coupled with an increase in the level of nonperforming loans.

Other Income
------------

Other income totaled $20,000 for the fiscal year ended September 30, 1999, a decrease of $96,000, or 82.8%, compared to fiscal 1998. This decline was due primarily to the absence of a $91,000 gain recognized on the sale of investment securities during fiscal 1998.

General, Administrative and Other Expense
-----------------------------------------

General, administrative and other expense amounted to $2.0 million for the fiscal year ended September 30, 1999, an increase of $292,000, or 16.8%, compared to fiscal 1998. The increase was due primarily to an increase of $255,000, or 22.8%, in employee compensation and benefits, as a result of the addition of management staff and an increase in retirement benefit expense for directors added through a merger with The Peoples Building and Loan Co. of Blanchester.

Federal Income Taxes
--------------------

The provision for federal income taxes amounted to $371,000 for the fiscal year ended September 30, 1999, a decrease of $104,000, or 21.9%, compared to fiscal 1998, due primarily to a $306,000 decrease in pretax earnings year to year. Peoples Bancorp's effective tax rates were 33.5% and 33.6% for fiscal 1999 and 1998, respectively.

Exposure to Changes in Interest Rates
-------------------------------------

         Peoples Bancorp's ability to maintain net interest income depends upon its ability to earn a higher yield on assets than the rates paid on deposits and borrowings. Peoples Bank's interest-earning assets consist primarily of long-term residential mortgage loans which have fixed rates of interest. Peoples Bank's ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise. Although Peoples Bank's mortgage loans contain a provision which permits the loans to be called due at any time after three years from origination, which theoretically offers some protection from changing interest rates, management has never used that provision to call a loan due. Because long-term, fixed-rate mortgage loans make up the dominant portion of Peoples Bank's interest-earning assets, Peoples Bank may be particularly susceptible to the risk of changing interest rates. During fiscal 2000, Peoples Bank began to emphasize the origination of adjustable-rate mortgage ("ARM") loans and shorter-term loans secured by non-residential real estate, in an effort to improve its interest rate risk position.

Quantitative Analysis
---------------------

         The Office of Thrift Supervision provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity. Management reviews the quarterly reports from the Office of Thrift Supervision which show the impact of changing interest rates on net portfolio value. Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution has greater than "normal" interest rate risk if it would suffer a loss of net portfolio value exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. A resulting change in net portfolio value of more than 2.0% of the estimated market value of an institution's assets will require the institution to deduct from its risk-based capital 50% of that excess change, if and when a rule adopted by the Office of Thrift Supervision takes effect. Under the rule, an institution with greater than "normal" interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement. However, the Office of Thrift Supervision has indicated that no institution will be required to deduct capital for interest rate risk until further notice. Because a 200 basis point increase in interest rates would have resulted in Peoples Bank's net portfolio value decreasing by more than 2.0% of the estimated market value of its assets as of September 30, 2000, Peoples Bank would have been subject to a capital deduction of $2.9 million as of September 30, 2000 if the regulation had been effective as of such date.

         The following tables present Peoples Bank's net portfolio value as of September 30, 2000 and 1999, as calculated by the Office of Thrift Supervision, based on information provided to the Office of Thrift Supervision by Peoples Bank. The information presented is based on the feature in Peoples Bank's mortgage loans which permits the loans to be called any time after three years from the date of origination and the assumed repricing of called loans at a higher rate in a rising rate environment.


                                                      SEPTEMBER 30, 2000
--------------------------------------------------------------------------------------------------------------------------
                                                                                                              CHANGE IN
   CHANGE IN                                                                        NET PORTFOLIO           NET PORTFOLIO
INTEREST RATES                                                                      VALUE AS % OF           VALUE AS % OF
IN BASIS POINTS                          NET PORTFOLIO VALUE                       PORTFOLIO VALUE         PORTFOLIO VALUE
  (RATE SHOCK)                AMOUNT         $ CHANGE          % CHANGE               OF ASSETS               OF ASSETS
 -------------                ------         --------          --------            ---------------         ---------------
                                                                (Dollars in Thousands)
      300                   $  8,922         $(19,293)             (68)%                   2.97%                 (586)bp
      200                     15,960          (12,256)             (43)                    5.19                  (364)
      100                     22,319           (5,896)             (21)                    7.12                  (172)
       0                      28,216               -                -                      8.83                    -
     (100)                    31,395            3,180               11                     9.74                    90
     (200)                    33,902            5,687               20                    10.44                   161
     (300)                    36,599            8,384               30                    11.20                   237

                                                      SEPTEMBER 30, 1999
--------------------------------------------------------------------------------------------------------------------------
                                                                                                              CHANGE IN
   CHANGE IN                                                                        NET PORTFOLIO           NET PORTFOLIO
INTEREST RATES                                                                      VALUE AS % OF           VALUE AS % OF
IN BASIS POINTS                          NET PORTFOLIO VALUE                       PORTFOLIO VALUE         PORTFOLIO VALUE
  (RATE SHOCK)                AMOUNT         $ CHANGE          % CHANGE               OF ASSETS               OF ASSETS
 -------------                ------         --------          --------            ---------------         ---------------
                                                                (Dollars in Thousands)
      300                    $12,569          $(3,150)             (20)%                  11.64%                 (292)bp
      200                     13,945           (1,775)             (11)                   12.92                  (164)
      100                     14,997             (722)              (4)                   13.89                   (67)
       0                      15,719               -                -                     14.56                    -
     (100)                    16,194              474                3                    15.00                    44
     (200)                    16,694              975                6                    15.46                    90
     (300)                    17,349            1,630               10                    16.07                   151

         As shown by the table above, increases in interest rates will result in declines in Peoples Bank's net portfolio value based on Office of Thrift Supervision calculations as of September 30, 2000, primarily due to Peoples Bank's significant holdings of long-term fixed-rate loans.

QUALITATIVE ANALYSIS

         Peoples Bank's fixed-rate loans help its profitability if interest rates are stable or declining, since these loans have yields that exceed its cost of funds. However, if interest rates increase, Peoples Bank would have to pay more on its deposits and new borrowings, which would adversely affect its interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, Peoples Bank has focused primarily on maintaining a strong deposit base. Historically, Peoples Bank has been able to maintain relatively stable levels of net interest income despite the interest rate risk inherent in its operations. Peoples Bank expects to reduce potential exposure to interest rate risk by:

(1)      Originating one-year and three-year adjustable rate mortgage loans;

(2) Increasing originations of nonresidential real estate mortgage loans, which generally have higher yields and shorter terms to maturity than single-family residential mortgage loans;

(3) Originating home equity lines of credit with interest rates that adjust monthly based on an index; and

(4) Originating unsecured lines of credit with interest rates that adjust monthly based on an index.


LIQUIDITY AND CAPITAL RESOURCES

         Peoples Bank is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of U.S. Government, federal agency and other investments having maturities of five years or less. Current regulations require that a savings institution maintain liquid assets of not less than 4% of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. At September 30, 2000, Peoples Bank's liquidity was 27.6%, or substantially in excess of the minimum 4% requirement.

         At September 30, 2000, Peoples Bank had outstanding commitments to originate loans totaling $7.1 million, commitments for unused lines of credit under home equity lines totaling $5.2 million and had letters of credit under commercial loans of $85,000. In addition, as of September 30, 2000, the amount of certificates of deposit which were scheduled to mature in the following 12 months totaled $71.2 million. Peoples Bank believes that it has adequate resources to fund all of its commitments and that it can adjust the rate on certificates of deposit to retain deposits in changed interest rate environments. If Peoples Bank requires funds beyond its internal funding capabilities, advances from the Federal Home Loan Bank of Cincinnati are available as an additional source of funds.

         Peoples Bank is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 4.0% and 8.0%, respectively. At September 30, 2000, Peoples Bank exceeded each of its capital requirements, with tangible, core and risk-based capital ratios of 8.1%, 8.1% and 18.1%, respectively.

         The net proceeds contributed to Peoples Bank upon completion of the conversion in March 2000 substantially increased Peoples Bank's liquidity.

IMPACT OF INFLATION AND CHANGING PRICES

         The consolidated financial statements and related financial data presented herein regarding Peoples Bancorp have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of Peoples Bancorp's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on Peoples Bancorp's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. Statement of Financial Accounting Standards No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. Statement of Financial Accounting Standards No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

Statement of Financial Accounting Standards No. 133, as amended by Statement of Financial Accounting Standards no. 137, is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. Peoples Bancorp adopted Statement of Financial Accounting Standards No. 133 as of October 1, 2000, as required, without material effect on financial condition or results of operations.

In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of Statement of Financial Accounting Standards No. 125 without reconsideration. Statement of Financial Accounting Standards No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Statement of Financial Accounting Standards No. 140 is not expected to have a material effect on Peoples Bancorp's financial position or results of operations.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Peoples Community Bancorp, Inc.

We have audited the consolidated statements of financial condition of Peoples Community Bancorp, Inc. (successor-in-interest to The People's Building, Loan and Savings Company) as of September 30, 2000 and 1999, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for each of the years in the three year period ended September 30, 2000. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Peoples Community Bancorp, Inc. as of September 30, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended September 30, 2000, in conformity with generally accepted accounting principles.



/s/ Grant Thornton LLP

Cincinnati, Ohio
November 30, 2000

                         PEOPLES COMMUNITY BANCORP, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                            Year ended September 30,
                        (In thousands, except share data)

         ASSETS                                                                                     2000           1999
                                                                                                             (Restated)
Cash and due from banks                                                                       $    2,379    $       171
Federal funds sold                                                                                    -             700
Interest-bearing deposits in other financial institutions                                          2,248          4,312
                                                                                               ---------      ---------
         Cash and cash equivalents                                                                 4,627          5,183

Certificates of deposit in other financial institutions                                               -             400
Investment securities designated as available for sale - at market                                 8,211          3,250
Mortgage-backed securities designated as available for sale - at market                           94,050          1,185
Loans receivable - net                                                                           196,485         94,551
Office premises and equipment - at depreciated cost                                                3,244          1,062
Real estate acquired through foreclosure                                                             110             -
Federal Home Loan Bank stock - at cost                                                             6,852          1,021
Accrued interest receivable on loans                                                                 851            413
Accrued interest receivable on mortgage-backed securities                                            504             20
Accrued interest receivable on investments and interest-bearing deposits                              60             22
Prepaid expenses and other assets                                                                    439            206
Goodwill, net of accumulated amortization                                                          4,692             -
Prepaid federal income taxes                                                                         495             -
                                                                                              ----------       --------

         Total assets                                                                           $320,620       $107,313
                                                                                              ==========       ========

         LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                                        $151,353      $  91,018
Advances from the Federal Home Loan Bank                                                         134,500             -
Advances by borrowers for taxes and insurance                                                        137             -
Accrued interest payable                                                                             558              2
Other liabilities                                                                                  1,615            937
Accrued federal income taxes                                                                          -              31
Deferred federal income taxes                                                                        793            648
                                                                                               ---------     ----------
         Total liabilities                                                                       288,956         92,636

Stockholders' equity
  Common stock - 10,000,000 shares of $.01 par value authorized; 1,977,733 shares issued              20             -
  Additional paid-in capital                                                                      17,140             -
  Retained earnings - restricted                                                                  13,974         13,426
  Shares acquired by stock benefit plan                                                             (857)            -
  Accumulated comprehensive income, unrealized gains on securities
    designated as available for sale,  net of related tax effects                                  1,387          1,251
                                                                                               ---------      ---------
         Total stockholders' equity                                                               31,664         14,677
                                                                                                --------       --------

         Total liabilities and stockholders' equity                                             $320,620       $107,313
                                                                                                 =======        =======


The accompanying notes are an integral part of these statements.

                         PEOPLES COMMUNITY BANCORP, INC.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                            Year ended September 30,
                        (In thousands, except share data)



                                                                                      2000            1999         1998
                                                                                                (Restated)   (Restated)
Interest income
  Loans                                                                            $10,857          $7,265       $7,293
  Mortgage-backed securities                                                         3,810              96          100
  Investment securities                                                                530             212          235
  Interest-bearing deposits and other                                                  232             299          345
                                                                                  --------          ------       ------
         Total interest income                                                      15,429           7,872        7,973

Interest expense
  Deposits                                                                           5,910           4,542        4,702
  Borrowings                                                                         4,181              39          189
                                                                                   -------         -------       ------
         Total interest expense                                                     10,091           4,581        4,891
                                                                                    ------           -----        -----

         Net interest income                                                         5,338           3,291        3,082

Provision for losses on loans                                                          156             175           48
                                                                                  --------          ------      -------

         Net interest income after provision for losses on loans                     5,182           3,116        3,034

Other income
  Gain on sale of investment and mortgage-backed securities                             19              -            91
  Other operating                                                                       82              20           25
                                                                                  --------         -------      -------
         Total other income                                                            101              20          116

General, administrative and other expense
  Employee compensation and benefits                                                 1,915           1,372        1,117
  Occupancy and equipment                                                              209              86           73
  Federal deposit insurance premiums                                                    34              43           46
  Franchise taxes                                                                      219             151          159
  Data processing                                                                      167              88           70
  Other operating                                                                      472             290          273
  Merger-related expenses                                                            1,010              -            -
  Amortization of goodwill                                                             247              -            -
                                                                                  --------           -----        -----
         Total general, administrative and other expense                             4,273           2,030        1,738
                                                                                   -------           -----        -----

         Earnings before income taxes                                                1,010           1,106        1,412

Federal income taxes
  Current                                                                             (386)            501          464
  Deferred                                                                             848            (130)          11
                                                                                  --------          ------      -------
         Total federal income taxes                                                    462             371          475
                                                                                  --------          ------       ------

         NET EARNINGS                                                            $     548         $   735      $   937
                                                                                  ========          ======       ======


The accompanying notes are an integral part of these statements.

                         PEOPLES COMMUNITY BANCORP, INC.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                            Year ended September 30,
                                 (In thousands)


                                                                                2000             1999              1998
                                                                                           (Restated)        (Restated)

Net earnings                                                                 $   548          $   735           $   937

Other comprehensive income, net of tax:
  Unrealized holding gains on securities during
    the period, net of tax effects of $77, $1 and
    $180 in 2000, 1999 and 1998, respectively                                    149                2               409

  Reclassification adjustment for realized gains included
    in earnings, net of tax of $6 and $31 in 2000 and
    1998, respectively                                                           (13)              -                (60)
                                                                             -------           ------           -------

Comprehensive income                                                         $   684          $   737            $1,286
                                                                             =======           ======           =======

Accumulated comprehensive income                                              $1,387           $1,251            $1,249
                                                                             =======           ======           =======










The accompanying notes are an integral part of these statements.

                         PEOPLES COMMUNITY BANCORP, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              For the years ended September 30, 2000, 1999 and 1998
                        (In thousands, except share data)


                                                                                                    UNREALIZED
                                                                                         SHARES       GAINS ON
                                                                                       ACQUIRED     SECURITIES
                                                                 ADDITIONAL            BY STOCK     DESIGNATED
                                                         COMMON     PAID-IN  RETAINED   BENEFIT   AS AVAILABLE
                                                          STOCK     CAPITAL  EARNINGS      PLAN       FOR SALE       TOTAL
Balance at October 1, 1997, as restated for business
  combination  (Note A)                                     $-     $     -     $11,754     $ -         $   900     $12,654

Net earnings for the year ended September 30, 1998           -           -         937       -              -          937
Unrealized gains on securities designated as available
  for sale, net of related tax effects                       -           -          -        -             349         349
                                                             --     -------    -------      ---         ------    --------

Balance at September 30, 1998                                -           -      12,691       -           1,249      13,940

Net earnings for the year ended September 30, 1999           -           -         735       -              -          735
Unrealized gains on securities designated as
  available for sale, net of related tax effects             -           -          -        -               2           2
                                                             --     -------    -------      ---       --------    --------

Balance at September 30, 1999                                -           -      13,426       -           1,251      14,677

Net proceeds from issuance of common stock                   12      11,240         -      (952)            -       10,300
Issuance of shares in connection with acquisition of
  Harvest Home                                                8       5,900         -        -              -        5,908
Amortization expense of stock benefit plan                   -           -          -        95             -           95
Net earnings for the year ended September 30, 2000           -           -         548       -              -          548
Unrealized gains on securities designated as
  available for sale, net of related tax effects             -           -          -        -             136         136
                                                             --     -------    -------      ---         ------    --------

Balance at September 30, 2000                             $  20     $17,140    $13,974    $(857)        $1,387     $31,664
                                                           ====      ======     ======     ====          =====      ======






The accompanying notes are an integral part of these statements.

                         PEOPLES COMMUNITY BANCORP, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                            Year ended September 30,
                                 (In thousands)

                                                                                2000             1999              1998
                                                                                           (Restated)        (Restated)
Cash flows provided by (used in) operating activities:
  Net earnings for the year                                                $     548        $     735         $     937
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of premiums and discounts on
      investment and mortgage-backed securities - net                           (230)              -                 -
    Amortization of purchase price adjustments                                  (322)              -                 -
    Amortization of deferred loan origination fees                              (132)            (127)             (133)
    Depreciation and amortization                                                113               47                49
    Amortization of goodwill                                                     247               -                 -
    Provision for losses on loans                                                156              175                48
    Federal Home Loan Bank stock dividends                                      (254)             (70)              (66)
    Gain on sale of investments and mortgage-backed securities                   (19)              -                (91)
    Amortization expense of stock benefit plan                                    95               -                 -
    Increase (decrease) in cash, net of acquisition of Harvest Home
      Financial Corporation, due to changes in:
        Accrued interest receivable                                             (397)               2                (4)
        Prepaid expenses and other assets                                         56               27                20
        Accrued interest payable                                                 313              (14)               (4)
        Other liabilities                                                       (136)              26                 4
        Federal income taxes
          Current                                                               (526)              20                 6
          Deferred                                                               848             (130)               11
                                                                            --------         --------         ---------
            Net cash provided by operating activities                            360              691               777

Cash flows provided by (used in) investing activities:
  (Increase) decrease in certificates of deposit in other
    financial institutions                                                       400              500               (200)
  Proceeds from maturity of investment securities                              1,096            1,000              1,150
  Purchase of investment securities                                               -              (496)              (502)
  Proceeds from sale of investments designated as available
    for sale                                                                      -                -                  93
  Purchase of mortgage-backed securities                                     (62,992)              -                (300)
  Principal repayments on mortgage-backed securities                          12,809              334                295
  Proceeds from sale of mortgage-backed securities
    designated as available for sale                                           2,122               -                  -
  Principal repayments on loans                                               33,989           26,005             22,681
  Loan disbursements                                                         (73,723)         (30,156)           (23,547)
  Purchase of office equipment                                                (1,035)            (137)               (59)
  Purchase of Federal Home Loan Bank stock                                    (3,345)              -                  -
  Acquisition of Harvest Home Financial Corporation common
    stock - net                                                               (8,190)              -                  -
                                                                             -------          -------            -------
            Net cash used in investing activities                            (98,869)          (2,950)              (389)

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposit accounts                                 (2,923)           3,694              1,889
  Proceeds from Federal Home Loan Bank advances                               98,803            2,000             14,000
  Repayment of Federal Home Loan Bank advances                                (8,253)          (6,000)           (16,000)
  Proceeds from stock issuance - net                                          10,300               -                  -
  Increase in advances by borrowers for taxes and insurance                       26               -                  -
                                                                           ---------          -------            -------
            Net cash provided by (used in) financing activities               97,953             (306)              (111)
                                                                              ------         --------           --------

Net increase (decrease) in cash and cash equivalents                            (556)          (2,565)               277

Cash and cash equivalents at beginning of year                                 5,183            7,748              7,471
                                                                             -------          -------            -------

Cash and cash equivalents at end of year                                    $  4,627         $  5,183           $  7,748
                                                                             =======          =======            =======


                         PEOPLES COMMUNITY BANCORP, INC.

                            Year ended September 30,
                                 (In thousands)


                                                                                2000             1999              1998
                                                                                           (Restated)        (Restated)

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                 $       139          $   472           $   370
                                                                          ==========           ======            ======

    Interest on deposits and borrowings                                  $     9,535          $ 4,595           $ 4,706
                                                                          ==========           ======            ======


Supplemental disclosure of noncash investing activities:
  Unrealized gains on securities designated as available
    for sale, net of related tax effects                                 $       136          $     2           $   349
                                                                          ==========           ======            ======

  Transfers from loans to real estate acquired through
    foreclosure                                                          $       110          $    -            $    -
                                                                          ==========           ======            ======

  Liabilities assumed and consideration paid in acquisition of
    Harvest Home Financial Corporation                                   $   122,965          $    -            $    -

    Less:  fair value of assets received                                     118,026               -                 -
                                                                             -------            -----             -----

    Amount assigned to goodwill                                          $     4,939          $    -            $    -
                                                                          ==========           ======            ======







The accompanying notes are an integral part of these statements.

                         PEOPLES COMMUNITY BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    On March 29, 2000, The People's Building, Loan and Savings Company ("People's") and The Oakley Improved Building and Loan Company ("Oakley"), (collectively "the Companies"), jointly executed an Agreement and Plan of Merger (the "Merger") wherein Oakley merged with and into People's. Coincident with the Merger, People's changed its name to Peoples Community Bank (hereinafter "Peoples" or the "Bank"). The Merger was accounted for under the pooling-of-interests method of accounting, whereby the financial statements were restated for prior years to include the accounts of Oakley. In connection therewith, the Companies adopted an overall Plan of Conversion (the "Conversion") whereby a new holding company, Peoples Community Bancorp, Inc. (the "Corporation") was formed, simultaneously converting People's from mutual to stock form.

    Pursuant to the Plan of Conversion, the Corporation issued 1,190,000 common shares to its depositors and members of the community. The costs of issuing the common stock were deducted from the sale proceeds of the offering.

    Immediately following the Merger and Conversion, the Corporation acquired the Harvest Home Financial Corporation ("Harvest Home") for consideration of $7.9 million in cash and 787,733 shares of common stock. Under the terms of the agreement, each share of Harvest Home's common stock was exchanged for a combination of $9.00 per share in cash plus one share of the Corporation's common stock. The acquisition was accounted for using the purchase method of accounting, consequently prior period amounts are not restated.

    The Corporation is a savings and loan holding company whose activities are primarily limited to holding the stock of the Bank. Peoples conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer and nonresidential purposes. Peoples' profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Peoples can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

    The consolidated financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

                         PEOPLES COMMUNITY BANCORP, INC.

                        September 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

    1.  PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Corporation and Peoples. All significant intercompany balances and transactions have been eliminated.

    2.  INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or stockholders' equity, respectively.

    The Corporation's stockholders' equity reflected net unrealized gains on securities designated as available for sale totaling $1.4 million and $1.3 million at September 30, 2000 and 1999, respectively.

    Realized gains and losses on sales of securities are recognized using the specific identification method.

    3.  LOANS RECEIVABLE

    Loans receivable are stated at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

                         PEOPLES COMMUNITY BANCORP, INC.

                        September 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    4.  LOAN ORIGINATION FEES

    Peoples accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases". Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs of originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on Peoples' experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

    5.  ALLOWANCE FOR LOAN LOSSES

    It is Peoples' policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, Peoples records a loan charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans (including development projects) and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

    Peoples accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. Peoples' current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to Peoples' investment in multi-family and nonresidential loans, and its evaluation of impairment thereof, such loans are collateral dependent, and as a result, are carried as a practical expedient at the lower of cost or fair value.

                         PEOPLES COMMUNITY BANCORP, INC.

                        September 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    5.  ALLOWANCE FOR LOAN LOSSES (continued)

    It is Peoples' policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At September 30, 2000 and 1999, Peoples had no loans defined as impaired under SFAS No. 114.

    6.  OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be forty years for buildings, ten to forty years for building improvements, and five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

    7.  REAL ESTATE ACQUIRED THROUGH FORECLOSURE

    Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

    8.  GOODWILL

    Goodwill resulting from the acquisition of Harvest Home totaled approximately $5.0 million, and is being amortized over a ten year period using the straight-line method. Management periodically evaluates the carrying value of intangible assets in relation to the continuing earnings capacity of the acquired assets and assumed liabilities.

                         PEOPLES COMMUNITY BANCORP, INC.

                        September 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    9.  FEDERAL INCOME TAXES

    The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

    The Corporation's principal temporary differences between pretax financial income and taxable income result from different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, deferred compensation and stock benefit plans, the general loan loss allowance and percentage of earnings bad debt deductions. Additional temporary differences result from depreciation computed using accelerated methods for tax purposes.

    10.  BENEFIT PLANS

    Peoples has a noncontributory unfunded retirement plan that covers all directors. Peoples' policy is to maintain an accrued liability equal to the present value of benefits computed using a predetermined annual benefit amount at retirement. Each director is vested at 65% automatically with an additional vesting of 15% after three years and 5% per year thereafter until 100% vesting is reached. The provision for directors retirement expense totaled $71,000, $29,000 and $114,000 for the years ended September 30, 2000, 1999 and 1998, respectively.

    Peoples has a Simplified Employee Pension Plan ("SEP") for its employees. Each employee who is at least 21 and has performed services in at least 53 of the immediately preceding 260 weeks is eligible to participate. Peoples may make discretionary contributions to the SEP which are shared pro-rata among all eligible employees based on their compensation for that calendar year. No employee may be allocated funds under the SEP in any one year in excess of 15% of the employee's compensation for that calendar year. Peoples contribution expense for the SEP amounted to $17,000, $60,000 and $46,000 for the fiscal years ended September 30, 2000, 1999 and 1998, respectively. Participants are immediately vested in employer contributions as well as their elective deferrals and may withdraw either at any time. The disclosures required under SFAS No. 87, "Accounting for Pensions," have not been provided based on materiality.

                         PEOPLES COMMUNITY BANCORP, INC.

                        September 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    10.  BENEFIT PLANS (continued)

    Peoples provides supplemental retirement benefits to certain key officers. Peoples' obligations under the supplemental plan have been funded via the purchase of key man life insurance policies for which Peoples is the beneficiary. Expense under the supplemental plan totaled approximately $1,000 during each of the fiscal years ended September 30, 2000, 1999 and 1998.

    In conjunction with the Conversion, the Corporation implemented an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all full-time employees who have completed one year of service. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense recognized related to the ESOP totaled approximately $114,000 for the fiscal year ended September 30, 2000.

    11.  EARNINGS PER SHARE

    The provisions of SFAS No. 128, "Earnings Per Share," are not applicable to the years ended September 30, 2000, 1999 and 1998, as the Conversion was completed in March 2000.

    12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

    The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

                         PEOPLES COMMUNITY BANCORP, INC.

                        September 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 2000 and 1999:

                  CASH AND CASH EQUIVALENTS: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

                  INVESTMENT AND MORTGAGE-BACKED SECURITIES: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

                  LOANS RECEIVABLE: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

                  FEDERAL HOME LOAN BANK STOCK: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

                  DEPOSITS: The fair value of NOW accounts, passbook accounts, money market demand and escrow deposits is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

                  ADVANCES FROM THE FEDERAL HOME LOAN BANK: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities.

                  COMMITMENTS TO EXTEND CREDIT: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At September 30, 2000 and 1999, the difference between the fair value and notional amount of loan commitments was not material.

                         PEOPLES COMMUNITY BANCORP, INC.

                        September 30, 2000, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at September 30 are as follows:

                                                                    2000                            1999
                                                        CARRYING            FAIR       CARRYING           FAIR
                                                           VALUE           VALUE          VALUE          VALUE
                                                                              (In thousands)
    Financial assets
      Cash and cash equivalents                           $4,627          $4,627     $    5,183     $    5,183
      Certificates of deposit                                 -               -             400            400
      Investment securities                                8,211           8,211          3,250          3,250
      Mortgage-backed securities                          94,050          94,050          1,185          1,185
      Loans receivable                                   196,485         195,300         94,551         96,024
      Federal Home Loan Bank stock                         6,852           6,852          1,021          1,021
                                                          ------          ------      ---------      ---------

                                                        $310,225        $309,040       $105,590       $107,063
                                                         =======         =======        =======        =======
    Financial liabilities
      Deposits                                          $151,353        $152,172      $  91,018      $  91,581
      Advances from the Federal Home Loan Bank           134,500         134,494             -              -
                                                         -------         -------      ---------      ---------

                                                        $285,853        $286,666      $  91,018      $  91,581
                                                         =======         =======       ========       ========

    13.  ADVERTISING

    Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $67,000, $45,000 and $41,000 for the fiscal years ended September 30, 2000, 1999 and 1998, respectively.

    14.  CASH AND CASH EQUIVALENTS

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest-bearing deposits in other financial institutions with original maturities of less than ninety days.

    15.  RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform to the 2000 consolidated financial statement presentation.

                         PEOPLES COMMUNITY BANCORP, INC.

                        September 30, 2000, 1999 and 1998


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at September 30, 2000 and 1999, are summarized as follows:

                                                                                2000
                                                                      GROSS             GROSS        ESTIMATED
                                                 AMORTIZED       UNREALIZED        UNREALIZED             FAIR
                                                      COST            GAINS            LOSSES            VALUE
    AVAILABLE FOR SALE:                                                    (In thousands)
      FHLMC stock                                 $     48           $1,997            $   -            $2,045
      U.S. Government agency
        obligations - due within one year            6,169               -                  3            6,166
                                                     -----            -----             -----            -----

                                                    $6,217           $1,997            $    3           $8,211
                                                     =====            =====             =====            =====


                                                                                1999
                                                                      GROSS             GROSS        ESTIMATED
                                                 AMORTIZED       UNREALIZED        UNREALIZED             FAIR
                                                      COST            GAINS            LOSSES            VALUE
    AVAILABLE FOR SALE:                                                    (In thousands)
      FHLMC stock                                 $     48           $1,902            $   -            $1,950
      U.S. Government agency
        obligations - due within one year            1,301               -                  1            1,300
                                                     -----            -----             -----            -----

                                                    $1,349           $1,902            $    1           $3,250
                                                     =====            =====             =====            =====


                         PEOPLES COMMUNITY BANCORP, INC.

                        September 30, 2000, 1999 and 1998


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)


    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at September 30, 2000 and 1999, are summarized as follows:

                                                                                  2000
                                                                           GROSS          GROSS      ESTIMATED
                                                       AMORTIZED      UNREALIZED     UNREALIZED           FAIR
                                                            COST           GAINS         LOSSES          VALUE
                                                                            (In thousands)
    AVAILABLE FOR SALE:
      Federal Home Loan Mortgage Corporation:
        Participation certificates                      $  3,222           $  24         $    2       $  3,244
        Collateralized mortgage obligations               34,046             626            269         34,403
      Federal National Mortgage Association:
        Participation certificates                         1,584              11              5          1,590
        Collateralized mortgage obligations               17,348               4            173         17,179
      Government National Mortgage Association
        participation certificates                        37,743             211            320         37,634
                                                          ------             ---            ---         ------

         Total mortgage-backed securities                $93,943            $876           $769        $94,050
                                                          ======             ===            ===         ======


                                                                                  1999
                                                                           GROSS          GROSS      ESTIMATED
                                                       AMORTIZED      UNREALIZED     UNREALIZED           FAIR
                                                            COST           GAINS         LOSSES          VALUE
                                                                            (In thousands)
    AVAILABLE FOR SALE:
      Government National Mortgage Association
        participation certificates                        $1,190          $    8          $  13         $1,185
                                                           =====           =====           ====          =====

    The amortized cost of mortgage-backed securities, by contractual terms to maturity at September 30, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                                                           2000            1999
                                                                                               (In thousands)
    Due within three years                                                             $  3,204        $     11
    Due in three to five years                                                               16              10
    Due in five to ten years                                                              4,123             495
    Due in ten to twenty years                                                            1,765             674
    Due after twenty years                                                               84,835              -
                                                                                         ------           -----

                                                                                        $93,943          $1,190
                                                                                         ======           =====

                         PEOPLES COMMUNITY BANCORP, INC.

                        September 30, 2000, 1999 and 1998


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at September 30 is summarized as follows:

                                                                                           2000           1999
                                                                                             (In thousands)

    Residential real estate
      One-to-four family                                                               $153,627        $87,574
      Multifamily                                                                         8,999          1,588
      Construction                                                                       19,857          3,473
    Nonresidential real estate and land                                                  20,440          5,935
    Nonresidential real estate construction                                               7,199             -
    Consumer and other                                                                    1,307            133
                                                                                      ---------       --------
                                                                                        211,429         98,703
    Less:
      Undisbursed portion of loans in process                                            13,546          3,337
      Deferred loan origination fees                                                        636            400
      Allowance for loan losses                                                             762            415
                                                                                     ----------       --------

                                                                                       $196,485        $94,551
                                                                                     ==========       ========

    As depicted above, Peoples' lending efforts have historically focused on one-to-four family residential and multifamily residential real estate loans, which comprise approximately $171.6 million, or 87%, of the total loan portfolio at September 30, 2000, and $89.3 million, or 94%, of the total loan portfolio at September 30, 1999. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided Peoples with adequate collateral coverage in the event of default. Nevertheless, Peoples, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in Peoples' primary lending areas are presently stable.

    In the ordinary course of business, Peoples has granted loans to some of its directors, officers and their related business interests. All loans to related parties have been made on substantially the same terms as those prevailing at the time for unrelated third parties. The aggregate dollar amount of loans to officers and directors was approximately $1.5 million and $214,000 at September 30, 2000 and 1999, respectively. During the fiscal year ended September 30, 2000, $1.0 million in new loans were disbursed to officers and directors, while principal repayments of $57,000 were received from officers and directors.

                         PEOPLES COMMUNITY BANCORP, INC.

                        September 30, 2000, 1999 and 1998


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                                                                2000         1999         1998
                                                                                       (In thousands)
    Balance at beginning of year                                                $415         $240         $207
    Provision for losses on loans                                                156          175           48
    Charge-off of loans                                                           (4)          -           (15)
    Allowance resulting from acquisition of
      Harvest Home - net                                                         195           -            -
                                                                                ----         ----         ----

    Balance at end of year                                                      $762         $415         $240
                                                                                ====         ====         ====

    At September 30, 2000, the Bank's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

    At September 30, 2000, 1999 and 1998, the Bank's nonaccrual and nonperforming loans totaled $1.3 million, $1.1 million and $704,000, respectively. Interest income which would have been recognized if such loans had performed pursuant to contractual terms totaled approximately $47,000, $27,000 and $21,000 for the years ended September 30, 2000, 1999 and 1998, respectively.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment are comprised of the following at September 30:


                                                                                           2000           1999
                                                                                             (In thousands)
    Land and improvements                                                               $   739       $     57
    Office buildings and improvements                                                     2,137            879
    Furniture, fixtures and equipment                                                       921            566
                                                                                         ------         ------
                                                                                          3,797          1,502
      Less accumulated depreciation                                                         553            440
                                                                                         ------         ------

                                                                                         $3,244         $1,062
                                                                                         ======         ======

    During fiscal 2000, the Corporation began construction of a new facility for banking and corporate administration offices. The total commitment for this project is estimated at $3.1 million, of which $928,000 had been paid as of September 30, 2000, leaving a remaining commitment of approximately $2.2 million at that date.

                         PEOPLES COMMUNITY BANCORP, INC.

                        September 30, 2000, 1999 and 1998


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at September 30:

    DEPOSIT TYPE AND WEIGHTED-AVERAGE                                            2000                        1999
    INTEREST RATE                                                           AMOUNT      %              AMOUNT      %
                                                                                    (Dollars in thousands)
    NOW and Super NOW accounts - 3.03% in 2000                            $  4,883       3.2         $     -          -
    Passbook accounts - 2.54% in 2000 and 3.65% in 1999                     14,904       9.8            5,408       5.9
    Money market demand deposit - 2.83% in 2000 and 4.04% in 1999           24,510      16.2           19,356      21.3
                                                                          --------    ------           ------    ------

           Total demand, transaction and passbook deposits                  44,297      29.2           24,764      27.2

    Certificates of deposit:
      Original maturities of:
        Less than 12 months
          6.10% in 2000 and 4.60% in 1999                                   12,499       8.3           10,187      11.2
        12 months to 36 months
          6.11% in 2000 and 5.40% in 1999                                   70,170      46.4           33,281      36.6
        More than 36 months
          6.24% in 2000 and 5.33% in 1999                                   18,473      12.2           18,517      20.3
      Individual retirement accounts
        5.60% in 2000 and 5.78% in 1999                                      5,914       3.9            4,269       4.7
                                                                          --------    ------           ------    ------

           Total certificates of deposit                                   107,056      70.8           66,254      72.8
                                                                          --------    ------           ------    ------

           Total deposits                                                 $151,353     100.0%         $91,018     100.0%
                                                                          ========    ======           ======    ======


    At September 30, 2000 and 1999, Peoples had certificate of deposit accounts with balances greater than $100,000 totaling $23.5 million and $23.3 million, respectively.

                         PEOPLES COMMUNITY BANCORP, INC.

                        September 30, 2000, 1999 and 1998


NOTE F - DEPOSITS (continued)

    Interest expense on deposit accounts is summarized as follows for the years ended September 30:


                                                                                2000         1999         1998
                                                                                       (In thousands)
    Money market demand deposit accounts                                      $  816       $  776       $  740
    Passbook and escrow accounts                                                 313          202          228
    NOW and Super NOW accounts                                                    52           -            -
    Certificates of deposit                                                    4,729        3,564        3,734
                                                                               -----        -----        -----

                                                                              $5,910       $4,542       $4,702
                                                                               =====        =====        =====

    Maturities of outstanding certificates of deposit are summarized as follows at September 30:

                                                                                         2000             1999
                                                                                           (In thousands)
    Less than one year                                                               $ 71,242          $40,430
    One to three years                                                                 27,066           20,800
    Over three years                                                                    8,748            5,024
                                                                                    ---------          -------

                                                                                     $107,056          $66,254
                                                                                    =========          =======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at September 30, 2000 by pledges of certain residential mortgage loans totaling $127.1 million, certain investment and mortgage-backed securities totaling $50.4 million and Peoples' investment in Federal Home Loan Bank stock, are summarized as follows:

    INTEREST RATE                                  MATURING FISCAL                             SEPTEMBER 30,
                                                   YEAR ENDING IN                        2000             1999
                                                                                         (Dollars in thousands)
    6.22% - 6.69%                                        2001                        $132,500              $-
    6.66%                                                2008                           2,000               -
                                                                                    ---------             ----

                                                                                     $134,500              $-
                                                                                    =========             ====

               Weighted-average interest rate                                           6.67%               -%
                                                                                    =========             ====

                         PEOPLES COMMUNITY BANCORP, INC.

                        September 30, 2000, 1999 and 1998


NOTE H - COMMITMENTS

    Peoples is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of Peoples' involvement in such financial instruments.

    Peoples' exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. Peoples uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At September 30, 2000, Peoples had commitments to originate real estate loans totaling $7.1 million, commitments for unused lines of credit under home equity loans totaling $5.2 million and commitments for letters of credit under commercial loans totaling $85,000. Management believes that such loan commitments are able to be funded through normal cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Peoples evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by Peoples upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.

                         PEOPLES COMMUNITY BANCORP, INC.

                        September 30, 2000, 1999 and 1998


NOTE I - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended September 30 as follows:

                                                                            2000           1999           1998
                                                                                     (In thousands)
    Federal income taxes at statutory rate                                  $343           $376           $480
    Increase (decrease) in taxes resulting from:
      Amortization of goodwill                                                84             -              -
      Nondeductible merger-related expenses                                   35             -              -
      Other                                                                   -              (5)            (5)
                                                                           -----          -----          -----
    Federal income taxes per consolidated
      financial statements                                                  $462           $371           $475
                                                                           =====          =====          =====

    Effective tax rate                                                     45.7%           33.5%          33.6%
                                                                           =====          =====          =====

    The composition of the Corporation's net deferred tax liability at September 30 is as follows:

                                                                                           2000           1999
                                                                                               (In thousands)
     Taxes (payable) refundable on temporary differences at estimated corporate tax rate:
       Deferred tax assets:
         General loan loss allowance                                                    $   259        $   141
         Deferred compensation                                                              309            231
         Stock benefit plans                                                                 92             -
         Deferred loan origination fees                                                     139             89
         Other                                                                               16              2
                                                                                        -------       --------
           Total deferred tax assets                                                        815            463

     Deferred tax liabilities:
         Percentage of earnings bad debt deduction                                         (187)          (156)
         Cash versus accrual basis of accounting                                            (97)           (62)
         Federal Home Loan Bank stock dividends                                            (518)          (179)
         Book/tax depreciation differences                                                  (92)           (69)
         Unrealized gains on securities designated as available for sale                   (714)          (645)
                                                                                         ------         ------
           Total deferred tax liabilities                                                (1,608)        (1,111)
                                                                                          -----          -----

           Net deferred tax liability                                                   $  (793)       $  (648)
                                                                                         ======         ======



                         PEOPLES COMMUNITY BANCORP, INC.

                        September 30, 2000, 1999 and 1998


NOTE I - FEDERAL INCOME TAXES (continued)

    Peoples was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. This deduction totaled approximately $3.7 million as of September 30, 2000. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The approximate amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction is $880,000.

    As a result of fiscal 1997 legislative changes, Peoples is currently required to recapture as taxable income approximately $1.1 million of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and is unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. Peoples has provided deferred taxes for this amount and began to amortize the recapture of the bad debt reserve into taxable income over a six year period in fiscal 1999.


NOTE J - REGULATORY CAPITAL

    Peoples is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Peoples must meet specific capital guidelines that involve quantitative measures of the Peoples' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Peoples' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest regulatory examination rating and acceptable levels of risk. The risk-based capital requirement currently provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, Peoples multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

                         PEOPLES COMMUNITY BANCORP, INC.

                        September 30, 2000, 1999 and 1998


NOTE J - REGULATORY CAPITAL (continued)

    As of September 30, 2000 and 1999, management believes that Peoples met all capital adequacy requirements to which it was subject.

                                                                AS OF SEPTEMBER 30, 2000

                                                                     FOR CAPITAL
                                             ACTUAL                ADEQUACY PURPOSES
                                      ------------------           -----------------
                                         Amount    Ratio           Amount     Ratio
                                                               (Dollars in thousands)
                                                           GREATER           GREATER
    Tangible capital                    $25,585      8.1%   THAN   $ 4,736    THAN   1.5%

                                                           GREATER           GREATER
    Core capital                        $25,585      8.1%   THAN   $12,629    THAN   4.0%

                                                           GREATER           GREATER
    Risk-based capital                  $26,347     18.1%   THAN   $11,675    THAN   8.0%




                                              TO BE "WELL-
                                           CAPITALIZED" UNDER
                                            PROMPT CORRECTIVE
                                           ACTION PROVISIONS
                                           -----------------
                                            Amount      Ratio

                                    GREATER           GREATER
    Tangible capital                 THAN   $15,787    THAN    5.0%

                                    GREATER           GREATER
    Core capital                     THAN   $18,944    THAN    6.0%

                                    GREATER           GREATER
    Risk-based capital               THAN   $14,593    THAN   10.0%








                                                                AS OF SEPTEMBER 30, 1999

                                                                      FOR CAPITAL
                                             ACTUAL                ADEQUACY PURPOSES
                                        ----------------       ----------------------
                                         AMOUNT    RATIO           AMOUNT    RATIO
                                                               (Dollars in thousands)
                                                            GREATER          GREATER
    Tangible capital                    $13,426    12.8%     THAN    $1,577   THAN    1.5%

                                                            GREATER          GREATER
    Core capital                        $13,426    12.8%     THAN    $4,205   THAN    4.0%

                                                            GREATER          GREATER
    Risk-based capital                  $13,841    24.6%     THAN    $4,498   THAN    8.0%





                                  TO BE "WELL-
                               CAPITALIZED" UNDER
                                PROMPT CORRECTIVE
                               ACTION PROVISIONS
                              -------------------
                                AMOUNT     RATIO

                        GREATER         GREATER
    Tangible capital     THAN   $5,257   THAN     5.0%

                        GREATER         GREATER
    Core capital         THAN   $6,309   THAN     6.0%

                        GREATER         GREATER
    Risk-based capital   THAN   $5,623   THAN    10.0%






    Management believes that, under the current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of Peoples, such as increased interest rates or a downturn in the economy in Peoples' market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

                         PEOPLES COMMUNITY BANCORP, INC.

                        September 30, 2000, 1999 and 1998


NOTE K - CONDENSED FINANCIAL STATEMENTS OF PEOPLES COMMUNITY BANCORP, INC.

    The following condensed financial statements summarize the financial position of Peoples Community Bancorp, Inc. of September 30, 2000, and the results of its operations and its cash flows for the period ended September 30, 2000.

                         PEOPLES COMMUNITY BANCORP, INC.
                        STATEMENT OF FINANCIAL CONDITION
                               September 30, 2000
                                 (In thousands)

    ASSETS

    Cash and cash equivalents                                                                          $    35
    Loan receivable from ESOP                                                                              857
    Investment in Peoples Community Bank                                                                31,664
                                                                                                        ------

          Total assets                                                                                 $32,556
                                                                                                        ======

    LIABILITIES AND STOCKHOLDERS' EQUITY

    Accrued expenses and other liabilities                                                             $   892

    Stockholders' equity
      Common stock and additional paid-in capital                                                       16,303
      Retained earnings                                                                                 13,974
      Unrealized gains on securities designated as available for sale, net of tax effects                1,387
                                                                                                       -------
         Total stockholders' equity                                                                     31,664
                                                                                                        ------

          Total liabilities and stockholders' equity                                                   $32,556
                                                                                                        ======


                         PEOPLES COMMUNITY BANCORP, INC.

                        September 30, 2000, 1999 and 1998


NOTE K - CONDENSED FINANCIAL STATEMENTS OF PEOPLES COMMUNITY BANCORP, INC. (continued)

                         PEOPLES COMMUNITY BANCORP, INC.
                              STATEMENT OF EARNINGS
                     For the period ended September 30, 2000
                                 (In thousands)

    Revenue
      Interest income                                         $ 33
      Equity in earnings of Peoples Community Bank             733
                                                              ----
         Total revenue                                         766

    General and administrative expenses                         33
                                                              ----

         Earnings before income taxes                          733

    Federal income taxes                                         -
                                                              ----

         NET EARNINGS                                         $733
                                                              ====


                         PEOPLES COMMUNITY BANCORP, INC.

                        September 30, 2000, 1999 and 1998


NOTE K - CONDENSED FINANCIAL STATEMENTS OF PEOPLES COMMUNITY BANCORP, INC. (continued)

                         PEOPLES COMMUNITY BANCORP, INC.
                             STATEMENT OF CASH FLOWS
                         Period ended September 30, 2000
                                 (In thousands)

    Cash provided by (used in) operating activities:
      Net earnings for the period                                                $    733
      Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities
        Undistributed earnings of consolidated subsidiary                            (733)
        Increase in cash due to changes in other liabilities                          892
                                                                                 --------
          Net cash provided by operating activities                                   892

    Cash flows provided by (used in) investing activities:
      Issuance of loan to ESOP                                                       (952)
      Proceeds from repayment of loan to ESOP                                          95
      Purchase of common shares of Peoples Community Bank                          (4,400)
      Acquisition of Harvest Home Financial Corp.                                  (5,900)
                                                                                 --------
          Net cash used in investing activities                                   (11,157)

    Cash flows provided by financing activities:
      Proceeds from issuance of common shares-net                                  10,300
                                                                                 --------

    Net increase in cash and cash equivalents                                          35

    Cash and cash equivalents at beginning of period                                   -
                                                                                 --------

    Cash and cash equivalents at end of period                                   $     35
                                                                                 ========


    The Bank is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Bank to the Corporation. Generally, the Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation.

                         PEOPLES COMMUNITY BANCORP, INC.

                        September 30, 2000, 1999 and 1998


NOTE L - BUSINESS COMBINATIONS

    On March 29, 2000, the Corporation acquired Harvest Home utilizing the purchase method of accounting. Harvest Home was dissolved upon consummation, with Harvest Home's banking subsidiary, Harvest Home Savings Bank, merging with and into Peoples. The results of Harvest Home's operations subsequent to March 29, 2000, are included in the consolidated financial statements. The Corporation paid $7.9 million in cash and issued 787,733 of its common shares in connection with the acquisition. The excess of consideration paid and fair value of liabilities assumed over the fair value of assets received, totaling approximately $5.0 million, was assigned to goodwill.

    Presented below are pro-forma condensed consolidated statements of earnings which have been prepared as if the acquisition had been consummated as of the beginning of each of the fiscal years ended September 30, 2000 and 1999.


                                                                                    2000                  1999
                                                                                           (In thousands)
                                                                                             (Unaudited)
    Total interest income                                                       $ 19,002              $ 14,354
    Total interest expense                                                        12,371                 8,792
                                                                                --------              --------
         Net interest income                                                       6,631                 5,562

    Provision for losses on loans                                                    212                   187
    Other income                                                                     168                   112
    General, administrative and other expense                                      5,353                 4,102
                                                                                --------              --------
         Earnings before income taxes                                              1,234                 1,385

    Federal income taxes                                                             357                   641
                                                                                --------              --------

         Net earnings                                                           $    877              $    744
                                                                                ========              ========

    On September 19, 2000, the Corporation entered into an Agreement and Plan of Merger (the "Agreement") whereby the Corporation would acquire the outstanding stock of Market Financial Corporation ("Market") for total consideration of approximately $16.4 million in cash and common stock. Under the terms of the Agreement, the Corporation will exchange either cash or common shares with a negotiated value of $13.00 for each outstanding share of Market. The acquisition will be accounted for using the purchase method of accounting.

                         PEOPLES COMMUNITY BANCORP, INC.

                        September 30, 2000, 1999 and 1998


NOTE L - BUSINESS COMBINATIONS (continued)

    Presented below are pro-forma condensed consolidated statements of earnings which have been prepared as if the acquisition had been consummated as of the beginning of each of the years ended September 30, 2000 and 1999.

                                                                                    2000                  1999
                                                                                           (In thousands)
                                                                                             (unaudited)
    Total interest income                                                       $ 19,227              $ 11,605
    Total interest expense                                                        11,952                 6,384
                                                                                --------              --------

         Net interest income                                                       7,275                 5,221

    Provision for losses on loans                                                    156                   175
    Other income                                                                     112                   494
    General, administrative and other expense                                      5,750                 3,376
                                                                                --------              --------

         Earnings before income taxes                                              1,481                 2,164

    Federal income taxes                                                             622                   731
                                                                                --------              --------

         Net earnings                                                           $    859              $  1,433
                                                                                ========              ========


NOTE M - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following table summarizes the Corporation's quarterly results for the fiscal year ended September 30, 2000. Certain amounts, as previously reported, have been reclassified to conform to the 2000 presentation.

                                                                        THREE MONTHS ENDED
                                                    DECEMBER 31,       MARCH 31,     JUNE 30,    SEPTEMBER 30,
    2000:                                                  (In thousands, except per share data)
    Total interest income                                $ 2,008         $ 2,386      $ 5,293          $ 5,742
    Total interest expense                                 1,142           1,415        3,483            4,051
                                                         -------         -------      -------          -------

    Net interest income                                      866             971        1,810            1,691
    Provision for losses on loans                             33              33           45               45
    Other income                                              19               3           54               25
    General, administrative and other expense                514           1,526        1,101            1,132
                                                         -------         -------      -------          -------

    Earnings (loss) before income taxes                      338            (585)         718              539
    Federal income taxes (benefits)                          120            (153)         279              216
                                                         -------         -------      -------          -------

    Net earnings (loss)                                  $   218         $  (432)     $   439          $   323
                                                         =======         =======      =======          =======

    Earnings per share
      Basic                                                  N/A             N/A      $   .23          $   .17
                                                             ===             ===          ===              ===

      Diluted                                                N/A             N/A      $   .23          $   .17
                                                             ===             ===          ===              ===


           PEOPLES COMMUNITY BANCORP, INC. AND PEOPLES COMMUNITY BANK


                                    DIRECTORS

Paul E. Hasselbring                          Thomas J. Noe
CHAIRMAN OF THE BOARD                        CHIEF FINANCIAL OFFICER

Jerry D. Williams                            John E. Rathkamp
PRESIDENT AND CHIEF EXECUTIVE OFFICER        CHIEF LENDING OFFICER

Richard S. Johnston                          Zane M. Brant
RETIRED, FORMERLY PRESIDENT OF THE PEOPLE'S  PRESIDENT OF BRANT'S, INC.
  BUILDING & LOAN COMPANY

John L. Buchanan                             Donald L. Hawke
PRESIDENT OF BUCHANAN'S POWER EQUIPMENT      RETIRED
  CENTER, INC.

James R. Van DeGrift                         Nicholas N. Nelson
TRUSTEE, TURTLECREEK TOWNSHIP, LEBANON,      COUNTY ADVISOR, WARREN COUNTY, OHIO
  OHIO

                               EXECUTIVE OFFICERS

Paul E. Hasselbring                          Thomas J. Noe
CHAIRMAN OF THE BOARD                        CHIEF FINANCIAL OFFICER

Jerry D. Williams                            John E. Rathkamp
PRESIDENT AND CHIEF EXECUTIVE OFFICER        SECRETARY AND CHIEF LENDING OFFICER

David A. Cook                                Dennis J. Slattery
VICE PRESIDENT                               CHIEF OPERATING OFFICER

Beth Darlene Pennington                      Jerry Boate
VICE PRESIDENT                               VICE PRESIDENT

Lori Marion Henn                             Teresa O'Quinn
VICE PRESIDENT                               VICE PRESIDENT AND CONTROLLER

                                             Deborah Mundstock
                                             VICE PRESIDENT

                                BANKING LOCATIONS


                                   MAIN OFFICE
                                   -----------

                                11 South Broadway
                               Lebanon, Ohio 45036


                                 BRANCH OFFICES
                                 --------------

112 E. Main Street            3621 Harrison Avenue       3924 Isabella
Blanchester, Ohio  45107      Cheviot, Ohio  45211       Cincinnati, Ohio  45209

3663 Ebenezer Road                                       7030 Hamilton Avenue
Cincinnati, Ohio  45248                                  Cincinnati, Ohio  45231




                             STOCKHOLDER INFORMATION

         Peoples Community Bancorp, Inc. is a Delaware-incorporated thrift holding company conducting business through its wholly-owned subsidiary, Peoples Community Bank. Peoples Community Bank is a federally-chartered, SAIF-insured stock savings bank operating through six offices in Hamilton, Warren and Clinton counties in southwest Ohio.

                            TRANSFER AGENT/REGISTRAR:

                         Registrar and Transfer Company
                                10 Commerce Drive
                           Cranford, New Jersey 07016
                                 (908) 272-8511

                              STOCKHOLDER REQUESTS:

   Requests for annual reports, quarterly reports and related stockholder literature should be directed to John E. Rathkamp, Secretary, Peoples Community Bancorp, Inc., 3621 Harrison Avenue, Cheviot, Ohio 45211.

   Stockholders needing assistance with stock records, transfers or lost certificates, please contact Peoples Community Bancorp's transfer agent, Registrar and Transfer Company.