Form 10-K, Exhibit 13
period 2001-09-30
PEOPLES COMMUNITY BANCORP INC /DE/
filed 2001-12-28
CIK 1100983

PEOPLES COMMUNITY BANCORP, INC.



                               2001 ANNUAL REPORT


                                 TO STOCKHOLDERS

                                TABLE OF CONTENTS

===============================================================================


                                                                           Page

President's Letter to Stockholders............................................1

Business of Peoples Community Bancorp, Inc....................................2

Market Price of Peoples Community Common Shares and
  Related Stockholder Matters.................................................3

Financial Highlights..........................................................4

Management's Discussion and Analysis of Financial Condition
  and Results of Operations...................................................6

Consolidated Financial Statements:
       Report of Independent Certified Public Accountants....................20
       Consolidated Statements of Financial Condition........................21
       Consolidated Statements of Earnings...................................22
       Consolidated Statements of Comprehensive Income.......................23
       Consolidated Statements of Cash Flows.................................24
       Notes to Consolidated Financial Statements............................26

Directors and Executive Officers.............................................49

Banking Locations............................................................50

Stockholder Information......................................................50

Dear Stockholders:

It is my pleasure to present to you Peoples Community Bancorp, Inc.'s Annual Report to Stockholders for the fiscal year end September 30, 2001. Fiscal year 2001 represented our first full year of operation since our inception on March 29, 2000. This past year the Directors, Senior Management and Staff have worked diligently to position the Bank to move safely and profitably through the years ahead. We remain committed to developing and sustaining an independent community bank, which is made possible with your continued support.

Our efforts in fiscal 2001 are reflected in the Company's growth to $416.0 million in total assets and $38.8 million in stockholders' equity, or 9.3% of total assets. We also experienced a substantial increase in net earnings primarily due to increased net interest income as the Bank transitioned from primarily a residential home loan portfolio to a more diversified loan portfolio of multifamily, commercial, development and unsecured loans. The growth and expansion experienced this past year is consistent with the Bank's original business plan adopted in connection with its conversion to stock form in March 2000.

As part of our continuing plan to expand into other market areas and consolidate our operations, the Bank has committed significant capital to building additional banking facilities. Due to declining margins that continue to challenge the banking industry, we believe that our growth strategy is critical to our continued success. Consistent with this approach, we believe that the proposed future expansion into the rapidly growing Butler County, Warren County and other surrounding areas will increase our market share and provide the avenues to achieve the requisite level of profitable growth in the future. Although there will be a significant negative impact on overhead expenses and profitability in the near term, we believe the expansion of our retail base will greatly enhance our franchise in the long term. Further, our present capital expenditure reflects our previously stated goal of remaining independent well into the future.

We are also pleased to report that we opened our Corporate Office and Branch facility at 6100 West Chester Road, West Chester, Ohio on May 7, 2001. The consolidation of management and operations at this one location has been a tremendous benefit. The business development of the Bank's retail and loan departments has been progressing very well. During fiscal 2001, we also began construction of our new branch office locations at North Lebanon with scheduled completion in January 2002 and Rivers Bend in Maineville with scheduled completion in February 2002. Additionally, we have purchased a lot on State Rt. 128 and U.S. Rt. 50 for the purpose of relocation of our North Bend office. The North Bend office has been sold and construction will begin at our new branch in the near future.

As a complement to our branch expansion in fiscal 2001, we also pursued growth through acquisitions in fiscal 2001. In March 2001, we successfully completed the acquisition of Market Financial Corporation and its wholly-owned subsidiary, Market Bank. The culmination of this transaction added two offices to our franchise and had an immediate positive impact on earnings. In addition, on August 23, 2001, Peoples Bancorp entered into an Agreement and Plan of Reorganization with Kenwood Bancorp, Inc. and Kenwood Savings Bank. This acquisition will add two additional office locations and will broaden our branch network in the Greater Cincinnati area. This transaction is presently expected to close in the first quarter of 2002.

The future of Peoples Community Bancorp, Inc. remains bright. Despite the recent decline in the economy compounded by the tragic events of September 11, Peoples has continued to grow and prosper. The dedication of the Directors, Management and Staff to work hard and promote all aspects of the Bank's philosophy has been demonstrated in our overall performance. Our stock price has remained strong while others have faltered. We are counting on our fellow shareholders, customers and employees to serve as ambassadors for our products and services in order to facilitate our growth and profitability and enhance our ability to remain an independent community bank.

 I speak for the Directors, Management and Staff in expressing our sincere appreciation for your continued support and interest in Peoples Community Bancorp, Inc. We are very pleased with our growth and performance to date and eagerly look to the future.

Sincerely,

/s/Jerry D. Williams

Jerry D. Williams
President and
Chief Executive Officer

                         Peoples Community Bancorp, Inc.


                           BUSINESS OF PEOPLES BANCORP

===============================================================================


Peoples Community Bancorp, Inc., a Delaware corporation ("Peoples Bancorp" or the "Company"), is a unitary savings and loan holding company, which owns all of the outstanding common shares of Peoples Community Bank ("Peoples Bank" or the "Bank"), a federally chartered savings bank.

Peoples Bank was organized in 1889 as an Ohio-chartered mutual savings and loan association under the name "People's Building, Loan and Savings Co." On September 30, 1999, Peoples Bank and The Oakley Improved Building and Loan Company ("Oakley"), jointly executed an Agreement and Plan of Merger, which provided for the merger of Oakley with and into Peoples Bank (the "Merger"). The Merger was accounted for under the pooling-of-interests method of accounting. Consequently, the financial statements have previously been restated for prior years to include the accounts of Oakley. In addition, Peoples Bank adopted a Plan of Conversion (the "Conversion"), which provided for the conversion of Peoples Bank to a federally chartered stock savings bank, the formation of Peoples Bancorp and the sale of Peoples Bancorp's common stock.

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

Peoples Bank also invests in U.S. government guaranteed mortgage-backed securities and investment securities issued by the U.S. government and agencies thereof. Funds for lending and investment are obtained primarily from savings deposits, loan principal and interest repayments and borrowings from the Federal Home Loan Bank (the "FHLB") of Cincinnati, of which Peoples Bank is a member.

Peoples Bancorp is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the "OTS"). Peoples Bank is subject to regulation, supervision and examination by the OTS as its primary federal regulator and the Federal Deposit Insurance Corporation (the "FDIC"), which administers the Savings Association Insurance Fund. The FDIC insures deposits in Peoples Bank up to applicable limits.

                         Peoples Community Bancorp, Inc.

                  MARKET PRICE OF PEOPLES BANCORP COMMON SHARES
                         AND RELATED STOCKHOLDER MATTERS

===============================================================================


Peoples Bancorp's common shares have been listed on the Nasdaq National Market ("Nasdaq") since March 29, 2000, under the symbol "PCBI." Presented below are the high and low trading prices for Peoples Bancorp's common shares for the period from March 29, 2000 to September 30, 2001. Such prices do not include retail financial markups, markdowns or commissions. Information relating to prices has been obtained from Nasdaq.


Fiscal 2001                                        High                   Low

Quarter ended:
  December 31, 2000                              $16.00                $11.94
  March 31, 2001                                  16.25                 14.25
  June 30, 2001                                   16.44                 13.50
  September 30, 2001                              18.12                 13.90

Fiscal 2000                                        High                   Low

Quarter ended:
  June 30, 2000                                  $12.94               $  9.25
  September 30, 2000                              12.69                 10.37

As of December 10, 2001, Peoples Bancorp had 2,483,733 common shares outstanding held of record by approximately 1,048 stockholders. The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others. Peoples Bancorp did not declare or pay any dividends during the fiscal years ended September 30, 2001 and 2000.

                         Peoples Community Bancorp, Inc.


                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

===============================================================================


The following selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information, including the Consolidated Financial Statements and related notes, appearing elsewhere herein.

                                                                                  At September 30,
Selected Consolidated Financial
  Condition Data: (1)                                         2001          2000         1999         1998         1997
                                                                                   (In thousands)
Total assets                                              $415,970      $320,620     $107,313     $107,024     $105,516
Cash and cash equivalents                                   14,595         4,627        5,183        7,748        7,234
Investment securities available for sale                     1,364         8,211        3,650        4,645        3,866
Mortgage-backed securities available for sale                   -         94,050        1,185        1,529        1,529
Loans receivable, net                                      377,727       196,485       94,551       90,448       89,900
Deposits                                                   233,063       151,353       91,018       87,324       85,434
Advances from the Federal Home Loan Bank                   140,000       134,500           -         4,000        6,000
Stockholders' equity (2)                                    38,778        31,664       14,677       13,940       12,665



                                                                              Year Ended September 30,
Selected Consolidated Operating
  Data: (1)                                                   2001          2000         1999         1998         1997
                                                                        (In thousands, except per share data)
Interest income                                            $25,897       $15,429       $7,872       $7,973       $7,775
Interest expense                                            15,543        10,091        4,581        4,891        4,777
                                                            ------        ------        -----        -----        -----
Net interest income                                         10,354         5,338        3,291        3,082        2,998

Provision for losses on loans                                2,449           156          175           48            1
                                                            ------        ------        -----        -----        -----
Net interest income after provision for
  losses on loans                                            7,905         5,182        3,116        3,034        2,997
Other income                                                 4,847           101           20          116           30
General, administrative and other expense                    8,124         4,273        2,030        1,738        1,573
                                                            ------        ------        -----        -----        -----

Earnings before income taxes                                 4,628         1,010        1,106        1,412        1,454
Federal income taxes                                         2,304           462          371          475          576
                                                            ------        ------        -----        -----        -----
Net earnings                                               $ 2,324       $   548       $  735       $  937       $  978
                                                            ======        ======        =====        =====        =====

Earnings  per share
     Basic                                                   $1.08           N/A          N/A          N/A          N/A
                                                              ====
     Diluted                                                 $1.08           N/A          N/A          N/A          N/A
                                                              ====



(See footnotes on next page)

                         Peoples Community Bancorp, Inc.

===============================================================================


                                                                       At or for the year ended September 30,
Key Operating Ratios:  (1)                                    2001          2000         1999         1998         1997
Performance Ratios:  (3)
  Return on average assets                                     .65%         .26%         .70%          .88%         .95%
  Return on average equity                                    6.46         2.41         5.14          7.04         8.14
  Average interest-earning assets to
    average interest-bearing liabilities                    110.13       110.39       115.48        114.45       111.39
  Interest rate spread (4)                                    2.57         2.12         2.48          2.28         2.47
  Net interest margin (4)                                     3.03         2.63         3.17          2.95         3.02
  General, administrative and other
    expense to average assets                                 2.26         2.04         1.92          1.64         1.53

Asset Quality Ratios:
  Nonperforming assets to total
    assets at end of period (5)                                .19%         .43%        1.01%          .66%         .96%
  Allowance for loan losses to
    nonperforming loans at end of period                    467.69        60.67        38.46         34.10        20.50
  Allowance for loan losses to total
    loans at end of period                                     .87          .36          .42           .26          .25

Capital and Other Ratios: (2)
  Average stockholders' equity to average assets             10.00%       10.84%       13.54%        12.52%       11.70%
  Tangible stockholders' equity to tangible assets            8.60         8.10        12.80         12.08        11.29
  Total capital to risk-weighted assets                      14.30        18.10        24.60         23.92        23.75



(1) The information as of and for the fiscal years ended September 30, 1997 through 1999, inclusive, has previously been restated to reflect the effects of the merger with The Oakley Improved Building and Loan Company in March 2000.
(2)  Consists solely of retained earnings at September 30, 1999 and prior.
(3) All ratios are based on average monthly balances during the respective periods.
(4) Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities; net interest margin represents net interest income as a percentage of average interest-earning assets.
(5) Nonperforming assets consist of non-accrual loans, loans past due 90 days or more and still accruing interest and real estate acquired through foreclosure or by deed-in-lieu thereof.

                         Peoples Community Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


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

On March 29, 2000 the following transactions were completed:

o    The Oakley  Improved  Building  and Loan was merged  with and into  Peoples
     Bank;
o Peoples Bank converted to a federally chartered stock savings bank and Peoples Bancorp sold 1,190,000 shares of its common stock; and
o Peoples Bancorp acquired Harvest Home Financial Corporation and its wholly owned subsidiary, Harvest Home Savings Bank.

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

On March 30, 2001, Peoples Bancorp acquired the Market Financial Corporation for consideration of $7.8 million in cash and 506,000 shares of common stock. Under the terms of the agreement, each share of Market's common stock was exchanged for a combination of cash and shares of Peoples Bancorp totaling $13.00 per share. The acquisition was accounted for using the purchase method of accounting and consequently, prior period amounts were not restated. As of March 30, 2001, Market Financial Corporation had approximately $56.7 million in assets, $41.7 million in liabilities and $6.0 million in stockholders' equity.

On August 23, 2001, the Corporation and the Bank entered into an Agreement and Plan of Reorganization (the "Agreement") with Kenwood Bancorp, Inc. ("Kenwood") and Kenwood Savings Bank ("Kenwood Savings") which provides for the acquisition of Kenwood by the Bank. The Agreement provides for the payment by the Bank of $25.22 in cash for each of the 287,747 outstanding shares of Kenwood Bancorp. Kenwood's outstanding options will be redeemed for cash equal to $25.22 per share less the respective exercise price of the options. The stockholders of Kenwood Bancorp approved and adopted the Agreement at a special meeting held on November 1, 2001. The transaction is expected to close in the first quarter of 2002.

On October 18, 2001, the Bank and The First National Bank of Blanchester entered into a Purchase and Assumption Agreement regarding the sale of certain assets of, and transfer of certain liabilities assigned to, the Bank's branch office located in Blanchester, Ohio. The transaction will include approximately $11.0 million in total deposits and $10.0 million in total loans. The transaction is subject to regulatory approval and is currently expected to close in the first quarter of 2002.

                         Peoples Community Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


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

                         Peoples Community Bancorp, Inc.


     Average Balances, Net Interest Income and Yields Earned and Rates Paid

===============================================================================

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

                                                               Year ended September 30,

                                          2001                             2000                             1999
                              Average   Interest               Average   Interest               Average   Interest
                            outstanding  earned/  Yield/     outstanding  earned/  Yield/     outstanding  earned/  Yield/
                              balance     paid     rate        balance     paid     rate        balance     paid     rate
                                                                 (Dollars in thousands)
Interest-earning assets:
  Loans receivable (1)       $282,425   $22,098     7.82%    $138,907    $10,857     7.82%    $ 90,999    $7,265      7.98%
  Mortgage-backed
    securities                 42,195     2,867     6.79       49,878      3,810     7.64        1,364        96      7.04
  Investment securities (2)    12,952       769     5.94        9,199        530     5.76        5,129       212      4.13
  Interest-earning deposits     4,594       163     3.54        4,629        232     5.01        6,293       299      4.75
                              -------    ------               -------     ------               -------     -----

   Total interest-earning
     assets                   342,166    25,897     7.57      202,613     15,429     7.62      103,785     7,872      7.58

Non-interest-earning assets    17,724                           7,296                            1,890
                              -------                         -------                          -------

Total assets                 $359,890                        $209,909                         $105,675
                              =======                         =======                          =======

Interest-bearing liabilities:
  Passbook and NOW
    accounts                 $ 25,344       879     3.47     $ 13,199        365     2.77     $  5,678       202      3.56
  Money market deposit
    accounts                   22,638       818     3.61       21,392        816     3.81       19,074       776      4.07
  Certificates of deposit     132,774     7,279     5.48       87,626      4,729     5.40       64,411     3,564      5.53
  Federal Home Loan
    Bank advances             129,923     6,567     5.05       61,321      4,181     6.82          710        39      5.49
                              -------    ------               -------     ------               -------     -----

   Total interest-bearing
     liabilities              310,679    15,543     5.00      183,538     10,091     5.50       89,873     4,581      5.10
                                         ------     ----                  ------     ----                  -----      ----

Non-interest-bearing
  liabilities                            13,228                            3,608                           1,494
                                         ------                           ------                           -----

   Total liabilities          323,907                         187,146                           91,367

Stockholders' equity           35,983                          22,763                           14,308
                              -------                         -------                          -------

   Total liabilities and
     stockholders' equity    $359,890                        $209,909                         $105,675
                              =======                         =======                          =======

Net interest income                     $10,354                          $ 5,338                          $3,291
                                         ======                           ======                           =====

Interest rate spread                                2.57%                            2.12%                            2.48%
                                                    ====                             ====                             ====

Net interest margin (3)                             3.03%                            2.63%                            3.17%
                                                    ====                             ====                             ====

Average interest-earning
  assets to average interest-
  bearing liabilities                             110.13%                          110.39%                          115.48%
                                                  ======                           ======                           ======



(1)  Includes non-accruing loans.
(2)  Includes Federal Home Loan Bank and Federal Home Loan Mortgage Corp. stock.
(3)  Equals net interest income divided by average interest-earning assets.

                         Peoples Community Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


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

                                                                            Year ended September 30,
                                                             2001 vs. 2000                          2000 vs. 1999
                                                          Increase                             Increase
                                                         (decrease)                           (decrease)
                                                           due to                               due to
                                                       Rate     Volume       Total           Rate     Volume      Total
                                                                                 (In thousands)
Interest-earning assets:
  Loans receivable                                   $   -     $11,241     $11,241           $(55)    $3,647     $3,592
  Mortgage-backed securities                           (386)      (557)       (943)            10      3,704      3,714
  Investment securities (1)                              17        222         239            102        216        318
  Interest-earning deposits                             (67)        (2)        (69)            15        (82)       (67)
                                                      -----     ------      ------            ---      -----      -----
     Total interest-earning assets                     (388)    10,856      10,468             72      7,485      7,557

Interest-bearing liabilities:
  Passbook and NOW accounts                             157        357         514            (54)       217        163
  Money market deposit accounts                         (45)        47           2            (52)        92         40
  Certificates of deposit                                70      2,480       2,550            (86)     1,251      1,165
  Federal Home Loan Bank advances                    (1,327)     3,713       2,386             10      4,132      4,142
                                                      -----     ------      ------            ---      -----      -----
     Total interest-bearing liabilities              (1,145)     6,597       5,452           (182)     5,692      5,510
                                                      -----     ------      ------            ---      -----      -----

Increase in net interest income                      $  870    $ 4,146     $ 5,016           $254     $1,793     $2,047
                                                      =====     ======      ======            ===      =====      =====

------------------------------

(1) Includes Federal Home Loan Bank stock and certificates of deposit at other institutions.

                         Peoples Community Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Discussion of Financial Condition Changes from September 30, 2000 to September 30, 2001

At September 30, 2001, Peoples Bancorp's total assets amounted to $416.0 million, an increase of $95.4 million, or 29.7%, compared to the $320.6 million total at September 30, 2000. The increase in assets was comprised primarily of a $181.2 million increase in loans, due in part to the acquisition of Market Financial. The increase in loans was funded by the proceeds from the sale of and principal repayments on mortgage-backed securities. Additionally, the increase in assets was funded by growth in deposits of $40.0 million and an increase in advances from the Federal Home Loan Bank of $5.5 million.

Liquid assets (i.e. cash and interest-bearing deposits) totaled $14.6 million at September 30, 2001, an increase of $10.0 million, or 215.4%, compared to September 30, 2000. Investment securities totaled $1.4 million at September 30, 2001, a decrease of $6.8 million, or 83.4%, from September 30, 2000 levels, due primarily to the sale of Federal Home Loan Mortgage Corporation common stock.

At September 30, 2001, Peoples Bancorp held no mortgage-backed securities, compared to $94.1 million at September 30, 2000. During fiscal 2001, principal repayments on mortgage-backed securities totaled $26.6 million and sales amounted to $69.5 million. The proceeds from the sale and repayment of mortgage-backed securities were generally used to fund loan originations and repay borrowings during the period.

Loans receivable totaled $377.7 million at September 30, 2001, an increase of $181.2 million, or 92.2%, over September 30, 2000 levels. The Company obtained $37.5 million in loans through the acquisition of Market, which consisted primarily of loans secured by one- to four-family residential real estate. Loan disbursements amounted to $241.1 million during fiscal year 2001, which were partially offset by principal repayments of $95.3 million. The overall growth in the loan portfolio was comprised primarily of $88.9 million in loans secured by one-to four-family residential real estate, $27.5 million in loans secured by multi-family residential real estate, $34.0 million in residential construction loans, $45.4 million in loans secured by nonresidential real estate and land, and $9.8 million in commercial lines of credit. Nonresidential real estate and commercial lending is generally considered to involve a higher degree of risk than residential real estate lending due to the relatively larger loan amounts and the effect of general economic conditions on the successful operation of the related business and/or income-producing properties. Peoples Bank has endeavored to reduce such risk by evaluating the credit history and past performance of the borrower, the location of the real estate, the quality of the borrowers' management, the debt service ratio, the quality and characteristics of the income stream generated by the business or the property and appraisals supporting the property's valuation, as applicable.

The allowance for loan losses totaled $3.7 million at September 30, 2001, an increase of $2.9 million compared to September 30, 2000. The acquisition of Market contributed $451,000 to the level of the allowance and the additional $2.4 million was added through the provision for losses on loans, due to the overall growth in the loan portfolio from September 30, 2000, as well as the changes in the composition of the loan portfolio. The Bank has continued to change its loan portfolio mix during fiscal 2001, primarily as a result of an increased emphasis on loans secured by multi-family, nonresidential and commercial real estate, as well as unsecured loans. The allowance represented
 .87% and .36% of total loans at September 30, 2001 and 2000, respectively. The allowance for loan losses represented 467.7% and 60.7% of nonperforming loans as of September 30, 2001 and 2000, respectively. Nonperforming and nonaccrual loans totaled $783,000 and $1.3 million at September 30, 2001 and 2000, respectively. Nonperforming loans at September 30, 2001, were comprised entirely of loans secured by one- to four-family residential real estate. It is management's belief that such loans are adequately collateralized and no losses are anticipated on such nonperforming loans. Although management believes that its allowance for loan losses at September 30, 2001 was appropriate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations.

                         Peoples Community Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Discussion of Financial Condition Changes from September 30, 2000 to September 30, 2001 (continued)

Deposits totaled $233.1 million at September 30, 2001, an increase of $81.7 million, or 54.0%, over the total at September 30, 2000. Total demand transaction and passbook deposits increased to $67.2 million at September 30, 2001, from $44.3 million at September 30, 2000, while total certificates of deposit increased from $107.1 million to $165.8 million, respectively. The increase in deposits was primarily attributable to the addition of $41.7 million in deposits in connection with the acquisition of Market, as well as management's efforts to maintain deposit growth through marketing strategies. Proceeds from deposit growth were generally used to fund new loan originations.

Advances from the Federal Home Loan Bank totaled $140.0 million at September 30, 2001, an increase of $5.5 million, or 4.1%, compared to September 30, 2000 totals. Advances totaling $80.0 million were repaid from the proceeds of sales of mortgage-backed securities during the period, while new advances of $85.5 million were obtained, generally to fund new loan originations.

Stockholders' equity totaled $38.8 million at September 30, 2001, an increase of $7.1 million, or 22.5%, over the September 30, 2000 level. The increase resulted primarily from the issuance of $6.0 million of common stock in connection with the acquisition of Market, net earnings of $2.3 million and amortization of the stock benefit plans totaling $191,000. These increases in stockholders' equity were partially offset by a $1.4 million decrease in net unrealized gains on available for sale securities, due primarily to the realization of such gains upon sale of securities.


Comparison of Results of Operations for the Fiscal Years Ended September 30, 2001 and 2000

General

The inclusion of the accounts of Market, which the Company acquired in March 2001, in a transaction accounted for using the purchase method of accounting, significantly contributed to the increases in the level of income and expense during the fiscal year ended September 30, 2001, compared to fiscal 2000. In accordance with the purchase method of accounting, the statement of earnings for the fiscal year ended September 30, 2000, was not restated for the acquisition.

Peoples Bancorp recorded net earnings of $2.3 million for the fiscal year ended September 30, 2001, an increase of $1.8 million, or 324.1%, compared to fiscal 2000. The increase in earnings resulted primarily from a $5.0 million increase in net interest income and a $4.7 million increase in other income, which were partially offset by a $3.9 million increase in general, administrative and other expense, a $2.3 million increase in the provision for losses on loans and a $1.8 million increase in the provision for federal income taxes.

Net Interest Income

Total interest income amounted to $25.9 million for the fiscal year ended September 30, 2001, a $10.5 million, or 67.8%, increase over fiscal 2000. The increase was due to a $139.6 million, or 68.9%, increase in average interest-earning assets, partially offset by a 5 basis point decline in the average yield year to year.

                         Peoples Community Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Comparison of Results of Operations for the Fiscal Years Ended September 30, 2001 and 2000 (continued)

Net Interest Income (continued)

Interest income on loans totaled $22.1 million for the fiscal year ended September 30, 2001, an increase of $11.2 million, or 103.5%, over fiscal 2000. This increase was due primarily to a $143.5 million, or 103.3%, increase in the average portfolio balance outstanding year to year, while the weighted-average yield remained constant at 7.82%. The impact of the Bank's yield on its loan portfolio from the decrease in market interest rates, such as the repricing of its adjustable-rate loans and refinancing at lower rates, was substantially offset by the Bank's increased emphasis on higher yielding multi-family commercial real estate and business loans. Interest income on investment and mortgage-backed securities and interest-bearing deposits and other totaled $3.8 million, a decrease of $773,000, or 16.9%, due primarily to a $4.0 million, or 6.2%, decrease in the average balance of the related assets, coupled with an 82 basis point decrease in the weighted-average yield year to year. The decrease in the average yield was primarily due to the decrease in market interest rates.

Interest expense on deposits totaled $9.0 million for the fiscal year ended September 30, 2001, an increase of $3.1 million, or 51.9%, over the $5.9 million recorded in fiscal 2000. The increase was due primarily to a $61.9 million, or 50.7% increase in the weighted-average balance of deposits outstanding year to year, which included the addition of $41.7 million in deposits from the acquisition of Market, coupled with an increase in the weighted-average cost of deposits of 13 basis points, to 4.97% for fiscal 2001. The impact of lower market interest rates during fiscal 2001 compared to fiscal 2000 was substantially offset by the increase in higher rate certificates of deposit. Interest expense on borrowings totaled $6.6 million for fiscal 2001, an increase of $2.4 million, or 57.1%, over fiscal 2000, due primarily to a $68.6 million, or 111.9%, increase in the average balance of borrowings outstanding, which was partially offset by a 177 basis point decrease in the average cost of borrowings, to 5.05% for fiscal 2001. The decrease in the average cost of deposits was primarily due to a decrease in market interest rates.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $5.0 million, or 94.0%, during the fiscal year ended September 30, 2001, compared to fiscal 2000. The interest rate spread amounted to 2.57% for fiscal 2001 compared to 2.12% for fiscal 2000. The net interest margin totaled 3.03% and 2.63% for the fiscal years ended September 30, 2001 and 2000, respectively.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market area, and other factors related to the collectibility of the Bank's loan portfolio. After considering the above factors, management recorded a provision for losses on loans totaling $2.4 million and $156,000 for the fiscal years ended September 30, 2001 and 2000, respectively. The provision recorded during the fiscal 2001 period was predicated primarily upon the $208.1 million, or 98.4%, of growth in the gross loan portfolio, taking into account the increase in loans secured by multi-family, nonresidential and commercial real estate and the origination of approximately $9.8 million in unsecured commercial lines of credit during fiscal 2001. There can be no assurance that the loan loss allowance will be sufficient to cover losses on nonperforming assets in the future.

                         Peoples Community Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Comparison of Results of Operations for the Fiscal Years Ended September 30, 2001 and 2000 (continued)

Other Income

Other income totaled $4.8 million for the fiscal year ended September 30, 2001, an increase of $4.7 million over fiscal 2000. The increase was due primarily to a $4.7 million gain on the sale of investment and mortgage-backed securities, coupled with a $52,000 increase in other operating income, due primarily to increased service fees on ATM and other account transactions during the period.

General, Administrative and Other Expense

General, administrative and other expense totaled $8.1 million for the fiscal year ended September 30, 2001, an increase of $3.9 million, or 90.1%, compared to fiscal 2000. This increase resulted primarily from a $1.5 million, or 76.0%, increase in employee compensation and benefits, a $387,000, or 185.2%, increase in occupancy and equipment expense, a $237,000, or 108.2%, increase in franchise taxes, a $213,000, or 127.5%, increase in data processing expense, and a $641,000, or 135.8%, increase in other operating expense, which were partially offset by a $693,000 decrease in merger-related expenses. Additionally, the Company recognized a $1.6 million increase in amortization of goodwill, which had initially been recorded in connection with the acquisition of Harvest Home. The goodwill expense in fiscal 2001 consisted of regular amortization of $492,000 and a $1.2 million charge recorded following the sale of significant amounts of interest-earning assets and the corresponding retirement of liabilities acquired in the Harvest Home combination. Amortization of goodwill will be eliminated in future periods upon adoption of a recently issued accounting pronouncement, SFAS No. 142. Management intends to adopt SFAS No. 142 effective October 1, 2002, which will result in annual expense reduction totaling approximately $490,000 beginning in fiscal 2003.

Generally, as previously noted, the level of general, administrative and other expenses increased year to year due to the effects of the Market acquisition. The increase in employee compensation and benefits was due primarily to an increase in staffing levels, a $428,000 increase in expense related to stock benefit plans and an additional $465,000 expense recorded for vested obligations under the directors' retirement plan. Annual expense related to the directors' retirement plan and the restricted stock benefit plan in future periods is expected to total approximately $190,000. However, the restricted stock plan is a fair value based plan and, as such, estimates as to future expense recognition may not be realized. The increase in occupancy and equipment expense reflects increased depreciation and maintenance costs associated with the Company's new main office and additions and improvements made at several branch office locations. These improvements reflect the initial phase of the Company's previously announced commitment to expand its branch office network through the acquisition and construction of new branch facilities. The increase in franchise taxes was due to the Company's increase in total equity following the conversion to stock form. The increase in data processing expense primarily reflects an increase in transaction costs, coupled with the effects of the Company's overall growth year to year. The increase in other operating expense relates primarily to additional costs recognized as part of operating and reporting as a public stock company, as well as increased advertising costs and increased supervisory examination fees.

Federal Income Taxes

Peoples Bancorp recorded a tax provision totaling $2.3 million for the fiscal year ended September 30, 2001, compared to a provision of $462,000 for the same period in 2000. The increase was due primarily to the increase in earnings before tax of $3.6 million, as well as the effects of nondeductible goodwill amortization. The effective tax rates were 49.8% and 45.7% for the fiscal years ended September 30, 2001 and 2000, respectively.

                         Peoples Community Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Comparison of Results of Operations for the Fiscal Years Ended September 30, 2000 and 1999

General

The inclusion of the accounts of Harvest Home, which the Company acquired in March 2000, significantly contributed to the increases in the level of income and expenses during the fiscal year ended September 30, 2000, compared to the fiscal year ended September 30, 1999. In accordance with the purchase method of accounting, the statement of earnings for the fiscal year ended September 30, 1999, was not restated for this acquisition of Harvest Home.

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

Interest income on loans totaled $10.9 million for the fiscal year ended September 30, 2000, an increase of $3.6 million, or 49.4%, over fiscal 1999. This increase was due primarily to a $47.9 million, or 52.6%, increase in the weighted-average balance of loans outstanding during the year, which was significantly affected by the addition of $62.3 million in loans from the Harvest Home acquisition. Interest income on investment and mortgage-backed securities totaled $4.3 million for the fiscal year ended September 30, 2000, an increase of $4.0 million over fiscal 1999. This increase was due primarily to a $52.6 million increase in the weighted-average balance outstanding and a 261 basis point increase in yield year to year. This increase was significantly affected by the addition of $44.6 million in mortgage-backed securities through the Harvest Home acquisition and additional purchases totaling $63.0 million during the year.

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

                         Peoples Community Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Comparison of Results of Operations for the Fiscal Years Ended September 30, 2000 and 1999 (continued)

Provision for Losses on Loans

Management recorded a provision for losses on loans totaling $156,000 and $175,000 for the fiscal years ended September 30, 2000 and 1999, respectively. The provision for losses on loans recorded in fiscal 2000 was predicated upon the overall growth in the loan portfolio, coupled with a moderate increase of $200,000 in nonperforming loans. There can be no assurance that Peoples Bank's allowance for loan losses will be adequate to cover losses on nonperforming loans in the future.

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

Federal Income Taxes

Peoples Bancorp recorded a tax provision totaling $462,000 for the fiscal year ended September 30, 2000, an increase of $91,000, or 24.5%, compared to the $371,000 provision recorded in fiscal 1999. The increase was due primarily to the effects of non-deductible merger-related expenses totaling $105,000 and goodwill amortization of $247,000 recorded during fiscal 2000, which were partially offset by a $96,000, or 8.7%, decrease in pretax earnings year to year. The effective tax rates amounted to 45.7% and 33.5% for the fiscal years ended September 30, 2000 and 1999, respectively.

Exposure to Changes in Interest Rates

Peoples Bancorp's ability to maintain net interest income depends upon its ability to earn a higher yield on interest-earning assets than the rates paid on deposits and borrowings. Peoples Bank's interest-earning assets consist primarily of long-term residential mortgage loans that have fixed rates of interest. Peoples Bank's ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise. Although Peoples Bank's mortgage loans contain a provision which permits the loans to be called due at any time after three years from origination, which theoretically offers some

                         Peoples Community Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Exposure to Changes in Interest Rates (continued)

protection from changing interest rates, management has never used that provision to call a loan due. Because long-term, fixed-rate mortgage loans make up the dominant portion of Peoples Bank's interest-earning assets, Peoples Bank may be particularly susceptible to the risk of changing interest rates. During fiscal 2000, Peoples Bank began to emphasize the origination of adjustable-rate mortgage ("ARM") loans and shorter-term loans secured by non-residential real estate, in an effort to improve its interest rate risk position.

Quantitative Analysis

The OTS provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity. Management reviews the quarterly reports from the OTS that show the impact of changing interest rates on net portfolio value. Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution has greater than "normal" interest rate risk if it would suffer a loss of net portfolio value exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. A resulting change in net portfolio value of more than 2.0% of the estimated market value of an institution's assets will require the institution to deduct from its risk-based capital 50% of that excess change, if and when a rule adopted by the OTS takes effect. Under the rule, an institution with greater than "normal" interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement. However, the OTS has indicated that no institution will be required to deduct capital for interest rate risk until further notice. Because a 200 basis point increase in interest rates would have resulted in Peoples Bank's net portfolio value decreasing by more than 2.0% of the estimated market value of its assets as of September 30, 2001, Peoples Bank would have been subject to a capital deduction of approximately $4.0 million as of September 30, 2001 if the regulation had been effective as of such date.

The following tables present Peoples Bank's net portfolio value as of September 30, 2001 and 2000, as calculated by the OTS, based on information provided to the OTS by Peoples Bank. The information presented is based on the feature in Peoples Bank's mortgage loans which permits the loans to be called any time after three years from the date of origination and the assumed repricing of called loans at a higher rate in a rising rate environment.

                               September 30, 2001
                                                                                                              Change in
   Change in                                                                        Net Portfolio           Net Portfolio
Interest Rates                                                                     Value as a % of         Value as a % of
In Basis Points                          Net Portfolio Value                       Portfolio Value         Portfolio Value
 (Rate Shock)                 Amount         $ Change          % Change               of Assets               of Assets
                             (Dollars in Thousands)
      300bp                  $16,399         $(25,144)             (61)%                   4.07%                 (565)bp
      200                     24,910          (16,633)             (40)                    6.06                  (366)
      100                     33,449           (8,094)             (19)                    7.97                  (175)
        0                     41,543               -                -                      9.72                    -
     (100)                    48,285            6,742               16                    11.14                   142
     (200)                    54,845           13,302               32                    12.48                   276

                         Peoples Community Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Quantitative Analysis (continued)

                               September 30, 2000
                                                                                                              Change in
   Change in                                                                        Net Portfolio           Net Portfolio
Interest Rates                                                                     Value as a % of         Value as a % of
In Basis Points                          Net Portfolio Value                       Portfolio Value         Portfolio Value
  (Rate Shock)                Amount         $ Change          % Change               of Assets               of Assets
                             (Dollars in Thousands)
      300bp                 $  8,922         $(19,293)             (68)%                   2.97%                 (586)bp
      200                     15,960          (12,256)             (43)                    5.19                  (364)
      100                     22,319           (5,896)             (21)                    7.12                  (172)
        0                     28,216               -                -                      8.83                    -
     (100)                    31,395            3,180               11                     9.74                    90
     (200)                    33,902            5,687               20                    10.44                   161
     (300)                    36,599            8,384               30                    11.20                   237

As shown by the table above, increases in interest rates will result in declines in Peoples Bank's net portfolio value based on OTS calculations as of September 30, 2001, primarily due to Peoples Bank's significant holdings of long-term fixed-rate loans.

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

                         Peoples Community Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Liquidity and Capital Resources

Peoples Bank maintains cash and liquid investments in U.S. Government and federal agency obligations and other securities to meet loan commitments and other funding needs.

At September 30, 2001, Peoples Bank had outstanding commitments to originate loans totaling $6.7 million, commitments for unused lines of credit under home equity lines totaling $11.4 million, commitments for unused commercial lines of credit totaling $3.6 million and had letters of credit under commercial loans of $476,000. In addition, as of September 30, 2001, the amount of certificates of deposit which were scheduled to mature in the following 12 months totaled $128.7 million. Peoples Bank believes that it has adequate resources to fund all of its commitments and that it can adjust the rate on certificates of deposit to retain deposits in changed interest rate environments. If Peoples Bank requires funds beyond its internal funding capabilities, advances from the Federal Home Loan Bank of Cincinnati are available as an additional source of funds.

Peoples Bank is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 4.0% and 8.0%, respectively. At September 30, 2001, Peoples Bank exceeded each of its capital requirements, with tangible, core and risk-based capital ratios of 8.6%, 8.6% and 14.0%, respectively.

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein regarding Peoples Bancorp have been prepared in accordance with accounting principles generally accepted in the United States of America, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of Peoples Bancorp's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on Peoples Bancorp's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Effect of Recent Accounting Pronouncements

In September 2000, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Management adopted SFAS No. 140 effective April 1, 2001, as required, without material effect on the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141 "Business Combinations," which requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. The pooling-of-interests method of accounting is prohibited except for combinations initiated before June 30, 2001. The remaining provisions of SFAS No. 141 relating to business combinations accounted for by the purchase method, including identification of intangible assets, accounting for negative goodwill, financial statement presentation and disclosure, are effective for combinations completed after June 30, 2001. Management adopted SFAS No. 141 during fiscal 2001, as required, without material effect on the Company's financial position or results of operations.

                         Peoples Community Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Effect of Recent Accounting Pronouncements (continued)

In June 2001, the FASB issued SFAS No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. All goodwill should be assigned to reporting units that are expected to benefit from the goodwill. Goodwill impairment should be tested with a two-step approach. First, the fair value of the reporting unit should be compared to its carrying value, including goodwill. If the reporting unit's carrying value exceeds its fair value, then any goodwill impairment should be measured as the excess of the goodwill's carrying value over its implied fair value. The implied fair value of goodwill should be calculated in the same manner as goodwill is calculated for a business combination, using the reporting unit's fair value as the "purchase price." Therefore, the goodwill's implied fair value will be the excess of the "purchase price" over the amounts allocated to assets, including unrecognized intangible assets, and liabilities of the reporting unit. Goodwill impairment losses should be reported in the income statement as a separate line item within operations, except for such losses included in the calculation of a gain or loss from discontinued operations.

An acquired intangible asset, other than goodwill, should be amortized over its useful economic life. The useful life of an intangible asset is indefinite if it extends beyond the foreseeable horizon. If an asset's life is indefinite, the asset should not be amortized until the life is determined to be finite. Intangible assets being amortized should be tested for impairment in accordance with SFAS No. 121. Intangible assets not being amortized should be tested for impairment annually and whenever there are indicators of impairment, by comparing the asset's fair value to its carrying amount.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Adoption of SFAS No. 142 is expected to result in the elimination of goodwill amortization totaling approximately $490,000, or $.23 per share, in fiscal 2003.

The foregoing discussion of the effects of recent accounting pronouncements contains forward-looking statements that involve risks and uncertainties. Changes in economic circumstances or interest rates could cause the effects of the accounting pronouncements to differ from management's foregoing assessment.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Peoples Community Bancorp, Inc.

We have audited the consolidated statements of financial condition of Peoples Community Bancorp, Inc. as of September 30, 2001 and 2000, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for each of the years in the three year period ended September 30, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Peoples Community Bancorp, Inc. as of September 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.



/s/GRANT THORNTON LLP

Cincinnati, Ohio
November 2, 2001

                         Peoples Community Bancorp, Inc.


                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

===============================================================================


                                                                                                      September 30,
         ASSETS                                                                                  2001              2000
                                                                                                     (In thousands)
Cash and due from banks                                                                      $  9,839          $  2,379
Interest-bearing deposits in other financial institutions                                       4,756             2,248
                                                                                              -------           -------
         Cash and cash equivalents                                                             14,595             4,627

Investment securities designated as available for sale - at market                              1,364             8,211
Mortgage-backed securities designated as available for sale - at market                            -             94,050
Loans receivable - net                                                                        377,727           196,485
Office premises and equipment - at depreciated cost                                             8,662             3,244
Real estate acquired through foreclosure                                                           -                110
Federal Home Loan Bank stock - at cost                                                          7,880             6,852
Accrued interest receivable on loans                                                            1,883               851
Accrued interest receivable on mortgage-backed securities                                          -                504
Accrued interest receivable on investments and
  interest-bearing deposits                                                                        -                 60
Prepaid expenses and other assets                                                                 396               439
Goodwill, net of accumulated amortization                                                       2,957             4,692
Prepaid federal income taxes                                                                       -                495
Deferred federal income taxes                                                                     506                -
                                                                                              -------           -------

         Total assets                                                                        $415,970          $320,620
                                                                                              =======           =======

         LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                                     $233,063          $151,353
Advances from the Federal Home Loan Bank                                                      140,000           134,500
Advances by borrowers for taxes and insurance                                                     312               137
Accrued interest payable                                                                           78               558
Other liabilities                                                                               2,959             1,615
Accrued federal income taxes                                                                      780                -
Deferred federal income taxes                                                                      -                793
                                                                                              -------           -------
         Total liabilities                                                                    377,192           288,956

Commitments                                                                                        -                 -

Stockholders' equity
  Common stock - 10,000,000 shares of $.01 par value authorized; 2,483,733
    and 1,977,733 shares issued at September 30, 2001 and 2000, respectively                       25                20
  Additional paid-in capital                                                                   23,139            17,140
  Retained earnings - restricted                                                               16,298            13,974
  Shares acquired by stock benefit plan                                                          (666)             (857)
  Accumulated comprehensive income (loss), unrealized gains (losses) on
    securities designated as available for sale,  net of related tax effects                      (18)            1,387
                                                                                              -------           -------
         Total stockholders' equity                                                            38,778            31,664
                                                                                              -------           -------

         Total liabilities and stockholders' equity                                          $415,970          $320,620
                                                                                              =======           =======


The accompanying notes are an integral part of these statements.

                         Peoples Community Bancorp, Inc.


                       CONSOLIDATED STATEMENTS OF EARNINGS

===============================================================================


                                                                                           Year ended September 30,
                                                                                      2001            2000         1999
                                                                                       (In thousands, except share data)
Interest income
  Loans                                                                            $22,098         $10,857       $7,265
  Mortgage-backed securities                                                         2,867           3,810           96
  Investment securities                                                                769             530          212
  Interest-bearing deposits and other                                                  163             232          299
                                                                                    ------          ------        -----
         Total interest income                                                      25,897          15,429        7,872

Interest expense
  Deposits                                                                           8,976           5,910        4,542
  Borrowings                                                                         6,567           4,181           39
                                                                                    ------          ------        -----
         Total interest expense                                                     15,543          10,091        4,581
                                                                                    ------          ------        -----

         Net interest income                                                        10,354           5,338        3,291

Provision for losses on loans                                                        2,449             156          175
                                                                                    ------          ------        -----

         Net interest income after provision
           for losses on loans                                                       7,905           5,182        3,116

Other income
  Gain on sale of investment and mortgage-backed securities                          4,713              19           -
  Other operating                                                                      134              82           20
                                                                                    ------          ------        -----
         Total other income                                                          4,847             101           20

General, administrative and other expense
  Employee compensation and benefits                                                 3,371           1,915        1,372
  Occupancy and equipment                                                              596             209           86
  Federal deposit insurance premiums                                                    33              34           43
  Franchise taxes                                                                      456             219          151
  Data processing                                                                      380             167           88
  Other operating                                                                    1,113             472          290
  Merger-related expenses                                                              317           1,010           -
  Amortization and other charges related to goodwill                                 1,858             247           -
                                                                                    ------          ------        -----
         Total general, administrative and other expense                             8,124           4,273        2,030
                                                                                    ------          ------        -----

         Earnings before income taxes                                                4,628           1,010        1,106

Federal income taxes
  Current                                                                            3,348            (386)         501
  Deferred                                                                          (1,044)            848         (130)
                                                                                    ------          ------        -----
         Total federal income taxes                                                  2,304             462          371
                                                                                    ------          ------        -----

         NET EARNINGS                                                              $ 2,324         $   548       $  735
                                                                                    ======          ======        =====

         EARNINGS PER SHARE
           Basic                                                                     $1.08             N/A          N/A
                                                                                      ====             ===          ===

           Diluted                                                                   $1.08             N/A          N/A
                                                                                      ====             ===          ===




The accompanying notes are an integral part of these statements.

                         Peoples Community Bancorp, Inc.


                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

===============================================================================


                                                                                            Year ended September 30,
                                                                                         2001         2000         1999
                                                                                                 (In thousands)
Net earnings                                                                           $2,324       $  548       $  735

Other comprehensive income (loss), net of tax:
  Unrealized holding gains on securities during
    the period, net of tax effects of $879, $77 and $1
    in 2001, 2000 and 1999, respectively                                                1,706          149            2

  Reclassification adjustment for realized gains included
    in earnings, net of tax of $1,602 and $6 in 2001 and
    2000, respectively                                                                 (3,111)         (13)          -
                                                                                        -----        -----        -----

Comprehensive income                                                                   $  919       $  684       $  737
                                                                                        =====        =====        =====

Accumulated comprehensive income (loss)                                                $  (18)      $1,387       $1,251
                                                                                        =====        =====        =====





























The accompanying notes are an integral part of these statements.

                         Peoples Community Bancorp, Inc.


                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

===============================================================================


                                                                                                       Unrealized
                                                                                       Shares      gains (losses)
                                                                                     acquired       on securities
                                                     Additional                      by stock          designated
                                          Common        paid-in      Retained         benefit        as available
                                           stock        capital      earnings            plan            for sale          Total
                                                                             (In thousands)
Balance at October 1, 1998                  $ -         $    -         $12,691          $  -               $1,249        $13,940

Net earnings for the year ended
  September 30, 1999                          -              -             735             -                   -             735
Unrealized gains on securities
  designated as available for sale,
   net of related tax effects                 -              -              -              -                    2              2
                                             ---         ------         ------           ----               -----         ------

Balance at September 30, 1999                 -              -          13,426             -                1,251         14,677

Net proceeds from issuance of
  common stock                                12         11,240             -            (952)                 -          10,300
Issuance of shares in connection
  with acquisition of Harvest Home             8          5,900             -              -                   -           5,908
Amortization expense of stock
  benefit plan                                -              -              -              95                  -              95
Net earnings for the year ende
  September 30, 2000                          -              -             548             -                   -             548
Unrealized gains on securities
  designated as available for sale,
  net of related tax effects                  -              -              -              -                  136            136
                                             ---         ------         ------           ----               -----         ------

Balance at September 30, 2000                 20         17,140         13,974           (857)              1,387         31,664

Issuance of shares in connection
  with acquisition of Market Financial         5          5,999             -              -                   -           6,004
Amortization expense of stock
  benefit plan                                -              -              -             191                  -             191
Net earnings for the year ended
  September 30, 2001                          -              -           2,324             -                   -           2,324
Realized gains on securities
 designated as available for sale,
 net of related tax effects                   -              -              -              -               (1,405)        (1,405)
                                             ---         ------         ------           ----               -----         ------

Balance at September 30, 2001               $ 25        $23,139        $16,298          $(666)             $  (18)       $38,778
                                             ===         ======         ======           ====               =====         ======



The accompanying notes are an integral part of these statements.

                         Peoples Community Bancorp, Inc.


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

===============================================================================

                                                                                         Year ended September 30,
                                                                                    2001            2000           1999
                                                                                              (In thousands)
Cash flows provided by (used in) operating activities:
  Net earnings for the year                                                     $  2,324         $   548        $   735
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of premiums and discounts on securities - net                      (436)           (230)            -
    Amortization of purchase price adjustments                                        -             (322)            -
    Amortization of deferred loan origination fees                                  (311)           (132)          (127)
    Depreciation and amortization                                                    353             113             47
    Amortization and other charges related to goodwill                             1,858             247             -
    Provision for losses on loans                                                  2,449             156            175
    Federal Home Loan Bank stock dividends                                          (528)           (254)           (70)
    Gain on sale of securities                                                    (4,713)            (19)            -
    Amortization expense of stock benefit plan                                       191              95             -
    Increase (decrease) in cash, net of acquisition of Harvest Home
      Financial Corporation and Market Financial Corporation, due to changes in:
        Accrued interest receivable                                                 (171)           (397)             2
        Prepaid expenses and other assets                                             87              56             27
        Accrued interest payable                                                    (597)            313            (14)
        Other liabilities                                                            976            (136)            26
        Federal income taxes
          Current                                                                  2,072            (526)            20
          Deferred                                                                (1,044)            848           (130)
                                                                                 -------          ------         ------
         Net cash provided by operating activities                                 2,510             360            691

Cash flows provided by (used in) investing activities:
  Decrease in certificates of deposit in other financial institutions                 -              400            500
  Proceeds from maturity of investment securities                                 10,500           1,096          1,000
  Purchase of investment securities                                                   -               -            (496)
  Proceeds from sale of investments designated as available
    for sale                                                                       4,167              -              -
  Purchase of mortgage-backed securities                                              -          (62,992)            -
  Principal repayments on mortgage-backed securities                              26,612          12,809            334
  Proceeds from sale of mortgage-backed securities
    designated as available for sale                                              71,727           2,122             -
  Principal repayments on loans                                                   95,318          33,989         26,005
  Loan disbursements                                                            (241,112)        (73,723)       (30,156)
  Purchase of office premises and equipment                                       (4,358)         (1,035)          (137)
  Purchase of Federal Home Loan Bank stock                                            -           (3,345)            -
  Acquisition of Market Financial Corporation common stock - net                  (1,010)             -              -
  Acquisition of Harvest Home Financial Corporation common stock - net                -           (8,190)            -
                                                                                 -------          ------         ------
         Net cash used in investing activities                                   (38,156)        (98,869)        (2,950)

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposit accounts                                     40,007          (2,923)         3,694
  Proceeds from Federal Home Loan Bank advances                                   85,500          98,803          2,000
  Repayment of Federal Home Loan Bank advances                                   (80,000)         (8,253)        (6,000)
  Proceeds from stock issuance - net                                                  -           10,300             -
  Increase in advances by borrowers for taxes and insurance                          107              26             -
                                                                                 -------          ------         ------
         Net cash provided by (used in) financing activities                      45,614          97,953           (306)
                                                                                 -------          ------         ------

Net increase (decrease) in cash and cash equivalents                               9,968            (556)        (2,565)

Cash and cash equivalents at beginning of year                                     4,627           5,183          7,748
                                                                                 -------          ------         ------

Cash and cash equivalents at end of year                                        $ 14,595         $ 4,627        $ 5,183
                                                                                 =======          ======         ======

                         Peoples Community Bancorp, Inc.


                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

===============================================================================


                                                                                         Year ended September 30,
                                                                                    2001            2000           1999
                                                                                              (In thousands)
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                                         $ 1,000        $    139         $  472
                                                                                  ======         =======          =====

    Interest on deposits and borrowings                                          $16,023        $  9,535         $4,595
                                                                                  ======         =======          =====


Supplemental disclosure of noncash investing activities:
  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                         $(1,405)       $    136         $    2
                                                                                  ======         =======          =====

  Transfers from loans to real estate acquired through
    foreclosure                                                                  $   197        $    110         $   -
                                                                                  ======         =======          =====

  Issuance of mortgage loans upon sale of real estate
    acquired through foreclosure                                                 $   412        $     -          $   -
                                                                                  ======         =======          =====

  Fair value of assets received in acquisition of:
    Harvest Home Financial Corporation                                           $    -         $118,026         $   -
                                                                                  ======         =======          =====

    Market Financial Corporation                                                 $56,672        $     -          $   -
                                                                                  ======         =======          =====






















The accompanying notes are an integral part of these statements.

                         Peoples Community Bancorp, Inc.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

===============================================================================


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

    Immediately following the Merger and Conversion, the Corporation acquired the Harvest Home Financial Corporation ("Harvest Home") for consideration of $7.9 million in cash and 787,733 shares of common stock. Under the terms of the agreement, each share of Harvest Home's common stock was exchanged for a combination of $9.00 per share in cash plus one share of the Corporation's common stock. The acquisition was accounted for using the purchase method of accounting, consequently prior period amounts were not restated.

    On March 30, 2001, the Corporation acquired Market Financial Corporation ("Market") for consideration of $7.8 million in cash and 506,000 shares of the Corporation's common stock. Under the terms of the agreement, each share of Market's common stock was exchanged for cash and/or shares of the Corporation totaling $13.00 per share. The acquisition was accounted for using the purchase method of accounting, consequently prior period amounts were not restated.

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

    The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

                         Peoples Community Bancorp, Inc.

===============================================================================


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

    The Corporation's stockholders' equity reflected net unrealized losses on securities designated as available for sale totaling $18,000 at September 30, 2001, and net unrealized gains on securities designated as available for sale totaling $1.4 million at September 30, 2000.

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

    4.  Loan Origination Fees

    Peoples accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases". Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs of originating a loan, i.e.,

                         Peoples Community Bancorp, Inc.

===============================================================================


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    4.  Loan Origination Fees (continued)

    principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on Peoples' experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

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

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to Peoples' investment in multi-family, nonresidential and land loans, and its evaluation of impairment thereof, such loans are collateral dependent, and as a result, are carried as a practical expedient at the lower of cost or fair value. With respect to the Bank's investment in unsecured commercial lines of credit, any impairment would be measured based upon the present value of expected future cash flows.

    It is Peoples' policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At September 30, 2001 and 2000, Peoples had no loans defined as impaired under SFAS No. 114.

                         Peoples Community Bancorp, Inc.

===============================================================================


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

    8.  Goodwill

    Goodwill is being amortized over a ten year period using the straight-line method. Management periodically evaluates the carrying value of intangible assets in relation to the continuing earnings capacity of the acquired assets and assumed liabilities. During fiscal 2001, the Corporation recorded a charge to goodwill totaling $1.2 million following the sale of significant amounts of interest-earning assets acquired in the Harvest Home combination.

    In June 2001, the Financial Accounting Standards Board issued SFAS No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. All goodwill should be assigned to reporting units that are expected to benefit from the goodwill. Goodwill impairment should be tested with a two-step approach. First, the fair value of the reporting unit should be compared to its carrying value, including goodwill. If the reporting unit's carrying value exceeds its fair value, then any goodwill impairment should be measured as the excess of the goodwill's carrying value over its implied fair value. The implied fair value of goodwill should be calculated in the same manner as goodwill is calculated for a business combination, using the reporting unit's fair value as the "purchase price." Therefore, the goodwill's implied fair value will be the excess of the "purchase price" over the amounts allocated to assets, including unrecognized intangible assets, and liabilities of the reporting unit. Goodwill impairment losses should be reported in the income statement as a separate line item within operations, except for such losses included in the calculation of a gain or loss from discontinued operations.

                         Peoples Community Bancorp, Inc.

===============================================================================


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    8.  Goodwill (continued)

    An acquired intangible asset, other than goodwill, should be amortized over its useful economic life. The useful life of an intangible asset is indefinite if it extends beyond the foreseeable horizon. If an asset's life is indefinite, the asset should not be amortized until the life is determined to be finite. Intangible assets being amortized should be tested for impairment in accordance with SFAS No. 121. Intangible assets not being amortized should be tested for impairment annually and whenever there are indicators of impairment, by comparing the asset's fair value to its carrying amount.

    SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, or October 1, 2002 as to the Corporation. Adoption of SFAS No. 142 is expected to result in the elimination of annual goodwill amortization totaling approximately $490,000 beginning in fiscal 2003.

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

    The Corporation's principal temporary differences between pretax financial income and taxable income result from different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, deferred compensation and stock benefit plans, the general loan loss allowance, percentage of earnings bad debt deductions and purchase price adjustments resulting from acquisitions. Additional temporary differences result from depreciation computed using accelerated methods for tax purposes.

    10.  Benefit Plans

    Peoples has a noncontributory unfunded retirement plan that covers all members of its Board of Directors. Peoples' policy is to maintain an accrued liability equal to the present value of benefits computed using a predetermined annual benefit amount at retirement. The plan provided that each director was vested at 65% upon adoption with an additional vesting of 15% after three years and 5% per year thereafter until 100% vesting is reached. During fiscal 2001, the plan was amended to provide for total vesting for all participants. The provision for directors retirement expense totaled $547,000, $71,000 and $29,000 for the years ended September 30, 2001, 2000 and 1999, respectively.

                         Peoples Community Bancorp, Inc.

===============================================================================


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    10.  Benefit Plans (continued)

    In conjunction with the Conversion, the Corporation implemented an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all full-time employees who have completed one year of service. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense recognized related to the ESOP totaled approximately $292,000 and $114,000 for the fiscal years ended September 30, 2001 and 2000, respectively.

    The Corporation also has a Management Recognition Plan ("MRP") which provides for awards of up to 79,109 shares to members of the Board of Directors, management and employees. During fiscal 2001, the MRP awarded 23,204 shares of the Corporation's common stock to members of the Board of Directors and 11,602 shares to members of management and employees. Common shares awarded to outside members of the Board of Directors were expensed in fiscal 2001, while shares awarded to members of management and employees will vest over a five year period beginning with the date of the award. Shares awarded under the MRP will be distributed from previously authorized but unissued shares. Expense recognized under the MRP totaled approximately $346,000 and $96,000 for the fiscal years ended September 30, 2001 and 2000, respectively.

    11.  Earnings Per Share

    Basic earnings per share for the fiscal year ended September 30, 2001 is based upon the weighted-average shares outstanding during the year, less 85,680 unallocated ESOP shares. Weighted-average common shares deemed outstanding totaled 2,147,132 for the fiscal year ended September 30, 2001.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 2,156,618 for the fiscal year ended September 30, 2001. Incremental shares related to the assumed exercise of stock options included in the computation of diluted earnings per share totaled 9,486 for the fiscal year ended September 30, 2001.

    The provisions of SFAS No. 128, "Earnings Per Share," are not applicable to the years ended September 30, 2000 and 1999, as the Conversion was completed in March 2000.

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

                         Peoples Community Bancorp, Inc.

===============================================================================


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  Fair Value of Financial Instruments (continued)

    The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 2001 and 2000:

                  Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

                  Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

                  Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential, nonresidential real estate and commercial. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

                  Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

                  Deposits: The fair value of NOW and checking accounts, passbook accounts, money market demand and escrow deposits is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

                  Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities.

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At September 30, 2001 and 2000, the difference between the fair value and notional amount of loan commitments was not material.

                         Peoples Community Bancorp, Inc.

===============================================================================


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  Fair Value of Financial Instruments (continued)

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at September 30 are as follows:

                                                                            2001                           2000
                                                                 Carrying           Fair        Carrying           Fair
                                                                    value          value           value          value
                                                                                     (In thousands)
    Financial assets
      Cash and cash equivalents                                  $ 14,595       $ 14,595        $  4,627       $  4,627
      Investment securities                                         1,364          1,364           8,211          8,211
      Mortgage-backed securities                                       -              -           94,050         94,050
      Loans receivable                                            377,727        379,842         196,485        195,300
      Federal Home Loan Bank stock                                  7,880          7,880           6,852          6,852
                                                                  -------        -------         -------        -------

                                                                 $401,566       $403,681        $310,225       $309,040
                                                                  =======        =======         =======        =======
    Financial liabilities
      Deposits                                                   $233,063       $236,976        $151,353       $152,172
      Advances from the Federal Home Loan Bank                    140,000        140,000         134,500        134,494
                                                                  -------        -------         -------        -------

                                                                 $373,063       $376,976        $285,853       $286,666
                                                                  =======        =======         =======        =======

    13.  Advertising

    Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $139,000, $67,000 and $45,000 for the fiscal years ended September 30, 2001, 2000 and 1999, respectively.

    14.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of less than ninety days.

    15.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 2001 consolidated financial statement presentation.

                         Peoples Community Bancorp, Inc.

===============================================================================


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at September 30, 2001 and 2000, are summarized as follows:

                                                                                       2001
                                                                               Gross            Gross         Estimated
                                                         Amortized        unrealized       unrealized              fair
                                                              cost             gains           losses             value
    Available for sale:                                                           (In thousands)

      FHLMC stock                                           $1,391            $   -             $  27            $1,364
                                                             =====             =====             ====             =====

                                                                                       2000
                                                                               Gross            Gross         Estimated
                                                         Amortized        unrealized       unrealized              fair
                                                              cost             gains           losses             value
    Available for sale:                                                           (In thousands)

      FHLMC stock                                           $   48            $1,997            $  -             $2,045
      U.S. Government agency
        obligations - due within one year                    6,169                -                 3             6,166
                                                             -----             -----             ----             -----

                                                            $6,217            $1,997            $   3            $8,211
                                                             =====             =====             ====             =====

    Proceeds from sales of investment securities amounted to $4.2 million for the fiscal year ended September 30, 2001, and resulted in gross realized gains totaling $2.5 million.

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at September 30, 2000, are summarized as follows:

                                                                                        2000
                                                                                 Gross          Gross         Estimated
                                                              Amortized     unrealized     unrealized              fair
                                                                   cost          gains         losses             value
                                                                                   (In thousands)
    Available for sale:
      Federal Home Loan Mortgage Corporation
        Participation certificates                              $ 3,222           $ 24           $  2           $ 3,244
        Collateralized mortgage obligations                      34,046            626            269            34,403
      Federal National Mortgage Association
        Participation certificates                                1,584             11              5             1,590
        Collateralized mortgage obligations                      17,348              4            173            17,179
      Government National Mortgage Association
        participation certificates                               37,743            211            320            37,634
                                                                 ------            ---            ---            ------

         Total mortgage-backed securities                       $93,943           $876           $769           $94,050
                                                                 ======            ===            ===            ======

                         Peoples Community Bancorp, Inc.

===============================================================================


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    Proceeds from sales of mortgage-backed securities amounted to $71.7 million during the fiscal year ended September 30, 2001 resulting in gross realized gains totaling $2.3 million and gross realized losses totaling $69,000. Proceeds from sales of mortgage-backed securities amounted to $2.1 million during fiscal 2000, resulting in gross realized gains of $19,000.

    The Corporation maintains a $3.3 million investment in overnight funds with the Federal Home Loan Bank that is pledged to secure public deposits at September 30, 2001.


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at September 30 is summarized as follows:

                                                                                     2001           2000
                                                                                       (In thousands)
    Residential real estate
      One-to-four family                                                         $242,540       $153,627
      Multifamily                                                                  36,487          8,999
      Construction                                                                 53,824         19,857
    Nonresidential real estate and land                                            65,842         20,440
    Nonresidential real estate construction                                         9,158          7,199
    Commercial                                                                      9,800             -
    Consumer and other                                                              1,883          1,307
                                                                                  -------        -------
                                                                                  419,534        211,429
    Less:
      Undisbursed portion of loans in process                                      36,782         13,546
      Deferred loan origination fees                                                1,363            636
      Allowance for loan losses                                                     3,662            762
                                                                                  -------        -------

                                                                                 $377,727       $196,485
                                                                                  =======         ======

    As depicted above, Peoples' lending efforts have historically focused on one-to-four family residential and multifamily residential real estate loans, which comprised approximately $301.1 million, or 80%, of the total loan portfolio at September 30, 2001, and $170.9 million, or 87%, of the total loan portfolio at September 30, 2000. During fiscal 2001, Peoples has continued to change the composition of the loan portfolio through the addition of loans secured by nonresidential and commercial real estate. This type of lending comprised approximately $70.0 million, or 19% of the loan portfolio at September 30, 2001 and $25.6 million, or 13% of the loan portfolio at September 30, 2000. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided Peoples with adequate collateral coverage in the event of default. Nevertheless, Peoples, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management believes that real estate values in Peoples' primary lending area are presently stable.

                         Peoples Community Bancorp, Inc.

===============================================================================


NOTE C - LOANS RECEIVABLE (continued)

    In the ordinary course of business, Peoples has granted loans to some of its directors, officers and their related business interests. All loans to related parties have been made on substantially the same terms as those prevailing at the time for unrelated third parties. The aggregate dollar amount of loans to officers and directors was approximately $1.1 million and $1.5 million at September 30, 2001 and 2000, respectively. During the fiscal year ended September 30, 2001, principal repayments of $400,000 were received from officers and directors.


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                                                                         2001         2000         1999
                                                                                                (In thousands)
    Balance at beginning of year                                                       $  762         $415         $240
    Provision for losses on loans                                                       2,449          156          175
    Charge-off of loans                                                                    -            (4)          -
    Allowance resulting from acquisition of
      Harvest Home                                                                         -           195           -
    Allowance resulting from acquisition of
      Market - net                                                                        451           -            -
                                                                                        -----          ---          ---

    Balance at end of year                                                             $3,662         $762         $415
                                                                                        =====          ===          ===

    At September 30, 2001, the Bank's allowance for loan losses was solely general in nature and is includible as a component of regulatory risk-based capital, subject to certain percentage limitations.

    At September 30, 2001, 2000 and 1999, the Bank's nonaccrual and nonperforming loans totaled $783,000, $1.3 million and $1.1 million, respectively. Interest income which would have been recognized if such loans had performed pursuant to contractual terms totaled approximately $27,000, $47,000 and $27,000 for the years ended September 30, 2001, 2000 and 1999, respectively.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment are comprised of the following at September
30:

                                                                        2001           2000
                                                                          (In thousands)
    Land and improvements                                            $ 1,369         $  739
    Office buildings and improvements                                  6,621          2,137
    Furniture, fixtures and equipment                                  2,485            921
                                                                      ------          -----
                                                                      10,475          3,797
      Less accumulated depreciation                                    1,813            553
                                                                      ------          -----

                                                                     $ 8,662         $3,244
                                                                      ======          =====

                         Peoples Community Bancorp, Inc.

===============================================================================


NOTE E - OFFICE PREMISES AND EQUIPMENT (continued)

    During fiscal 2001, the Corporation began construction of two new branch office facilities located in southwestern Ohio, as well as the remodeling of an existing branch office. The two new offices are scheduled to be opened in the second quarter of fiscal 2002. The cost of these projects is expected to total approximately $2.8 million.


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at September 30:

    Deposit type and weighted-average                                           2001                       2000
    interest rate                                                         Amount      %               Amount      %
                                                                                    (Dollars in thousands)
    Non-interest bearing checking accounts                              $  7,552       3.2%        $     -         - %
    NOW and Super NOW accounts -
      2.06% in 2001 and 3.03% in 2000                                      7,692       3.3            4,883       3.2
    Passbook accounts - 2.54% in 2001
      and 2000                                                            24,390      10.5           14,904       9.8
    Money market demand deposit -
      3.49% in 2001 and 2.83% in 2000                                     27,591      11.8           24,510      16.2
                                                                         -------     -----          -------     -----
         Total demand, transaction and
           passbook deposits                                              67,225      28.9           44,297      29.2

    Certificates of deposit:
      Original maturities of:
        Less than 12 months
          5.02% in 2001 and 6.10% in 2000                                 65,584      28.1           12,499       8.3
        12 months to 36 months
          5.84% in 2001 and 6.11% in 2000                                 72,267      31.0           70,170      46.4
        More than 36 months
          6.18% in 2001 and 6.24% in 2000                                 10,239       4.4           18,473      12.2
      Individual retirement accounts
        5.91% in 2001 and 5.60% in 2000                                   17,748       7.6            5,914       3.9
                                                                         -------     -----          -------     -----

         Total certificates of deposit                                   165,838      71.1          107,056      70.8
                                                                         -------     -----          -------     -----

         Total deposits                                                 $233,063     100.0%        $151,353     100.0%
                                                                         =======     =====          =======     =====

    At September 30, 2001 and 2000, Peoples had certificate of deposit accounts with balances greater than $100,000 totaling $38.7 million and $23.5 million, respectively.

                         Peoples Community Bancorp, Inc.

===============================================================================


NOTE F - DEPOSITS (continued)

    Interest expense on deposit accounts is summarized as follows for the years ended September 30:

                                                                     2001         2000         1999
                                                                             (In thousands)
    Money market demand deposit accounts                           $  818       $  816       $  776
    Passbook and escrow accounts                                      768          313          202
    NOW and Super NOW accounts                                        111           52           -
    Certificates of deposit                                         7,279        4,729        3,564
                                                                    -----        -----        -----

                                                                   $8,976       $5,910       $4,542
                                                                    =====        =====        =====

    Maturities of outstanding certificates of deposit are summarized as follows at September 30:

                                                              2001              2000
                                                                  (In thousands)
    Less than one year                                    $128,679          $ 71,242
    One to three years                                      27,509            27,066
    Over three years                                         9,650             8,748
                                                           -------           -------

                                                          $165,838          $107,056
                                                           =======           =======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at September 30, 2001 by pledges of certain residential mortgage loans totaling $175.0 million and Peoples' investment in Federal Home Loan Bank stock, are summarized as follows:

    Interest Rate                                  Maturing fiscal                                   September 30,
                                                   year ending in                                2001              2000
                                                                                                (Dollars in thousands)
    6.22% - 6.69%                                        2001                                $     -           $132,500
    3.31%                                                2002                                 140,000                -
    6.66%                                                2008                                      -              2,000
                                                                                              -------           -------

                                                                                             $140,000          $134,500
                                                                                              =======           =======

               Weighted-average interest rate                                                    3.31%             6.67%
                                                                                                 ====              ====

                         Peoples Community Bancorp, Inc.

===============================================================================


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

    At September 30, 2001, Peoples had commitments to originate real estate loans totaling $6.7 million, commitments for unused lines of credit under home equity loans totaling $11.4 million, commitments for unused commercial lines of credit totaling $3.6 million and commitments for letters of credit under commercial loans totaling $476,000. Management believes that such loan commitments are able to be funded through normal cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

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


NOTE I - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended September 30 as follows:

                                                                                    2001            2000           1999
                                                                                          (Dollars in thousands)
    Federal income taxes at statutory rate                                        $1,574            $343           $376
    Increase (decrease) in taxes resulting from:
      Amortization and other charges related to goodwill                             590              84             -
      Nondeductible merger-related expenses                                          108              35             -
      Other                                                                           32              -              (5)
                                                                                   -----             ---            ---
    Federal income taxes per consolidated
      financial statements                                                        $2,304            $462           $371
                                                                                   =====             ===            ===

    Effective tax rate                                                              49.8%           45.7%          33.5%
                                                                                    ====            ====           ====

                         Peoples Community Bancorp, Inc.

===============================================================================


NOTE I - FEDERAL INCOME TAXES (continued)

    The composition of the Corporation's net deferred tax asset (liability) at September 30 is as follows:

                                                                                                    2001           2000
                                                                                                      (In thousands)
     Taxes (payable) refundable on temporary differences at estimated corporate tax rate:
       Deferred tax assets:
         General loan loss allowance                                                              $1,254         $  259
         Deferred compensation                                                                       482            309
         Stock benefit plans                                                                         195             92
         Deferred loan origination fees                                                              442            139
         Unrealized losses on securities designated as
           as available for sale                                                                       9             -
         Other                                                                                        14             16
                                                                                                   -----          -----
           Total deferred tax assets                                                               2,396            815

       Deferred tax liabilities:
         Percentage of earnings bad debt deduction                                                  (155)          (187)
         Cash versus accrual basis of accounting                                                    (242)           (97)
         Federal Home Loan Bank stock dividends                                                     (800)          (518)
         Book/tax depreciation differences                                                          (227)           (92)
         Unrealized gains on securities designated as
           available for sale                                                                         -            (714)
         Purchase price adjustments                                                                 (466)            -
                                                                                                   -----          -----
           Total deferred tax liabilities                                                         (1,890)        (1,608)
                                                                                                   -----          -----

           Net deferred tax asset (liability)                                                     $  506         $ (793)
                                                                                                   =====          =====

    Prior to fiscal 1997, Peoples was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. This deduction totaled approximately $4.9 million as of September 30, 2001. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The approximate amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction is $1.5 million.

    As a result of fiscal 1997 legislative changes, Peoples is required to recapture as taxable income approximately $1.1 million of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and is unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. Peoples has provided deferred taxes for this amount and began to amortize the recapture of the bad debt reserve into taxable income over a six year period in fiscal 1999.

                         Peoples Community Bancorp, Inc.

===============================================================================


NOTE J - REGULATORY CAPITAL

    Peoples is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Peoples must meet specific capital guidelines that involve quantitative measures of Peoples' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Peoples' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest regulatory examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, Peoples multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

    As of September 30, 2001 and 2000, Peoples exceeded all capital adequacy requirements to which it was subject.

                                                                     As of September 30, 2001
                                                                                                        To be "well-
                                                                                                     capitalized" under
                                                                            For capital               prompt corrective
                                                    Actual               adequacy purposes            action provisions
                                           ---------------------         -----------------            -----------------
                                               Amount      Ratio          Amount     Ratio            Amount       Ratio
                                                                      (Dollars in thousands)
    Tangible capital                          $35,839       8.6%       =>$ 6,244    =>1.5%         =>$20,812     => 5.0%

    Core capital                              $35,839       8.6%       =>$16,650    =>4.0%         =>$24,975     => 6.0%

    Risk-based capital                        $38,678      14.0%       =>$22,083    =>8.0%         =>$27,604     =>10.0%

                         Peoples Community Bancorp, Inc.

===============================================================================


NOTE J - REGULATORY CAPITAL (continued)

                                                                     As of September 30, 2000
                                                                                                        To be "well-
                                                                                                     capitalized" under
                                                                            For capital               prompt corrective
                                                    Actual               adequacy purposes            action provisions
                                           ---------------------         -----------------            -----------------
                                               Amount      Ratio          Amount     Ratio            Amount       Ratio
                                                                      (Dollars in thousands)
    Tangible capital                          $25,585       8.1%       =>$ 4,736    =>1.5%         =>$15,787     => 5.0%

    Core capital                              $25,585       8.1%       =>$12,629    =>4.0%         =>$18,944     => 6.0%

    Risk-based capital                        $26,347      18.1%       =>$11,675    =>8.0%         =>$14,593     =>10.0%

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


NOTE K - STOCK OPTION PLAN

    During fiscal 2001 the Board of Directors adopted the Peoples Community Bancorp, Inc. Stock Option and Incentive Plan (the "Plan") that provides for the issuance of 197,773 shares of authorized but unissued shares of common stock at fair value at the date of grant. In fiscal 2001, the Corporation granted 94,857 options at an exercise price equal to fair value of $14.00. Options granted in fiscal 2001 are exercisable beginning one year from the date of grant. The remaining shares in the Plan may be granted to employees in increments of 20% per year based on management's discretion.

    The Corporation accounts for the Plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

    The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant date for awards under the Plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reported as the pro forma amounts indicated below:

                         Peoples Community Bancorp, Inc.

===============================================================================


NOTE K - STOCK OPTION PLAN (continued)

                                                                              For the year ended
                                                                              September 30, 2001
    Net earnings (In thousands)           As reported                                $2,324
                                                                                      =====

                                            Pro-forma                                $2,236
                                                                                      =====

    Earnings per share
      Basic                               As reported                                 $1.08
                                                                                       ====

                                            Pro-forma                                 $1.04
                                                                                       ====

      Diluted                             As reported                                 $1.08
                                                                                       ====

                                            Pro-forma                                 $1.04
                                                                                       ====

    The fair value of the option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used: no dividend yield; expected volatility of 20.0%; a risk-free interest rate of 4.0% and an expected life of ten years.

    A summary of the status of the Plan as of and for the year ended September 30, 2001, is presented below:

                                                                                                               Weighted-
                                                                                                                average
                                                                                                               exercise
                                                                                           Shares                price
    Outstanding at beginning of year                                                           -               $   -
    Granted                                                                                94,857               14.00
    Exercised                                                                                  -                   -
    Forfeited                                                                                  -                   -
                                                                                           ------               -----

    Outstanding at end of year                                                             94,857              $14.00
                                                                                           ======               =====

    Options exercisable at year-end                                                            -               $14.00
                                                                                           ======               =====

    Weighted-average fair value of
      options granted during the year                                                                          $ 5.70
                                                                                                                =====

    The following information applies to options outstanding at September 30, 2001:

    Number outstanding                                                 94,857
    Range of exercise prices                                           $14.00
    Weighted-average exercise price                                    $14.00
    Weighted-average remaining contractual life                     9.8 years


                         Peoples Community Bancorp, Inc.

===============================================================================


NOTE L - CONDENSED FINANCIAL STATEMENTS OF PEOPLES COMMUNITY BANCORP, INC.

    The following condensed financial statements summarize the financial position of Peoples Community Bancorp, Inc. of September 30, 2001 and 2000, and the results of its operations and its cash flows for the periods ended September 30, 2001 and 2000.

                         Peoples Community Bancorp, Inc.

                        STATEMENTS OF FINANCIAL CONDITION
                                  September 30,
                                 (In thousands)

    ASSETS                                                                                          2001           2000
    Cash and cash equivalents                                                                    $    94        $    35
    Loan receivable from ESOP                                                                        666            857
    Accrued interest receivable from ESOP                                                              7             -
    Investment in Peoples Community Bank                                                          38,778         31,664
                                                                                                  ------         ------

          Total assets                                                                           $39,545        $32,556
                                                                                                  ======         ======

    LIABILITIES AND STOCKHOLDERS' EQUITY

    Accrued expenses and other liabilities                                                       $   767        $   892

    Stockholders' equity
      Common stock and additional paid-in capital                                                 22,498         16,303
      Retained earnings                                                                           16,298         13,974
      Unrealized gains (losses) on securities designated as
        available for sale, net of tax effects                                                       (18)         1,387
                                                                                                  ------         ------
         Total stockholders' equity                                                               38,778         31,664
                                                                                                  ------         ------

         Total liabilities and stockholders' equity                                              $39,545        $32,556
                                                                                                  ======         ======


                         Peoples Community Bancorp, Inc.

                             STATEMENTS OF EARNINGS
                       For the period ended September 30,
                                 (In thousands)

                                                                                                    2001           2000
    Revenue
      Interest income                                                                             $   68           $ 33
      Equity in earnings of Peoples Community Bank                                                 2,324            733
                                                                                                   -----            ---
         Total revenue                                                                             2,392            766

    General and administrative expenses                                                               68             33
                                                                                                   -----            ---

         NET EARNINGS                                                                             $2,324           $733
                                                                                                   =====            ===

                         Peoples Community Bancorp, Inc.

===============================================================================


     NOTE L - CONDENSED FINANCIAL STATEMENTS OF PEOPLES COMMUNITY BANCORP, INC. (continued)

                         Peoples Community Bancorp, Inc.

                            STATEMENTS OF CASH FLOWS
                           Period ended September 30,
                                 (In thousands)

                                                                                                    2001           2000
    Cash provided by (used in) operating activities:
      Net earnings for the period                                                                 $2,324        $   733
      Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities
        Undistributed earnings of consolidated subsidiary                                         (2,324)          (733)
        Increase (decrease) in cash due to changes in:
          Accrued interest receivable                                                                 (7)             2
          Other liabilities                                                                         (125)           890
                                                                                                   -----         ------
          Net cash provided by (used in) operating activities                                       (132)           892

    Cash flows provided by (used in) investing activities:
      Issuance of loan to ESOP                                                                        -            (952)
      Proceeds from repayment of loan to ESOP                                                        191             95
      Purchase of common shares of Peoples Community Bank                                             -          (4,400)
      Acquisition of Harvest Home Financial Corporation                                               -          (5,900)
                                                                                                   -----         ------
          Net cash provided by (used in) investing activities                                     (5,813)       (11,157)

    Cash flows provided by financing activities:
      Proceeds from issuance of common shares-net                                                     -          10,300
                                                                                                   -----         ------

    Net increase in cash and cash equivalents                                                         59             35

    Cash and cash equivalents at beginning of period                                                  35             -
                                                                                                   -----         ------

    Cash and cash equivalents at end of period                                                    $   94        $    35
                                                                                                   =====         ======


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

                         Peoples Community Bancorp, Inc.

===============================================================================


NOTE M - BUSINESS COMBINATIONS

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

    Additionally, on March 30, 2001, the Corporation acquired Market utilizing the purchase method of accounting. Market was dissolved upon consummation, with Market's banking subsidiary, Market Bank, merging with and into Peoples. The results of Market's operations subsequent to March 30, 2001, are included in the consolidated financial statements. The Corporation paid $7.8 million in cash and issued 506,000 of its common shares in connection with the acquisition. Under the terms of the agreement each share of Market's common stock was exchanged for cash and/or shares of the Corporation totaling $13.00 per share.

     Presented below are pro-forma condensed consolidated statements of earnings which have been prepared as if the Market acquisition had been consummated as of the beginning of each of the fiscal years ended September 30, 2001 and 2000, and as if the Harvest Home acquisition had been consummated as of the beginning of each of the fiscal years ended September 30, 2000 and 1999.

                                                                                2001             2000              1999
                                                                                           (In thousands)
                                                                                             (Unaudited)
    Total interest income                                                    $26,852          $23,025           $11,605
    Total interest expense                                                    16,088           13,813             6,384
                                                                              ------           ------            ------
         Net interest income                                                  10,764            9,212             5,221

    Provision for losses on loans                                              2,458              156               175
    Other income                                                               4,850              123               494
    General, administrative and other expense                                  8,519            7,227             3,376
                                                                              ------           ------            ------
         Earnings before income taxes                                          4,637            1,952             2,164

    Federal income taxes                                                       2,307              782               731
                                                                              ------           ------            ------

         Net earnings                                                        $ 2,330          $ 1,170           $ 1,433
                                                                              ======           ======            ======

    In August 2001, the Corporation entered into an Agreement and Plan of Merger (the "Agreement") whereby the Corporation would acquire the outstanding stock of Kenwood Bancorp, Inc. ("Kenwood") for total consideration of approximately $8.1 million in cash. Under the terms of the Agreement, the Corporation will exchange cash of $25.22 for each outstanding share of Kenwood. The acquisition will be accounted for using the purchase method of accounting, and is subject to regulatory approval. The stockholders of Kenwood approved and adopted the Agreement at a special meeting held on November 1, 2001. The transaction is expected to close in the quarter ended March 31, 2002.

                         Peoples Community Bancorp, Inc.

===============================================================================


NOTE N - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following table summarizes the Corporation's quarterly results for the fiscal year ended September 30, 2001. Certain amounts, as previously reported, have been reclassified to conform to the 2001 presentation.

                                                                                 Three Months Ended
                                                             December 31,      March 31,     June 30,     September 30,
    2001:                                                               (In thousands, except per share data)
    Total interest income                                          $5,687         $5,874       $6,916            $7,420
    Total interest expense                                          4,023          3,695        3,963             3,862
                                                                    -----          -----        -----             -----

    Net interest income                                             1,664          2,179        2,953             3,558
    Provision for losses on loans                                     150            150        1,082             1,067
    Other income                                                      869          1,193        2,566               219
    General, administrative and other expense                       1,476          2,245        2,716             1,687
                                                                    -----          -----        -----             -----

    Earnings before income taxes                                      907            977        1,721             1,023
    Federal income taxes                                              522            437          958               387
                                                                    -----          -----        -----             -----

    Net earnings                                                   $  385         $  540       $  763            $  636
                                                                    =====          =====        =====             =====

    Earnings per share
      Basic                                                          $.19           $.28         $.32              $.29
                                                                      ===            ===          ===               ===

      Diluted                                                        $.19           $.28         $.32              $.29
                                                                      ===            ===          ===               ===


NOTE O - SUBSEQUENT EVENTS (UNAUDITED)

    In October 2001, the Bank entered into an agreement to sell its Blanchester branch location to First National Bank of Blanchester. The sale will include approximately $11.0 million in total deposits and $10.0 million in total loans as well as any remaining equipment. The transaction, subject to regulatory approval, is expected to close in the quarter ended March 31, 2002.

    In November 2001, a Delaware statutory business trust owned by the Corporation (the "Trust"), issued $12.5 million of mandatorily redeemable debt securities. The debt securities issued by the Trust will be included in the Bank's regulatory capital, specifically as a component of tangible and core capital. The subordinated debentures are the sole amounts of the Trust, and the Corporation owns all of the common securities of the Trust. The net proceeds received by the Corporation from the sale of the debt securities will be used for general corporate purposes.

                         Peoples Community Bancorp, Inc.


                             DIRECTORS AND OFFICERS

===============================================================================


           PEOPLES COMMUNITY BANCORP, INC. AND PEOPLES COMMUNITY BANK

                                    DIRECTORS
Paul E. Hasselbring                                                  Thomas J. Noe
Chairman of the Board                                                Chief Financial Officer

Jerry D. Williams                                                    John E. Rathkamp
President and Chief Executive Officer                                Chief Lending Officer

John L. Buchanan                                                     Zane M. Brant
President of Buchanan's Power Equipment                              President of Brant's, Inc.
  Center, Inc.

James R. Van DeGrift                                                 Donald L. Hawke
Trustee, Turtlecreek Township, Lebanon,                              Retired
  Ohio

Nicholas N. Nelson
County Advisor, Warren County, Ohio


                               EXECUTIVE OFFICERS

Paul E. Hasselbring                                                  John E. Rathkamp
Chairman of the Board                                                Secretary and Chief Lending Officer

Jerry D. Williams                                                    Dennis J. Slattery
President and Chief Executive Officer                                Chief Operating Officer

Thomas J. Noe                                                        Jerry L. Boate
Chief Financial Officer                                              Director of Human Resources and Marketing

                         Peoples Community Bancorp, Inc.


                  BANKING LOCATIONS AND STOCKHOLDER INFORMATION

===============================================================================


                                BANKING LOCATIONS

         Peoples Community Bancorp, Inc. is a Delaware-incorporated thrift holding company conducting business through its wholly-owned subsidiary, Peoples Community Bank. Peoples Community Bank is a federally-chartered, SAIF-insured stock savings bank operating through eight offices in Hamilton, Warren, Butler and Clinton counties in southwest Ohio.

                                   Main Office

                             6100 West Chester Road
                            West Chester, Ohio 45069


                                 Branch Offices

   112 E. Main Street         3621 Harrison Avenue         3924 Isabella Avenue
Blanchester, Ohio  45107       Cheviot, Ohio  45211      Cincinnati, Ohio  45209

  3663 Ebenezer Road            125 Miami Avenue          7522 Hamilton Avenue
Cincinnati, Ohio  45248     North Bend, Ohio  45052      Cincinnati, Ohio  45231

                                11 South Broadway
                               Lebanon, Ohio 45036


                                 ANNUAL MEETING

     The Annual Meeting of Stockholders of Peoples Community Bancorp will be held on February 27, 2002, at 10:00 AM Eastern Standard Time, at Peoples Bancorp's main office, 6100 West Chester Road, West Chester, Ohio 45069.

                            TRANSFER AGENT/REGISTRAR

                         Registrar and Transfer Company
                                10 Commerce Drive
                           Cranford, New Jersey 07016
                                 (908) 272-8511

                              STOCKHOLDER REQUESTS

     Requests for annual reports, quarterly reports and related stockholder literature should be directed to John E. Rathkamp, Secretary, Peoples Community Bancorp, Inc., 6100 West Chester Road, P. O. Box 1130, West Chester, Ohio 45071.

     Stockholders  needing  assistance  with stock  records,  transfers  or lost
certificates,   please  contact  Peoples  Community  Bancorp's  transfer  agent,
Registrar and Transfer Company.