Form 10-K, Exhibit 13
period 2002-09-30
PEOPLES COMMUNITY BANCORP INC /MD/
filed 2002-12-30
CIK 1100983

EXHIBIT 13




















                         PEOPLES COMMUNITY BANCORP, INC.



                               2002 ANNUAL REPORT


                                 TO STOCKHOLDERS

                                TABLE OF CONTENTS

===============================================================================


                                                                         Page

President's Letter to Stockholders..........................................1

Business of Peoples Community Bancorp, Inc..................................2

Market Price of Peoples Community Common Shares and
  Related Stockholder Matters...............................................3

Financial Highlights........................................................4

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................................6

Consolidated Financial Statements:
       Report of Independent Certified Public Accountants..................21
       Consolidated Statements of Financial Condition......................22
       Consolidated Statements of Earnings.................................23
       Consolidated Statements of Comprehensive Income.....................24
       Consolidated Statements of Stockholders' Equity.....................25
       Consolidated Statements of Cash Flows...............................26
       Notes to Consolidated Financial Statements..........................28

Directors and Executive Officers...........................................53

Banking Locations..........................................................54

Stockholder Information....................................................54

Dear Stockholders:

         It is a pleasure to present to you our successful financial results for our second full year as a publicly traded stock company. I would also like to take this opportunity to offer you my thoughts on our progress in achieving our goal of becoming a premier, independent community bank.

         We continued to expand our operations in fiscal 2002, resulting in a 39.8% increase in total assets to $581.6 million at September 30, 2002. This growth in assets was primarily driven by a significant increase in loans due to both our acquisition of Kenwood Bancorp, Inc. and our increased loan production through our expanded branch network. During fiscal 2002, we were also able to continue to diversify our loan portfolio by focusing on the origination of multi-family residential loans, commercial real estate loans, construction loans and unsecured commercial business loans. These loan types complement our single-family lending, which still comprises over 50% of our loan portfolio. This diversification of the loan portfolio resulted in a rather strong interest rate spread of 3.74% and an increase in interest income of $10.7 million, or 48.4%, over fiscal 2001. However, these types of loan categories typically involve a higher degree of risk than one-to four-family lending. As a result of this increased risk and a significant increase in our nonperforming assets to total assets from .19% at September 30, 2001 to 1.30% at September 30, 2002, we provided $5.3 million to our allowance for loan losses. I believe that this provision is prudent in light of our loan growth and the increase in our nonperforming loans. We look forward to continuing our role as a true community banking institution and servicing the varied lending needs of our customers.

         In fiscal 2002, we opened two new branch locations, on the north side of Lebanon and Rivers Bend in Maineville. In addition, as previously reported, we also consummated our acquisition of Kenwood Bancorp, Inc. These transactions added four branch locations and, by expanding our geographic presence, increased our visibility and allowed us to better serve our existing customers. With respect to the future, we intend to pursue growth internally which will include de novo offices to further expand our branch network. We will also continue to consider other opportunities for growth such as branch and whole bank acquisitions.

         In summary, I believe fiscal 2002 was a successful year since we produced solid financial results and took great strides towards our goal of becoming the premier community bank in the greater Cincinnati area. As always, we truly appreciate your support and expect that we will continue to reward your loyalty in the future. On behalf of all of the directors, officers and employees of Peoples Community Bancorp, Inc., we look forward to exceeding all of the challenges that lay ahead for Peoples Community Bancorp, Inc.



                                   Sincerely,



                                   Jerry D. Williams
                                   President and Chief Executive Officer

                         Peoples Community Bancorp, Inc.


                           BUSINESS OF PEOPLES BANCORP

===============================================================================


Peoples Community Bancorp, Inc., a Maryland corporation ("Peoples Bancorp" or the "Company"), is a unitary savings and loan holding company which owns all of the outstanding common shares of Peoples Community Bank ("Peoples Bank" or the "Bank"), a federally chartered savings bank.

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

                         Peoples Community Bancorp, Inc.

                  MARKET PRICE OF PEOPLES BANCORP COMMON SHARES
                         AND RELATED STOCKHOLDER MATTERS

===============================================================================


Peoples Bancorp's common shares have been listed on the Nasdaq National Market ("Nasdaq") since March 29, 2000, under the symbol "PCBI." Presented below are the high and low trading prices for Peoples Bancorp's common shares for the period from March 29, 2000 to September 30, 2002. Such prices do not include retail financial markups, markdowns or commissions. Information relating to prices has been obtained from Nasdaq.

Fiscal 2002                                      High                  Low

Quarter ended:
  September 30, 2002                           $23.73               $19.90
  June 30, 2002                                 22.73                20.05
  March 31, 2002                                20.80                18.75
  December 31, 2001                             20.70                15.50

Fiscal 2001                                      High                  Low

Quarter ended:
  September 30, 2001                           $18.12               $13.90
  June 30, 2001                                 16.44                13.50
  March 31, 2001                                16.25                14.25
  December 31, 2000                             16.00                11.94

Fiscal 2000                                      High                  Low

Quarter ended:
  September 30, 2000                           $12.69               $10.37
  June 30, 2000                                 12.94                 9.25

As of December 15, 2002, Peoples Bancorp had 2,512,615 common shares outstanding held of record by approximately 1,036 stockholders. The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others. Peoples Bancorp did not declare or pay any dividends during the fiscal years ended September 30, 2002, 2001 and 2000.

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

                                                                                  At September 30,
Selected Consolidated Financial
  Condition Data: (1)                                         2002          2001         2000         1999         1998
                                                                                   (In thousands)
Total assets                                              $581,632      $415,970     $320,620     $107,313     $107,024
Cash and cash equivalents                                   26,637        14,595        4,627        5,183        7,748
Investment securities available for sale                     1,231         1,364        8,211        3,650        4,645
Mortgage-backed securities available for sale               18,763            -        94,050        1,185        1,529
Loans receivable, net                                      504,012       377,727      196,485       94,551       90,448
Deposits                                                   369,080       233,063      151,353       91,018       87,324
Advances from the Federal Home Loan Bank
  and other borrowed money                                 165,450       140,000      134,500           -         4,000
Stockholders' equity (2)                                    42,990        38,778       31,664       14,677       13,940



                                                                              Year Ended September 30,
Selected Consolidated Operating
  Data: (1)                                                   2002          2001         2000         1999         1998
                                                                        (In thousands, except per share data)
Interest income                                            $33,712       $25,897      $15,429       $7,872       $7,973
Interest expense                                            15,598        15,543       10,091        4,581        4,891
                                                            ------        ------       ------        -----        -----
Net interest income                                         18,114        10,354        5,338        3,291        3,082

Provision for losses on loans                                5,265         2,449          156          175           48
                                                            ------        ------       ------        -----        -----
Net interest income after provision for
  losses on loans                                           12,849         7,905        5,182        3,116        3,034
Other income                                                 2,509         4,847          101           20          116
General, administrative and other expense                    9,817         8,124        4,273        2,030        1,738
                                                            ------        ------       ------        -----        -----

Earnings before income taxes                                 5,541         4,628        1,010        1,106        1,412
Federal income taxes                                         2,392         2,304          462          371          475
                                                            ------        ------       ------        -----        -----
Net earnings                                               $ 3,149       $ 2,324      $   548       $  735       $  937
                                                            ======        ======       ======        =====        =====

Earnings per share
     Basic                                                   $1.29        $1.08           N/A          N/A          N/A
                                                              ====         ====
     Diluted                                                 $1.27        $1.08           N/A          N/A          N/A
                                                              ====         ====


----------------------------
(See footnotes on next page)

                         Peoples Community Bancorp, Inc.

===============================================================================


                                                                       At or for the year ended September 30,
Key Operating Ratios:  (1)                                    2002          2001         2000         1999         1998
Performance Ratios:  (3)
  Return on average assets                                     .67%         .65%         .26%          .70%         .88%
  Return on average equity                                    8.09         6.46         2.41          5.14         7.04
  Average interest-earning assets to
    average interest-bearing liabilities                    107.27       110.13       110.39        115.48       114.45
  Interest rate spread (4)                                    3.74         2.57         2.12          2.48         2.28
  Net interest margin (4)                                     3.99         3.03         2.63          3.17         2.95
  General, administrative and other
    expense to average assets                                 2.07         2.26         2.04          1.92         1.64

Asset Quality Ratios:
  Nonperforming assets to total
    assets at end of period (5)                               1.30%         .19%         .43%         1.01%         .66%
  Allowance for loan losses to
    nonperforming loans at end of period                    102.19       467.69        60.67         38.46        34.10
  Allowance for loan losses to total
    loans at end of period                                    1.37          .87          .36           .42          .26

Capital and Other Ratios: (2)
  Average stockholders' equity to average assets              8.22%       10.00%       10.84%        13.54%       12.52%
  Tangible stockholders' equity to tangible assets            8.75         8.60         8.10         12.80        12.08
  Total capital to risk-weighted assets                      13.69        14.01        18.05         24.60        23.92



(1) The information as of and for the fiscal years ended September 30, 1998 and 1999, has previously been restated to reflect the effects of the merger with The Oakley Improved Building and Loan Company in March 2000.
(2)  Consists solely of retained earnings at September 30, 1999 and 1998.
(3) All ratios are based on average monthly balances during the respective periods.
(4) Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities; net interest margin represents net interest income as a percentage of average interest-earning assets.
(5) Nonperforming assets consist of non-accrual loans, loans past due 90 days or more and still accruing interest and real estate acquired through foreclosure or by deed-in-lieu thereof.

                         Peoples Community Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


General

Peoples Bancorp's profitability depends primarily on net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities, investment securities and interest-earning deposits in other financial institutions, and interest expense, principally on interest-bearing deposits and borrowings from the Federal Home Loan Bank of Cincinnati. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. Peoples Bancorp's profitability also depends, to a lesser extent, on the level of other income, the provision for losses on loans, general, administrative and other expenses and federal income taxes.

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

On March 30, 2001, Peoples Bancorp acquired the Market Financial Corporation for consideration of $7.8 million in cash and 527,930 shares of common stock. Under the terms of the agreement, each share of Market's common stock was exchanged for a combination of cash and shares of Peoples Bancorp totaling $13.00 per share. The acquisition was accounted for using the purchase method of accounting and consequently, prior period amounts were not restated. As of March 30, 2001, Market Financial Corporation had approximately $56.7 million in assets, $50.7 million in liabilities and $6.0 million in stockholders' equity.

On January 18, 2002, the Bank sold $11.0 million in total loans and $9.9 million in total deposits to another financial institution pursuant to a Purchase and Assumption Agreement. These assets and liabilities had been assigned to the Bank's branch office located in Blanchester, Ohio.

On April 26, 2002, the Company completed its acquisition of Kenwood Bancorp, Inc. ("Kenwood") for consideration of $25.22 per outstanding share, totaling $7.9 million in cash. Kenwood was merged with and into the Company and Kenwood's wholly-owned banking subsidiary, Kenwood Savings Bank, became a wholly-owned subsidiary of Peoples Bank. Future references to "Peoples Bank" or the "Bank" include both Peoples Bank and Kenwood Savings Bank. The Company acquired $56.6 million in total assets and initially recorded approximately $3.4 million in goodwill as part of the transaction.

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

                                                                  Year ended September 30,

                                            2002                             2001                             2000
                                Average   Interest               Average   Interest               Average   Interest
                              outstanding  earned/  Yield/     outstanding  earned/  Yield/     outstanding  earned/  Yield/
                                balance     paid     rate        balance     paid     rate        balance     paid     rate
                                                                   (Dollars in thousands)
Interest-earning assets:
  Loans receivable (1)         $425,318   $32,790     7.71%    $282,425    $22,098     7.82%    $138,907   $10,857      7.82%
  Mortgage-backed
    securities                   12,239       361     2.95       42,195      2,867     6.79       49,878     3,810      7.64
  Investment securities (2)       9,688       446     4.60       12,952        769     5.94        9,199       530      5.76
  Interest-earning deposits       6,224       115     1.85        4,594        163     3.54        4,629       232      5.01
                                -------    ------               -------     ------               -------    ------

   Total interest-earning
     assets                     453,469    33,712     7.43      342,166     25,897     7.57      202,613    15,429      7.62

Non-interest-earning assets      19,949                          17,724                            7,296
                                -------                         -------                          -------

Total assets                   $473,418                        $359,890                         $209,909
                                =======                         =======                          =======

Interest-bearing liabilities:
  Savings and checking
    accounts                   $ 53,741     1,610     3.00     $ 25,344        879     3.47     $ 13,199       365      2.77
  Money market deposit
    accounts                     28,252       776     2.75       22,638        818     3.61       21,392       816      3.81
  Certificates of deposit       177,229     8,078     4.56      132,774      7,279     5.48       87,626     4,729      5.40
  FHLB advances and other
    borrowings                  153,108     4,384     2.86      129,923      6,567     5.05       61,321     4,181      6.82
  Subordinated debentures        10,417       750     7.20          -          -         -           -         -          -
                                -------    ------               -------     ------               -------    ------


   Total interest-bearing
     liabilities                422,747    15,598     3.69      310,679     15,543     5.00      183,538    10,091      5.50
                                           ------     ----                  ------     ----                 ------      ----

Non-interest-bearing
  liabilities                    11,735                          13,228                            3,608
                                 ------                         -------                          -------

   Total liabilities            434,482                         323,907                          187,146

Stockholders' equity             38,936                          35,983                           22,763
                                -------                         -------                          -------

   Total liabilities and
     stockholders' equity      $473,418                        $359,890                         $209,909
                                =======                         =======                          =======

Net interest income                       $18,114                          $10,354                          $5,338
                                           ======                           ======                           =====

Interest rate spread                                  3.74%                            2.57%                            2.12%
                                                      ====                             ====                             ====

Net interest margin (3)                               3.99%                            3.03%                            2.63%
                                                      ====                             ====                             ====

Average interest-earning
  assets to average interest-
  bearing liabilities                               107.27%                          110.13%                          110.39%
                                                    ======                           ======                           ======



(1)  Includes non-accruing loans.
(2) Includes Federal Home Loan Bank and Federal Home Loan Mortgage Corp. stock and other equity securities.
(3)  Equals net interest income divided by average interest-earning assets.

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

                                                                            Year ended September 30,
                                                             2002 vs. 2001                          2001 vs. 2000
                                                          Increase                             Increase
                                                         (decrease)                           (decrease)
                                                           due to                               due to
                                                       Rate     Volume       Total           Rate     Volume      Total
                                                                                 (In thousands)
Interest-earning assets:
  Loans receivable                                   $ (316)   $11,008     $10,692         $   -     $11,241    $11,241
  Mortgage-backed securities                         (1,112)    (1,394)     (2,506)          (386)      (557)      (943)
  Investment securities (1)                            (152)      (171)       (323)            17        222        239
  Interest-earning deposits                             (58)        10         (48)           (67)        (2)       (69)
                                                      -----     ------      ------          -----     ------     ------
     Total interest-earning assets                   (1,638)     9,453       7,815           (436)    10,904     10,468

Interest-bearing liabilities:
  Savings and checking accounts                        (137)       868         731            157        357        514
  Money market deposit accounts                        (218)       176         (42)           (45)        47          2
  Certificates of deposit                            (1,331)     2,130         799             70      2,480      2,550
  FHLB advances and other borrowings                 (3,206)     1,023      (2,183)        (1,327)     3,713      2,386
  Subordinated debentures                                -         750         750             -          -          -
                                                      -----     ------      ------          -----     ------     ------
     Total interest-bearing liabilities              (4,892)     4,947          55         (1,145)     6,597      5,452
                                                      -----     ------      ------          -----     ------     ------

Increase in net interest income                      $3,254    $ 4,506     $ 7,760         $  709    $ 4,307    $ 5,016
                                                      =====     ======      ======          =====     ======     ======

------------------------------

(1) Includes Federal Home Loan Bank stock and certificates of deposit at other institutions.

                         Peoples Community Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Discussion of Financial Condition Changes from September 30, 2001 to September 30, 2002

At September 30, 2002, Peoples Bancorp's total assets amounted to $581.6 million, an increase of $165.7 million, or 39.8%, compared to the $416.0 million total at September 30, 2001. The increase in assets was comprised primarily of a $126.3 million increase in loans, due in part to the acquisition of Kenwood, an $18.8 million increase in mortgage-backed securities and a $12.0 million increase in cash and cash equivalents. The increase in assets was funded by growth in deposits of $136.0 million and an increase in advances from the Federal Home Loan Bank of $12.5 million.

Liquid assets (i.e. cash and interest-bearing deposits) totaled $26.6 million at September 30, 2002, an increase of $12.0 million, or 82.5%, compared to September 30, 2001. Investment securities totaled $1.2 million at September 30, 2002, a decrease of $133,000, or 9.8%, from September 30, 2001 levels.

At September 30, 2002, Peoples Bancorp had $18.8 million in mortgage-backed securities. No mortgage-backed securities were held at September 30, 2001. The Company purchased $20.3 million in mortgage-backed securities during fiscal 2002 utilizing excess liquidity and obtained $3.7 million in mortgage-backed securities in the acquisition of Kenwood. During fiscal 2002, principal repayments on mortgage-backed securities totaled $1.7 million and sales amounted to $3.5 million. The proceeds from the sale and repayment of mortgage-backed securities were generally used to fund loan originations during the period.

Loans receivable totaled $504.0 million at September 30, 2002, an increase of $126.3 million, or 33.4%, over September 30, 2001 levels. The Company obtained $40.3 million in loans through the acquisition of Kenwood, which consisted primarily of loans secured by one- to four-family residential real estate. Loan disbursements amounted to $261.6 million during fiscal 2002, which were partially offset by principal repayments of $153.2 million. The overall growth in the loan portfolio was comprised primarily of $53.8 million in loans secured by one-to four-family residential real estate, $20.5 million in loans secured by multi-family residential real estate, $29.3 million in nonresidential construction loans, $22.2 million in loans secured by commercial real estate and land, and $11.5 million in commercial lines of credit. Over the past two fiscal years, the Bank has placed an increasing emphasis on multi-family residential loans, commercial real estate and land loans, construction loans and unsecured commercial loans. As a result, as a percentage of the total loan portfolio, single-family residential loans have decreased from 72.7% at September 30, 2000 to 53.1% at September 30, 2002, while multi-family residential loans, commercial real estate and land loans, construction loans and commercial loans have increased during the same time period from 4.3% to 10.2%, 9.7% to 15.8%, 12.8% to 16.9% and 0.0% to 4.1%, respectively. Commercial real estate lending and unsecured commercial lending are generally considered to involve a higher degree of risk than residential real estate lending due to the relatively larger loan amounts and the effect of general economic conditions on the successful operation of the related business and/or income-producing properties. Peoples Bank has endeavored to reduce such risk by evaluating the credit history and past performance of the borrower, the location of the real estate, the quality of the borrowers' management, the debt service ratio, the quality and characteristics of the income stream generated by the business or the property and appraisals supporting the property's valuation, as applicable.

The allowance for loan losses totaled $7.7 million at September 30, 2002, an increase of $4.0 million compared to September 30, 2001. Loans charged-off amounted to $1.5 million during fiscal 2002, while the acquisition of Kenwood contributed $276,000 to the level of the allowance and $5.3 million was added through the provision for losses on loans, due primarily to the overall growth in the loan portfolio from September 30, 2001, as well as the changes in the composition of the loan portfolio and an increase in the level of nonperforming loans. The Bank has continued to change its loan portfolio mix during fiscal 2002, primarily as a result of an increased emphasis on loans

                         Peoples Community Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Discussion of Financial Condition Changes from September 30, 2001 to September 30, 2002 (continued)

secured by multi-family and commercial real estate, as well as unsecured loans. The allowance represented 1.37% and .87% of total loans at September 30, 2002 and 2001, respectively. The allowance for loan losses represented 102.2% and 467.7% of nonperforming loans as of September 30, 2002 and 2001, respectively. Nonperforming loans totaled $7.5 million and $783,000 at September 30, 2002 and 2001, respectively. The $6.7 million increase in nonperforming loans resulted primarily from a $3.5 million loan concentration consisting mostly of a series of construction loans to a financially troubled builder. Additionally, the increase in nonperforming loans resulted from a $3.2 million multi-family real estate loan. Management has considered these loan concentrations as a part of its overall evaluation of the adequacy of the Company's allowance for loan losses. Although management believes that its allowance for loan losses at September 30, 2002 was appropriate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations.

Deposits totaled $369.1 million at September 30, 2002, an increase of $136.0 million, or 58.4%, over the total at September 30, 2001. Total demand, transaction and savings deposits increased to $139.8 million at September 30, 2002, from $67.2 million at September 30, 2001, while total certificates of deposit increased from $165.8 million to $229.3 million, respectively. The increase in deposits was primarily attributable to the addition of $48.4 million in deposits in connection with the acquisition of Kenwood, as well as management's efforts to maintain deposit growth through marketing strategies. Proceeds from deposit growth were generally used to fund new loan originations.

Advances from the Federal Home Loan Bank and other borrowings totaled $165.5 million at September 30, 2002, an increase of $25.5 million, or 18.2%, compared to September 30, 2001 totals. Borrowings totaling $69.3 million were repaid from the deposit growth during the period, while new borrowings of $91.8 million were obtained, generally to fund new loan originations.

Stockholders' equity totaled $43.0 million at September 30, 2002, an increase of $4.2 million, or 10.9%, over the September 30, 2001 level. The increase resulted primarily from net earnings of $3.1 million, amortization effects of the stock benefit plans totaling $839,000 and an $81,000 increase in net unrealized gains on available for sale securities.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2002 and 2001

General

The inclusion of the accounts of Kenwood, which the Company acquired in April 2002, in a transaction accounted for using the purchase method of accounting, significantly contributed to the increases in the level of income and expense during the fiscal year ended September 30, 2002, compared to fiscal 2001. In accordance with the purchase method of accounting, the statement of earnings for the fiscal year ended September 30, 2001, was not restated for the acquisition.

Peoples Bancorp recorded net earnings of $3.1 million for the fiscal year ended September 30, 2002, an increase of $825,000, or 35.5%, compared to fiscal 2001. The increase in earnings resulted primarily from a $7.8 million increase in net interest income, which was partially offset by a $2.8 million increase in the provision for losses on loans, a $2.3 million decrease in other income and a $1.7 million increase in general, administrative and other expense.

                         Peoples Community Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Comparison of Results of Operations for the Fiscal Years Ended September 30, 2002 and 2001 (continued)

Net Interest Income

Total interest income amounted to $33.7 million for the fiscal year ended September 30, 2002, a $7.8 million, or 30.2%, increase over fiscal 2001. The increase was due to a $111.3 million, or 32.5%, increase in average interest-earning assets, partially offset by a 14 basis point decline in the average yield year to year.

Interest income on loans totaled $32.8 million for the fiscal year ended September 30, 2002, an increase of $10.7 million, or 48.4%, over fiscal 2001. This increase was due primarily to a $142.9 million, or 50.6%, increase in the average portfolio balance outstanding year to year, partially offset by an 11 basis point decline in weighted-average yield, to 7.71% for fiscal 2002. The impact of the Bank's yield on its loan portfolio from the decrease in market interest rates, such as the repricing of its adjustable-rate loans and refinancing at lower rates, was substantially offset by the Bank's increased emphasis on higher yielding multi-family, commercial real estate and unsecured commercial loans. Interest income on investment and mortgage-backed securities and interest-bearing deposits and other totaled $922,000, a decrease of $2.9 million, or 75.7%, due primarily to a $31.6 million, or 52.9%, decrease in the average balance of the related assets, a 308 basis point decrease in the weighted-average yield year to year and a $264,000 write down of premiums on mortgage-backed securities based upon management's estimate of prepayment speeds. The decrease in the average yield was primarily due to the decrease in market interest rates. The decrease in the average outstanding balance of these assets was due to repayments and sales, which proceeds were used to fund loan originations.

Interest expense on deposits totaled $10.5 million for the fiscal year ended September 30, 2002, an increase of $1.5 million, or 16.6%, over the $9.0 million recorded in fiscal 2001. The increase was due primarily to a $78.5 million, or 43.4%, increase in the average balance of deposits outstanding year to year, which included the addition of $48.4 million in deposits from the acquisition of Kenwood, partially offset by a decrease in the weighted-average cost of deposits of 93 basis points, to 4.04% for fiscal 2002. The decrease in the average rate was primarily due to the decrease in market interest rates.

Interest expense on borrowings totaled $5.1 million for fiscal 2002, a decrease of $1.4 million, or 21.8%, compared to fiscal 2001, due primarily to a 191 basis point decrease in the average cost of borrowings, to 3.14% for fiscal 2002, partially offset by a $33.6 million, or 25.9%, increase in the average balance of borrowings outstanding for fiscal 2002. The decrease in the average cost of borrowings was primarily due to a decrease in market interest rates.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $7.8 million, or 74.9%, during the fiscal year ended September 30, 2002, compared to fiscal 2001. The interest rate spread amounted to 3.74% for fiscal 2002 compared to 2.57% for fiscal 2001. The net interest margin totaled 3.99% and 3.03% for the fiscal years ended September 30, 2002 and 2001, respectively.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market area, and other factors related to the collectibility of the Bank's loan portfolio. After considering the above factors, management recorded a provision for losses on loans totaling $5.3 million and $2.4 million for the fiscal years ended September 30, 2002 and 2001, respectively. The provision recorded during the

                         Peoples Community Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Comparison of Results of Operations for the Fiscal Years Ended September 30, 2002 and 2001 (continued)

Provision for Losses on Loans (continued)

fiscal 2002 period was predicated primarily upon the $137.3 million, or 32.7%, of growth in the gross loan portfolio, taking into account the increase in loans secured by multi-family, nonresidential real estate, the origination of approximately $26.7 million in unsecured commercial lines of credit during fiscal 2002 and the increase in the level of nonperforming loans year to year. Such types of lending are generally considered to involve a higher degree of risk than one- to four-family residential lending. There can be no assurance that the loan loss allowance will be sufficient to cover losses on nonperforming assets in the future.

Other Income

Other income totaled $2.5 million for the fiscal year ended September 30, 2002, a decrease of $2.3 million, or 48.2%, compared to fiscal 2001. The decrease was due primarily to the effects of a $4.7 million gain on securities transactions recorded during fiscal 2001, which was partially offset by a $2.1 million gain on the sale of branch offices during fiscal 2002 and a $238,000, or 177.6%, increase in other operating income. During fiscal 2002, in connection with it's building, branch renovation and branch relocation projects, the Corporation sold three of its former branch buildings, as well as $11.0 million in loans and $9.9 million in deposits from it's former Blanchester office, all of which resulted in the $2.1 million gain on sale. The increase in other operating income resulted primarily from the inclusion of Kenwood Savings' operations and increases in fees related to loans and deposits transactions year to year.

General, Administrative and Other Expense

General, administrative and other expense totaled $9.8 million for the fiscal year ended September 30, 2002, an increase of $1.7 million, or 20.8%, compared to fiscal 2001. This increase resulted primarily from a $409,000, or 12.1%, increase in employee compensation and benefits, a $1.0 million, or 168.0%, increase in occupancy and equipment expense, and a $1.1 million, or 94.1%, increase in other operating expense, which were partially offset by a $402,000 decrease in goodwill amortization. Amortization of goodwill will be eliminated in future periods upon adoption of a recently issued accounting pronouncement. Management adopted SFAS No. 142 effective October 1, 2002, which will result in annual expense reduction totaling approximately $460,000 beginning in fiscal 2003.

Generally, as previously noted, the level of general, administrative and other expenses increased year to year due to the effects of the Kenwood acquisition. The increase in employee compensation and benefits was due primarily to an increase in staffing levels, normal merit increases and $143,000 expensed for stock option awards vesting during the fiscal year. The increase in occupancy and equipment expense primarily reflects increased depreciation and maintenance costs associated with the Company's new main office and additions and improvements made at several branch office locations. During fiscal 2002, the Corporation committed to begin construction of four new branch office facilities located in southwestern Ohio. Two of the new offices will replace existing branch buildings and two represent expansion into new markets. The new offices are scheduled to be opened over the period through the second quarter of fiscal 2004. The cost of these projects is expected to total approximately $6.8 million. These improvements reflect the effects of the Company's previously announced ongoing commitment to expand its branch office network through the acquisition and construction of new branch facilities. Additionally, during fiscal 2002 management reduced its estimate of depreciable lives for certain furniture and equipment assets. As a result of this

                         Peoples Community Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Comparison of Results of Operations for the Fiscal Years Ended September 30, 2002 and 2001 (continued)

General, Administrative and Other Expense (continued)

downward change in estimate, the Corporation recognized additional depreciation expense during fiscal 2002 of approximately $215,000, or $.06 per share on an after-tax basis. The increase in other operating expense relates primarily to expenses related to the trust preferred offering totaling $385,000, an increase in legal expenses, including those related to nonperforming loans, an increase in advertising costs, office supplies and pro-rata increases in costs associated with the Company's overall growth year to year.

Federal Income Taxes

Peoples Bancorp recorded a tax provision totaling $2.4 million for the fiscal year ended September 30, 2002, compared to a provision of $2.3 million for fiscal 2001. The increase was due primarily to the increase in pre-tax earnings of $913,000, or 19.7%. The effective tax rates were 43.2% and 49.8% for the fiscal years ended September 30, 2002 and 2001, respectively. The relatively high effective tax rates were primarily due to nondeductible amortization and other charges related to goodwill. The effective tax rate for fiscal 2001 was also affected by nondeductible merger-related expenses.


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

Interest income on loans totaled $22.1 million for the fiscal year ended September 30, 2001, an increase of $11.2 million, or 103.5%, over fiscal 2000. This increase was due primarily to a $143.5 million, or 103.3%, increase in the average portfolio balance outstanding year to year, while the weighted-average yield remained constant at 7.82%. The impact of the Bank's yield on its loan portfolio from the decrease in market interest rates, such as the repricing of its adjustable-rate loans and refinancing at lower rates, was substantially offset by the Bank's increased emphasis on higher yielding multi-family,

                         Peoples Community Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Comparison of Results of Operations for the Fiscal Years Ended September 30, 2001 and 2000 (continued)

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

Interest expense on deposits totaled $9.0 million for the fiscal year ended September 30, 2001, an increase of $3.1 million, or 51.9%, over the $5.9 million recorded in fiscal 2000. The increase was due primarily to a $58.5 million, or 47.9% increase in the weighted-average balance of deposits outstanding year to year, which included the addition of $41.7 million in deposits from the acquisition of Market, coupled with an increase in the weighted-average cost of deposits of 13 basis points, to 4.97% for fiscal 2001. The impact of lower market interest rates during fiscal 2001 compared to fiscal 2000 was substantially offset by the increase in higher rate certificates of deposit. Interest expense on borrowings totaled $6.6 million for fiscal 2001, an increase of $2.4 million, or 57.1%, over fiscal 2000, due primarily to a $68.6 million, or 111.9%, increase in the average balance of borrowings outstanding, which was partially offset by a 177 basis point decrease in the average cost of borrowings, to 5.05% for fiscal 2001. The decrease in the average cost of borrowings was primarily due to a decrease in market interest rates.

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

Other Income

Other income totaled $4.8 million for the fiscal year ended September 30, 2001, an increase of $4.7 million over fiscal 2000. The increase was due primarily to a $4.7 million gain on the sale of investment and mortgage-backed securities, coupled with a $52,000, or 63.4%, increase in other operating income, due primarily to increased service fees on ATM and other account transactions during the period.

                         Peoples Community Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Comparison of Results of Operations for the Fiscal Years Ended September 30, 2001 and 2000 (continued)

General, Administrative and Other Expense

General, administrative and other expense totaled $8.1 million for the fiscal year ended September 30, 2001, an increase of $3.9 million, or 90.1%, compared to fiscal 2000. This increase resulted primarily from a $1.5 million, or 76.0%, increase in employee compensation and benefits, a $387,000, or 185.2%, increase in occupancy and equipment expense, a $237,000, or 108.2%, increase in franchise taxes, a $213,000, or 127.5%, increase in data processing expense, and a $640,000, or 126.5%, increase in other operating expense, which were partially offset by a $693,000 decrease in merger-related expenses. Additionally, the Company recognized a $1.6 million increase in amortization of goodwill, which had initially been recorded in connection with the acquisition of Harvest Home. The goodwill expense in fiscal 2001 consisted of regular amortization of $492,000 and a $1.2 million charge recorded following the sale of significant amounts of interest-earning assets and the corresponding retirement of liabilities acquired in the Harvest Home combination. Amortization of goodwill will be eliminated in future periods upon adoption of a recently issued accounting pronouncement, SFAS No. 142. Management intends to adopt SFAS No. 142 effective October 1, 2002, which will result in annual expense reduction totaling approximately $460,000 beginning in fiscal 2003.

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

                         Peoples Community Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================

Exposure to Changes in Interest Rates

Peoples Bancorp's ability to maintain net interest income depends upon its ability to earn a higher yield on interest-earning assets than the rates paid on deposits and borrowings. Peoples Bank's ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise. Historically long-term, fixed-rate mortgage loans made up the dominant portion of Peoples Bank's interest-earning assets, therefore Peoples Bank may be particularly susceptible to the risk of changing interest rates. During fiscal 2000, Peoples Bank began to emphasize the origination of adjustable-rate mortgage ("ARM") loans and shorter-term loans secured by non-residential real estate, in an effort to improve its interest rate risk position.


Quantitative Analysis

The OTS provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity. Management reviews the quarterly reports from the OTS that show the impact of changing interest rates on net portfolio value. Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. The application of the methodology attempts to quantify interest rate risk and the change in NPV which would result from a theoretical 100, 200 and 300 basis point change in market interest rates.

The following tables present Peoples Bank's net portfolio value as of September 30, 2002 and 2001, as calculated by the OTS, based on information provided to the OTS by Peoples Bank. The information presented is based on the feature in Peoples Bank's mortgage loans which permits the loans to be called any time after three years from the date of origination and the assumed repricing of called loans at a higher rate in a rising rate environment.

                                                      September 30, 2002
                                                                                                              Change in
   Change in                                                                        Net Portfolio           Net Portfolio
Interest Rates                                                                     Value as a % of         Value as a % of
In Basis Points                          Net Portfolio Value                       Portfolio Value         Portfolio Value
 (Rate Shock)                 Amount         $ Change          % Change               of Assets               of Assets
                             (Dollars in Thousands)
      300bp                  $53,285          $(4,472)              (8)%                   9.34%                  (27)bp
      200                     56,980             (777)              (1)                    9.79                    18
      100                     59,105            1,348                2                     9.97                    36
        0                     57,757               -                 -                     9.61                     -
     (100)                    53,081           (4,676)              (8)                    8.73                   (88)

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

As shown by the 2002 table above, a 100 basis point increase in interest rates would result in an increase in Peoples Bank's net portfolio value based on OTS calculations as of September 30, 2002, primarily due to Peoples Bank's efforts to originate adjustable-rate loans and shorter-term fixed-rate loans in recent periods.

Peoples Bank's fixed-rate loans help its profitability if interest rates are stable or declining, since these loans have yields that exceed its cost of funds. However, if interest rates increase, Peoples Bank would have to pay more on its deposits and new borrowings, which would adversely affect its interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, Peoples Bank has focused primarily on developing a strong core deposit base. Historically, Peoples Bank has been able to maintain relatively stable levels of net interest income despite the interest rate risk inherent in its operations. Peoples Bank attempts to mitigate potential exposure to interest rate risk by:

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

(5)  Purchasing adjustable rate mortgage-backed securities; and

(6) Utilizing fixed-rate longer-term advances offered by the Federal Home Loan Bank.

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

At September 30, 2002, Peoples Bank had outstanding commitments to originate loans totaling $6.4 million, commitments for unused lines of credit under home equity lines totaling $18.1 million, commitments for unused commercial lines of credit totaling $4.3 million and commitments for letters of credit under commercial loans of $476,000. In addition, as of September 30, 2002, the amount of certificates of deposit which were scheduled to mature in the following 12 months totaled $123.3 million. Peoples Bank believes that it has adequate resources to fund all of its commitments and that it can adjust the rate on certificates of deposit to retain deposits in changed interest rate environments. If Peoples Bank requires funds beyond its internal funding capabilities, advances from the Federal Home Loan Bank of Cincinnati are available as an additional source of funds.

Peoples Bank and Kenwood Savings are required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 4.0% and 8.0%, respectively. At September 30, 2002, Peoples Bank and Kenwood Savings exceeded each of their capital requirements. Peoples Bank's tangible, core and risk-based capital ratios were 8.8%, 8.8% and 13.7%, respectively, while Kenwood Savings' respective capital ratios were 7.7%, 7.7% and 16.2%.

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

Effect of Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises.

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

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Management adopted SFAS No. 142 effective October 1, 2002, as required. Adoption of SFAS No. 142 will result in the elimination of annual goodwill amortization expense of approximately $460,000.

                         Peoples Community Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================


Effect of Recent Accounting Pronouncements (continued)

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity must recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing estimates of cash flows to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective October 1, 2002, without material effect on the Company's financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 is not expected to have a material effect on the Company's financial condition or results of operations.

In October 2002, the FASB issued SFAS No. 147, "Accounting for Certain Financial
Institutions: An Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9," which removes acquisitions of financial institutions from the scope of SFAS No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions," except for transactions between mutual enterprises. Accordingly, the excess of the fair value of liabilities assumed over the fair value of tangible and intangible assets acquired in a business combination should be recognized and accounted for as goodwill in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets."

SFAS No. 147 also requires that the acquisition of a less-than-whole financial institution, such as a branch, be accounted for as a business combination if the transferred assets and activities constitute a business. Otherwise, the acquisition should be accounted for as the acquisition of net assets.

SFAS No. 147 also amends the scope of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include long-term customer relationship assets of financial institutions (including mutual enterprises) such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets.

The provisions of SFAS No. 147 related to unidentifiable intangible assets and the acquisition of a less-than-whole financial institution are effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to impairment of long-term customer relationship assets are effective October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets are effective on October 1, 2002, with earlier application permitted.

Management adopted SFAS No. 147 on October 1, 2002, without material effect on the Company's financial condition or results of operations.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Peoples Community Bancorp, Inc.

We have audited the consolidated statements of financial condition of Peoples Community Bancorp, Inc. as of September 30, 2002 and 2001, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for each of the years in the three year period ended September 30, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Peoples Community Bancorp, Inc. as of September 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.


/s/GRANT THORNTON LLP

Cincinnati, Ohio
November 8, 2002

                          PEOPLES COMMUNITY BANCORP, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

===============================================================================


                                                                                       Year ended September 30,
         ASSETS                                                                            2002           2001
                                                                                  (In thousands, except share data)
Cash and due from banks                                                                $  4,460       $  9,839
Interest-bearing deposits in other financial institutions                                22,177          4,756
                                                                                        -------        -------
         Cash and cash equivalents                                                       26,637         14,595

Investment securities designated as available for sale - at market                        1,231          1,364
Mortgage-backed securities designated as available for sale - at market                  18,763             -
Loans receivable - net                                                                  504,012        377,727
Office premises and equipment - at depreciated cost                                      10,973          8,662
Real estate acquired through foreclosure                                                     97             -
Federal Home Loan Bank stock - at cost                                                    9,907          7,880
Accrued interest receivable on loans                                                      2,264          1,883
Accrued interest receivable on mortgage-backed securities                                    77             -
Prepaid expenses and other assets                                                           621            396
Goodwill, net of accumulated amortization                                                 4,875          2,957
Deferred federal income taxes                                                             2,175            506
                                                                                        -------        -------

         Total assets                                                                  $581,632       $415,970
                                                                                        =======        =======

         LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                               $369,080       $233,063
Advances from the Federal Home Loan Bank                                                152,500        140,000
Other borrowed money                                                                        450             -
Guaranteed preferred beneficial interests in junior subordinated debentures              12,500             -
Advances by borrowers for taxes and insurance                                               189            312
Accrued interest payable                                                                    843             78
Other liabilities                                                                         2,929          2,959
Accrued federal income taxes                                                                151            780
                                                                                        -------        -------
         Total liabilities                                                              538,642        377,192

Stockholders' equity
  Common stock - 15,000,000 shares of $.01 par value authorized; 2,512,615
    and 2,505,663 shares issued at September 30, 2002 and 2001, respectively                 25             25
  Additional paid-in capital                                                             23,931         23,139
  Retained earnings - restricted                                                         19,447         16,298
  Shares acquired by stock benefit plan                                                    (476)          (666)
  Accumulated comprehensive income (loss), unrealized gains (losses) on
    securities designated as available for sale,  net of related tax effects                 63            (18)
                                                                                        -------        -------
         Total stockholders' equity                                                      42,990         38,778
                                                                                        -------        -------

         Total liabilities and stockholders' equity                                    $581,632       $415,970
                                                                                        =======        =======


The accompanying notes are an integral part of these statements.

                         PEOPLES COMMUNITY BANCORP, INC.

                       CONSOLIDATED STATEMENTS OF EARNINGS

===============================================================================


                                                                                   Year ended September 30,
                                                                              2002           2001         2000
                                                                               (In thousands, except share data)
Interest income
  Loans                                                                    $32,790        $22,098      $10,857
  Mortgage-backed securities                                                   361          2,867        3,810
  Investment securities                                                        446            769          530
  Interest-bearing deposits and other                                          115            163          232
                                                                            ------         ------       ------
         Total interest income                                              33,712         25,897       15,429

Interest expense
  Deposits                                                                  10,464          8,976        5,910
  Borrowings                                                                 5,134          6,567        4,181
                                                                            ------         ------       ------
         Total interest expense                                             15,598         15,543       10,091
                                                                            ------         ------       ------

         Net interest income                                                18,114         10,354        5,338

Provision for losses on loans                                                5,265          2,449          156
                                                                            ------         ------       ------

         Net interest income after provision
           for losses on loans                                              12,849          7,905        5,182

Other income
  Gain (loss) on sale of investment and mortgage-backed securities              (3)         4,713           19
  Gain on sale of branch offices                                             2,140             -            -
  Other operating                                                              372            134           82
                                                                            ------         ------       ------
         Total other income                                                  2,509          4,847          101

General, administrative and other expense
  Employee compensation and benefits                                         3,780          3,371        1,915
  Occupancy and equipment                                                    1,597            596          209
  Franchise taxes                                                              395            456          219
  Data processing                                                              365            380          167
  Other operating                                                            2,224          1,146          506
  Merger-related expenses                                                       -             317        1,010
  Goodwill amortization                                                      1,456          1,858          247
                                                                            ------         ------       ------
         Total general, administrative and other expense                     9,817          8,124        4,273
                                                                            ------         ------       ------

         Earnings before income taxes                                        5,541          4,628        1,010

Federal income taxes
  Current                                                                    4,761          3,348         (386)
  Deferred                                                                  (2,369)        (1,044)         848
                                                                            ------         ------       ------
         Total federal income taxes                                          2,392          2,304          462
                                                                            ------         ------       ------

         NET EARNINGS                                                      $ 3,149        $ 2,324      $   548
                                                                            ======         ======       ======

         EARNINGS PER SHARE
           Basic                                                            $1.29           $1.08          N/A
                                                                             ====            ====          ===

           Diluted                                                          $1.27           $1.08          N/A
                                                                             ====            ====          ===


The accompanying notes are an integral part of these statements.

                         PEOPLES COMMUNITY BANCORP, INC.


                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

===============================================================================


                                                                                   Year ended September 30,
                                                                                2002         2001         2000
                                                                                        (In thousands)
Net earnings                                                                  $3,149       $2,324       $  548

Other comprehensive income, net of tax:
  Unrealized holding gains on securities during
    the period, net of tax effects of $41, $879 and $77
    in 2002, 2001 and 2000, respectively                                          79        1,706          149

  Reclassification adjustment for realized (gains) losses included in earnings, net of taxes (benefits) of $(1), $1,602 and $6 in
    2002, 2001 and 2000, respectively                                              2       (3,111)         (13)
                                                                               -----        -----        -----

Comprehensive income                                                          $3,230       $  919       $  684
                                                                               =====        =====        =====

Accumulated comprehensive income (loss)                                       $   63       $  (18)      $1,387
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

                         PEOPLES COMMUNITY BANCORP, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

===============================================================================

                                                                                                        Unrealized
                                                                                         Shares      gains (losses)
                                                                                       acquired       on securities
                                                      Additional                       by stock          designated
                                           Common        paid-in       Retained         benefit        as available
                                            stock        capital       earnings            plan            for sale         Total
                                                                             (In thousands)
Balance at October 1, 1999                   $ -         $    -         $13,426          $  -               $1,251        $14,677

Net proceeds from issuance of
  common stock                                 12         11,240             -            (952)                 -          10,300
Issuance of shares in connection with
  acquisition of Harvest Home                   8          5,900             -              -                   -           5,908
Amortization expense of stock benefit
  plan                                         -              -              -              95                  -              95
Net earnings for the year ended
  September 30, 2000                           -              -             548             -                   -             548
Unrealized gains on securities designated
  as available for sale, net of related
  tax effects                                  -              -              -              -                  136            136
                                              ---         ------         ------           ----               -----         ------

Balance at September 30, 2000                  20         17,140         13,974           (857)              1,387         31,664

Issuance of shares in connection with
  acquisition of Market Financial              5          5,999             -              -                   -           6,004
Amortization expense of stock benefit plan     -              -              -             191                  -             191
Net earnings for the year ended
  September 30, 2001                           -              -           2,324             -                   -           2,324
Unrealized gains on securities designated
  as available for sale, net of related
   tax effects                                 -              -              -              -               (1,405)        (1,405)
                                              ---         ------         ------           ----               -----         ------

Balance at September 30, 2001                  25         23,139         16,298           (666)                (18)        38,778

Amortization expense of stock benefit plan     -             649             -             190                  -             839
Compensation expense relating to vested
  stock options                                -             143             -              -                   -             143
Net earnings for the year ended
  September 30, 2002                           -              -           3,149             -                   -           3,149
Unrealized gains on securities designated
   as available for sale, net of related
   tax effects                                 -              -              -              -                   81             81
                                              ---         ------         ------           ----               -----         ------

Balance at September 30, 2002                $ 25        $23,931        $19,447          $(476)             $   63        $42,990
                                              ===         ======         ======           ====               =====         ======






The accompanying notes are an integral part of these statements.

                         PEOPLES COMMUNITY BANCORP, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

===============================================================================


                                                                                 Year ended September 30,
                                                                            2002           2001           2000
                                                                                      (In thousands)
Cash flows provided by (used in) operating activities:
  Net earnings for the year                                             $  3,149       $  2,324        $   548
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of premiums and discounts on investment and
      mortgage-backed securities, net                                        264           (436)          (230)
    Amortization of purchase price adjustments                                -              -            (322)
    Amortization of deferred loan origination fees                          (716)          (311)          (132)
    Amortization expense of stock benefit plan                               839            191             95
    Compensation expense related to vested stock options                     143             -              -
    Amortization and other charges related to goodwill                     1,456          1,858            247
    Depreciation and amortization                                            967            353            113
    Provision for losses on loans                                          5,265          2,449            156
    Federal Home Loan Bank stock dividends                                  (430)          (528)          (254)
    (Gain) loss on sale of securities                                          3         (4,713)           (19)
    Gain on sale of branch offices                                        (2,140)            -              -
    Increase (decrease) in cash, net of acquisition of Harvest Home
      Financial Corporation, Market Financial Corporation and
      Kenwood Bancorp, Inc., due to changes in:
        Accrued interest receivable on loans                                (179)          (366)          (299)
        Accrued interest receivable on investments and mortgage-backed
          securities                                                         (58)           195            (98)
        Prepaid expenses and other assets                                 (3,916)            87             56
        Accrued interest payable                                             652           (597)           313
        Other liabilities                                                   (132)           976           (136)
        Federal income taxes
          Current                                                          3,583          2,072           (526)
          Deferred                                                        (2,369)        (1,044)           848
                                                                         -------        -------         ------
         Net cash provided by operating activities                         6,381          2,510            360

Cash flows provided by (used in) investing activities:
  Decrease in certificates of deposit in other financial institutions         -              -             400
  Proceeds from maturity of investment securities                             -          10,500          1,096
  Proceeds from sale of investment securities designated as
    available for sale                                                        -           4,167             -
  Purchase of mortgage-backed securities                                 (20,264)            -         (62,992)
  Principal repayments on mortgage-backed securities                       1,730         26,612         12,809
  Proceeds from sale of mortgage-backed securities designated as
    available for sale                                                     3,520         71,727          2,122
  Proceeds from sale of loan participations                                6,738          2,747             -
  Principal repayments on loans                                          153,207         92,571         33,989
  Loan disbursements                                                    (261,576)      (241,112)       (73,723)
  Purchase of office premises and equipment                               (2,002)        (4,358)        (1,035)
  Proceeds from sale of branch offices                                     3,572             -              -
  Purchase of Federal Home Loan Bank stock                                  (970)            -          (3,345)
  Acquisition of Kenwood Bancorp, Inc. common stock - net                  2,042             -              -
  Acquisition of Market Financial Corporation common stock - net              -          (1,010)            -
  Acquisition of Harvest Home Financial Corporation common
    stock - net                                                               -              -          (8,190)
                                                                         -------        -------         ------
         Net cash used in investing activities                          (114,003)       (38,156)       (98,869)
                                                                         -------         ------         ------

         Net cash used in operating and investing activities
           (balance carried forward)                                    (107,622)       (35,646)       (98,509)
                                                                         -------         ------         ------

                         PEOPLES COMMUNITY BANCORP, INC.

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

===============================================================================


                                                                                 Year ended September 30,
                                                                            2002           2001           2000
                                                                                      (In thousands)
         Net cash used in operating and investing activities
           (balance brought forward)                                   $(107,622)      $(35,646)      $(98,509)

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposit accounts                             97,551         40,007         (2,923)
  Proceeds from Federal Home Loan Bank advances and
    other borrowings                                                      79,250         85,500         98,803
  Repayment of Federal Home Loan Bank advances                           (69,289)       (80,000)        (8,253)
  Proceeds from issuance of junior subordinated debentures                12,500             -              -
  Net increase (decrease) in advances for taxes and insurance               (348)           107             26
  Proceeds from stock issuance - net                                          -              -          10,300
                                                                        --------        -------        -------
         Net cash provided by financing activities                       119,664         45,614         97,953
                                                                        --------        -------        -------

Net increase (decrease) in cash and cash equivalents                      12,042          9,968           (556)

Cash and cash equivalents at beginning of year                            14,595          4,627          5,183
                                                                        --------        -------        -------

Cash and cash equivalents at end of year                               $  26,637       $ 14,595       $  4,627
                                                                        ========        =======        =======


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Federal income taxes                                               $   2,600       $  1,000       $    139
                                                                        ========        =======        =======

    Interest on deposits and borrowings                                $  14,833       $ 16,023       $  9,535
                                                                        ========        =======        =======


Supplemental disclosure of noncash investing activities:
  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                               $      81       $ (1,405)      $    136
                                                                        ========        =======        =======

  Transfers from loans to real estate acquired through
    foreclosure                                                        $     620       $    197       $    110
                                                                        ========        =======        =======

  Loans disbursed to facilitate sale of real estate acquired
    through foreclosure                                                $     191       $    412       $     -
                                                                        ========        =======        =======

  Fair value of assets received in acquisition of:
    Harvest Home Financial Corporation                                 $      -        $     -        $118,026
                                                                        ========        =======        =======

    Market Financial Corporation                                       $      -        $ 56,672       $     -
                                                                        ========        =======        =======

    Kenwood Bancorp, Inc.                                              $  56,550       $     -        $     -
                                                                        ========        =======        =======








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

    Immediately following the Merger and Conversion, the Corporation acquired the Harvest Home Financial Corporation ("Harvest Home") for consideration of $7.9 million in cash and 787,733 shares of common stock. Under the terms of the agreement, each share of Harvest Home's common stock was exchanged for a combination of $9.00 per share in cash plus 0.9 of a share of the Corporation's common stock. The acquisition was accounted for using the purchase method of accounting, consequently prior period amounts were not restated.

    On March 30, 2001, the Corporation acquired Market Financial Corporation ("Market") for consideration of $7.8 million in cash and 527,930 shares of the Corporation's common stock. Under the terms of the agreement, each share of Market's common stock was exchanged for cash and/or shares of the Corporation totaling $13.00 per share. The acquisition was accounted for using the purchase method of accounting, consequently prior period amounts were not restated.

    On January 18, 2002, the Bank sold $11.0 million in total loans and $9.9 million in total deposits to another financial institution pursuant to a Purchase and Assumption Agreement. These assets and liabilities had been assigned to the Bank's branch office located in Blanchester, Ohio.

    On April 26, 2002, the Corporation completed its acquisition of Kenwood Bancorp, Inc. ("Kenwood") for consideration of $25.22 per outstanding share, totaling $7.9 million in cash. Kenwood was merged with and into the Corporation and Kenwood's wholly-owned banking subsidiary, Kenwood Savings Bank, became a wholly-owned subsidiary of Peoples. Future references to "Peoples" or the "Bank" include both Peoples and Kenwood Savings Bank. The Corporation acquired $56.6 million in total assets and recorded approximately $3.4 million in goodwill as a result of the transaction.

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

    1.  Principles of Consolidation

    The accompanying consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Peoples and Peoples Bancorp Capital Trust I, and Peoples' wholly-owned subsidiary, Kenwood Savings Bank. All significant intercompany balances and transactions have been eliminated.

    2.  Investment Securities and Mortgage-Backed Securities

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or stockholders' equity, respectively.

    Realized gains and losses on sales of securities are recognized using the specific identification method.

    3.  Loans Receivable

    Loans receivable are stated at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's

                         PEOPLES COMMUNITY BANCORP, INC.

===============================================================================


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    3.  Loans Receivable (continued)

    judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

    4.  Loan Origination Fees

    Peoples accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs of originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on Peoples' experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

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

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Bank considers its investment in one- to four-family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for

                         PEOPLES COMMUNITY BANCORP, INC.

===============================================================================


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    5.  Allowance for Loan Losses (continued)

    evaluation of impairment. With respect to Peoples' investment in multi-family, nonresidential real estate and land loans, and its evaluation of impairment thereof, such loans are collateral dependent, and as a result, are carried as a practical expedient at the lower of cost or fair value. With respect to the Bank's investment in unsecured commercial lines of credit, any impairment would be measured based upon the present value of expected future cash flows.

    It is Peoples' policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    Information with respect to the Bank's impaired loans at and for the year ended September 30, 2002 is as follows:

                                                                                         (In thousands)
    Impaired loans with related allowance                                                    $6,312
    Impaired loans with no related allowance                                                     -
                                                                                              -----

         Total impaired loans                                                                $6,312
                                                                                              =====

    Allowance for losses on impaired loans
      Beginning balance                                                                      $   -
      Provision for losses on loans                                                             679
                                                                                              -----

      Ending balance                                                                         $  679
                                                                                              =====

    Average recorded investment in impaired loans during fiscal 2002                         $2,352
                                                                                              =====

    Interest income recognized on impaired loans during fiscal 2002                          $  211
                                                                                              =====

    The allowance for impaired loans is included in the Bank's overall allowance for loan losses.

    At September 30, 2001, Peoples had no loans defined as impaired under SFAS No. 114.

    6.  Office Premises and Equipment

    Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be forty to fifty years for buildings, ten to fifty years for building improvements, and three to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes. During fiscal 2002, management reduced its estimate of depreciable lives for certain furniture and equipment assets. As a result of this downward change in estimate, the Corporation recognized additional depreciation expense during fiscal 2002 of approximately $215,000, or $.06 per share on an after-tax basis.

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

    8.  Goodwill

    Prior to adoption of SFAS No. 142, goodwill was amortized over a ten year period using the straight-line method. Management had periodically evaluated the carrying value of intangible assets in relation to the continuing earnings capacity of the acquired assets and assumed liabilities. During fiscal 2001, the Corporation recorded a charge to goodwill totaling $1.2 million following the sale of a significant amount of interest-earning assets acquired in the Harvest Home combination. During fiscal 2002, the Corporation recorded a charge to goodwill totaling $1.0 million following a review of diminished net interest income arising from loans and savings acquired in the purchase of Harvest Home.

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

    An acquired intangible asset, other than goodwill, should be amortized over its useful economic life. The useful life of an intangible asset is indefinite if it extends beyond the foreseeable horizon. If an asset's life is indefinite, the asset should not be amortized until the life is determined to be finite. Intangible assets being amortized should be tested for impairment in accordance with SFAS No. 144. Intangible assets not being amortized should be tested for impairment annually and whenever there are indicators of impairment, by comparing the asset's fair value to its carrying amount.

    SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, or October 1, 2002 as to the Corporation. Management adopted
    SFAS No. 142 effective October 1, 2002, as required. Application of SFAS No. 142 will result in the elimination of annual goodwill amortization totaling approximately $460,000 beginning in fiscal 2003.

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

    10.  Benefit Plans

    Peoples has a noncontributory unfunded retirement plan that covers all members of its Board of Directors. Peoples' policy is to maintain an accrued liability equal to the present value of benefits computed using a predetermined annual benefit amount at retirement. The plan provided that each director was vested at 65% upon adoption with an additional vesting of 15% after three years and 5% per year thereafter until 100% vesting is reached. During fiscal 2001, the plan was amended to provide for total vesting for all participants. The provision for directors retirement expense totaled $84,000, $547,000 and $71,000 for the fiscal years ended September 30, 2002, 2001 and 2000, respectively.

    In conjunction with the Conversion, the Corporation implemented an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all full-time employees who have completed one year of service. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense recognized related to the ESOP totaled $307,000, $292,000 and $114,000 for the fiscal years ended September 30, 2002, 2001 and 2000, respectively.

                         PEOPLES COMMUNITY BANCORP, INC.

===============================================================================


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    10.  Benefit Plans (continued)

    The Corporation also has a Management Recognition Plan ("MRP") which provides for awards of up to 79,109 shares of the Corporation's common stock to members of the Board of Directors, management and employees. During fiscal 2002, the MRP awarded 11,076 shares to members of management and employees. During fiscal 2001, the MRP awarded 23,204 shares to members of the Board of Directors and 11,602 shares to members of management and employees. Common shares awarded to outside members of the Board of Directors were expensed in fiscal 2001, while shares awarded to members of management and employees will vest over a five year period beginning with the date of the award. Shares awarded under the MRP will be distributed from previously authorized but unissued shares. Expense recognized under the MRP totaled approximately $54,000, $346,000 and $96,000 for the fiscal years ended September 30, 2002, 2001 and 2000, respectively.

    11.  Earnings Per Share

    Basic earnings per share for the fiscal years ended September 30, 2002 and 2001 is based upon the weighted-average shares outstanding during the year, less 47,600 and 85,680 unallocated ESOP shares, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations were as follows:

                                                                        2002                  2001
    Weighted-average common shares
      outstanding (basic)                                            2,447,984             2,147,132
    Dilutive effect of  assumed exercise
      of stock options                                                  29,796                 9,486
                                                                     ---------             ---------
    Weighted-average common shares
      outstanding (diluted)                                          2,477,780             2,156,618
                                                                     =========             =========


    The provisions of SFAS No. 128, "Earnings Per Share," are not applicable to the fiscal year ended September 30, 2000, as the Conversion was completed in March 2000.

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

                         PEOPLES COMMUNITY BANCORP, INC.

===============================================================================


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  Fair Value of Financial Instruments (continued)

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 2002 and 2001:

                  Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

                  Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

                  Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential, nonresidential real estate and unsecured commercial loans. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

                  Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

                  Deposits: The fair value of checking accounts, savings accounts, money market demand and escrow deposits is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

                  Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities.

                  Other borrowed money: The fair value of other borrowed money is estimated using the rates currently offered for similar borrowings of similar remaining maturities.

                  Subordinated debentures: The fair value of the Corporation's subordinated debentures has been estimated using discounted cash flow analysis, based on the interest rates currently offered for instruments of similar remaining maturities.

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At September 30, 2002 and 2001, the difference between the fair value and notional amount of loan commitments was not material.

                         PEOPLES COMMUNITY BANCORP, INC.

===============================================================================


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    12.  Fair Value of Financial Instruments (continued)

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at September 30 are as follows:

                                                                    2002                            2001
                                                        Carrying            Fair       Carrying           Fair
                                                           value           value          value          value
                                                                              (In thousands)
    Financial assets
      Cash and cash equivalents                         $ 26,637        $ 26,637       $ 14,595       $ 14,595
      Investment securities                                1,231           1,231          1,364          1,364
      Mortgage-backed securities                          18,763          18,763             -              -
      Loans receivable                                   504,012         527,766        377,727        379,842
      Federal Home Loan Bank stock                         9,907           9,907          7,880          7,880
                                                         -------         -------        -------        -------

                                                        $560,550        $584,304       $401,566       $403,681
                                                         =======         =======        =======        =======
    Financial liabilities
      Deposits                                          $369,080        $376,680       $233,063       $236,976
      Advances from the Federal Home Loan Bank           152,500         153,266        140,000        140,000
      Other borrowed money                                   450             450             -              -
      Subordinated debentures                             12,500          12,508             -              -
                                                         -------         -------        -------        -------

                                                        $534,530        $542,904       $373,063       $376,976
                                                         =======         =======        =======        =======

    13.  Capitalization

    The Corporation's authorized capital stock includes 1,000,000 shares of $.01 per share par value voting preferred stock. No preferred shares have been issued at September 30, 2002 and 2001.

    14.  Advertising

    Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $174,000, $139,000 and $67,000 for the fiscal years ended September 30, 2002, 2001 and 2000, respectively.

    15.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of less than ninety days.

    16.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 2002 consolidated financial statement presentation.

                         PEOPLES COMMUNITY BANCORP, INC.

===============================================================================


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at September 30, 2002 and 2001, are summarized as follows:

                                                                                2002
                                                                      Gross             Gross        Estimated
                                                 Amortized       unrealized        unrealized             fair
                                                      cost            gains            losses            value
                                                                            (In thousands)
    Available for sale:

      FHLMC stock                                   $1,391             $ -               $192           $1,199
      Other equity securities                           29                3                -                32
                                                     -----              ---               ---            -----

                                                    $1,420             $  3              $192           $1,231
                                                     =====              ===               ===            =====

                                                                                2001
                                                                      Gross             Gross        Estimated
                                                 Amortized       unrealized        unrealized             fair
                                                      cost            gains            losses            value
    Available for sale:                                                    (In thousands)

      FHLMC stock                                   $1,391             $ -               $ 27           $1,364
                                                     =====              ===               ===            =====

    Proceeds from sales of investment securities amounted to $4.2 million for the fiscal year ended September 30, 2001, resulting in gross realized gains totaling $2.5 million.

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at September 30, 2002, are summarized as follows:

                                                                                  2002
                                                                           Gross          Gross      Estimated
                                                       Amortized      unrealized     unrealized           fair
                                                            cost           gains         losses          value
                                                                            (In thousands)
    Available for sale:
      Government National Mortgage Association
        participation certificates                       $18,479            $284           $ -         $18,763
                                                          ======             ===            ===         ======

    Proceeds from sales of mortgage-backed securities acquired in the Kenwood acquisition amounted to $3.5 million during the fiscal year ended September 30, 2002, resulting in gross realized gains of $17,000 and gross realized losses of $20,000. Proceeds from sales of mortgage-backed securities amounted to $71.7 million during the fiscal year ended September 30, 2001, resulting in gross realized gains totaling $2.3 million and gross realized losses totaling $69,000. Proceeds from sales of mortgage-backed securities amounted to $2.1 million during fiscal 2000, resulting in gross realized gains of $19,000.

    At September 30, 2002, People's had $11.0 million of mortgage-backed securities pledged to secure public deposits.

                         PEOPLES COMMUNITY BANCORP, INC.

===============================================================================

NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at September 30 is summarized as follows:

                                                                                           2002           2001
                                                                                             (In thousands)
    Residential real estate
      One-to-four family                                                               $296,294       $242,540
      Multifamily                                                                        56,980         36,487
      Construction                                                                       51,544         53,824
    Nonresidential real estate and land                                                  88,029         65,842
    Nonresidential real estate construction                                              38,458          9,158
    Commercial                                                                           21,280          9,800
    Consumer and other                                                                    4,265          1,883
                                                                                        -------        -------
         Total loans receivable                                                         556,850        419,534

    Less:
      Undisbursed portion of loans in process                                            43,144         36,782
      Deferred loan origination fees                                                      2,038          1,363
      Allowance for loan losses                                                           7,656          3,662
                                                                                        -------        -------

         Loans receivable - net                                                        $504,012       $377,727
                                                                                        =======        =======

    As depicted above, Peoples' lending efforts have historically focused on one-to-four family residential, multifamily residential real estate and residential construction loans, which comprised approximately $382.4 million, or 76%, of the net loan portfolio at September 30, 2002, and $301.1 million, or 80%, of the net loan portfolio at September 30, 2001. During fiscal 2002, Peoples has continued to change the composition of the loan portfolio through the addition of loans secured by nonresidential real estate. This type of lending comprised approximately $105.8 million, or 21%, of the net loan portfolio at September 30, 2002 and $70.0 million, or 19%, of the net loan portfolio at September 30, 2001. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided Peoples with adequate collateral coverage in the event of default. Nevertheless, Peoples, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management believes that real estate values in Peoples' primary lending area are presently stable.

    In the ordinary course of business, Peoples has granted loans to some of its directors, officers and their related business interests. All loans to related parties have been made on substantially the same terms as those prevailing at the time for unrelated third parties. The aggregate dollar amount of loans to executive officers and directors was approximately $1.2 million and $1.1 million at September 30, 2002 and 2001, respectively. During the fiscal year ended September 30, 2002, loans originated to officers and directors totaled $258,000 and principal repayments of $97,000 were received from officers and directors.

                         PEOPLES COMMUNITY BANCORP, INC.

===============================================================================


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                                                                2002         2001         2000
                                                                                       (In thousands)
    Balance at beginning of year                                              $3,662       $  762         $415
    Provision for losses on loans                                              5,265        2,449          156
    Charge-off of loans                                                       (1,547)          -            (4)
    Allowance resulting from acquisition of Harvest Home                          -            -           195
    Allowance resulting from acquisition of Market - net                          -           451           -
    Allowance resulting from acquisition of Kenwood - net                        276           -            -
                                                                               -----        -----          ---

    Balance at end of year                                                    $7,656       $3,662         $762
                                                                               =====        =====          ===

    At September 30, 2002, the Bank's allowance for loan losses was solely general in nature and is includible as a component of regulatory risk-based capital, subject to certain percentage limitations.

    At September 30, 2002, 2001 and 2000, the Bank's nonperforming loans, including impaired loans, totaled $7.5 million, $783,000 and $1.3 million, respectively. Interest income which would have been recognized if such loans had performed pursuant to contractual terms totaled approximately $343,000, $27,000 and $47,000 for the fiscal years ended September 30, 2002, 2001 and 2000, respectively.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment are comprised of the following at September 30:

                                                                        2002           2001
                                                                          (In thousands)
    Land and improvements                                            $ 2,563        $ 1,369
    Office buildings and improvements                                  8,010          6,621
    Furniture, fixtures and equipment                                  3,397          2,485
                                                                      ------         ------
                                                                      13,970         10,475
      Less accumulated depreciation                                    2,997          1,813
                                                                      ------         ------

                                                                     $10,973        $ 8,662
                                                                      ======         ======

    During fiscal 2001, the Corporation began construction of two new branch office facilities located in southwestern Ohio, as well as the remodeling of an existing branch office. The two new offices were completed and opened in the second quarter of fiscal 2002. The cost of these projects amounted to approximately $2.8 million.

    During fiscal 2002, the Corporation committed to begin construction of four new branch office facilities located in southwestern Ohio. Two of the new offices will replace existing branch buildings and two represent expansion into new markets. The new offices are scheduled to be opened over the period through the second quarter of fiscal 2004. The cost of these projects is expected to total approximately $6.8 million.

                         PEOPLES COMMUNITY BANCORP, INC.

================================================================================


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at September 30:

    Deposit type and weighted-average                                  2002                        2001
    interest rate                                                Amount      %               Amount       %
                                                                           (Dollars in thousands)
    Non-interest bearing checking accounts                     $  6,075       1.6%         $  7,552        3.3%
    Checking accounts -
      1.51% in 2002 and 2.06% in 2001                            17,220       4.7             7,692        3.3
    Savings accounts - 2.98% in 2002
      and 2.54% in 2001                                          87,193      23.7            24,390       10.5
    Money market demand deposit -
      2.51% in 2002 and 3.49% in 2001                            29,265       7.9            27,591       11.8
                                                                -------     -----           -------      -----
         Total demand, transaction and
           passbook deposits                                    139,753      37.9            67,225       28.9

    Certificates of deposit:
      Original maturities of:
        Less than 12 months
          2.92% in 2002 and 5.02% in 2001                        53,674      14.5            65,584       28.1
        12 months to 36 months
          3.87% in 2002 and 5.84% in 2001                       114,171      30.9            72,267       31.0
        More than 36 months
          5.44% in 2002 and 6.18% in 2001                        36,493       9.9            10,239        4.4
      Individual retirement accounts
        4.99% in 2002 and 5.91% in 2001                          24,989       6.8            17,748        7.6
                                                                -------     -----           -------      -----

         Total certificates of deposit                          229,327      62.1           165,838       71.1
                                                                -------     -----           -------      -----

         Total deposits                                        $369,080     100.0%         $233,063      100.0%
                                                                =======     =====           =======      =====

    At September 30, 2002 and 2001, Peoples had certificate of deposit accounts with balances greater than $100,000 totaling $55.2 million and $38.7 million, respectively.

    Interest expense on deposit accounts is summarized as follows for the years ended September 30:

                                                                                2002         2001         2000
                                                                                       (In thousands)
    Money market demand deposit accounts                                     $   776       $  818       $  816
    Savings and escrow accounts                                                1,392          768          313
    Checking accounts                                                            218          111           52
    Certificates of deposit                                                    8,078        7,279        4,729
                                                                              ------        -----        -----

                                                                             $10,464       $8,976       $5,910
                                                                              ======        =====        =====

                         PEOPLES COMMUNITY BANCORP, INC.

===============================================================================


NOTE F - DEPOSITS (continued)

    Maturities of outstanding certificates of deposit are summarized as follows at September 30:

                                                                        2002             2001
                                                                          (In thousands)
    Less than one year                                              $123,283         $128,679
    One to three years                                                67,151           27,509
    Over three years                                                  38,893            9,650
                                                                     -------          -------

                                                                    $229,327         $165,838
                                                                     =======          =======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at September 30, 2002 by pledges of certain residential mortgage loans totaling $190.9 million and Peoples' investment in Federal Home Loan Bank stock, are summarized as follows:

    Interest Rate                                  Maturing fiscal                           September 30,
                                                   year ending in                        2002             2001
                                                                                        (Dollars in thousands)
    3.31%                                                2002                        $     -          $140,000
    5.22%                                                2008                           1,500               -
    3.97% - 4.13%                                        2011                          51,000               -
    3.58% - 4.24%                                        2012                         100,000               -
                                                                                      -------          -------

                                                                                     $152,500         $140,000
                                                                                      =======          =======

               Weighted-average interest rate                                           3.93%             3.31%
                                                                                        ====              ====


NOTE H - OTHER BORROWED MONEY

    The Corporation has a $10.0 million line of credit with another financial institution, with interest payable at LIBOR plus 150 basis points. At September 30, 2002, the Corporation had $450,000 outstanding at an interest rate of 3.31%. This line of credit expires in the second quarter of fiscal 2003. The loan is secured by the outstanding shares of the Bank.

                         PEOPLES COMMUNITY BANCORP, INC.

===============================================================================


NOTE I - GUARANTEED PREFERED BENEFICIAL INTERESTS IN JUNIOR
SUBORDINATED DEBENTURES

     In November 2001, a Delaware trust owned by the Corporation (the "Trust"), issued $12.5 million of mandatorily redeemable debt securities. The debt securities issued by the Trust are included in the Corporation's regulatory capital, specifically as a component of Tier I capital. The subordinated debentures are the sole assets of the Trust, and the Corporation owns all of the common securities of the Trust. Interest payments on the debt securities are made semi-annually at an annual variable interest rate equal to the six-month LIBOR rate plus 375 basis points, or equal to 5.78% at September 30, 2002, and are reported as a component of interest expense on borrowings. The net proceeds received by the Corporation from the sale of the debt securities were used for general corporate purposes, including to facilitate the growth of the Bank.


NOTE J - COMMITMENTS

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

    At September 30, 2002, Peoples had commitments to originate real estate loans totaling $6.4 million, commitments for unused lines of credit under home equity loans totaling $18.1 million, commitments for unused commercial lines of credit totaling $4.3 million and commitments for letters of credit under commercial loans totaling $476,000. Management believes that such loan commitments are able to be funded through normal cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

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

                         PEOPLES COMMUNITY BANCORP, INC.

===============================================================================


NOTE K - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended September 30 as follows:

                                                                            2002           2001           2000
                                                                                  (Dollars in thousands)
    Federal income taxes at statutory rate                                $1,884         $1,574           $343
    Increase in taxes resulting from:
      Amortization and other charges related to goodwill                     495            590             84
      Nondeductible merger-related expenses                                   -             108             35
      Other                                                                   13             32             -
                                                                           -----          -----            ---
    Federal income taxes per consolidated
      financial statements                                                $2,392         $2,304           $462
                                                                           =====          =====            ===

    Effective tax rate                                                     43.2%           49.8%          45.7%
                                                                           ====            ====           ====

    The composition of the Corporation's net deferred tax asset at September 30 is as follows:

                                                                                           2002           2001
                                                                                               (In thousands)
     Taxes (payable) refundable on temporary differences at estimated corporate tax rate:
       Deferred tax assets:
         General loan loss allowance                                                     $2,603         $1,245
         Deferred compensation                                                              488            482
         Stock benefit plans                                                                103            195
         Deferred loan origination fees                                                     693            442
         Unrealized losses on securities designated as
           as available for sale                                                             -               9
         Other                                                                               14             23
                                                                                          -----          -----
           Total deferred tax assets                                                      3,901          2,396

       Deferred tax liabilities:
         Percentage of earnings bad debt deduction                                         (119)          (155)
         Cash versus accrual basis of accounting                                           (156)          (242)
         Federal Home Loan Bank stock dividends                                            (989)          (800)
         Book/tax depreciation differences                                                  (26)          (227)
         Unrealized gains on securities designated as
           available for sale                                                               (32)            -
         Purchase price adjustments                                                        (404)          (466)
                                                                                          -----          -----
           Total deferred tax liabilities                                                (1,726)        (1,890)
                                                                                          -----          -----

           Net deferred tax asset                                                        $2,175         $  506
                                                                                          =====          =====

                         PEOPLES COMMUNITY BANCORP, INC.

===============================================================================


NOTE K - FEDERAL INCOME TAXES (continued)

    Prior to fiscal 1997, Peoples was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. This deduction totaled approximately $5.2 million as of September 30, 2002. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The approximate amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction is $1.6 million.

    As a result of fiscal 1997 legislative changes, Peoples is required to recapture as taxable income approximately $1.2 million of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and is unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. Peoples has provided deferred taxes for this amount and began to amortize the recapture of the bad debt reserve into taxable income over a six year period in fiscal 1999.


NOTE L - REGULATORY CAPITAL

    Peoples and Kenwood Savings are subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

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

    During fiscal 2002, the Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Bank must maintain minimum capital ratios as set forth in the following tables.

                         PEOPLES COMMUNITY BANCORP, INC.

===============================================================================


NOTE L - REGULATORY CAPITAL (continued)

    As of September 30, 2002, Peoples and Kenwood Savings exceeded all capital adequacy requirements to which they were subject. As of September 30, 2001, Peoples exceeded all capital adequacy requirements to which it was subject.

    Peoples Community Bank                                      As of September 30, 2002
                                                                                                 To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount     Ratio            Amount      Ratio
                                                               (Dollars in thousands)
    Tangible capital                    $50,793      8.8%       =>$ 8,704    =>1.5%         =>$29,013     => 5.0%

    Core capital                        $50,793      8.8%       =>$23,210    =>4.0%         =>$34,815     => 6.0%

    Risk-based capital                  $55,689     13.7%       =>$32,549    =>8.0%         =>$40,686     =>10.0%

                                                                As of September 30, 2001
                                                                                                 To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount     Ratio            Amount      Ratio
                                                               (Dollars in thousands)

    Tangible capital                    $35,839      8.6%       =>$ 6,244    =>1.5%         =>$20,812     => 5.0%

    Core capital                        $35,839      8.6%       =>$16,650    =>4.0%         =>$24,975     => 6.0%

    Risk-based capital                  $38,678     14.0%       =>$22,083    =>8.0%         =>$27,604     =>10.0%


    Kenwood Savings Bank                                        As of September 30, 2002
                                                                                                 To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount     Ratio            Amount      Ratio
                                                               (Dollars in thousands)

    Tangible capital                     $4,355      7.7%        =>$  849    =>1.5%          =>$2,830     => 5.0%

    Core capital                         $4,355      7.7%        =>$2,264    =>4.0%          =>$3,396     => 6.0%

    Risk-based capital                   $4,456     16.2%        =>$2,205    =>8.0%          =>$2,756     =>10.0%

                         PEOPLES COMMUNITY BANCORP, INC.

===============================================================================


NOTE L - REGULATORY CAPITAL (continued)

    Management believes that, under the current regulatory capital regulations, the Banks will continue to meet their minimum capital requirements in the foreseeable future. However, events beyond the control of the Banks, such as increased interest rates or a downturn in the economy in the Banks' market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.


NOTE M - STOCK OPTION PLAN

    During fiscal 2001 the Board of Directors adopted the Peoples Community Bancorp, Inc. Stock Option and Incentive Plan (the "Plan") that provides for the issuance of 197,773 shares of authorized but unissued shares of common stock at fair value at the date of grant. Options granted in fiscal 2002 totaled 25,728 at an exercise price equal to fair value of $20.25. In fiscal 2001, the Corporation granted 94,861 options at an exercise price equal to fair value of $14.00. The Plan provides that one-fifth of the options granted become exercisable on each of the first five anniversaries of the date of grant. The remaining shares in the Plan may be granted to employees in increments of 20% per year based on management's discretion.

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

    In fiscal 2001, the Corporation applied APB Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost had been recognized for the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant date for awards under the Plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reported as the pro forma amounts indicated below:

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
                                                                                           ====

                         PEOPLES COMMUNITY BANCORP, INC.

===============================================================================


NOTE M - STOCK OPTION PLAN (continued)

    During fiscal 2002, the Corporation elected to recognize expense related to the vesting of its stock options in accordance with the provisions of SFAS No. 123. Total expense related to options in fiscal 2002 amounted to $143,000.

    The fair value of the option grants are estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants in fiscal 2002 and 2001: no dividend yield; expected volatility of 20.0% for both years; a risk-free interest rate of 2.0% and 4.0% in fiscal 2002 and 2001, respectively, and an expected life of ten years for all grants.

    A summary of the status of the Plan as of and for the years ended September 30 is presented below:

                                                                    2002                           2001
                                                                          Weighted-                     Weighted-
                                                                           average                       average
                                                                          exercise                      exercise
                                                            Shares          price          Shares         price
    Outstanding at beginning of year                        94,861         $14.00              -          $   -
    Granted                                                 25,728          20.25          94,861          14.00
    Exercised                                                   -              -               -              -
    Forfeited                                                 (260)         14.00              -              -
                                                           -------          -----          ------          -----

    Outstanding at end of year                             120,329         $15.34          94,861         $14.00
                                                           =======          =====          ======          =====

    Options exercisable at year-end                         18,924         $14.00             -           $   -
                                                           =======          =====          ======          =====

    Weighted-average fair value of
      options granted during the year                                      $ 6.19                         $ 5.70
                                                                            =====                          =====

    The following information applies to options outstanding at September 30, 2002:

    Number outstanding                                               120,329
    Range of exercise prices                                 $14.00 - $20.25
    Weighted-average exercise price                                   $15.34
    Weighted-average remaining contractual life                    9.0 years

                         PEOPLES COMMUNITY BANCORP, INC.

===============================================================================


NOTE N - CONDENSED FINANCIAL STATEMENTS OF PEOPLES COMMUNITY BANCORP, INC.

    The following condensed financial statements summarize the financial position of Peoples Community Bancorp, Inc. as of September 30, 2002 and 2001, and the results of its operations and its cash flows for the periods ended September 30, 2002, 2001 and 2000.

                         PEOPLES COMMUNITY BANCORP, INC.

                        STATEMENTS OF FINANCIAL CONDITION
                           September 30, 2002 and 2001
                                 (In thousands)

    ASSETS                                                                                 2002           2001
    Cash and cash equivalents                                                           $    17        $    94
    Loan receivable from ESOP                                                               476            666
    Investment in Peoples Community Bank                                                 55,857         38,778
    Accrued interest receivable from ESOP                                                    28              7
    Prepaid federal income taxes                                                            388             -
                                                                                         ------         ------

          Total assets                                                                  $56,766        $39,545
                                                                                         ======         ======

    LIABILITIES AND STOCKHOLDERS' EQUITY

    Accrued expenses and other liabilities                                              $   826        $   767
    Borrowings                                                                              450             -
    Guaranteed preferred beneficial interests in junior
      subordinated debentures                                                            12,500             -
                                                                                         ------         ------
          Total liabilities                                                              13,776            767

    Stockholders' equity
      Common stock and additional paid-in capital                                        23,480         22,498
      Retained earnings                                                                  19,447         16,298
      Unrealized gains (losses) on securities designated as
        available for sale, net of tax effects                                               63            (18)
                                                                                         ------         ------
         Total stockholders' equity                                                      42,990         38,778
                                                                                         ------         ------

         Total liabilities and stockholders' equity                                     $56,766        $39,545
                                                                                         ======         ======

                         PEOPLES COMMUNITY BANCORP, INC.

===============================================================================


NOTE N - CONDENSED FINANCIAL STATEMENTS OF PEOPLES COMMUNITY
BANCORP, INC. (continued)

                         PEOPLES COMMUNITY BANCORP, INC.

                             STATEMENTS OF EARNINGS
             For the periods ended September 30, 2002, 2001 and 2000
                                 (In thousands)

                                                                            2002           2001           2000
    Revenue
      Interest income                                                     $   66         $   68           $ 33
      Equity in earnings of Peoples Community Bank                         3,900          2,324            733
                                                                           -----          -----            ---
         Total revenue                                                     3,966          2,392            766

    Expense
      Interest expense                                                     1,139             -              -
      General and administrative expenses                                     66             68             33
                                                                           -----          -----            ---
         Total expense                                                     1,205             68             33
                                                                           -----          -----            ---

         Earnings before income taxes                                      2,761          2,324            733

    Federal income tax benefits                                             (388)            -              -
                                                                           -----          -----            ---

         NET EARNINGS                                                     $3,149         $2,324           $733
                                                                           =====          =====            ===

                         PEOPLES COMMUNITY BANCORP, INC.

===============================================================================


NOTE N - CONDENSED FINANCIAL STATEMENTS OF PEOPLES COMMUNITY
BANCORP, INC. (continued)

                         PEOPLES COMMUNITY BANCORP, INC.

                            STATEMENTS OF CASH FLOWS
                 Periods ended September 30, 2002, 2001 and 2000
                                 (In thousands)

                                                                              2002           2001           2000
    Cash provided by (used in) operating activities:
      Net earnings for the period                                          $ 3,149         $2,324        $   733
      Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities
        Undistributed earnings of consolidated subsidiary                   (3,900)        (2,324)          (733)
        Increase (decrease) in cash due to changes in:
          Other assets                                                        (410)            (7)             2
          Other liabilities                                                     59           (125)           890
                                                                            ------          -----         ------
          Net cash provided by (used in) operating activities               (1,102)          (132)           892

    Cash flows provided by (used in) investing activities:
      Issuance of loan to ESOP                                                  -              -            (952)
      Proceeds from repayment of loan to ESOP                                  190            191             95
      Purchase of common shares of Peoples Community Bank                       -              -          (4,400)
      Acquisition of Harvest Home Financial Corporation                         -              -          (5,900)
      Contribution to Peoples Community Bank                               (12,115)            -              -
                                                                            ------          -----         ------
          Net cash provided by (used in) investing activities              (11,925)           191        (11,157)

    Cash flows provided by financing activities:
      Proceeds from borrowings                                                 450             -              -
      Proceeds from issuance of junior subordinated debentures              12,500             -              -
      Proceeds from issuance of common shares - net                             -              -          10,300
                                                                            ------          -----         ------
          Net cash provided by financing activities                         12,950             -          10,300
                                                                            ------          -----         ------

    Net increase (decrease) in cash and cash equivalents                       (77)            59             35

    Cash and cash equivalents at beginning of period                            94             35             -
                                                                            ------          -----         ------

    Cash and cash equivalents at end of period                             $    17         $   94        $    35
                                                                            ======          =====         ======

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


NOTE O - BUSINESS COMBINATIONS

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

    Additionally, on March 30, 2001, the Corporation acquired Market utilizing the purchase method of accounting. Market was dissolved upon consummation, with Market's banking subsidiary, Market Bank, merging with and into Peoples. The results of Market's operations subsequent to March 30, 2001, are included in the consolidated financial statements. The Corporation paid $7.8 million in cash and issued 527,930 of its common shares in connection with the acquisition. Under the terms of the agreement each share of Market's common stock was exchanged for cash and/or shares of the Corporation totaling $13.00 per share.

    On April 26, 2002, the Corporation completed its acquisition of Kenwood Bancorp, Inc. ("Kenwood") for consideration of $25.22 per outstanding share, totaling $7.9 million in cash. The results of Kenwood's operations subsequent to April 26, 2002, are included in the consolidated financial statements. The Corporation acquired $56.6 million in total assets and recorded approximately $3.4 million in goodwill as part of the transaction.

     Presented below are pro-forma condensed consolidated statements of earnings which have been prepared as if the Kenwood acquisition had been consummated as of the beginning of each of the fiscal years ended September 30, 2002 and 2001, as if the Market acquisition had been consummated as of the beginning of each of the fiscal years ended September 30, 2001 and 2000, and as if the Harvest Home acquisition had been consummated as of the beginning of the fiscal year ended September 30, 2000.

                                                                       2002              2001             2000
                                                                                   (In thousands)
                                                                                     (Unaudited)
    Total interest income                                           $35,606           $30,903          $23,025
    Total interest expense                                           17,170            18,918           13,813
                                                                     ------            ------           ------
         Net interest income                                         18,436            11,985            9,212

    Provision for losses on loans                                     5,265             2,614              156
    Other income                                                      2,687             5,201              123
    General, administrative and other expense                        10,195            10,092            7,227
                                                                     ------            ------           ------
         Earnings before income taxes                                 5,663             4,480            1,952

    Federal income taxes                                              2,431             2,272              782
                                                                     ------            ------           ------

         Net earnings                                               $ 3,232           $ 2,208          $ 1,170
                                                                     ======            ======           ======

                         PEOPLES COMMUNITY BANCORP, INC.

===============================================================================


NOTE P - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following table summarizes the Corporation's quarterly results for the fiscal years ended September 30, 2002 and 2001. Certain amounts, as previously reported, have been reclassified to conform to the 2002 presentation.

                                                                          Three Months Ended
                                                    December 31,       March 31,     June 30,    September 30,
    2002:                                                        (In thousands, except per share data)
    Total interest income                                 $7,666          $7,973       $8,667           $9,406
    Total interest expense                                 3,707           3,462        3,798            4,631
                                                           -----           -----        -----            -----

    Net interest income                                    3,959           4,511        4,869            4,775
    Provision for losses on loans                          1,057           1,412        1,300            1,496
    Other income                                             284           1,628          291              306
    General, administrative and other expense              2,234           3,074        2,412            2,097
                                                           -----           -----        -----            -----

    Earnings before income taxes                             952           1,653        1,448            1,488
    Federal income taxes                                     367             941          530              554
                                                           -----           -----        -----            -----

    Net earnings                                          $  585          $  712       $  918           $  934
                                                           =====           =====        =====            =====

    Earnings per share
      Basic                                                 $.25            $.29         $.38             $.37
                                                             ===             ===          ===              ===

      Diluted                                               $.25            $.29         $.37             $.36
                                                             ===             ===          ===              ===

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

                         Peoples Community Bancorp, Inc.


                             DIRECTORS AND OFFICERS

===============================================================================


           PEOPLES COMMUNITY BANCORP, INC. AND PEOPLES COMMUNITY BANK

                                    DIRECTORS
Paul E. Hasselbring                                      Thomas J. Noe
Chairman of the Board                                    Treasurer and Executive Vice-President

Jerry D. Williams                                        John E. Rathkamp
President and Chief Executive Officer                    Secretary and Chief Lending Officer

John L. Buchanan                                         Nicholas N. Nelson
President of Buchanan's Power Equipment                  County Advisor, Warren County, Ohio
  Center, Inc.

James R. Van DeGrift                                     Donald L. Hawke
Trustee, Turtlecreek Township, Lebanon,                  Retired
  Ohio


                               EXECUTIVE OFFICERS

Paul E. Hasselbring                                      John E. Rathkamp
Chairman of the Board                                    Secretary and Chief Lending Officer

Jerry D. Williams                                        Dennis J. Slattery
President and Chief Executive Officer                    Chief Operating Officer

Thomas J. Noe                                            Jerry L. Boate
Treasurer and Executive Vice-President                   Director of Human Resources and Marketing

Teresa A. O'Quinn
Chief Financial Officer

                         Peoples Community Bancorp, Inc.


                  BANKING LOCATIONS AND STOCKHOLDER INFORMATION

===============================================================================


                                BANKING LOCATIONS

         Peoples Community Bancorp, Inc. is a Maryland-incorporated thrift holding company conducting business through its wholly-owned subsidiary, Peoples Community Bank. Peoples Community Bank is a federally-chartered, SAIF-insured stock savings bank operating through eleven offices in Hamilton, Warren, and Butler counties in southwest Ohio.
                                   Main Office

                             6100 West Chester Road
                            West Chester, Ohio 45069

                                   Branch Offices
3621 Harrison Avenue              3924 Isabella Avenue                  3663 Ebenezer Road
Cheviot, Ohio  45211             Cincinnati, Ohio  45209              Cincinnati, Ohio 45248

 7522 Hamilton Avenue               11 South Broadway                  1101 Columbus Avenue
Cincinnati, Ohio  45248           Lebanon, Ohio  45036                 Lebanon, Ohio  45036

5797 South State Route 48           125 Miami Avenue                  7711 Montgomery Road  *
  Maineville, Ohio 45039         North Bend, Ohio 45052               Cincinnati, Ohio 45236

                                 3530 Springdale Road  *
                                 Cincinnati, Ohio 45251

*  Represents offices of Kenwood Savings Bank

                                 ANNUAL MEETING

         The Annual Meeting of Stockholders of Peoples Community Bancorp will be held on February 26, 2003, at 10:00 AM Eastern Standard Time, at Peoples Bancorp's main office, 6100 West Chester Road, West Chester, Ohio 45069.

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