Form 10-K, Exhibit 13
period 2005-09-30
PEOPLES COMMUNITY BANCORP INC /MD/
filed 2005-12-29
CIK 1100983

Exhibit 13

PEOPLES COMMUNITY BANCORP, INC.

2005 ANNUAL REPORT

TO STOCKHOLDERS

Dear Stockholders:

On behalf of Peoples Community Bancorp, Inc., I am pleased to present our Annual Report to Stockholders for fiscal year 2005. During fiscal 2005 we continued to grow and expand our franchise consistent with our previously stated plans and goals.  As a result of acquisitions and internal growth, the Bank has grown significantly from $416.0 million in total assets as of September 30, 2001 to $1.0 billion in total assets as of September 30, 2005, with $612.2 million in total deposits and $86.7 million in stockholders’ equity.

Fiscal year 2005 continued the Bank’s transition from a relatively small thrift into a larger independent regional community bank.  The Bank has experienced continued costs associated with this transformation.  In fiscal 2005, net earnings decreased $13,000, compared to fiscal year 2004.  The decrease in earnings resulted primarily from the increase in general, administrative and other expenses, of which $722,000 was primarily due to an increase in employee compensation and benefits.  This increase was due to a significant expansion in staffing levels, as well as the enhancement of our senior management team to support growth in the overall infrastructure of the Bank.  In addition, fifteen full-time experienced employees were obtained in conjunction with the acquisition of American State Corporation and its subsidiary American State Bank in June of 2005. Also, on December 16, 2005 the Bank acquired PFS Bancrop, Inc. and its wholly owned subsidiary Peoples Federal Savings Bank of Aurora, Indiana adding an additional eighteen full-time employees and three office locations in the Southeast Indiana market place. In conjunction with the American State Bank acquisition, we are anticipating the consolidation of two of the branches in the area to improve efficiencies.  The foregoing increases in expenses were partially offset by a $1.2 million increase in net interest income in fiscal 2005 compared to 2004, fueled by continued strong loan originations, despite the continued low interest rate environment.

We continued to experience asset growth with an increase of $117.5 million, or 13.2% from September 30, 2004.  This growth was primarily driven by an increase in loans of $105.2 million or 17.6% of which the American State Bank acquisition accounted for $38.4 million.  We have continued to diversify our balance sheet with a loan portfolio of multi-family residential loans, nonresidential real estate loans, construction loans and unsecured commercial loans.  These loans inherently have a higher degree of risk than traditional one-to-four family lending and, as a result, the allowance for loan losses was increased by $2.7 million to a total of $13.7 million during the year.  The allowance for loan losses represented 1.72% of total loans and 70.7% of nonperforming loans at September 30, 2005, compared to 1.64% and 182.9%, at September 30, 2004, respectively.  Although the provision for loan losses remained the same for the twelve month period ended September 30, 2005 compared to the same period in 2004, the Bank continues to make substantial provisions to the allowance for loan losses due to the increase in the overall loan portfolio, in addition to elevated levels of classified assets and charge-offs.

Deposits have increased from $233.1 million at September 30, 2001 to $612.2 million at September 30, 2005.  The Company continues to place an emphasis on deposit generation through additional branch locations and competitive market pricing.  Two new offices locations are under contract in Liberty Township in Butler County, Ohio and construction of one will be complete and ready to open by the end of February 2006.

During fiscal 2005, we successfully completed a private stock offering generating $10.3 million in net proceeds.  We were very pleased with the participation by our shareholders and the interest generated from the general public.  The net proceeds from the offering, as well as continued earnings from operations, will facilitate our growth strategy and provide further financial flexibility.

As we look forward to 2006, we have entered into a definitive agreement to purchase Mercantile Savings Bank located in Kenwood, Ohio with total assets at September 30, 2005 of $54.4 million and deposits of $44.7 million.  We consider this as a strategic enhancement to our branch network.  Subject to regulatory approval, we anticipate this transaction will close by the end of June 2006.  Also, in preparation for 2006 we have taken what we think are appropriate measures in adjustments to our balance sheet to deal with the increasing interest rate environment and challenging credit environment in which we find ourselves.

Over the past six years, we have structured our Bank to take advantage of the opportunities presented by our increasing market presence in the growth areas of the Tri-state region, and the potential for an increasing rate environment. Since our inception as a public company, we have endeavored to transform this Bank from a small thrift to a regional community bank.  After many years of hard work and developing a solid foundation for the Bank, it is with great anticipation that we look to 2006 and the future to realize the results of our efforts through increased earnings. We will continue to provide superior products and services to our customers, which ultimately will enhance shareholder value.  On behalf of the Directors and Staff, we thank you for your continued support.

Sincerely,
/s/ Jerry D. Williams
Jerry D. Williams
President

Peoples Community Bancorp, Inc.

BUSINESS OF PEOPLES COMMUNITY BANCORP, INC.

Peoples Community Bancorp, Inc., a Maryland corporation (“Peoples Bancorp” or the “Company”), is a bank holding company which owns all of the outstanding common shares of Peoples Community Bank (“Peoples Bank” or the “Bank”), a federally chartered savings bank.

The Company was formed in December 1999 in connection with the mutual to stock conversion of the Bank, and the sale of 1,190,000 shares of common stock to depositors and members of the community.  The Bank conducts its business from sixteen full service offices in Hamilton, Warren and Butler counties in Southwest Ohio and Dearborn County in Southeast Indiana.  The Bank’s business is conducted through an aggressive marketing and selling effort of its lending products and services to the communities in its market area and through the continued development of innovative lending programs that give Peoples Bank a competitive advantage.  The Bank offers a wide variety of loan products, including single and multi-family residential loans, nonresidential real estate and land loans and construction loans.  In addition, the Bank invests in securities.  The funds for the Bank’s lending and investment activities are primarily provided by deposits and borrowings.  At September 30, 2005, the Company had $1.0 billion in total assets, $612.2 million in deposits, $273.6 million in borrowings (excluding subordinated debentures) and $86.7 million of stockholders’ equity.  The Company’s principal executive office is located at 6100 West Chester Road, P.O. Box 1130, West Chester, Ohio 45071-1130.  The Company’s telephone number is (513) 870-3530.

As a result of acquisitions and internal growth, the Company has grown significantly from $416.0 million in total assets as of September 30, 2001 to $1.0 billion in total assets as of September 30, 2005.  Between the completion of the initial public offering in March 2000 and September 30, 2005, the Company acquired four financial institutions with aggregate total assets as of the time of acquisition of $304.3 million.  In addition, in September 2003, the Company purchased $32.8 million in loans and assumed $55.6 million in deposits in connection with the acquisition of two branch offices from another financial institution.  The Company has supplemented this growth from acquisitions with loan generation secured primarily by real estate in its market area.  Loan originations increased from $241.1 million in fiscal 2001, $261.6 million in fiscal 2002, $278.6 million in fiscal 2003, and $289.5 million in fiscal 2004 to $337.0 million in fiscal 2005.  Loans receivable, net increased from $377.7 million at September 30, 2001 to $704.7 million at September 30, 2005.    In addition, since September 30, 2000, the Company has expanded its franchise through the opening of five full service branch offices. These new branch offices, as well as acquired branch offices, have expanded the Company’s market presence and facilitated its loan production growth.  The Company’s loan growth has been funded in part by deposits.  The Company has placed an emphasis on deposit generation both internally and through whole bank and branch acquisitions.  Deposits have increased from $233.1 million at September 30, 2001 to $612.2 million at September 30, 2005.

The Company completed the acquisition of PFS Bancorp, Inc, the parent company of Peoples Federal Savings Bank on December 16, 2005.  This acquisition continues the expansion of the Company in Southeast Indiana and is accounted for using the purchase method of accounting.

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

Peoples Community Bancorp, Inc.

MARKET PRICE OF PEOPLES COMMUNITY BANCORP COMMON SHARES
AND RELATED STOCKHOLDER MATTERS

Peoples Bancorp is subject to regulation, supervision and examination by the Federal Reserve Bank of Cleveland.  Peoples Bank is subject to regulation, supervision and examination by the Office of Thrift Supervision (the “OTS”) as its primary federal regulator and the Federal Deposit Insurance Corporation (the “FDIC”), which administers the Savings Association Insurance Fund and the Bank Insurance Fund.  The FDIC insures deposits in Peoples Bank up to applicable limits.

Peoples Bancorp’s common shares have been listed on the Nasdaq National Market (“Nasdaq”) since March 29, 2000, under the symbol “PCBI.”  Presented below are the high and low trading prices for Peoples Bancorp’s common shares for the three years ended September 30, 2005.  Such prices do not include retail financial markups, markdowns or commissions.  Information relating to prices has been obtained from Nasdaq.  In addition, Peoples Bancorp initiated a quarterly cash dividend of $.15 per share effective with the quarter ended June 30, 2004.  Peoples Bancorp did not pay any dividends in fiscal 2003.

Fiscal 2005	High	Low	Dividends

Quarter ended:
September 30, 2005	$22.27	$19.80	$.15
June 30, 2005	24.10	18.77	.15
March 31, 2005	24.18	22.57	.15
December 31, 2004	24.00	22.08	.15

Fiscal 2004	High	Low	Dividends

Quarter ended:
September 30, 2004	$24.35	$22.10	$.15
June 30, 2004	24.50	19.90	.15
March 31, 2004	24.31	19.83	—
December 31, 2003	24.50	20.44	—

Fiscal 2003	High	Low	Dividends

Quarter ended:
September 30, 2003	$24.24	$21.50	$—
June 30, 2003	25.25	20.51	—
March 31, 2003	22.90	20.88	—
December 31, 2002	23.50	20.95	—

As of December 27, 2005, Peoples Bancorp had 4,424,449 common shares outstanding held of record by approximately 1,178 stockholders.  The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or “street” name through brokerage firms or others.

Peoples Community Bancorp, Inc.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information, including the Consolidated Financial Statements and related notes, appearing elsewhere herein.

Selected Consolidated Financial	At September 30,
Condition Data: (1)	2005	2004	2003	2002	2001
	(In thousands)

Total assets	$1,006,654	$889,121	$738,683	$581,632	$415,970
Cash and cash equivalents	17,061	14,430	10,244	26,637	14,595
Investment securities available for sale	7,650	1,069	2,156	1,231	1,364
Mortgage-backed securities available for sale	199,716	228,085	133,828	18,763	—
Loans receivable, net	704,714	599,466	554,351	504,012	377,727
Deposits	612,199	472,436	455,900	369,080	233,063
Advances from the Federal Home Loan Bank and other borrowed money	301,920	324,500	232,400	165,450	140,000
Stockholders’ equity (2)	86,700	75,775	46,699	42,990	38,778

Selected Consolidated Operating	Year Ended September 30,
Data: (1)	2005	2004	2003	2002	2001
	(In thousands, except per share data)

Interest income	$47,748	$40,171	$37,169	$33,712	$25,897
Interest expense	26,204	19,813	18,072	15,598	15,543
Net interest income	21,544	20,358	19,097	18,114	10,354

Provision for losses on loans	3,600	3,600	4,198	5,265	2,449
Net interest income after provision for losses on loans	17,944	16,758	14,899	12,849	7,905
Other income	2,114	1,181	1,251	2,509	4,847
General, administrative and other expense	15,827	13,750	10,504	9,817	8,124

Earnings before income taxes	4,231	4,189	5,646	5,541	4,628
Federal income taxes	1,375	1,320	1,922	2,392	2,304
Net earnings	$2,856	$2,869	$3,724	$3,149	$2,324

Earnings per share
Basic	$0.73	$0.92	$1.51	$1.29	$1.08
Diluted	$0.72	$0.91	$1.48	$1.27	$1.08

(See footnotes on next page)

	At or for the year ended September 30,
Key Operating Ratios: (1)	2005	2004	2003	2002	2001

Performance Ratios: (1)
Return on average assets	.30%	.34%	.59%	.67%	.65%
Return on average equity	3.65	4.97	8.28	8.09	6.46
Average interest-earning assets to average interest-bearing liabilities	106.63	104.82	105.83	107.27	110.13
Interest rate spread (2)	2.25	2.40	2.96	3.74	2.57
Net interest margin (2)	2.45	2.52	3.13	3.99	3.03
General, administrative and other expense to average assets	1.69	1.61	1.65	2.07	2.26

Asset Quality Ratios:
Nonperforming assets to total assets at end of period (3)	2.07%	.71%	1.16%	1.30%	.19%
Allowance for loan losses to nonperforming loans at end of period	66.32	182.87	134.15	102.19	467.69
Allowance for loan losses to total loans at end of period	1.72	1.64	1.57	1.37	.87

Capital and Other Ratios:
Average stockholders’ equity to average assets	8.35%	6.77%	7.07%	8.22%	10.00%
Tangible stockholders’ equity to tangible assets	9.75	8.38	7.51	8.75	8.60
Tier 1 capital to risk-weighted assets	14.29	13.79	11.94	13.69	14.01

(1)                                  All ratios are based on average monthly balances during the respective periods prior to fiscal year ended September 2004.  With respect to the fiscal year ended September 30, 2004 and 2005, all ratios are based on average daily balances.

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

Peoples Community Bancorp, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

General

Peoples Bancorp’s profitability depends primarily on net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities, investment securities and interest-earning deposits in other financial institutions, and interest expense, principally on interest-bearing deposits and borrowings from the Federal Home Loan Bank.  Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing.  Peoples Bancorp’s profitability also depends, to a lesser extent, on the level of other income, the provision for losses on loans, general, administrative and other expenses and federal income taxes.

Peoples Bancorp’s operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond management’s control.

During the period between September 30, 2003 and September 30, 2005, total assets increased $268.0 million or 36.3% from $738.7 million to $1.0 billion.  Peoples Bancorp’s growth has been funded primarily by deposits and supplemented by borrowings from the Federal Home Loan Bank.   Net income for fiscal 2005, 2004, and 2003 amounted to $2.9 million, $2.9 million, and $3.7 million, respectively.  Net income for fiscal 2005 remained consistent with fiscal 2004 as Peoples Bancorp continues to pursue its growth and expansion goals.

Critical Accounting Policies

The “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as disclosures found elsewhere in this annual report, are based upon the Company’s consolidated financial statements, which are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).  The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.  Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements.  These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information, including third parties or available prices,  sensitivity of the estimates to changes in economic conditions, and whether alternative accounting methods may be utilized under US GAAP.

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

The test involves assigning tangible assets and liabilities, identified intangible assets and goodwill of the Bank (which is the Company’s reporting unit as defined under SFAS No. 142) and comparing the fair value of this reporting unit to its carrying value including goodwill.  The value is determined assuming a freely negotiated transaction between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.  The third party selected by management utilizes the following common approaches to valuing business combination transactions involving financial institutions to derive the fair value of the reporting unit:  (1) the comparable transactions approach which is specifically based on earnings, book value, assets and deposit premium multiples received in recent sales of comparable bank franchises; and (2) the discounted cash flow approach.  The application of the valuation techniques takes into account the reporting unit’s operating history, the current market environment and future prospects.  As of the most recent evaluation, the only reporting unit carrying goodwill is the Bank.

If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and no second step is required.  If the fair value does not exceed the carrying amount, a second test is required to measure the amount of goodwill impairment.  The second test of the overall goodwill impairment compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill.  The impairment loss shall equal the excess of carrying value over fair value.  Any impairment loss would require an immediate charge to earnings.

After each testing period, the third party compiles a summary of the test that is then provided to the audit committee for review.

Forward-Looking Statements Are Subject to Change

Certain statements are made in this document as to what management expects may happen in the future.  These statements usually contain the words “believe,” “estimate,” “project,” “expect,” “anticipate,” “intend” or similar expressions.  Because these statements look to the future, they are based on management’s current expectations and beliefs.  Actual results or events may differ materially from those reflected in the forward-looking statements.  Management’s current expectations and beliefs as to future events are subject to change at any time, and no assurances can be provided that the future events will actually occur.  All forward-looking statements in this document are based on information available to us on the date this document is filed.  We do not intend to, and assume no responsibility for, updating any forward-looking statements that may be made by us or on our behalf in this document or otherwise.

Peoples Community Bancorp, Inc.

AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Average balances for fiscal year end September 30, 2004 and 2005 are based on daily balances. For fiscal year end September 30, 2003, average balances are based on monthly balances.  Management does not believe that the monthly averages differ significantly from the daily average balances.

	Year ended September 30,
	2005			2004			2003
	Average	Interest		Average	Interest		Average	Interest
	outstanding	earned/	Yield/	outstanding	earned/	Yield/	outstanding	earned/	Yield/
	balance	paid	rate	balance	paid	rate	balance	paid	rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$655,256	$41,628	6.35%	$588,251	$34,712	5.90%	$520,647	$34,952	6.71%
Mortgage-backed securities	204,500	5,292	2.59	203,638	4,908	2.41	62,688	1,568	2.50
Investment securities (2)	13,992	664	4.75	12,509	480	3.84	12,079	479	3.97
Interest-earning deposits	5,327	164	3.08	4,175	71	1.70	15,089	170	1.13

Total interest-earning assets	879,075	47,748	5.43	808,573	40,171	4.97	610,503	37,169	6.09

Non-interest-earning assets	57,477			43,683			25,514

Total assets	$936,552			$852,256			$636,017

Interest-bearing liabilities:
Savings and checking accounts	$190,901	4,250	2.23	$151,613	2,790	1.84	$135,640	2,666	1.97
Money market deposit accounts	25,019	306	1.22	33,482	407	1.22	30,653	604	1.97
Certificates of deposit	295,636	10,671	3.61	273,428	8,275	3.03	223,390	7,990	3.58
FHLB advances and other borrowings	296,527	9,934	3.35	300,324	7,702	2.56	174,677	6,263	3.59
Subordinated debentures	16,299	1,043	6.40	12,566	639	5.09	12,500	549	4.39

Total interest-bearing liabilities	824,382	26,204	3.18	771,413	19,813	2.57	576,860	18,072	3.13

Non-interest-bearing liabilities	33,933			23,107			14,202

Total liabilities	858,315			794,520			591,062

Stockholders’ equity	78,237			57,736			44,955

Total liabilities and stockholders’ equity	$936,552			$852,256			$636,017

Net interest income		$21,544			$20,358			$19,097

Interest rate spread			2.25%			2.40%			2.96%

Net interest margin (3)			2.45%			2.52%			3.13%

Average interest-earning assets to average interest-bearing liabilities			106.63%			104.82%			105.83%

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

	Year ended September 30,
	2005 vs. 2004			2004 vs. 2003
	Increase			Increase
	(decrease)			(decrease)
	due to			due to
	Rate	Volume	Total	Rate	Volume	Total
	(In thousands)
Interest-earning assets:
Loans receivable	$2,816	$4,100	$6,916	$(4,480)	$4,240	$(240)
Mortgage-backed securities	363	21	384	(56)	3,396	3,340
Investment securities (1)	123	61	184	(16)	17	1
Interest-earning deposits	69	24	93	61	(160)	(99)
Total interest-earning assets	3,371	4,206	7,577	(4,491)	7,493	3,002

Interest-bearing liabilities:
Savings and checking accounts	656	804	1,460	(182)	306	124
Money market deposit accounts	—	(101)	(101)	(248)	51	(197)
Certificates of deposit	1,683	713	2,396	(1,340)	1,625	285
FHLB advances and other borrowings	2,328	(96)	2,232	(2,167)	3,606	1,439
Subordinated debentures	(152)	556	404	88	2	90
Total interest-bearing liabilities	4,515	1,876	6,391	(3,849)	5,590	1,741

Increase in net interest income	$(1,144)	$2,330	$1,186	$(642)	$1,903	$1,261

(1)                                  Includes Federal Home Loan Bank stock and certificates of deposit at other institutions.

Discussion of Financial Condition Changes from September 30, 2004 to September 30, 2005

At September 30, 2005, Peoples Bancorp’s total assets amounted to $1.0 billion, an increase of $117.5 million, or 13.2%, compared to the $889.1 million total at September 30, 2004.  The increase in assets was comprised primarily of a $105.2 million increase in loans receivable and $15.0 million of bank-owned life insurance purchased in 2005. The increase in assets was funded by growth in deposits of $139.8 million, and proceeds from a private stock offering totaling $10.3 million.

Liquid assets (i.e. cash and interest-bearing deposits) totaled $17.1 million at September 30, 2005, an increase of $2.6 million, or 18.2%, compared to the amount at September 30, 2004.  Investment securities, including U.S. treasury and agency investments, totaled $7.7 million at September 30, 2005, an increase of $6.6 million from September 30, 2004 levels.

Mortgage-backed securities totaled $199.7 million at September 30, 2005, a decrease of $28.4 million, or 12.4%, over the amount at September 30, 2004.  The Company purchased $88.1 million in adjustable rate mortgage-backed securities during fiscal 2005 as a tool to manage interest rate risk, as well as to provide interest income with minimal credit risk, due to the implicit guarantee of government sponsored agencies.  During fiscal 2005, the Company sold $41.9 million of mortgage-backed securities to take advantage of strong market prices, and recorded principal repayments on mortgage-backed securities totaled $76.5 million.  The proceeds from the sale and repayment of mortgage-backed securities were generally used to purchase additional mortgage-backed securities and fund loan originations during the period.

Loans receivable totaled $704.7 million at September 30, 2005, an increase of $105.2 million, or 17.6%, over September 30, 2004 levels. Loan disbursements amounted to $337.0 million during fiscal 2005, which were partially offset by principal repayments of $263.6 million and loans and participations sold totaling $1.1 million.  The overall growth in the loan portfolio during the year was comprised primarily of $61.3 million in loans secured by residential real estate, $49.7 million in loans secured by nonresidential real estate and land, and $10.7 million in commercial and consumer loans.  Over the past four fiscal years, the Bank has placed an increasing emphasis on multi-family residential loans, nonresidential real estate and land loans, construction loans, unsecured commercial loans and consumer loans.  As a result, as a percentage of the total loan portfolio, single-family residential loans have decreased from 57.8% at September 30, 2001 to 31.8% at September 30, 2005, while multi-family residential loans, nonresidential real estate and land loans, construction loans, commercial loans and consumer loans have increased during the same time period from 8.7% to 15.5%, 15.7% to 16.7%, 15.0% to 27.8%, 2.3% to 5.4% and 0.5% to 2.8%, respectively.  Nonresidential real estate lending and unsecured commercial lending are generally considered to involve a higher degree of risk than residential real estate lending due to the relatively larger loan amounts and the effect of general economic conditions on the successful operation of the related business and/or income-producing properties.  Peoples Bank has endeavored to reduce such risk by evaluating the credit history and past performance of the borrower, the location of the real estate, the quality of the borrowers’ management, the debt service ratio, the quality and characteristics of the income stream generated by the business or the property and appraisals supporting the property’s valuation, as applicable.

The allowance for loan losses totaled $13.7 million at September 30, 2005, an increase of $2.7 million, or 24.2%, compared to the allowance at September 30, 2004.  Loans charged-off amounted to $1.1 million during fiscal 2005 and $3.6 million was added through the provision for losses on loans, due primarily to the overall growth in the loan portfolio from September 30, 2004, and the changes in the composition of the loan portfolio and the level of charge-offs and nonperforming loans.

The allowance for loan losses represented 1.72% and 1.64% of total loans at September 30, 2005 and 2004, respectively.  The allowance for loan losses represented 70.7% and 182.9% of nonperforming loans at September 30, 2005 and 2004, respectively.  Nonperforming assets totaled $20.9 million and $6.3 million at September 30, 2005 and 2004, respectively.  Nonperforming assets at September 30, 2005 consisted of $6.7 million of loans secured by single-family residential real estate, $2.3 million of loans secured by multi-family residential real estate, $3.8 million of loans secured by nonresidential real estate and land, $2.6 million in construction loans, $4.0 million of commercial and consumer loans, $1.3 million of loans 90 days or more past due and still accruing, and $207,000 in foreclosed real estate. The Bank’s management continues to aggressively pursue the collection and resolution of all delinquent loans.  In addition, approximately $2.8 million of non-performing loans were obtained in the acquisition of American State Bank in June 2005. The increase in nonperforming loans was due in large part to loan concentrations in a small number of borrowers, primarily with respect to single-family investment properties and unsecured commercial loans.  These borrowers have experienced financial difficulties due to a decline in the local real estate market and the volume of their respective inventories.

Non-accrual loans secured by single-family residential real estate consist of $2.4 million in owner-occupied residences with an average balance of $103,000, and $4.3 million in non-owner occupied residential real estate, with an average balance of $81,000.   Five borrowers represent $3.2 million of the non-owner occupied single-family residential non-accrual loans, with the largest borrower owing $1.4 million.

Nonresidential real estate secured non-accrual loans total $3.8 million at September 30, 2005.  The average balance of these ten loans is $374,000.  The largest loan of $1.6 million was paid in full in November 2005.  Non-accrual construction loans totaled $2.5 million at September 30, 2005 with the largest loan balance of $1.6 million being secured by multi-family residential real estate.  Commercial and consumer non-accrual loans totaled $4.0 million.  Approximately $2.4 million of these loans are unsecured, with an average balance of $124,000.

Approximately $4.8 million of the non-performing loans consist of a series of unsecured and real estate secured loans made to a small group of real estate investors who are in the process of liquidating their assets.

Management has considered these loan concentrations as a part of its overall evaluation of the adequacy of the Bank’s allowance for loan losses.  Although management believes that its allowance for loan losses at September 30, 2005 was appropriate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which would adversely affect the Bank’s results of operations.

Deposits totaled $612.2 million at September 30, 2005, an increase of $139.8 million, or 29.6%, over the total at September 30, 2004.  Total demand, transaction and savings deposits increased by $39.0 million to $250.6 million at September 30, 2005,  while total certificates of deposit increased by $100.8 million to $361.6 million at September 30, 2005.  A total of $58.0 million in deposits were obtained in the acquisition of American State Bancorp, Inc. in June 2005.  The additional increase in deposits was primarily attributable to management’s efforts to maintain deposit growth through competitive pricing strategies on all deposit products, which included advertised special rates on certificates of deposit.  Proceeds from deposit growth were generally used to fund new loan originations, to purchase mortgage-backed securities and to repay advances from the Federal Home Loan Bank.

Advances from the Federal Home Loan Bank and other borrowings totaled $301.9 million at September 30, 2005, a decrease of $35.5 million, or 10.5%, compared to September 30, 2004 totals.  In June 2005, a wholly owned trust of the Company issued $15.0 million of subordinated debentures.  The net proceeds were used for general corporate purposes.  Also during the fiscal year, the Bank experienced a net reduction of $54.0 million in overnight advances from the Federal Home Loan Bank.  The overnight advances are repriced daily and are utilized to handle the daily cash flow of the Bank.

Stockholders’ equity totaled $86.7 million at September 30, 2005, an increase of $10.9 million, or 14.4%, over the amount at September 30, 2004.  The increase resulted primarily from $10.3 million in proceeds received for 500,000 shares of common stock sold in connection with the Company’s private stock offering completed in August 2005, net earnings of $2.9 million, the amortization effects of the stock benefit plans totaling $797,000 and a $219,000 decrease in net unrealized losses on available for sale securities which were partially offset by dividends paid on common stock totaling $2.4 million and shares acquired for the Employee Stock Ownership Plan totaling $962,000.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2005 and 2004

General

The inclusion of the accounts of American State Bank, which the Company acquired in June 2005, in a transaction accounted for using the purchase method of accounting, contributed to the increases in the level of income and expense during the fiscal year ended September 30, 2005, compared to fiscal 2004.  In accordance with the purchase method of accounting, the consolidated statement of earnings for the fiscal year ended September 30, 2004 was not restated for the acquisition.

Peoples Bancorp recorded net earnings of $2.9 million for both fiscal years ended September 30, 2005 and September 30, 2004.  Net interest income increased by $1.2 million, or 5.8% to $21.6 million and total other income increased by $933,000, or 79.0% to $2.1 million for the fiscal year ended September 30, 2005 as compared to the fiscal year ended September 30, 2004.  These increases in income were substantially offset by an increase of $2.1 million, or 15.1%, to $15.8 million in general, administrative and other expenses for the fiscal year ended September 30, 2005.

Net Interest Income

Total interest income amounted to $47.7 million for the fiscal year ended September 30, 2005, a $7.6 million, or 18.9%, increase over fiscal 2004.  The increase was due to a $70.5 million, or 8.7%, increase in average interest-earning assets, coupled with a 46 basis point increase in the average yield year to year.

Interest income on loans totaled $41.6 million for the fiscal year ended September 30, 2005, an increase of $6.9 million, or 19.9%, from fiscal 2004.  This increase was primarily due to a $67.0 million, or 11.4%, increase in the average portfolio balance outstanding year to year, coupled with a 45 basis point increase in the weighted-average yield, to 6.35% for fiscal 2005. The increase in the average balance was due to continued strong loan origination activity, particularly with respect to single-family residential loans and nonresidential real estate and land loans.  The increase in the Bank’s yield on its loan portfolio was due primarily to an increase in market interest rates. Interest income on mortgage-backed securities totaled $5.3 million for fiscal 2005, an increase of $384,000, or 7.8%, over fiscal 2004, due to a $862,000, or 0.4%, increase in the average balance outstanding year to year and an 18 basis point increase in the weighted-average yield.  Interest income on investment securities and interest-bearing deposits and other totaled $828,000, an increase of $277,000, or 50.3%, due primarily to a $2.6 million, or 15.8%, increase in the average balance of the related assets, in conjunction with a 99 basis point increase in the weighted-average yield year to year.

Interest expense on deposits totaled $15.2 million for the fiscal year ended September 30, 2005, an increase of $3.8 million, or 32.7%, over the $11.5 million recorded in fiscal 2004.  The increase was due primarily to a $53.0 million, or 11.6%, increase in the average balance of deposits outstanding year to year, coupled with increase in the weighted-average cost of deposits of 48 basis points, to 2.98% for fiscal 2005.  Certificates of deposits increased by $22.2 million in average balance outstanding year to year, with a 58 basis point increase in the average rate.  The increase in the average cost of deposits was primarily due to the increase in market interest rates, as well as advertised special rates on certificates of deposits throughout the year.

Interest expense on borrowings totaled $11.0 million for fiscal 2005, an increase of $2.6 million, or 31.6%, compared to fiscal 2004, due primarily to 84 basis point increase in the average cost of borrowings, to 3.51% for fiscal 2005, partially offset with a $64,000 decrease in the average balance of borrowings outstanding.  The increase in the average cost resulted primarily from the increase in interest rates on overnight adjustable-rate advances from the Federal Home Loan Bank, which the Bank utilizes primarily to manage the daily cash flow.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $1.2 million, or 5.8%, during the fiscal year ended September 30, 2005, compared to fiscal 2004.  The interest rate spread amounted to 2.25% for fiscal 2005 compared to 2.40% for fiscal 2004.  The net interest margin totaled 2.45% and 2.52% for the fiscal years ended September 30, 2005 and 2004, respectively.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank’s market area, and other factors related to the collectibility of the Bank’s loan portfolio.  After considering the above factors, management recorded a provision for losses on loans totaling $3.6 million for both fiscal years ended September 30, 2005 and 2004.  The provision recorded during the fiscal 2005 period was predicated primarily upon the $120.9 million, or 18.0%, of growth in the gross loan portfolio, as well as the increase in loans secured by multi-family and nonresidential real estate, the origination of approximately $35.8 million in unsecured commercial lines of credit during fiscal 2005 and the increase in the level of nonperforming loans year to year.  Multi-family loans, nonresidential real estate loans and unsecured commercial lines of credit are generally considered to involve a higher degree of risk than one-to-four family residential lending.  There can be no assurance that the allowance for loan losses will be sufficient to cover losses on nonperforming loans in the future.

Other Income

Other income totaled $2.1 million for the fiscal year ended September 30, 2005, an increase of $933,000, or 79.0%, compared to fiscal 2004.  The increase was due primarily to a $722,000 increase in gain on the sale of mortgage-backed and investment securities, a $419,000, or 53.0%, increase in other operating income, and $158,000 in income from bank-owned life insurance, which was partially offset by a $336,000 decrease in gain on sale of branch premises, deposits and loans.  The increase in other operating income resulted primarily from $95,000 undistributed earnings in Columbia Bancorp, Inc. and increases in fees related to the growth of loan and deposit transactions from year to year.

General, Administrative and Other Expense

General, administrative and other expense totaled $15.8 million for the fiscal year ended September 30, 2005, an increase of $2.1 million, or 15.1%, compared to fiscal 2004.  This increase resulted primarily from a $722,000, or 9.6%, increase in employee compensation and benefits, a $550,000, or 27.1%, increase in occupancy and equipment expense, a $168,000, or 23.8%, increase in franchise tax, and a $778,000, or 31.8%, increase in other operating expense, offset by a $141,000, or 13.3%, decrease in data processing expense.

The Bank employed approximately 169 and 142 full-time employees as of September 30, 2005 and 2004, respectively. Fifteen full-time employees were added in conjunction with the acquisition of American State Corporation in June, 2005. The increase in employee compensation and benefits was also due to the increase in staffing levels to support growth in the overall infrastructure of the Company, as well as normal merit increases and increases in other employee benefit costs.

The increase in occupancy and equipment expense primarily reflects increased depreciation and maintenance costs associated with the Company’s new branch offices, including the three offices in Southeast Indiana acquired with the purchase of American State Corporation in June 2005.  The increase in franchise taxes reflects the continued growth of the equity in the Bank.  The increase in other operating expense was due primarily to an increase in costs related to maintaining real estate acquired through foreclosure, an increase in costs for compliance with the Sarbanes Oxley Act, and an increase in other operating costs associated with the Company’s overall growth year to year. The decrease in data processing expenses was due to nonrecurring costs of approximately $640,000 incurred in fiscal year 2004 directly associated with a full data conversion to a new core processor in June 2004.

Federal Income Taxes

Peoples Bancorp recorded a tax provision totaling $1.4 million for the fiscal year ended September 30, 2005, compared to a provision of $1.3 million for fiscal 2004.  The effective tax rates were 32.4% and 31.5% for the fiscal years ended September 30, 2005 and 2004, respectively.

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

The increase in occupancy and equipment expense primarily reflects increased depreciation and maintenance costs associated with the Company’s new branch offices.  Two new offices replacing existing branch buildings were opened in the third and fourth quarter of fiscal 2003.  These projects reflect the effects of the Company’s ongoing commitment to expand its branch office network through acquisition and construction of new branch facilities.  The increase in data processing reflects continued growth in loan and deposit accounts, as well as expenses related to the conversion of systems for the accounts acquired from Ameriana and the overall costs associated with a full data conversion to a new core processor in June 2004.  Nonrecurring costs associated with these conversions totals approximately $630,000, with $150,000 of these costs to be incurred during the first quarter of fiscal 2005.  The increase in franchise taxes reflects the continued growth and profitability of the Company.  The increase in other operating expense was due primarily to an increase in costs related to maintaining real estate acquired through foreclosure, and an increase in other operating costs associated with the Company’s overall growth year to year.

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

Exposure to Changes in Interest Rates

Peoples Bancorp’s ability to maintain net interest income depends upon its ability to earn a higher yield on interest-earning assets than the rates paid on deposits and borrowings.  Peoples Bank’s ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest fluctuate.  Historically long-term, fixed-rate mortgage loans made up a significant portion of Peoples Bank’s interest-earning assets.  A predominance of long-term fixed rate loans would make Peoples Bank particularly susceptible to the risk of changing interest rates, particularly in a rising rate environment.  However, during fiscal 2000, Peoples Bank began to emphasize the origination of adjustable-rate mortgage (“ARM”) loans and shorter-term loans such as non-residential real estate loans, construction loans, commercial loans and consumer loans, in an effort to improve its interest rate risk position.  As a result, at September 30, 2005, approximately $241.0 million, or 34.2%, of the Company’s loan portfolio consisted of loans with fixed rates of interest and approximately $463.7 million, or 65.8%, had adjustable rates of interest.  In addition, during fiscal year 2005, management purchased $88.7 million in adjustable-rate mortgage-backed securities as a tool to manage liquidity and interest rate risk, as well as to provide interest income with minimal credit risk, due to the implicit guarantee of government sponsored agencies.  Further, nonresidential real-estate and land loans, construction loans, commercial loans and consumer loans totaled $419.0 million or 52.8% of the total loan portfolio at September 30, 2005 compared to $140.5 million or 33.5% of the total loan portfolio at September 30, 2001.  These loans typically have higher rates and/or shorter terms to maturity compared to single-family residential mortgage loans.

Quantitative Analysis

The OTS provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity.  Management reviews the quarterly reports from the OTS that show the impact of changing interest rates on net portfolio value.  Net portfolio value (“NPV”) is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts.  The application of the methodology attempts to quantify interest rate risk and the change in NPV which would result from a theoretical 100, 200 and 300 basis point increase in market interest rates and a theoretical 100 and 200 basis point decrease in market interest rates.

The following tables present Peoples Bank’s net portfolio value as of September 30, 2005 and 2004, as calculated by the OTS, based on information provided to the OTS by Peoples Bank.

September 30, 2005
						Change in
Change in					Net Portfolio	Net Portfolio
Interest Rates					Value as a % of	Value as a % of
In Basis Points			Net Portfolio		Portfolio Value	Portfolio Value
(Rate Shock)		Amount	Value $ Change	% Change	of Assets	of Assets
		(Dollars in thousands)

300	bp	$112,415	$(3,045)	(3)%	11.41%	(1	)bp
200		114,090	(1,371)	(1)	11.48	6
100		115,121	(340)	0	11.49	6
0		115,461	—	—	11.43	—
(100)		112,699	(2,762)	(2)	11.08	(35)
(200)		106,454	(9,007)	(8)	10.40	(102)

September 30, 2004
						Change in
Change in					Net Portfolio	Net Portfolio
Interest Rates					Value as a % of	Value as a % of
In Basis Points			Net Portfolio		Portfolio Value	Portfolio Value
(Rate Shock)		Amount	Value $ Change	% Change	of Assets	of Assets
		(Dollars in thousands)

300	bp	$81,064	$(8,030)	(9)%	9.21%	(59	)bp
200		86,333	(2,761)	(3)	9.68	(12)
100		89,396	302	0	9.92	12
0		89,094	—	—	9.80	—
(100)		84,957	(4,137)	(5)	9.29	(51)

As shown by the 2005 table above, a 100 basis point increase in interest rates would result in a slight decrease in Peoples Bank’s net portfolio value based on OTS calculations as of September 30, 2005.  A 200 and 300 basis point increase would result in somewhat larger decreases in net portfolio value.  The 2005 table also indicates a decrease in net portfolio value at a 100 and 200 basis point decrease in interest rates.  The instantaneous shock as indicated in the table is subject to periodic interest rate adjustments and caps as dictated by the underlying notes.

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

The primary sources of funds included deposits, principal and interest repayments on loans and on mortgage-backed securities and borrowings.  The Bank’s first preference is to fund liquidity needs with core deposits, if available, in the marketplace.  Core deposits include noninterest-bearing and interest-bearing retail deposits.  Other funding sources include Federal Home Loan Bank advances.

Liquid assets as of September 30, 2005, included cash and deposits in other financial institutions totaling $17.1 million, in addition to investment securities and mortgage-backed securities available for sale at a total market value of $207.4 million.  These liquid assets as well as the ability to borrow funds, sell loan participations and attract deposits through local pricing or through brokers will allow the Bank to meet its obligations and commitments as indicated in the table below.   Any future excess liquidity generated via operations will be utilized to repay borrowings or purchase investment and mortgage-backed securities.

The following table sets forth information regarding the Bank’s obligations and commitments to make future payments under contract as of September 30, 2005.

	Payments due by period
	Less			More
	than	1-3	3-5	than
	1 year	years	years	5 years	Total
	(In thousands)

Contractual obligations:
Operating lease obligations	$58	$88	$77	$93	$316
Contracts to purchase office premises	—	—	—	—	—
Advances from the Federal Home Loan Bank and other borrowings	119,982	1,500	—	152,087	273,569
Certificates of deposit	167,893	105,354	88,329	—	361,576

Amount of commitments expiring per period
Commitments to originate loans:
Consumer lines of credit	36,776	—	—	—	36,776
Commercial lines of credit	15,414	—	—	—	15,414
One-to-four family and multi-family loans	8,254	—	—	—	8,254
Non-residential real estate and land loans	—	—	—	—	—
Commitments to fund commercial or other:
Letters of credit	8,848	—	—	—	8,848

Total contractual obligations	$357,225	$106,942	$88,406	$152,180	$704,753

Peoples Bank is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 4.0% and 8.0%, respectively.  At September 30, 2005, Peoples Bank exceeded each of the capital requirements with tangible, core and risk-based capital ratios of 9.7%, 9.7% and 14.6%, respectively.

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

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

Report of Registered Independent Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

Peoples Community Bancorp, Inc.

West Chester, Ohio

We have audited the consolidated statement of financial condition of Peoples Community Bancorp, Inc. as of September 30, 2005 and 2004, and the related consolidated statements of earnings, comprehensive income, stockholders’ equity and cash flows for each of the two years in the period ended September 30, 2005.  These consolidated financial statements are the responsibility of the Corporation’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.  The financial statements of Peoples Community Bancorp, Inc. as of any for the year ended September 30, 2003,  were audited by other accountants whose report dated October 30, 2003, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Peoples Community Bancorp, Inc. as of September 30, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the two years in the period ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Cincinnati, Ohio
October 28, 2005, except for Note P as to which the date is November 4, 2005

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

September 30, 2005 and 2004

(In thousands, except share data)

	2005	2004

ASSETS

Cash and due from banks	$10,787	$10,807
Interest-bearing deposits in other financial institutions	6,274	3,623
Cash and cash equivalents	17,061	14,430

Securities designated as available for sale	207,366	229,154
Loans receivable - net	704,714	599,466
Office premises and equipment	23,967	17,816
Real estate acquired through foreclosure	207	301
Federal Home Loan Bank stock	11,871	10,841
Accrued interest receivable	4,774	3,599
Bank-owned life insurance	15,158	—
Prepaid expenses and other assets	5,161	3,320
Goodwill	10,028	6,089
Intangible Assets	1,743	—
Deferred federal income taxes	4,604	4,105

Total assets	$1,006,654	$889,121

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits	$612,199	$472,436
Advances from the Federal Home Loan Bank	273,569	324,500
Subordinated debentures	28,351	12,887
Accrued interest payable	845	228
Other liabilities	4,990	3,295

Total liabilities	919,954	813,346

Commitments and contingent liabilities	—	—

Stockholders’ equity
Common stock - 15,000,000 shares of $.01 par value authorized; 4,424,449 and 3,898,910 shares issued at September 30, 2005 and 2004, respectively	44	39
Additional paid-in capital	62,872	51,901
Retained earnings	25,362	24,891
Shares acquired by stock benefit plan	(1,464)	(723)
Accumulated comprehensive loss	(114)	(333)
Total stockholders’ equity	86,700	75,775

Total liabilities and stockholders’ equity	$1,006,654	$889,121

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended September 30, 2005, 2004 and 2003

(In thousands, except share data)

	2005	2004	2003

Interest income
Loans	$41,628	$34,712	$34,952
Mortgage-backed securities	5,292	4,908	1,568
Investment securities	664	480	479
Interest-bearing deposits and other	164	71	170
Total interest income	47,748	40,171	37,169

Interest expense
Deposits	15,226	11,472	11,260
Borrowings	10,978	8,341	6,812
Total interest expense	26,204	19,813	18,072

Net interest income	21,544	20,358	19,097

Provision for losses on loans	3,600	3,600	4,198

Net interest income after provision for losses on loans	17,944	16,758	14,899

Other income
Gain on sale of investments and mortgage-backed securities	741	19	493
Gain (loss) on sale of branch premises, deposits and loans	(58)	371	148
Income from bank-owned life insurance	158	—	—
Other operating	1,273	791	610
Total other income	2,114	1,181	1,251

General, administrative and other expense
Employee compensation and benefits	8,235	7,513	5,206
Occupancy and equipment	2,579	2,029	1,926
Franchise taxes	873	705	594
Data processing	916	1,057	624
Other operating	3,224	2,446	2,154
Total general, administrative and other expense	15,827	13,750	10,504

Earnings before income taxes	4,231	4,189	5,646

Federal income taxes
Current	1,945	2,265	2,800
Deferred	(570)	(845)	(878)
Total federal income taxes	1,375	1,320	1,922

NET EARNINGS	$2,856	$2,869	$3,724

EARNINGS PER SHARE
Basic	$.73	$.92	$1.51

Diluted	$.72	$.91	$1.48

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended September 30, 2005, 2004 and 2003

(In thousands)

	2005	2004	2003

Net earnings	$2,856	$2,869	$3,724

Other comprehensive income, net of tax:
Unrealized holding gains (losses) on securities during the year, net of tax effects (benefits) of $365, $177, and $(220) in 2005, 2004 and 2003, respectively	708	369	(427)

Reclassification adjustment for realized gains included in earnings, net of tax benefits of $(252), $(6) and $(168) in 2005, 2004 and 2003, respectively	(489)	(13)	(325)

Comprehensive income	$3,075	$3,225	$2,972

Accumulated comprehensive income (loss)	$(114)	$(333)	$(689)

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended September 30, 2005, 2004 and 2003

(In thousands)

					Unrealized
				Shares	gains (losses)
				acquired	on securities
		Additional		by stock	designated
	Common	paid-in	Retained	benefit	as available
	stock	capital	earnings	plan	for sale	Total

Balance at October 1, 2002	$25	$23,931	$19,447	$(476)	$63	42,990

Amortization expense of stock benefit plan	—	391	—	190	—	581
Compensation expense relating to vested stock options	—	149	—	—	—	149
Exercise of stock options	—	7	—	—	—	7
Net earnings for the year ended September 30, 2003	—	—	3,724	—	—	3,724
Unrealized losses on securities designated as available for sale, net of related tax effects	—	—	—	—	(752)	(752)

Balance at September 30, 2003	25	24,478	23,171	(286)	(689)	46,699

Amortization expense of stock benefit plans	—	432	19	263	—	714
Compensation expense relating to vested stock options	—	191	—	—	—	191
Issuance of common shares	14	26,800	—	(700)	—	26,114
Net earnings for the year ended September 30, 2004	—	—	2,869	—	—	2,869
Dividends paid of $.30 per common share	—	—	(1,168)	—	—	(1,168)
Unrealized gains on securities designated as available for sale, net of related tax effects	—	—	—	—	356	356

Balance at September 30, 2004	$39	$51,901	$24,891	$(723)	$(333)	$75,775

Amortization expense of stock benefit plans	—	392	—	221	—	613
Compensation expense relating to vested stock options	—	184	—	—	—	184
Issuance of common shares	5	10,245	—	(962)	—	9,288
Exercise of stock options	—	150	—	—	—	150
Net earnings for the year ended September 30, 2005	—	—	2,856	—	—	2,856
Dividends paid of $.60 per common share	—	—	(2,385)	—	—	(2,385)
Unrealized gains on securities designated as available for sale, net of related tax effects	—	—	—	—	219	219

Balance at September 30, 2005	$44	$62,872	$25,362	$(1,464)	$(114)	$86,700

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended September 30, 2005, 2004 and 2003

(In thousands)

	2005	2004	2003

Cash flows provided by (used in) operating activities:
Net earnings for the year	$2,856	$2,869	$3,724
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Amortization of premiums and discounts on securities	1,768	1,493	1,058
Amortization of deferred loan origination fees & premiums	(1,630)	(730)	(1,574)
Expense of stock benefit plans	797	905	730
Amortization of other intangible assets	116	—	—
Reduction of goodwill associated with sale of loans and deposits	—	—	1,650
Depreciation	1,116	893	879
Provision for losses on loans	3,600	3,600	4,198
Mutual fund dividends	(46)	(51)	(39)
Federal Home Loan Bank stock dividends	(510)	(424)	(414)
Income from bank-owned life insurance	(158)	—	—
Undistributed income from Columbia	(95)	—	—
Gain on sale of securities	(741)	(19)	(493)
(Gain) loss on sale of branch premises and deposits	58	(261)	(148)
Gain on sale of loans	(93)	(110)	—
Deferred income tax	(570)	(845)	(878)
Loss on sale of foreclosed real estate	33	—	—
Proceeds from sale of loans in the secondary market	6,714	10,013	—
Loans originated for sale in the secondary market	(6,543)	(9,903)	—
Increase (decrease) in cash, due to changes in:
Accrued interest receivable	(882)	(1,030)	(87)
Prepaid expenses and other assets	1,150	(1,500)	(1,523)
Accrued interest payable and other liabilities	2,062	(161)	(440)
Net cash provided by operating activities	9,002	4,739	6,643

Cash flows provided by (used in) investing activities:
Purchase of investment in Columbia	(2,524)	—	—
Purchase of bank-owned life insurance	(15,000)	—	—
Purchases of investment securities and mortgage-backed securities	(88,111)	(146,953)	(209,079)
Proceeds from sale of investment securities and mortgage-backed securities designated as available for sale	41,919	1,410	68,389
Principal repayments on mortgage-backed securities	76,510	51,489	23,032
Proceeds from sale of loans and loan participations	1,055	5,003	10,180
Principal repayments on loans	263,580	236,398	247,086
Loan disbursements	(336,967)	(289,465)	(278,573)
Purchase of office premises and equipment	(6,880)	(6,380)	(2,132)
Proceeds from sale of branch premises and deposits	565	988	—
Purchase of Federal Home Loan Bank stock	—	(196)	—
Proceeds from sale of real estate acquired through foreclosure	880	1,071	65
Sale of Federal Home Loan Bank stock	—	—	100
Cash received in branch acquisition transaction-net	—	—	19,730
Cash received in acquisition of American State Corporation - net	8,349	—	—
Net cash used in investing activities	(56,624)	(146,635)	(121,202)

Net cash used in operating and investing activities (balance carried forward)	$(47,622)	$(141,896)	$(114,559)

The accompanying notes are an integral part of these statements.

	2005	2004	2003

Net cash used in operating and investing activities (balance brought forward)	$(47,622)	$(141,896)	$(114,559)

Cash flows provided by (used in) financing activities:
Net increase in deposit accounts	81,768	16,536	31,209
Proceeds from Federal Home Loan Bank advances and other borrowings	213,000	210,800	162,950
Repayment of Federal Home Loan Bank advances and other borrowings	(267,032)	(106,200)	(96,000)
Proceeds from issuance of subordinated debentures	15,464	—	—
Proceeds from issuance of common stock	10,250	26,814	—
Dividends paid on common stock	(2,385)	(1,168)	—
Proceeds from exercise of stock options	150	—	7
Shares acquired by ESOP	(962)	(700)	—
Net cash provided by financing activities	50,253	146,082	98,166

Net increase (decrease) in cash and cash equivalents	2,631	4,186	(16,393)

Cash and cash equivalents at beginning of year	14,430	10,244	26,637

Cash and cash equivalents at end of year	$17,061	$14,430	$10,244

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Federal income taxes	$1,200	$3,500	$4,530

Interest on deposits and borrowings	$25,587	$20,294	$18,206

Supplemental disclosure of noncash investing activities:
Transfers from loans to real estate acquired through foreclosure	$1,854	$513	$2,863

Loans disbursed to facilitate sale of real estate acquired through foreclosure	$1,276	$339	$2,325

Loans disbursed to facilitate sale of real estate	$—	$490	$—

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005, 2004 and 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Peoples Community Bancorp, Inc. (“Peoples” or “the Corporation”) is a federal bank holding company whose activities are primarily limited to holding the stock of Peoples Community Bank (“the Bank”) and a 38% interest in Columbia Bancorp, Inc., an unconsolidated financial institution subsidiary.  Peoples conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer and nonresidential purposes.  Peoples’ profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds).  Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances.  The level of interest rates paid or received by Peoples can be significantly influenced by a number of factors, such as governmental monetary policy, that are outside of management’s control.

The Corporation has entered into a number of acquisitions, divestitures and other material financial transactions during the years covered by these financial statements.

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

On January 14, 2005, Peoples Community Bancorp acquired 69,925 shares of Columbia Bancorp, Inc. (“Columbia”), Cincinnati, Ohio, a privately held bank holding company for an aggregate purchase price of $2.5 million.  These shares represent approximately 38% of Columbia’s issued and outstanding common stock.  At this point, Peoples Community Bancorp, Inc. became a bank holding company.

On May 4, 2005, the Company entered into a definitive agreement and plan of merger whereby the Company will acquire PFS Bancorp, Inc. (“PFS”), the parent company of Peoples Federal Savings Bank (“Peoples Federal”).  Peoples Federal operates three offices in the Southeast Indiana communities of Aurora, Rising Sun, and Vevay, offering a wide range of bank products and services.  Under the terms of the agreement, the Company will pay $23.00 in cash for each of the outstanding common shares of PFS, resulting in aggregate merger consideration of approximately $33.8 million.   The merger was completed on December 16, 2005 and was accounted for using the purchase method of accounting.

On June 10, 2005, the Company acquired American State Corporation, the parent company of American State Bank (“American”) with three branch offices in the Southeast Indiana communities of Lawrenceburg, Aurora and Bright.  The Bank paid $4.79 in cash for each of the 1,469,062 outstanding common shares of American.  American’s outstanding preferred stock was redeemed for cash at par value, totaling $700,000.   The expansion in this Southeast Indiana community further enhances Peoples Community Bank’s ability to increase its market share and scale of operations, as well as expand its distribution network within the greater Cincinnati area.

On August 11, 2005, the Company completed a private placement of 500,000 shares of its common stock with certain institutional investors and directors and officers. The net proceeds of $10.3 million were utilized to supplement the Company’s capital and also will serve as an additional source to fund the Company’s growth strategy and for general corporate purposes.

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

1.  Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Bank, it’s wholly-owned subsidiary.  All significant intercompany items have been eliminated.  In December 2003, FASB issued a revision to FIN 46 to clarify certain provisions that affected the accounting for trust preferred securities.  As a result of the provisions in FIN 46, Peoples Bancorp Capital Trust I was deconsolidated as of June 30, 2004, with the Company accounting for its investment in Peoples Community Bancorp Capital Trust I as an asset, its subordinated debentures as debt, and the interest paid thereon as interest expense.  The Company had previously classified the trust preferred securities as debt, but eliminated its common stock investment. The investment in Peoples Community Bancorp Capital Trust II is accounted for using provisions of FIN 46 as revised by the FASB.

2.  Investment Securities and Mortgage-Backed Securities

The Corporation accounts for investments in debt and equity securities as held-to-maturity, trading, or available for sale.  Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to stockholders’ equity.

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

The Corporation recognizes as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired.  An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to mortgage servicing rights.

The Corporation assesses the impairment of the capitalized mortgage servicing rights based on fair value.  The mortgage servicing rights recorded by Peoples were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate.  Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio.  Earnings were projected from a variety of sources, including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans.  The present value of future earnings is the “economic” value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

The Bank recorded amortization related to mortgage servicing rights totaling $111,000 and $37,000 for the fiscal years ended September 30, 2004 and 2003, respectively.  At September 30, 2003, the fair value and carrying value of the Bank’s mortgage servicing rights totaled approximately $111,000.  No mortgage servicing rights existed at September 30, 2005 or 2004.

4.  Loan Origination Fees

Peoples accounts for loan origination fees received from loans, net of direct origination costs, as deferred items, and amortizes such amounts to interest income using the level-yield method, giving effect to actual loan prepayments.  Loan origination costs are limited to the direct costs of originating a loan, i.e., principally direct personnel costs.  Fees received for loan commitments that are expected to be drawn upon, based on Peoples’ experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method.  Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

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

Peoples accounts for impaired loans based upon the present value of expected future cash flows discounted at the loan’s effective interest rate or, as an alternative, at the loan’s observable market price or fair value of the collateral.  Peoples’ current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

A loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.  The Bank considers its investment in one-to-four family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment.  With respect to Peoples’ investment in multi-family, nonresidential real estate and land loans, and its evaluation of impairment thereof, such loans are collateral dependent, and as a result, are carried as a practical expedient at the lower of cost or fair value.  With respect to the Bank’s investment in unsecured commercial lines of credit, impairment is measured based upon the present value of expected future cash flows.

It is Peoples’ policy to charge off unsecured credits that are more than ninety days delinquent.  Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment at that time.

6.  Office Premises and Equipment

Office premises and equipment are originally recorded at cost and include expenditures which extend the useful lives of existing assets.  Maintenance, repairs and minor renewals are expensed as incurred.  For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be forty to fifty years for buildings, ten to fifty years for building improvements, and three to ten years for furniture and equipment.  An accelerated method is used for tax reporting purposes.

7.  Real Estate Acquired Through Foreclosure

Real estate acquired through foreclosure is carried at fair value less estimated selling expenses at the date of acquisition.  Real estate loss provisions are recorded if the properties’ fair value subsequently declines below the amount determined at the recording date.  In determining the fair value at acquisition, costs relating to development and improvement of property are capitalized.  Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

8.               Investment in Columbia Bancorp, Inc.

In January 2005, the Corporation acquired 69,925 shares of Columbia Bancorp, Inc., Cincinnati, Ohio, a privately held bank holding company for an aggregate purchase price of $2.5 million.   These shares represent approximately 38% of Columbia’s issued and outstanding common stock.  The investment is carried at cost, adjusted for the Corporation’s equity in the undistributed income of Columbia Bancorp, Inc.  As of September 30, 2005, Columbia Bancorp, Inc. had $5.1 million in retained earnings which represent undistributed earnings.

9.               Goodwill

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

During fiscal 2003, the Bank acquired two branch offices from another financial institution resulting in a carrying value of $2.3 million in goodwill.  Additionally, the Bank sold Kenwood Savings Bank, resulting in a reduction of approximately $1.1 million of goodwill related to the fiscal 2002 acquisition of Kenwood.

In June 2005, the Bank acquired an Indiana financial institution resulting in goodwill of approximately $3.9 million.

Peoples evaluated the unamortized goodwill balance during fiscal 2005 in accordance with the provisions of SFAS No. 142.  The evaluation showed no indication of impairment.

The changes in the carrying amount of goodwill for the years ended September 30, 2005, 2004 and 2003, were:

	2005	2004	2003
	(In thousands)

Balance as of October 1	$6,089	$6,089	$4,875
Sale of Kenwood	—	—	(1,089)
Purchase of Ameriana branches	—	—	2,303
Purchase of American State	3,939	—	—

Balance as of September 30	$10,028	$6,089	$6,089

10.         Other Intangible Assets

The Bank had no other intangible assets at September 30, 2004.  In June 2005, the Bank recorded $1.9 million of core deposit intangibles in conjunction with the acquisition of American State Corporation.  The carrying basis and accumulated amortization of recognized intangible assets at September 30, 2005 were:

	Gross Carrying	Accumulated
	Amount (in thousands)	Amoritzation (in thousands)

Core deposits	$1,859	$116

Amortization expense of $116,000 was recorded in fiscal year 2005.  No amortization expense was recorded in fiscal 2004 or 2003.  The following table summarizes the Bank’s current estimates for future amortization expense of the core deposit intangible

(In thousands)

2006	$448
2007	$382
2008	$315
2009	$249
2010 and thereafter	$349

10.  Federal Income Taxes

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

11.  Benefit Plans

Peoples has a noncontributory unfunded retirement plan that covers all members of its Board of Directors.  Peoples’ policy is to maintain an accrued liability equal to the present value of benefits computed using a predetermined annual benefit amount at retirement.  The plan provides for immediate and total vesting for all participants.  The provision for directors retirement expense totaled $19,000, $45,000 and $84,000 for the fiscal years ended September 30, 2005, 2004 and 2003, respectively.

The Bank has an Employee Stock Ownership Plan (“ESOP”) which provides retirement benefits for substantially all full-time employees who have completed one year of service. The Bank makes annual contributions to the ESOP equal to the ESOP’s debt service less dividends received by the ESOP on unallocated shares.  All shares in the ESOP were acquired using funds provided by a loan from the Corporation and accordingly the cost of those shares is shown as a reduction of stockholders’ equity.  Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings.  Dividends on unallocated shares are used to repay the loan and are treated as compensation expense.  Compensation expense is recorded equal to the fair market value of the stock for shares committed to be released. The Bank accounts for the ESOP in accordance with Statement of Position (“SOP”) 93-6, “Employers’ Accounting for Employee Stock Ownership Plans.”  SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year.  In April 2004, the Bank added 35,000 shares to the ESOP plan in connection with its secondary stock offering at a total value of $700,000.  In March 2005, an additional 40,000 shares were acquired and added to the ESOP plan at a total value of approximately $962,000.  Expense recognized related to the ESOP totaled $261,000, $484,000 and $438,000 for the fiscal years ended September 30, 2005, 2004 and 2003, respectively.

	2005	2004	2003

Allocated shares	99,013	86,309	62,180
Shares committed to be released	—	—	—
Unearned shares	65,629	39,523	28,560

Total ESOP shares	164,642	125,832	90,740

Fair value of unearned shares at September 30 (expressed in thousands)	$1,401	$910	$657

The Corporation also has a 2001 Management Recognition Plan (“2001 MRP”) which provides for awards of up to 79,109 shares of the Corporation’s common stock to members of the Board of Directors, management and employees.  As of September 30, 2005, all shares from the 2001 MRP had been awarded to members of the Board of Directors, management and employees.  Common shares awarded to outside members of the Board of Directors were fully expensed when granted, while shares awarded to members of management and employees will vest over a five year period beginning with the date of the award.  Shares awarded under the MRP are distributed from previously authorized but unissued shares.

Shares distributed to recipients of the awards totaled 40,532 shares as of September 30, 2005.  The Corporation recorded expense related to the MRP totaling approximately $323,000, $263,000 and $128,000 for the fiscal years ended September 30, 2005, 2004 and 2003, respectively.

In 2004, the stockholders approved a 2004 Management Recognition Plan (“2004 MRP”) which provides for awards of an additional 60,000 shares of the Corporation’s common stock to management and employees.  As of September 30, 2005, no shares have been awarded from the 2004 MRP.

12.  Stock Option Plan

During fiscal 2001 the Board of Directors adopted the Peoples Community Bancorp, Inc. Stock Option and Incentive Plan (the “2001 Plan”) that provides for the issuance of 197,773 shares of authorized but unissued shares of common stock at fair value at the date of grant.  Through September 30, 2005, the Corporation has granted options of 196,170 shares, net of forfeitures, under the 2001 Plan.  The 2004 Stock Option and Incentive Plan (the “2004 Plan”), as approved by stockholders, provides for the issuance of 150,000 shares of authorized but unissued shares of common stock at fair value at the date of grant.  As of September 30, 2005, no options have been granted under the 2004 Plan.

Both plans provide that one-fifth of the options granted become exercisable on each of the first five anniversaries of the date of grant.  The remaining shares in the plans may be granted to employees in increments of 20% per year based on management’s discretion.

The Bank accounts for the plans using a fair value-based method for valuing stock-based compensation, which measures compensation cost at the grant date based on the fair value of the award.  Compensation is then recognized over the service period, which is usually the vesting period.

Beginning with fiscal 2002, the Corporation elected to record the expense related to the vesting of its stock options in accordance with the provisions of SFAS No. 123.  Total expense recognized related to stock options amounted to $184,000, $191,000 and $149,000 for fiscal years ended September 30, 2005, 2004 and 2003, respectively.

The fair value of the option grants are estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants in fiscal 2005, 2004 and 2003:  dividend yield of 3.8% for 2005, 2.5% for 2004 and no dividend yield for 2003; expected volatility of 19.5% and 26.6% and 21.4%, respectively; a risk-free interest rate of 4.0%, 4.6% and 3.6% in fiscal 2005, 2004 and 2003, respectively, and an expected life of ten years for all grants.

A summary of the status of the Plan as of and for the years ended September 30 is presented below:

	2005		2004		2003
		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price

Outstanding at beginning of year	170,336	$17.76	144,528	$16.75	120,329	$15.34
Granted	35,208	19.92	26,969	23.20	26,391	23.22
Exercised	(12,112)	14.00	—	—	(468)	14.00
Forfeited & Expired	(9,842)	20.15	(1,161)	18.60	(1,724)	17.99

Outstanding at end of year	183,590	$18.29	170,336	$17.76	144,528	$16.75

Options exercisable at year-end	91,047	$16.42	70,839	$15.53	42,152	$14.73

Weighted-average fair value of options granted during the year		$4.17		$4.50		$9.41

The following information applies to options outstanding at September 30, 2005:

Number outstanding	78,746
Exercise price	$14.00
Weighted-average exercise price	$14.00
Weighted-average remaining contractual life	5.75 years
Options exercisable at year end	62,971

Number outstanding	56,098
Range of exercise prices	$19.92 - $20.25
Weighted-average exercise price	$20.04
Weighted-average remaining contractual life	8.63 years
Options exercisable at year end	13,068

Number outstanding	48,746
Range of exercise prices	$23.20 - $23.22
Weighted-average exercise price	$23.21
Weighted-average remaining contractual life	8.27 years
Options exercisable at year end	15,008

Weighted-average exercise price (all outstanding shares)	$18.29
Weighted-average remaining contractual life	7.30 years
Options exercisable at year end	91,047

13.  Earnings Per Share

Basic earnings per share for the fiscal years ended September 30, 2005, 2004 and 2003 is based upon the weighted-average shares outstanding during the year, less 65,629, 39,523 and 28,560 unallocated ESOP shares, respectively.  Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation’s stock option plan.  The computations were as follows:

	2005	2004	2003
Weighted-average common shares outstanding (basic)	3,920,398	3,106,694	2,474,673
Dilutive effect of assumed exercise of stock options	38,741	42,657	45,323
Weighted-average common shares outstanding (diluted)	3,959,139	3,149,351	2,519,996

Options to purchase 48,746, 53,019 and 35,005 shares of common stock and MRP awards of 14,486, 20,564, and 11,359 shares at a weighted-average price of $23.21, $23.21, and $23.22 were outstanding at September 30, 2005, 2004 and 2003, respectively, but were excluded from the computation of diluted earnings per share for the year because the exercise price was greater than the average market price of the common shares.

14.  Fair Value of Financial Instruments

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

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 2005 and 2004:

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

Commitments to extend credit:  For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates.  At September 30, 2005 and 2004, the difference between the fair value and notional amount of loan commitments was not material.

Accrued Interest:   The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation’s financial instruments at September 30 are as follows:

	2005		2004
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	(In thousands)
Financial assets
Cash and cash equivalents	$17,061	$17,061	$14,430	$14,430
Investment securities	7,650	7,650	1,069	1,069
Mortgage-backed securities	199,716	199,716	228,085	228,085
Loans receivable	704,714	704,367	599,466	601,222
Accrued interest receivable	4,774	4,774	3,599	3,599
Federal Home Loan Bank stock	11,871	11,871	10,841	10,841

	$945,786	$945,439	$857,490	$859,246
Financial liabilities
Deposits	$612,199	$612,708	$472,436	$475,567
Advances from the Federal Home Loan Bank	273,569	273,577	324,500	330,054
Accrued interest payable	845	845	228	228
Subordinated debentures	28,351	28,351	12,887	12,887

	$914,964	$915,481	$810,051	$818,736

15.  Capitalization

The Corporation’s authorized capital stock includes 1,000,000 shares of $.01 per share par value voting preferred stock.  No preferred shares were issued at September 30, 2005 and 2004.

16.  Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions.

17.          Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash or in deposits with Federal Reserve Bank or Federal Home Loan Bank.  The reserve required at September 30, 2005 was $1,681,000.

18.  Reclassifications

Certain prior year amounts have been reclassified to conform to the 2005 consolidated financial statement presentation.

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of securities at September 30, 2005 and 2004, are summarized as follows:

2005

		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
	(In thousands)
Available for sale:

US Treasury Securities	$499	$—	$—	$499

US Government Agency Obligations	5,050	3	17	5,036

Municipal Securities	1,009	19	9	1,019

Mutual Funds	1,136	—	40	1,096

Mortgage Backed Securities	199,845	413	542	199,716

	$207,539	$435	$608	$207,366

2004

		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
	(In thousands)
Available for sale:

Mutual Funds	$1,091	$—	$22	$1,069

Mortgage Backed Securities	228,568	681	1,164	228,085

	$229,659	$681	$1,186	$229,154

The amortized cost and fair value of available-for-sale securities at September 30, 2005, by contractual maturity, are shown below.  There were no held-to-maturity securities at September 30, 2005.  Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale
	Amortized	Fair
	Cost	Value
	(In Thousands)

Within one year	$1,005	$1,004
One to five years	2,017	2,010
Five to ten years	1,439	1,448
After ten years	2,097	2,092
	6,558	6,554

Mortgage-backed securities	199,845	199,716
Mutual funds	1,136	1,096

Totals	$207,539	$207,366

In conjunction with the purchase of American State Corporation in June 2005, the Bank acquired $9.2 million in investment securities, which are held as available for sale and included in the above schedule.

Proceeds from the sale of mortgage-backed securities during fiscal year 2005 amounted to $41.9 million, with realized gains totaling $741,000 and a related tax effect of $252,000. During fiscal 2004 the Bank sold it’s investment in FHLMC stock for proceeds of $1.4 million resulting in a realized gain of $19,000 and a related tax effect of $7,000. Proceeds from sales of investment and mortgage-backed securities amounted to $68.4 million during the fiscal year ended September 30, 2003, resulting in gross realized gains totaling $493,000 and a related tax effect of $168,000.

At September 30, 2005, People’s had $13.5 million of mortgage-backed securities pledged to secure public deposits, and $174.1 million of mortgage-backed securities pledged to secure advances from the Federal Home Loan Bank.  At September 30, 2004, People’s had $23.0 million of mortgage-backed securities pledged to secure public deposits, and $174.6 million of mortgage-backed securities pledged to secure advances from the Federal Home Loan Bank.

Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost.  Total fair value of these investments at September 30, 2005 and 2004, were $128.2 million and $130.0 million, which approximated 61.8% and 56.7% of the Corporation’s investment portfolio.  These declines primarily resulted from recent increases in market rates.  Based on evaluation of the available evidence, including recent changes in market rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net earnings in the period in which the other-than-temporary impairment is identified.

The following tables reflect the investments’ gross unrealized loses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at September 30, 2005 and 2004.

	2005
	Less than 12 months			12 Months or Longer			Total
Description	Number of	Fair	Unrealized	Number of	Fair	Unrealized	Fair	Unrealized
of securities	investments	value	Losses	investments	value	Losses	value	Losses
	(In Thousands)

US Government agency obligations	5	$2,451	$17	$—	$—	$—	$2,451	$17
Municipal securities	3	443	9	—	—	—	443	9
Mutual funds	—	—	—	2	1,096	40	1,096	40
Mortgage-backed securities	22	91,104	352	6	33,141	190	124,245	542

Total temporarily impaired securities	30	$93,998	$378	8	$34,237	$230	$128,235	$608

	2004
	Less than 12 months			12 Months or Longer			Total
Description	Number of	Fair	Unrealized	Number of	Fair	Unrealized	Fair	Unrealized
of securities	investments	value	Losses	investments	value	Losses	value	Losses
	(In Thousands)

Mutual funds	2	$1,069	$22	—	$—	$—	$1,096	$22
Mortgage-backed securities	9	69,679	393	8	59,244	771	128,922	1,164

Total temporarily impaired securities	11	$68,748	$415	8	$59,244	$771	$129,991	$1.186

NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio at September 30 is summarized as follows:

	2005	2004
	(In thousands)
Residential real estate
One-to-four family	$252,424	$226,735
Multifamily	122,802	106,799
Construction	112,814	93,217
Nonresidential real estate and land	132,502	158,907
Nonresidential real estate construction	107,919	31,779
Commercial	43,231	33,238
Consumer and other	22,502	21,781
Total loans receivable	794,194	672,456

Less:
Undisbursed portion of loans in process	72,894	59,045
Deferred loan origination fees	2,889	2,920
Allowance for loan losses	13,697	11,025

Loans receivable – net	$704,714	$599,466

Peoples has continued to change the composition of the loan portfolio with the addition of loans secured by multi-family residential and nonresidential real estate from the original primary focus of one-to-four family residential loans.  One-to-four-family residential loans comprised 35.8% and 37.8% of the net loan portfolio at September 30 2005 and 2004, respectively.  Multi-family residential loans comprised approximately $122.8 million, or 17.4%, of the net loan portfolio at September 30, 2005, and $106.8 million or 17.8%, of the net loan portfolio at September 30, 2004.  Nonresidential real estate lending comprised approximately $240.4 million, or 34.1%, and $190.7 million, or 31.8%, of the net loan portfolio at September 30, 2005 and September 30, 2004, respectively.  Generally, real estate loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided Peoples with adequate collateral coverage in the event of default.  Nevertheless, Peoples, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values.  However, management believes that real estate values in Peoples’ primary lending area are presently stable.

In the ordinary course of business, Peoples has granted loans to some of its directors, officers and their related business interests.  All loans to related parties have been made on substantially the same terms as those prevailing at the time for unrelated third parties.  The aggregate dollar amount of loans to executive officers and directors was approximately $975,000 and $1.1 million at September 30, 2005 and 2004, respectively.  During the fiscal year ended September 30, 2005, there were no loans originated to executive officers and directors, while principal repayments of approximately $76,000 were received from executive officers and directors.

NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

	2005	2004	2003
	(In thousands)

Balance at beginning of year	$11,025	$9,744	$7,656
Provision for losses on loans	3,600	3,600	4,198
Charge-off of loans	(1,081)	(2,360)	(2,122)
Recoveries	153	41	12

Balance at end of year	$13,697	$11,025	$9,744

At September 30, 2005, 2004 and 2003, the non-accruing loans amounted to $19.4 million, $6.0 million and $7.3 million, respectively.  At September 30, 2005 loans greater than 90 days delinquent and still accruing totaled $1.3 million and were deemed to be in process of collection of both principal and interest. There were no loans greater than 90 days delinquent and still accruing at September 30, 2004.  Interest income which would have been recognized if such loans had performed pursuant to contractual terms totaled approximately $1.1 million, $560,000 and $266,000 for the fiscal years ended September 30, 2005, 2004 and 2003, respectively.

Information with respect to the Bank’s impaired loans at and for the years ended September 30, 2005 and 2004 is as follows:

	2005	2004
	(In thousands)

Impaired loans with related allowance	$6,361	$4,097
Impaired loans with no related allowance	—	54

Total impaired loans	$6,361	$4,151

Allowance for losses on impaired loans
Beginning balance	$1,368	$666
Provision for losses on loans	3,172	2,177
Charge off of loans	(867)	(1,475)

Ending balance	$3,673	$1,368

Average recorded investment in impaired loans	$3,744	$5,995

Interest income recognized on impaired loans	$134	$44

Interest income recognized on a cash basis on impaired loans	$129	$44

The allowance for impaired loans is included in the Bank’s overall allowance for loan losses.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment are comprised of the following at September 30:

	2005	2004
	(In thousands)

Land and improvements	$8,266	$5,102
Office buildings and improvements	13,441	8,384
Construction in progress	794	4,445
Furniture, fixtures and equipment	5,739	3,837
	28,240	21,768

Less accumulated depreciation	4,273	3,952

	$23,967	$17,816

In the second quarter of fiscal 2004, the Corporation completed construction of a branch office in Warren County at a cost of $1.4 million.  A new office at the Voice of America Park in Butler County was completed in October 2004 with a cost of $3.8 million.  This office houses a portion of the Company’s corporate staff, with approximately 50% of the building leased to a local Chamber of Commerce.

Additionally, two branch offices to replace existing structures were completed in the third quarter of fiscal 2005 with a total cost of approximately $3.4 million.   During the fourth quarter of fiscal 2005, construction began for a new office in Liberty Township with an anticipated total cost of approximately $1.6 million.

NOTE F - DEPOSITS

Deposits consist of the following major classifications at September 30:

	2005	2004
	(Dollars in thousands)

Non-interest bearing checking accounts	$20,150	$17,638
Checking accounts	37,428	18,978
Savings accounts	173,162	145,437
Money market demand deposit	19,883	29,582
Total demand, transaction and passbook deposits	250,623	211,635

Certificates of deposit:
Original maturities of:
Less than 12 months	17,596	16,517
12 months to 36 months	176,027	130,433
More than 36 months	91,182	62,879
Individual retirement accounts	76,771	50,972

Total certificates of deposit	361,576	260,801

Total deposits	$612,199	$472,436

At September 30, 2005 and 2004, Peoples had certificate of deposit accounts with balances greater than $100,000 totaling $88.0 million and $52.2 million, respectively.

Maturities of outstanding certificates of deposit are summarized as follows at September 30:

	2005	2004
	(In thousands)

One year or less	$167,632	$119,542
One to two years	77,002	48,341
Two to three years	28,351	42,243
Three to four years	34,311	21,300
Four to five years	54,280	29,375

	$361,576	$260,801

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at September 30, 2005 by pledges of certain residential mortgage loans totaling $255.1 million, certain mortgage backed securities totaling $174.1 million, and Peoples’ investment in Federal Home Loan Bank stock, are summarized as follows:

	Maturing fiscal
Interest Rate	year ending in	(Dollars in thousands)

2.13% - 3.82%	2006	119,982
5.22%	2008	1,500
4.13%	2011	1,000
3.58% - 4.24%	2012	150,000
6.61%	2019	1,087

		$273,569

Weighted-average interest rate		3.89%

NOTE H - OTHER BORROWED MONEY

The Corporation has a $20.0 million line of credit with another financial institution, with interest payable at LIBOR plus 150 basis points.  No balance was outstanding at September 30, 2005 or 2004. This line of credit expires in the second quarter of fiscal 2006.  The loan is secured by the outstanding shares of the Bank.

NOTE I - GUARANTEED PREFFERED BENEFICIAL INTERESTS IN JUNIOR SUBORDINATED DEBENTURES

In fiscal 2002, a Delaware trust owned by the Corporation (the “Trust I”), issued $12.5 million of mandatorily redeemable debt securities.  The debt securities issued by the Trust I are included in the Corporation’s regulatory capital, specifically as a component of Tier I capital.  The subordinated debentures are the sole assets of the Trust I, and the Corporation owns all of the common securities of the Trust I.  Interest payments on the debt securities are made semi-annually at an annual variable interest rate equal to the six-month LIBOR rate plus 375 basis points, or equal to 7.37% and 5.61% at September 30, 2005, and 2004, respectively, and are reported as a component of interest expense on borrowings.  The net proceeds received by the Corporation from the sale of the debt securities were used for general corporate purposes, including to facilitate the growth of the Bank.  The subordinated debentures mature in December 2031, but can be redeemed through prior approval by the OTS in any June or December beginning in 2006.

In June 2005, the Corporation formed a second wholly owned trust (the “Trust II”), which issued $15.0 million of mandatorily redeemable debt securities. These debt securities are included as a component of Tier I capital for regulatory capital purposes.  The subordinated debentures are the sole assets of the Trust II, and the Corporation owns all of the common securities of the Trust II.  Interest payments on the debt securities are made quarterly at an annual variable interest rate equal to the three-month LIBOR rate plus 175 basis points, or equal to 5.62% at September 30, 2005, and are reported as a component of interest expense on borrowings.   The net proceeds received by the Corporation from the sale of the debt securities were used for general corporate purposes.  The subordinated debentures mature in 2035, but can be redeemed through prior approval by the OTS in any June, September, December or March beginning in 2010.

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

At September 30, 2005, Peoples had commitments to originate loans totaling $8.3 million of which $4.1 million were fixed rate and $4.2 million were adjustable rate. Additionally, Peoples had adjustable rate commitments for unused lines of credit under home equity loans totaling $36.8 million, adjustable rate commitments for unused commercial lines of credit totaling $15.4 million, and fixed rate commitments for unused consumer overdraft protection lines totaling $165,000.  Management believes that such loan commitments are able to be funded through normal cash flow from operations.  Additionally, Peoples had fixed rate standby letters of credit for customers totaling $8.8 million at September 30, 2005.  From time to time balances with correspondent banks may exceed the FDIC $100,000 insurable limit.

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

Peoples has also entered into lease agreements for office premises under operating leases which expire at various dates through 2013. Rent expense totaled $37,000, $95,000 and $94,000 for the years ended September 30, 2005, 2004 and 2003, respectively. The following table summarizes minimum payments due under lease agreements by year.

Year ending
September 30,	(Dollars in thousands)

2006	$58
2007	50
2008	38
2009	38
2010	39
Thereafter	93

$316

NOTE K - FEDERAL INCOME TAXES

Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended September 30 as follows:

	2005	2004	2003
	(Dollars in thousands)

Federal income taxes at statutory rate	$1,439	$1,424	$1,920
Increase in taxes resulting from:
Bank owned life insurance undistributed earnings	(54)	—	—
Tax exempt interest on municipal securities	(5)
Other	(5)	(104)	2
Federal income taxes per consolidated financial statements	$1,375	$1,320	$1,922

Effective tax rate	32.4%	31.5%	34.0%

The composition of the Corporation’s net deferred tax asset at September 30 is as follows:

	2005	2004
	(In thousands)

Taxes (payable) refundable on temporary differences at estimated corporate tax rate:
Deferred tax assets:
General loan loss allowance	$4,614	$3,751
Deferred compensation	467	485
Stock benefit plans	29	26
Deferred loan origination fees	991	994
Net operating loss carry forward from acquired financial institution	952	—
Unrealized losses on securities designated as available for sale	59	172
Total deferred tax assets	7,112	5,428

Deferred tax liabilities:
Federal Home Loan Bank stock dividends	(1,432)	(1,241)
Book/tax depreciation differences	(193)	(17)
Core deposit intangible and other purchase accounting adjustments	(848)	(52)
Other	(35)	(13)
Total deferred tax liabilities	(2,508)	(1,323)

Net deferred tax asset	$4,604	$4,105

As of September 30, 2005, the Company had approximately $2.4 million of net operating loss carry forward available to offset future federal taxable income.  The net operating loss carry forward expires in 2025.

Prior to fiscal 1997, Peoples was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and savings account balances at the end of the year.  This deduction totaled approximately $4.9 million as of September 30, 2005.  If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate.  The approximate amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction is $1.4 million.

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

NOTE L - REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements.   Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices.  The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulation) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined).  Management believes, as of September 30, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

During fiscal 2005, the Bank was notified by the OTS that it was categorized as “well-capitalized” under the regulatory framework for prompt corrective action.  To be categorized as “well-capitalized” the Bank must maintain minimum capital ratios as set forth in the following tables.  There are no conditions or events since that notification that management believes have changed the Bank’s category.

As of September 30, 2005, Peoples Community Bank and Peoples Community Bancorp exceeded all capital adequacy requirements to which it was subject.

	As of September 30, 2005
			Adequately		Well
	Actual		Capitalized		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Total Capital (to Risk Weighted Assets):

Consolidated	$111,878	16.5%	≥$54,148	≥8.0%	≥$67,685	≥ 10.0%
Peoples Community Bank	$105,583	14.6%	≥$57,758	≥8.0%	≥$72,198	≥ 10.0%

Tier 1 Capital (to Risk-Weighted Assets):

Consolidated	$96,697	14.3%	≥$27,074	≥4.0%	≥$40,611	≥ 6.0%
Peoples Community Bank	$96,554	13.4%	≥$28,879	≥4.0%	≥$43,319	≥ 6.0%

Tier 1 Capital (to Average Assets):

Consolidated	$96,697	9.7%	≥$39,976	≥4.0%	≥$49,970	≥ 5.0%
Peoples Community Bank	$96,554	9.7%	≥$39,642	≥4.0%	≥$49,553	≥ 5.0%

As of September 30, 2005, Peoples Community Bank exceeded all capital adequacy requirements to which it was subject.  Peoples Community Bancorp was a savings institution holding company at September 30, 2004 and was not subject to regulatory capital requirements separate from those of the bank.

Peoples Community Bank

	As of September 30, 2004
			Adequately		Well
	Actual		Capitalized		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Total Capital (to Risk Weighted Assets):	$80,884	13.8%	≥$46,986	≥8.0%	≥$58,733	≥ 10.0%

Tier 1 Capital (to Risk-Weighted Assets):	$73,507	8.3%	≥$35,436	≥4.0%	≥$53,155	≥ 6.0%

Tangible Capital	$73,507	8.3%	≥$13,289	≥1.5%	≥$44,296	≥ 5.0%

Management believes that, under the current regulatory capital regulations, the Bank will continue to meet the minimum capital requirements in the foreseeable future.  However, events beyond the control of the Bank, such as interest rate movements or a downturn in the economy in the Bank’s market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

NOTE M - CONDENSED FINANCIAL STATEMENTS OF PEOPLES COMMUNITY BANCORP, INC.

The following condensed financial statements summarize the financial position of Peoples Community Bancorp, Inc. as of September 30, 2005 and 2004, and the results of its operations and its cash flows for the periods ended September 30, 2005, 2004 and 2003.

PEOPLES COMMUNITY BANCORP, INC.

STATEMENTS OF FINANCIAL CONDITION

September 30, 2005 and 2004

(In thousands)

	2005	2004
ASSETS

Cash and cash equivalents	$2,319	$8,969
Loan receivable from Bank	1,464	723
Investment in Peoples Community Bank	108,237	79,286
Investment in Columbia	2,619	—
Prepaid federal income taxes and other assets	2,239	1,368

Total assets	$116,878	$90,346

LIABILITIES AND STOCKHOLDERS’ EQUITY

Accrued expenses and other liabilities	$331	$222
Accounts payable to subsidiary	1,496	1,462
Subordinated debentures	28,351	12,887
Total liabilities	30,178	14,571

Stockholders’ equity
Common stock and additional paid-in capital	61,442	51,217
Retained earnings	25,372	24,891
Unrealized losses on securities designated as available for sale, net of tax effects	(114)	(333)
Total stockholders’ equity	86,700	75,775

Total liabilities and stockholders’ equity	$116,878	$90,346

PEOPLES COMMUNITY BANCORP, INC.

STATEMENTS OF EARNINGS

For the years ended September 30, 2005, 2004 and 2003

(In thousands)

	2005	2004	2003
Revenue
Interest income	$55	$28	$2
Equity in earnings of Peoples Community Bank	3,611	3,480	4,266
Equity in earnings of Columbia	95	—	—
Total revenue	3,761	3,508	4,268

Expense
Interest expense	1,043	667	575
General and administrative expenses	270	287	248
Total expense	1,313	954	823

Earnings before income taxes	2,448	2,554	3,445

Federal income tax benefits	(408)	(315)	(279)

NET EARNINGS	$2,856	$2,869	$3,724

PEOPLES COMMUNITY BANCORP, INC.

STATEMENTS OF CASH FLOWS

Years ended September 30, 2005, 2004 and 2003

(In thousands)

	2005	2004	2003

Cash provided by (used in) operating activities:
Net earnings for the year	$2,856	$2,869	$3,724
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities
Undistributed earnings of Peoples Community Bank	(3,691)	(3,480)	(4,272)
Undistributed earnings of Columbia	(95)	—	—
Increase (decrease) in cash due to changes in:
Other assets	(793)	(317)	(249)
Other liabilities	143	1,194	(336)
Net cash provided by (used in) operating activities	(1,580)	266	(1,133)

Cash flows provided by (used in) investing activities:
Proceeds from repayment of loan to ESOP	221	264	190
Purchase of interest in Columbia	(2,524)	—	—
Loan disbursed to ESOP	(962)	(700)	—
Contribution to Peoples Community Bank	(25,250)	(14,438)	—

Net cash provided by (used in) investing activities	(28,515)	(14,874)	190

Cash flows provided by financing activities:
Proceeds from borrowings	—	500	950
Repayment of borrowings	—	(1,900)	—
Dividends paid on common stock	(2,419)	(1,168)	—
Proceeds from issuance of common stock-net	10,250	26,114	—
Proceeds from exercise of stock options	150	—	7
Proceeds from issuance of subordinated debentures	15,464	—	—

Net cash provided by financing activities	23,445	23,546	957

Net increase (decrease) in cash and cash equivalents	(6,650)	8,938	14

Cash and cash equivalents at beginning of year	8,969	31	17

Cash and cash equivalents at end of year	$2,319	$8,969	$31

The Bank is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Bank to the Corporation.  Generally, the Bank’s payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period.  Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. At September 30, 2005 the dividend payment amount available without prior approval approximated $10.2 million.

Historically, management has carefully managed stockholders’ equity in a manner whereby the Corporation’s capital structure is aligned with the perceived risks inherent in its various lines of business.  In this regard, the Board and management are continually evaluating regulatory capital levels in view of projected growth, as well as changes in the asset mix.  Management strives to maintain excess regulatory capital at all times and, if necessary, will offer additional common shares in the future in order to maintain the desired levels of capital.

NOTE N - BUSINESS COMBINATIONS

On September 26, 2003, the Bank acquired two Ohio branch offices from Ameriana Bank and Trust (Ameriana), including $32.8 million in loans and $55.6 million in deposits.  The Bank recorded approximately $2.3 million in goodwill as a result of this transaction.

On June 10, 2005, the Company acquired American State Corporation (“American State”), the parent company of American State Bank, included $38.4 million in loans receivable, $1.3 million in fixed assets, and $58.0 million in deposits. Goodwill and other intangible assets of approximately $5.8 million was recorded in the acquisition.

Each of the foregoing acquisitions focused on increasing the Corporation’s market share and scale of operations, as well as expanding its distribution network within its primary market area.  The results of operations of each of these acquisitions have been included in the consolidated financial statements as of their acquisition date.

Presented below are the estimated fair values of the assets acquired and liabilities assumed from Ameriana as of September 26, 2003, the date of acquisition.

(In thousands)

Loans	$32,769
Office premises and equipment	830
Other assets	142
Goodwill	2,303

Total assets acquired	36,044

Deposits	55,611
Other Liabilities	163

Total liabilities assumed	55,774

Net liabilities assumed	$19,730

Presented below are the estimated fair values of the assets acquired and liabilities assumed from American State Corp. as of June 10, 2005, the date of acquisition.

(In thousands)

Cash and investments	$16,086
Investment securities	9,699
Loans	38,358
Office premises and equipment	1,277
Core deposits	1,859
Goodwill	3,939
Other assets	1,910

Total assets acquired	73,128

Deposits	57,995
Borrowings	5,601
Other liabilities	1,475

Total liabilities assumed	65,071

Net assets acquired	$8,057

Presented below are pro-forma condensed consolidated statements of earnings which have been prepared as if the Ameriana transaction had been consummated as of the beginning of the fiscal year ended September 30, 2003 and as if the American State acquisition had been consummated as of the beginning of the fiscal years ended September 30, 2005, 2004 and 2003.

	2005	2004	2003
	(In thousands)

Total interest income	$50,177	$44,053	$43,548
Total interest expense	26,951	20,736	20,887
Net interest income	23,226	23,317	22,661

Provision for losses on loans	5,948	3,924	4,885
Other income	2,511	1,886	2,261
General, administrative and other expense	18,992	16,618	14,624
Earnings before income taxes	797	4,661	5,413

Federal income taxes	328	1,371	1,837

Net earnings	$469	$3,290	$3,576

Pro-forma basic earnings per share	$.12	$1.06	$1.44

Pro-forma diluted earnings per share	$.12	$1.04	$1.42

NOTE O - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Corporation’s quarterly results for the fiscal years ended September 30, 2005 and 2004.  Certain amounts, as previously reported, have been reclassified to conform to the 2005 presentation.

	Three Months Ended
2005:	December 31,	March 31,	June 30,	September 30,
	(In thousands, except per share data)

Total interest income	$10,785	$11,324	$12,163	$13,476
Total interest expense	5,559	6,039	6,691	7,915

Net interest income	5,226	5,285	5,472	5,561
Provision for losses on loans	900	900	900	900
Gain (loss) on sale of assets	747	35	19	(55)
Other income	225	302	309	532
General, administrative and other expense	3,882	3,831	3,824	4,290

Earnings before income taxes	1,416	891	1,076	848
Federal income taxes	481	297	366	231

Net earnings	$935	$594	$710	$617

Earnings per share
Basic	$.24	$.15	$.19	$.15

Diluted	$.24	$.15	$.18	$.15

	Three Months Ended
2004:	December 31,	March 31,	June 30,	September 30,
	(In thousands, except per share data)

Total interest income	$9,873	$10,032	$10,040	$10,226
Total interest expense	4,812	4,915	4,879	5,207

Net interest income	5,061	5,117	5,161	5,019
Provision for losses on loans	900	900	900	900
Gain on sale of assets	216	30	47	97
Other income	179	171	189	252
General, administrative and other expense	3,290	3,414	3,360	3,686

Earnings before income taxes	1,266	1,004	1,137	782
Federal income taxes	431	341	386	162

Net earnings	$835	$663	$751	$620

Earnings per share
Basic	$.33	$.27	$.21	$.16

Diluted	$.33	$.26	$.21	$.16

NOTE P – SUBSEQUENT EVENTS

On November 1, 2005, the Company entered into a definitive agreement and plan of merger whereby the Company will acquire Mercantile Financial Corporation, parent of Mercantile Savings Bank, and Mercantile Savings Bank will merge with Peoples Community Bank.  Mercantile Financial Corporation plans to sell certain fixed assets in a separate transaction prior to consummating the merger.  Mercantile Savings Bank operates one office in Cincinnati and offers a wide range of bank products and services.  Under the term of the agreement, the Company will pay a combination of stock and cash as set forth in the agreement and plan of merger for each outstanding common share of Mercantile, resulting in aggregate merger consideration of approximately $8.3 million.  The merger is expected to be consummated in our second fiscal quarter of 2006, pending receipt of regulatory approvals and other customary conditions of closing.  This transaction will be accounted for using the purchase method of accounting.

On December 16, 2005, the Company completed its previously announced acquisition of PFS Bancorp, Inc., the parent company of Peoples Federal Savings Bank with three branch offices in the Southeast Indiana communities of Aurora, Rising Sun and Vevay.  The Bank paid $23.00 in cash for each outstanding common shares of PFS Bancorp, Inc. resulting in aggregate merger consideration of approximately $33.8 million.  This acquisition continues the expansion of the Company in southeast Indiana.

PEOPLES COMMUNITY BANCORP, INC.

DIRECTORS AND OFFICERS

PEOPLES COMMUNITY BANCORP, INC. AND PEOPLES COMMUNITY BANK

DIRECTORS

Paul E. Hasselbring	Thomas J. Noe
Chairman of the Board	Treasurer and Executive Vice-President

Jerry D. Williams	John E. Rathkamp
President and Chief Executive Officer	Secretary and Chief Lending Officer

John L. Buchanan	Nicholas N. Nelson
President of Buchanan’s Power Equipment	County Auditor, Warren County, Ohio
Center, Inc.

James R. Van DeGrift	Donald L. Hawke
Trustee, Turtlecreek Township,	Retired
Lebanon, Ohio

EXECUTIVE OFFICERS

Jerry D. Williams	Thomas J. Noe
President and Chief Executive Officer	Treasurer and Executive Vice President

Teresa A. O’Quinn	Lori M. Henn
Chief Operating Officer, Chief Financial Officer	Compliance Officer and Senior Vice President
and Executive Vice President

Fred L. Darlington	Stephen P. Wood
General Counsel and Senior Vice President	Senior Vice President, Lending

PEOPLES COMMUNITY BANCORP, INC.

BANKING LOCATIONS AND STOCKHOLDER INFORMATION

BANKING LOCATIONS

Peoples Community Bancorp, Inc. is a Maryland-incorporated bank holding company conducting business through its wholly-owned subsidiary, Peoples Community Bank.  Peoples Community Bank is a federally-chartered, SAIF-insured stock savings bank operating through sixteen offices in Hamilton, Warren, and Butler counties in southwest Ohio and Dearborn County in southeast Indiana.

Main Office
6100 West Chester Road West Chester, Ohio 45069

Branch Offices in Ohio

7615 Voice of America Drive West Chester, Ohio 45069	11 South Broadway Lebanon, Ohio 45036	4825 Marburg Avenue Cincinnati, Ohio 45209

5712 Bridgetown Road Cincinnati, Ohio 45248	6570 Harrison Avenue Cincinnati, Ohio 45247	7522 Hamilton Avenue Cincinnati, Ohio 45231

4100 State Route 128 Cleves, Ohio 45002	1101 Columbus Avenue Lebanon, Ohio 45036	5797 South State Route 48 Maineville, Ohio 45039

8350 Arbor Square Drive Mason, Ohio 45040	3530 Springdale Road Cincinnati, Ohio 45251	7200 Blue Ash Road Cincinnati, Ohio 45236

Branch Offices in Indiana

131 Walnut Street Lawrenceburg, Indiana 47025	320 Importing Street Aurora, Indiana 47001	24128 State Line Road Bright, Indiana 47025

ANNUAL MEETING

The Annual Meeting of Stockholders of Peoples Community Bancorp will be held on February 15, 2006 at 10:00 AM Eastern Standard Time, at the Company’s Voice of America location, 7615 Voice of America Centre Drive, West Chester, Ohio  45069.

TRANSFER AGENT/REGISTRAR

Registrar and Transfer Company

10 Commerce Drive

Cranford, New Jersey  07016

(908) 272-8511

STOCKHOLDER REQUESTS

Requests for annual reports, quarterly reports and related stockholder literature should be directed to Thomas J. Noe, Treasurer, Peoples Community Bancorp, Inc., 6100 West Chester Road, P. O. Box 1130, West Chester, Ohio  45071

Stockholders needing assistance with stock records, transfers or lost certificates, please contact Peoples Community Bancorp’s transfer agent, Registrar and Transfer Company.