Form 10-K, Exhibit 13
period 2006-12-31
PEOPLES COMMUNITY BANCORP INC /MD/
filed 2007-04-02
CIK 1100983

Exhibit 13

2006 ANNUAL REPORT

TO STOCKHOLDERS

Dear Fellow Shareholders:

Our 2006 Annual Report to Stockholders reflects both the significant growth achieved by Peoples Community Bancorp, Inc. for the seven year period ended December 31, 2006 and, during 2006, the effects of the downturn in the local economy on our growth, asset quality and earnings.  Although we facilitated our strategy to expand our franchise through the acquisition of the Mercantile Savings Bank in Kenwood, Ohio in June, 2006, our internal loan and asset growth was hindered by local economic conditions, the softening in the real estate market and the financial difficulties experienced by real estate investors and developers.  Combined, these issues heavily impacted our results of operations for the year ended December 31, 2006.

Due in large part to the significant increase in non-performing loans and related charge-offs and provisions for loan losses, Peoples Bancorp incurred a net loss of $4.1 million or $0.88 per share for the year ended December 31, 2006 compared to net income of $2.9 million or $0.73 per share for the year ended September 30, 2005.  Non-performing loans increased from $18.8 million at December 31, 2005 to $24.1 million at December 31, 2006, due primarily to an increase in non-performing single-family loans (including non-owner occupied investment property), multi-family loans and non-residential real estate and land loans.

During 2006, we proactively addressed these issues by charging-off $13.1 million of loans and providing $17.5 million to our allowance for loan losses.  At December 31, 2006, our allowance for loan losses of $18.4 million equated to 2.05% of total loans and 71.20% of total non-performing loans.  In addition, over the past year, we have revised our methods of reviewing loans for potential weaknesses by emphasizing cash flow analysis rather than collateral value.  Further, we have determined to curtail our one- to four-family residential investment lending, our acquisition and development lending and our unsecured commercial lending.  We are encouraged by the steps we took in 2006 to more effectively deal with our asset quality issues and we remain committed to aggressively pursuing the collection and resolution of all delinquent and non-performing loans.

On a different note, we are pleased to report that the previous adjustments to our balance sheet in view of an increasing interest rate environment resulted in an increase in our interest rate spread and net interest margin from 2.25% and 2.45%, respectively, for the year ended September 30, 2005 to 2.84% and 3.00%, respectively, for the year ended December 31, 2006.  These increases contributed to a $7.4 million or 34.6% increase in net interest income for the year ended December 31, 2006 compared to the year ended September 30, 2005.

Like you, our directors, executive officers and a significant portion of our employees are stockholders of Peoples Community Bancorp and, as such, we share mutual interests.  We realize that the issues presented in 2006 will continue to create a challenging environment for Peoples Community Bancorp.  However, we expect that the numerous actions we took in 2006 will provide the basis for the resolution of these issues and the foundation for a stronger institution. On behalf or our directors and our officers and employees who are overseeing or implementing our strategic initiatives, I thank you for your continued support.

Sincerely,

Jerry D. Williams

President and Chief Executive Officer

BUSINESS OF PEOPLES COMMUNITY BANCORP, INC.

Peoples Community Bancorp, Inc., a Maryland corporation (the “Company”), is a registered savings and loan holding company which owns all of the outstanding common shares of Peoples Community Bank (“Peoples” or the “Bank”), a federally chartered savings bank.

The Company was formed in December 1999 in connection with the mutual to stock conversion of the Bank, and the sale of 1,190,000 shares of common stock to depositors and members of the community.  The Bank conducts its business from nineteen full service offices in Hamilton, Warren and Butler counties in Southwest Ohio and Dearborn  and Ohio Counties in Southeast Indiana.  The Bank’s business is conducted through the marketing of its lending products and services to the communities in its market area and through the continued development of innovative lending programs that give Peoples a competitive advantage.  The Bank offers a wide variety of loan products, including single and multi-family residential loans, nonresidential real estate and land loans and construction loans.  In addition, the Bank invests in securities.  The funds for the Bank’s lending and investment activities are primarily provided by deposits and borrowings.  At December 31, 2006, the Company had $1.0 billion in total assets, $755.3 million in deposits, $156.9 million in borrowings (excluding subordinated debentures) and $87.6 million of stockholders’ equity.  The Company’s principal executive office is located at 6100 West Chester Road, P.O. Box 1130, West Chester, Ohio 45071-1130.  The Company’s telephone number is (513) 870-3530.

As a result of acquisitions and internal growth, the Company has grown significantly from $416.0 million in total assets as of September 30, 2001 to $1.0 billion in total assets as of December 31, 2006.  Between the completion of the initial public offering in March 2000 and December 31, 2006, the Company acquired six financial institutions with aggregate total assets as of the time of acquisition of $495.6 million.  Also, in September 2003, the Company purchased $32.8 million in loans and assumed $55.6 million in deposits in connection with the acquisition of two branch offices from another financial institution.  The Company has supplemented this growth from acquisitions with loan generation secured primarily by real estate in its market area.  Loan originations increased from $241.1 million in the year ended September 30, 2001, $261.6 million in the year ended September 30, 2002, $278.6 million in the year ended September 30, 2003, $289.5 million in the year ended September 30, 2004 and $337.0 million in the year ended September 30, 2005 to $341.6 million in the year ended December 31, 2006.  Loans receivable, net increased from $377.7 million at September 30, 2001 to $812.6 million at December 31, 2006.  In addition, since September 30, 2000, the Company has expanded its franchise through the opening of six full service branch offices. These new branch offices, as well as acquired branch offices, have expanded the Company’s market presence and facilitated its loan production growth.  The Company’s loan growth has been funded in part by deposits.  The Company has placed an emphasis on deposit generation both internally and through whole bank and branch acquisitions.  Deposits have increased from $233.1 million at September 30, 2001 to $755.3 million at December 31, 2006.

The Company is subject to regulation, supervision and examination by the Office of Thrift Supervision.  Peoples is subject to regulation, supervision and examination by the Office of Thrift Supervision (the “OTS”) as its primary federal regulator and the Federal Deposit Insurance Corporation (the “FDIC”), which administers the Savings Association Insurance Fund and the Bank Insurance Fund.  The FDIC insures deposits in Peoples up to applicable limits.

As previously announced, the Board of Directors of the Company adopted an amendment to Article VI of the Company’s Bylaws to change the Company’s fiscal year end from September 30, to December 31, effective retroactively to January 1, 2006, in order to increase operational efficiency.  As a result, the consolidated statements of financial condition compares December 31, 2006 to December 31, 2005, while the consolidated statements of operations, the consolidated statements of comprehensive income (loss), and the consolidated statements of cash flow reflect, as applicable, the twelve month period ended December 31, 2006, the three month period ended December 31, 2005, the twelve month period ended September 30, 2005 and the twelve month period ended September 30, 2004.  Further, for purposes of the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” herein, the discussion of changes in financial condition compares December 31, 2006 to December 31, 2005 and the discussion of results of operations compares the year ended December 31, 2006 to the year ended September 30, 2005 as well as the year ended September 30, 2005 to the year ended September 30, 2004.

MARKET PRICE OF PEOPLES COMMUNITY BANCORP COMMON SHARES
AND RELATED STOCKHOLDER MATTERS

The Company’s common shares are currently listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “PCBI.”  Presented below are the high and low trading prices for the Company’s common shares for the three years ended December 31, 2006.  Such prices do not include retail financial markups, markdowns or commissions.  Information relating to prices has been obtained from Nasdaq.  In addition, the Company initiated a quarterly cash dividend of $.15 per share effective with the quarter ended June 30, 2004.

Fiscal 2006	High	Low	Dividends
Quarter ended:
December 31, 2006	$19.60	$16.35	$.15
September 30, 2006	19.85	17.25	.15
June 30, 2006	20.95	18.50	.15
March 31, 2006	21.83	19.91	.15

Quarter ended:
December 31, 2005	$21.81	$19.63	.15

Fiscal 2005	High	Low	Dividends
Quarter ended:
September 30, 2005	22.27	19.80	$.15
June 30, 2005	24.10	18.77	.15
March 31, 2005	24.18	22.57	.15
December 31, 2004	24.00	22.08	.15

Fiscal 2004	High	Low	Dividends
Quarter ended:
September 30, 2004	$24.35	$22.10	$.15
June 30, 2004	24.50	19.90	.15
March 31, 2004	24.31	19.83	—
December 31, 2003	24.50	20.44	—

As of March 28, 2007, the Company had 4,829,699 common shares outstanding held of record by approximately 1,130 stockholders.  The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or “street” name through brokerage firms or others.

PEOPLES COMMUNITY BANCORP, INC.

PERFORMANCE GRAPH

The following graph represents $100 invested in our common stock at the closing price of the common stock on the Nasdaq Global Market on December 31, 2001.  The graph demonstrates comparison of the cumulative total returns for the common stock of Peoples Community Bancorp, the NASDAQ Composite Index and the SNL $500M-$1 B Thrift Index for the period commencing on December 31, 2001 to the close of trading on December 31, 2006.

	Period Ending
Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Peoples Community Bancorp, Inc.	100.00	109.66	108.69	116.41	102.31	94.06
NASDAQ Composite	100.00	68.76	103.67	113.16	115.57	127.58
SNL $500M-$1 B Thrift Index	100.00	140.09	199.47	220.65	209.70	256.94

* Source:  SNL Financial LC, Charlottesville, VA

PEOPLES COMMUNITY BANCORP, INC.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information, including the Consolidated Financial Statements and related notes, appearing elsewhere herein.

Selected Consolidated Financial	At December 31,		At September 30,
Condition Data: (1)	2006	2005	2005	2004	2003	2002
	(In thousands)
Total assets	$1,028,079	$1,040,912	$1,006,654	$889,121	$738,683	$581,632
Cash and cash equivalents	57,459	21,558	17,061	14,430	10,244	26,637
Investment securities available for sale	4,230	3,458	7,650	1,069	2,156	1,231
Mortgage-backed securities available for sale	52,669	71,024	199,716	228,085	133,828	18,763
Loans receivable, net	812,578	851,270	704,714	599,466	554,351	504,012
Deposits	755,261	726,629	612,199	472,436	455,900	369,080
Advances from the Federal Home Loan Bank and other borrowed money	156,885	221,483	301,920	324,500	232,400	165,450
Stockholders’ equity (2)	87,616	86,047	86,700	75,775	46,699	42,990

		Three Months
	Year Ended	Ended
Selected Consolidated Operating	December 31,	December 31,	Year Ended September 30,
Data: (1)	2006	2005	2005	2004	2003	2002
	(In thousands, except per share data)
Interest income	$65,475	$14,402	$47,748	$40,171	$37,169	$33,712
Interest expense	36,485	8,155	26,204	19,813	18,072	15,598
Net interest income	28,990	6,247	21,544	20,358	19,097	18,114

Provision for losses on loans	17,450	900	3,600	3,600	4,198	5,265
Net interest income after provision for losses on loans	11,540	5,347	17,944	16,758	14,899	12,849
Other income	3,213	(764)	2,114	1,181	1,251	2,509
General, administrative and other expense	21,122	4,530	15,827	13,750	10,504	9,817

Earnings before income taxes	(6,369)	53	4,231	4,189	5,646	5,541
Federal income taxes (benefits)	(2,308)	(34)	1,375	1,320	1,922	2,392
Net earnings (loss)	$(4,061)	$87	$2,856	$2,869	$3,724	$3,149

Earnings (loss) per share
Basic	$(0.88)	$0.02	$0.73	$0.92	$1.51	$1.29
Diluted	$(0.88)	$0.02	$0.72	$0.91	$1.48	$1.27

(See footnotes on next page)

	At or For the Year Ended December 31,	At or For the Three Months Ended December 31,	At or for the year ended September 30,
Key Operating Ratios: (1)	2006	2005	2005	2004	2003	2002

Performance Ratios: (1)
Return on average assets	(0.38)%	.03%	.30%	.34%	.59%	.67%
Return on average equity	(4.48)	.40	3.65	4.97	8.28	8.09
Average interest-earning assets to average interest-bearing liabilities	104.02	104.00	106.63	104.82	105.83	107.27
Interest rate spread (2)	2.84	2.49	2.25	2.40	2.96	3.74
Net interest margin (2)	3.00	2.63	2.45	2.52	3.13	3.99
General, administrative and other expense to average assets	1.99	1.78	1.69	1.61	1.65	2.07
Dividend payout ratio	n/a	750.00	82.19	32.61	—	—

Asset Quality Ratios:
Nonperforming assets to total assets at end of period (3)	2.54%	1.82%	2.07%	.71%	1.16%	1.30%
Allowance for loan losses to nonperforming loans at end of period	71.20	71.67	66.32	182.87	134.15	102.19
Allowance for loan losses to total loans at end of period	2.05	1.42	1.72	1.64	1.57	1.37

Capital and Other Ratios:
Average stockholders’ equity to average assets	8.54%	8.55%	8.35%	6.77%	7.07%	8.22%
Tangible stockholders’ equity to tangible assets	7.12	8.07	9.75	8.38	7.51	8.75
Tier 1 capital to risk-weighted assets	10.52	11.02	14.29	13.79	11.94	13.69

(1)                                  All ratios are based on average monthly balances during the respective periods prior to fiscal year ended September 30, 2004.  With respect to the fiscal year September 30, 2005 and later, all ratios are based on average daily balances.

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

PEOPLES COMMUNITY BANCORP, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

General

The Company’s profitability depends primarily on net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities, investment securities and interest-earning deposits in other financial institutions, and interest expense, principally on interest-bearing deposits and borrowings from the Federal Home Loan Bank.  Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing.  The Company’s profitability also depends, to a lesser extent, on the level of other income, the provision for losses on loans, general, administrative and other expenses and federal income taxes.

The Company’s operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond management’s control.

During the period between September 30, 2004 and December 31, 2006, total assets increased $139.0 million or 15.6% from $889.1 million to $1.0 billion.  The Company’s growth has been funded primarily by deposits and supplemented by borrowings from the Federal Home Loan Bank.

As previously announced, the Board of Directors of the Company adopted an amendment to Article VI of the Company’s Bylaws to change the Company’s fiscal year end from September 30, to December 31, effective retroactively to January 1, 2006, in order to increase operational efficiency.  As a result, the consolidated statements of financial condition compares December 31, 2006 to December 31, 2005, while the consolidated statements of operations, the consolidated statements of comprehensive income (loss), and the consolidated statements of cash flow reflect, as applicable, the twelve month period ended December 31, 2006, the three month period ended December 31, 2005, the twelve month period ended September 30, 2005 and the twelve month period ended September 30, 2004.  Further, for purposes of this section, the discussion of changes in financial condition compares December 31, 2006 to December 31, 2005 and the discussion of results of operations compares the year ended December 31, 2006 to the year ended September 30, 2005 as well as the year ended September 30, 2005 to the year ended September 30, 2004.

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

	Year ended			Year ended
	December 31, 2006			September 30, 2005			September 30, 2004
	Average	Interest		Average	Interest		Average	Interest
	outstanding	earned/	Yield/	outstanding	earned/	Yield/	outstanding	earned/	Yield/
	balance	paid	rate	balance	paid	rate	balance	paid	rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	870,327	61,096	7.02%	$655,256	$41,628	6.35%	$588,251	$34,712	5.90%
Mortgage-backed securities	60,474	2,467	4.08	204,500	5,292	2.59	203,638	4,908	2.41
Investment securities (2)	17,473	951	5.44	13,992	664	4.75	12,509	480	3.84
Interest-earning deposits	18,206	961	5.28	5,327	164	3.08	4,175	71	1.70
Total interest-earning assets	966,480	65,475	6.77	879,075	47,748	5.43	808,573	40,171	4.97
Non-interest-earning assets	93,635			57,477			43,683
Total assets	$1,060,115			$936,552			$852,256
Interest-bearing liabilities:
Savings and checking accounts	$230,353	6,162	2.65	$190,901	4,250	2.23	$151,613	2,790	1.84
Money market deposit accounts	20,303	395	1.92	25,019	306	1.22	33,482	407	1.22
Certificates of deposit	478,148	20,682	4.30	295,636	10,671	3.61	273,428	8,275	3.03
FHLB advances and other borrowings	173,622	7,163	4.13	296,527	9,934	3.35	300,324	7,702	2.56
Subordinated debentures	26,740	2,083	7.79	16,299	1,043	6.40	12,566	639	5.09
Total interest-bearing liabilities	929,166	36,485	3.93	824,382	26,204	3.18	771,413	19,813	2.57
Non-interest-bearing liabilities	40,384			33,933			23,107
Total liabilities	969,550			858,315			794,520
Stockholders’ equity	90,565			78,237			57,736
Total liabilities and stockholders’ equity	$1,060,115			$936,552			$852,256
Net interest income		$28,990			$21,544			$20,358
Interest rate spread			2.84%			2.25%			2.40%
Net interest margin (3)			3.00%			2.45%			2.52%
Average interest-earning assets to average interest-bearing liabilities			104.02%			106.63%			104.82%

(1)                                     Includes non-accruing loans.

(2)                                     Includes Federal Home Loan Bank and Federal Home Loan Mortgage Corp. stock and other equity securities.

(3)                                     Equals net interest income divided by average interest-earning assets.

Rate/Volume Analysis

The following table shows the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities affected the Company’s interest income and expense during the periods indicated.  For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), and (ii) changes in rate (change in rate multiplied by prior year volume).  The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	September 30, 2005 to December 31, 2006 Increase (Decrease) Due to Changes In			September 30, 2004 to September 30, 2005 Increase (Decrease) Due to Changes In
	Rate	Volume	Total	Rate	Volume	Total
	(In thousands)
Interest-earning assets:
Loans receivable	$4,698	$14,770	$19,468	$2,816	$4,100	$6,916
Mortgage-backed securities	12,599	(15,424)	(2,825)	363	21	384
Investment securities (1)	105	182	287	123	61	184
Interest-earning deposits	182	615	797	69	24	93
Total interest-earning assets	17,584	143	17,727	3,371	4,206	7,577

Interest-bearing liabilities:
Savings and checking accounts	912	1,000	1,912	656	804	1,460
Money market deposit accounts	133	(44)	89	—	(101)	(101)
Certificates of deposit	2,367	7,644	10,011	1,683	713	2,396
FHLB advances and other borrowings	3,552	(6,323)	(2,771)	2,328	(96)	2,232
Subordinated debentures	152	888	1,040	(152)	556	404
Total interest-bearing liabilities	7,116	3,165	10,281	4,515	1,876	6,391
Increase in net interest income	$10,468	$(3,022)	$7,446	$(1,144)	$2,330	$1,186

(1)         Includes Federal Home Loan Bank stock and certificates of deposit at other institutions.

Discussion of Financial Condition Changes from December 31, 2005 to December 31, 2006

At December 31, 2006, the Company’s total assets amounted to $1.0 billion, a decrease of $12.8 million, or 1.2%, compared to total assets at December 31, 2005.  The decrease in assets was comprised primarily of a $38.7 million net decrease in loans receivable and a $17.6 million net decrease in investment securities, partially offset by an increase of $67.1 million in assets from the acquisition of Mercantile Financial Corporation (“Mercantile”) and its subsidiary, Mercantile Savings Bank, in June 2006.

Liquid assets (i.e. cash and interest-bearing deposits) totaled $57.4 million at December 31, 2006, an increase of $35.9 million, or 166.5%, compared to the amount at December 31, 2005.  The increase in liquid assets as of December 31, 2006 was a result of future cash flow requirements and the current favorable interest rate environment for short-term investments.  Approximately $25.0 million was invested in fed funds with a yield of 5.16% on December 31, 2006.

Investment securities totaled $56.9 million at December 31, 2006, a decrease of $17.6 million, or 23.6%, from the amount at December 31, 2005.  The decrease was comprised primarily of $24.1 million in sales and principal repayments, partially offset by the $7.4 million in investment securities acquired in the acquisition of Mercantile.

Loans receivable totaled $812.6 million at December 31, 2006, a decrease of $38.7 million, or 4.5%, over December 31, 2005 levels. Loan disbursements amounted to $341.6 million during fiscal 2006, which were offset by principal repayments of $366.5 million and loans and participations sold totaling $34.6 million.  Over the past five fiscal years, the Bank has placed an increasing emphasis on multi-family residential loans, nonresidential real estate and land loans, construction loans, unsecured commercial loans and consumer loans.  As a result, as a percentage of the total loan portfolio, one- to four-family residential loans have decreased from 57.8% at September 30, 2001 to 38.3% at December 31, 2006, while multi-family residential loans, construction loans, commercial loans and consumer loans have increased during the same time period from 8.7% to 13.7%, 15.0% to 26.2%, 2.3% to 3.5% and 0.5% to 2.6%, respectively.  During the same time period, nonresidential real estate and land loans remained constant at 15.7% of the total loan portfolio.  Nonresidential real estate lending and unsecured commercial lending are generally considered  to involve  a higher degree of risk than residential real estate lending due to the relatively  larger loan amounts and the effect of general economic conditions on the successful operation of the related business and/or income-producing properties.  Peoples has endeavored to reduce such risk by evaluating the credit history and past performance of the borrower, the location of the real estate, the quality of the borrowers’ management, the debt service ratio, the quality and characteristics of the income stream generated by the business or the property and appraisals supporting the property’s valuation, as applicable.

The allowance for loan losses totaled $18.4 million at December 31, 2006, an increase of $4.9 million, or 36.6% compared to the allowance at December 31, 2005.  Due primarily to an increase in internally classified loans, significant charge-offs during the year, the moderate downturn in the local economy, and the relative credit risk of the loan portfolio, $17.5 million was added to the allowance through the provision for losses on loans during fiscal 2006.  Approximately $302,000 of the allowance for loan losses was obtained in the acquisition of Mercantile, while approximately $13.1 million of loans were charged-off during the year.  The charged-off loans were comprised of $4.1 million in loans secured by one- to four-family residential real estate (including non-owner occupied investment property), $2.4 million in loans secured by multi-family residential real estate, $1.6 million in construction loans, $1.3 million in loans secured by commercial real estate and land, and $3.7 million in commercial and consumer loans.  The increase in charged-off loans was primarily due to real estate investors and developers experiencing financial difficulties.

The allowance for loan losses represented 2.1% and 1.4% of total loans at December 31, 2006 and 2005, respectively.  The allowance for loan losses represented 71.2% and 71.7% of nonperforming loans at December 31, 2006 and 2005, respectively.  Nonperforming assets totaled $26.1 million and $18.9 million at December 31, 2006 and 2005, respectively.  Nonperforming assets at December 31, 2006 consisted of $7.1 million of loans secured by one- to four-family residential real estate, $4.2 million of  loans secured  by  multi-family residential real estate, $8.3 million of loans secured by nonresidential real estate and land, $2.3 million in construction loans, $2.1 million of commercial and consumer loans, $1.7 million of loans 90 days or more past due and still accruing, and $333,000 in foreclosed real estate.  The Bank’s management continues to aggressively pursue the collection and resolution of all delinquent loans.

At December 31, 2006, non-accrual loans secured by one- to four-family residential real estate consisted of $4.4 million in owner-occupied residences and $2.7 million in non-owner occupied residences, each with an average balance of $67,000.  Two borrowers represented $1.0 million of the non-owner occupied one- to four-family residential non-accrual loans.

Non-accrual loans secured by multi-family residential real estate amounted to $4.2 million at December 31, 2006, with an average balance of $386,000.  Two borrowers represented $3.4 million of this total, with the largest borrower owing $1.8 million.  Commercial real estate and land secured non-accrual loans totaled $8.3 million at December 31, 2006.  The average balance of these 22 loans was $376,000.  Three borrowers represented $5.0 million of the non-accrual loans secured by commercial real estate and land, with the largest borrower owing $2.4 million.

Non-accrual construction loans totaled $2.3 million at December 31, 2006, with an average balance of $177,000.  Approximately $2.0 million of these construction loans are secured by one- to four-family residential real estate.  Commercial and consumer non-accrual loans totaled $2.1 million, with $2.0 million of these loans being unsecured. The Bank is currently analyzing its non-owner occupied, residential investment portfolio, and its unsecured commercial portfolio, in light of the local economic conditions, to assess various actions to reduce credit risk in these portfolios.

Management has considered these loan concentrations as a part of its overall evaluation of the adequacy of the Bank’s allowance for loan losses.  Although management believes that its allowance for loan losses at December 31, 2006 was appropriate based upon the available facts and circumstances at such time, there can be no assurance that additions to such allowance will not be necessary in future periods, which would adversely affect the Bank’s results of operations.

Deposits totaled $755.3 million at December 31, 2006, an increase of $28.6 million, or 3.9%, over the total at December 31, 2005.  Total demand, transaction and savings deposits decreased by $29.2 million, or 10.2%, to $256.0 million at December 31, 2006, while total certificates of deposit increased by $57.8 million, or 13.1%, to $499.3 million at December 31, 2006.  A total of $48.7 million in deposits were obtained in the acquisition of Mercantile Savings Bank in June 2006.  Management continues its efforts to grow deposits through competitive pricing strategies on all deposit products, which include advertised special rates on certificates of deposit and development of new products.  The shift in deposit mix was primarily due to the rate sensitive nature of the Company’s depositors in a rising interest rate environment.

Advances from the Federal Home Loan Bank and other borrowings totaled $156.9 million at December 31, 2006, a decrease of $36.2 million, or 18.8%, compared to December 31, 2005 totals.  The Bank obtained $6.4 million of FHLB advances in June 2006 in conjunction with the acquisition of Mercantile.  During fiscal year 2006, $50.0 million in fixed-rate convertible FHLB advances were paid in full on their conversion date with no penalty using available cash and proceeds from both mortgage-backed security repayments and loan sales and payments.  In December 2006, the Bank took advantage of a fixed rate advance special with FHLB for $25.0 million.  This special offering provides a fixed rate of interest of 4.07% for a minimum of 1 year and a maximum of 10 years.  After the first year and quarterly thereafter, the FHLB has the option to require the borrower to prepay the advance without a fee or allow the advance to remain at the original contracted fixed rate.

In December 2006, the Company redeemed $12.9 million of subordinated debentures issued by the Delaware trust owned by the Company (the “Trust I”).  These adjustable-rate debt securities were issued in November 2001 and were redeemed with no penalty.  Partial funding on a $17.5 million adjustable-rate line of credit that the Company obtained with a local financial institution was utilized to pay the debt securities.  At the time, this refinancing resulted in a decreased cost of approximately 175 basis points.  As of December 31, 2006, the Company had a balance of $12.7 million on the line of credit.

Stockholders’ equity totaled $87.6 million at December 31, 2006, an increase of $1.6 million, or 1.8%, over the amount at December 31, 2005.  The increase resulted primarily from $7.6 million in stock issued for the acquisition of Mercantile, the amortization effects of the stock benefit plans totaling $616,000 and a $168,000 decrease in net unrealized losses on available for sale securities, which were substantially offset by net losses of $4.1 million and dividends paid on common stock totaling $2.8 million.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2006 and September 30, 2005

General

The inclusion of the accounts of American State Bank, Peoples Federal Savings Bank, and Mercantile Savings Bank, which the Company acquired in June 2005, December 2005, and June 2006, respectively, in transactions accounted for using the purchase method of accounting, contributed to the increases in the level of income and expense during the fiscal year ended December 31, 2006, compared to the year ended September 30, 2005.  In accordance with the purchase method of accounting, the consolidated statement of earnings for the fiscal year ended September 30, 2005 was not restated for the acquisition.

The Company recorded a net loss of $4.1 million for the fiscal year ended December 31, 2006, compared to net earnings of $2.9 million for the fiscal year ended September 30, 2005.  The net loss was primarily due to an increase in the provision for losses on loans of $13.9 million, and an increase of $5.3 million, or 33.5%,  in general, administrative and other expense, partially offset by a $7.4 million, or 34.6%, increase in net interest income, an increase of $1.1 million, or 52.0%, in other income, and a $3.7 million decrease in provision for federal income taxes.

Net Interest Income

Total interest income amounted to $65.5 million for the fiscal year ended December 31, 2006, a $17.7 million, or 37.1%, increase over the fiscal year ended September 30, 2005.  The increase was due to an $87.4 million, or 9.9%, increase in average interest-earning assets, coupled with a 134 basis point increase in the average yield for the year ended December 31, 2006 compared to the year ended September 30, 2005.

Interest income on loans totaled $61.1 million for the fiscal year ended December 31, 2006, an increase of $19.5 million, or 46.8%, from the year ended September 30, 2005.  This increase was primarily due to a $215.1 million, or 32.8%, increase in the average portfolio balance outstanding for the year ended December 31, 2006 compared to the year ended September 30, 2005, coupled with a 67 basis point increase in the weighted-average yield to 7.02% for fiscal 2006. The increase in the average balance was primarily due to $122.6 million and $38.0 million in loans obtained in the acquisition of Peoples Federal and Mercantile, respectively, in fiscal 2006, coupled with continued strong loan origination activity, particularly with respect to single-family residential loans, construction loans, and nonresidential real estate and land loans.  The increase in the Bank’s yield reflects a moderate upward shift in market rates and the corresponding impact on adjustable-rate loans as well as new originations in higher yielding loan products.

Interest income on mortgage-backed securities totaled $2.5 million for fiscal 2006, a decrease of $2.8 million, or 53.4%, compared to the year ended September 30, 2005, due to a $144.0 million, or 70.4%, decrease in the average balance outstanding for the year ended December 31, 2006 compared to the year ended September 30, 2005, partially offset by a 149 basis point increase in the weighted-average yield. The decrease in the average balances of the mortgage-backed securities was primarily due to approximately $108.9 million of securities sold in the three months ended December 31, 2005, in order to restructure a portion of the securities portfolio, repay higher rate short-term advances and manage balance sheet growth.  Interest income on investment securities and interest-bearing deposits totaled $1.9 million, an increase of $1.1 million, or 130.9%, due primarily to a $16.4 million, or 84.7%, increase in the average balance of  the related assets,  in conjunction with a 107 basis point increase in the weighted-average yield for the year ended December 31, 2006 compared to the year ended September 30, 2005.  The increase in interest-bearing deposits is primarily due to future cash flow requirements and the current favorable interest rate environment for short-term investments.  The increase in the weighted-average yields of the mortgage-backed securities, investment securities and interest-bearing deposits was due to an increase in market rates and the repricing of adjustable-rate securities held in the portfolio.

Interest expense on deposits totaled $27.2 million for the fiscal year ended December 31, 2006, an increase of $12.0 million, or 78.9%, over the $15.2 million recorded in the year ended September 30, 2005.  The increase was due primarily to a $217.1 million, or 42.5%, increase in the average balance of deposits outstanding for the year ended December 31, 2006 compared to the year ended September 30, 2005, coupled with increase in the weighted-average cost of deposits of 76 basis points, to 3.74% for fiscal 2006.  The increase in the average balance was primarily due to $88.7 million and $48.7 million in deposits obtained in the acquisitions of Peoples Federal and Mercantile, respectively, in fiscal 2006, in addition to continued marketing efforts.  The increase in the average cost of deposits was primarily due to the increase in market interest rates, as well as advertised special rates on certificates of deposits throughout the year.

Interest expense on borrowings totaled $9.2 million for fiscal 2006, a decrease of $1.7 million, or 15.8%, compared to the year ended September 30, 2005, due primarily to a $122.5 million decrease in the average balance of borrowings outstanding, partially offset by a 111 basis point increase in the average cost of borrowings for fiscal 2006.  During the three months ended December 31, 2005, the Bank repaid approximately $100.0 million of short-term advances at a weighted average rate of 4.27%, using the proceeds from the sale of investment securities with a weighted average rate of 3.16%.  The increase in the average cost of borrowings was due primarily to the increase in interest rates on overnight adjustable-rate advances from the Federal Home Loan Bank, which the Bank utilized primarily to manage daily cash flow.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $7.4 million, or 34.6%, during the fiscal year ended December 31, 2006, compared to fiscal year ended September 30, 2005.  The interest rate spread amounted to 2.84% for fiscal 2006 compared to 2.25% for the year ended September 30, 2005.  The net interest margin totaled 3.00% and 2.45% for the fiscal years ended December 31, 2006 and September 30, 2005, respectively.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank’s market area, and other factors related to the collectibility of the Bank’s loan portfolio.  After considering the above factors, management recorded a provision for losses on loans totaling $17.5 million and $3.6 million for the fiscal years ended December 31, 2006 and September 30, 2005, respectively.  The provision recorded during the fiscal 2006 period was predicated on higher non-performing, classified and criticized assets for the fiscal year 2006, as well as significant charge-offs during 2006.  The increase in such loans is primarily due to delinquent loans in the Bank’s non-owner occupied (investment property) residential loan portfolio and its acquisition, development, and construction loan portfolio.  The delinquencies in these portfolios are due primarily to the moderate downturn in the local economy and resultant cash flow issues faced by local property investors and developers.  There can be no assurance that the allowance for loan losses will be sufficient to cover losses on nonperforming loans in the future.

Other Income

Other income totaled $3.2 million for the fiscal year ended December 31, 2006, an increase of $1.1 million, or 52.0%, compared to the year ended September 30, 2005.  The increase was due primarily to a $1.2 million, or 95.4%, increase in other operating income, and an increase of $527,000 in income from bank-owned life insurance.  In fiscal 2006, the Company recognized twelve months of income from bank-owned life insurance which it acquired at the end of June 2005, compared to three months of income recognized during the twelve months ended September 30, 2005.  The increase in other operating income resulted primarily from an increase of approximately $652,000 in fees generated from the growth in deposit accounts and $111,000 in loan servicing fees relating to the loan servicing portfolio obtained in the acquisition of Mercantile in June 2006.  These increases were partially offset by a decrease in the gain on sale of securities of $641,000, or 86.5%.

General, Administrative and Other Expense

General, administrative and other expense totaled $21.1 million for the fiscal year ended December 31, 2006, an increase of $5.3 million, or 33.5%, compared to the fiscal year ended September 30, 2005.  This increase resulted primarily from a $1.8 million, or 22.1%, increase in employee compensation and benefits, a $926,000, or 35.9%, increase in occupancy and equipment expense, a $102,000, or 11.7%, increase in franchise tax, a $1.5 million increase in amortization of intangibles, an $839,000, or 27.0%, increase in other operating expense, and an $88,000, or 9.6%, increase in data processing expense.

The Bank employed approximately 217 and 169 full-time employees as of December 31, 2006 and September 30, 2005, respectively.  A total of 23 full-time employees were added in conjunction with the acquisitions of Peoples Federal in December 2005 and Mercantile in June 2006.  The increase in employee compensation and benefits was also due to the increase in staffing levels to support growth in the overall infrastructure of the Company, as well as normal merit increases and increases in other employee benefit costs.

The increase in occupancy and equipment expense primarily reflects increased depreciation and maintenance costs associated with the three offices in Southeast Indiana acquired with the purchase of American State Bank in June 2005, the three offices in Southeast Indiana acquired with the purchase of Peoples Federal Savings Bank in December 2005 and the one office in Cincinnati acquired with the purchase of Mercantile Savings Bank in June 2006. The increase in franchise taxes reflects the continued growth of the equity in the Bank.  The increase in amortization of intangibles was due to the additional core deposit intangibles recorded in conjunction with the acquisitions of American State in June 2005, Peoples Federal in December 2005 and Mercantile in June 2006.  The increase in other operating expense was primarily due to increased loan collection expenses of approximately $310,000, and an increase in other operating costs associated with the Bank’s overall growth for the year ended December 31, 2006 compared to the year ended September 30, 2005.

Federal Income Taxes

The Company recorded a credit provision for federal income taxes totaling $2.3 million for the fiscal year ended December 31, 2006, compared to a provision of $1.4 million for fiscal year ended September 30, 2005.  The effective tax rate was 32.4% for the fiscal year ended September 30, 2005.

Results of Operations for the Three Months Ended December 31, 2005

Net earnings amounted to $87,000 for the three months ended December 31, 2005.  Net interest income for the three-months totaled $6.2 million and federal income tax benefits totaled $34,000, which were substantially offset by $900,000 in provision for losses on loans, $4.5 million in general, administrative and other expenses, and a $764,000 loss in other income.

Approximately $1.4 million in securities losses was recorded in the three-months ended December 31, 2005.  The Company sold certain investment securities in order to (i) restructure a portion of its securities portfolio, (ii) repay higher rate short-term advances and (iii) manage balance sheet growth.  To implement this restructuring, the Company sold $108.9 million of investment securities, of which $108.4 million consisted of adjustable-rate mortgage-backed securities with a weighted average interest yield of 3.16%.  The Company used a significant portion of such proceeds to repay $100.0 million of short-term advances with a weighted average rate of 4.27%.  The restructuring was also undertaken to manage the Company’s growth in light of the acquisition of PFS Bancorp in December 2005.

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

The Company recorded net earnings of $2.9 million for both fiscal years ended September 30, 2005 and September 30, 2004.  Net interest income increased by $1.2 million, or 5.8% to $21.6 million and total other income increased by $933,000, or 79.0% to $2.1 million for the fiscal year ended September 30, 2005 as compared to the fiscal year ended September 30, 2004.  These increases in income were substantially offset by an increase of $2.1 million, or 15.1%, to $15.8 million in general, administrative and other expenses for the fiscal year ended September 30, 2005.

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

Federal Income Taxes

The Company recorded a tax provision totaling $1.4 million for the fiscal year ended September 30, 2005, compared to a provision of $1.3 million for fiscal 2004.  The effective tax rates were 32.4% and 31.5% for the fiscal years ended September 30, 2005 and 2004, respectively.

Exposure to Changes in Interest Rates

The Company’s ability to maintain net interest income depends upon its ability to earn a higher yield on interest-earning assets than the rates paid on deposits and borrowings.  The Bank’s ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest fluctuate.  Historically long-term, fixed-rate mortgage loans made up a significant portion of Peoples interest-earning assets.  A predominance of long-term fixed-rate loans would make Peoples particularly susceptible to the risk of changing interest rates, particularly in a rising rate environment.  However, during fiscal 2000, the Bank began to emphasize the origination of adjustable-rate mortgage (“ARM”) loans and shorter-term loans such as non-residential real estate loans, construction loans, commercial loans and consumer loans, in an effort to improve its interest rate risk position.  As a result, at December 31, 2006, approximately $346.2 million, or 38.7%, of the Company’s loan portfolio consisted of loans with fixed-rates of interest and approximately $549.1 million, or 61.3%, had adjustable-rates of interest.  Further, nonresidential real estate and land loans, construction loans, commercial loans and consumer loans totaled $429.7 million or 48.0% of the total loan portfolio at December 31, 2006 compared to $203.6 million or 36.6% of the total loan portfolio at September 30, 2002.  These loans typically have higher rates and/or shorter terms to maturity compared to single-family residential mortgage loans.

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

The following tables present the Bank’s net portfolio value as of December 31, 2006 and December 31, 2005, as calculated by the OTS, based on information provided to the OTS by the Bank.

December 31, 2006
						Change in
Change in					Net Portfolio	Net Portfolio
Interest Rates					Value as a % of	Value as a % of
In Basis Points			Net Portfolio		Portfolio Value	Portfolio Value
(Rate Shock)		Amount	Value $ Change	% Change	of Assets	of Assets
(Dollars in thousands)
300	bp	$93,611	$(26,697)	(22)%	9.46%	(231	)bp
200		104,620	(15,688)	(13)	10.44	(133)
100		113,622	(6,685)	(6)	11.22	(55)
0		120,308	—	—	11.77
(100)		123,615	3,307	3	12.00	23
(200)		122,663	2,355	2	11.82	5

December 31, 2005
						Change in
Change in					Net Portfolio	Net Portfolio
Interest Rates					Value as a % of	Value as a % of
In Basis Points			Net Portfolio		Portfolio Value	Portfolio Value
(Rate Shock)		Amount	Value $ Change	% Change	of Assets	of Assets
(Dollars in thousands)
300	bp	$98,572	$(9,897)	(9)%	9.83%	(67	)bp
200		103,120	(5,348)	(5)	10.17	(32)
100		106,653	(1,816)	(2)	10.41	(8)
0		108,469	—	—	10.49
(100)		106,622	(1,847)	(2)	10.24	(26)
(200)		99,841	(8,627)	(8)	9.53	(96)

As shown by the 2006 table above, a 100 basis point increase in interest rates would result in a decrease in the Bank’s net portfolio value based on OTS calculations as of December 31, 2006.  A 200 and 300 basis point increase would result in larger decreases in net portfolio value. Conversely, the 2006 table indicates an increase in net portfolio value at a 100 and 200 basis point decrease in interest rates.  The instantaneous shock as indicated in the tables is subject to periodic interest rate adjustments and caps as dictated by the underlying notes.

The Bank’s fixed-rate loans help its profitability if interest rates are stable or declining, since these loans have yields that exceed its cost of funds.  However, if interest rates increase, the Bank would have to pay more on its deposits and new borrowings, which would adversely affect its interest rate spread.  Historically, the Bank has been able to maintain relatively stable levels of net interest income despite the interest rate risk inherent in its operations.  The Bank attempts to mitigate potential exposure to interest rate risk by:

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

(4)           Purchasing adjustable-rate mortgage-backed securities;

(5)           Utilizing fixed-rate longer-term advances offered by the Federal Home Loan Bank; and

(6)           Developing a strong core deposit base.

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

Liquid assets as of December 31, 2006, included cash and deposits in other financial institutions totaling $57.5 million, in addition to investment securities and mortgage-backed securities available for sale at a total market value of $56.9 million.  These liquid assets as well as the ability to borrow funds, sell loan participations and attract deposits through local pricing or through brokers will allow the Bank to meet its obligations and commitments as indicated in the table below.  Any future excess liquidity generated via operations will be utilized to repay borrowings or purchase investment and mortgage-backed securities.

The following table sets forth information regarding the Bank’s obligations and commitments to make future payments under contract as of December 31, 2006.

	Payments due by period
	Less			More
	than	1-3	3-5	than
	1 year	years	years	5 years	Total
	(In thousands)
Contractual obligations:
Operating lease obligations	$67	$76	$76	$45	$264
Contracts to purchase office premises	—	—	—	—	—
Advances from the Federal Home Loan
Bank and other borrowings	6,452	6,384	101,955	29,394	144,185
Certificates of deposit	380,956	70,414	47,922	—	499,292

Amount of commitments expiring per period
Commitments to originate loans:
Consumer lines of credit	25,660	—	—	—	25,660
Commercial lines of credit	5,090	—	—	—	5,090
One-to-four family and multi-family loans	3,307	—	—	—	3,307
Non-residential real estate and land loans	1,736	—	—	—	1,736
Commitments to fund commercial or other:
Letters of credit	5,756	—	—	—	5,756
Total contractual obligations	$429,024	$76,874	$149,953	$29,439	$685,290

The Bank is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 4.0% and 8.0%, respectively.  At December 31, 2006, the Bank exceeded each of the capital requirements with tangible, core and risk-based capital ratios of 8.5%, 8.5% and 12.6%, respectively.

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein regarding the Company have been prepared in accordance with accounting principles generally accepted in the United States of America, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.  Unlike most industrial companies, virtually all of the Company’s assets and liabilities are monetary in nature.  As a result, interest rates generally have a more significant impact on the Company’s performance than does the effect of inflation.  Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Peoples Community Bancorp, Inc.
West Chester, Ohio

We have audited the accompanying consolidated balance sheets of Peoples Community Bancorp, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for the year ended December 31, 2006, the three-month period ended December 31, 2005 and for each of the two years in the period ended September 30, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Community Bancorp, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year ended December 31, 2006, the three-month period ended December 31, 2005 and for each of the two years in the period ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Cincinnati, Ohio
March 27, 2007

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

(In thousands, except share data)

	2006	2005
ASSETS
Cash and due from banks	$26,272	$19,988
Interest-bearing deposits in other financial institutions	31,187	1,570
Cash and cash equivalents	57,459	21,558

Securities designated as available for sale	56,899	74,482
Loans receivable - net	812,578	851,270
Office premises and equipment	27,879	25,287
Real estate acquired through foreclosure	333	188
Federal Home Loan Bank stock	14,024	13,122
Accrued interest receivable	5,461	5,204
Bank-owned life insurance	17,093	15,320
Prepaid expenses and other assets	3,404	5,852
Goodwill	23,911	20,282
Intangible Assets	5,903	5,330
Deferred federal income taxes	3,135	3,017

Total assets	$1,028,079	$1,040,912

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits	$755,261	$726,629
Advances from the Federal Home Loan Bank and Other Borrowings	156,885	193,132
Subordinated debentures	15,464	28,351
Accrued interest payable	577	700
Other liabilities	12,276	6,053
Total liabilities	940,463	954,865

Commitments and contingent liabilities	—	—

Stockholders’ equity
Common stock - 15,000,000 shares of $.01 par value authorized; 4,829,699 and 4,424,449 shares issued at December 31, 2006 and 2005, respectively	48	44
Additional paid-in capital	70,987	62,945
Retained earnings	17,929	24,785
Shares acquired by stock benefit plan	(1,212)	(1,423)
Accumulated comprehensive loss	(136)	(304)
Total stockholders’ equity	87,616	86,047

Total liabilities and stockholders’ equity	$1,028,079	$1,040,912

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data)

	For Year Ended	For Three Months	For Years Ended
	December 31,	December 31,	September 30,
	2006	2005	2005	2004
Interest income
Loans	$61,096	$12,620	$41,628	$34,712
Mortgage-backed securities	2,467	1,463	5,292	4,908
Investment securities	951	245	664	480
Interest-bearing deposits and other	961	74	164	71
Total interest income	65,475	14,402	47,748	40,171

Interest expense
Deposits	27,239	5,111	15,226	11,472
Borrowings	9,246	3,044	10,978	8,341
Total interest expense	36,485	8,155	26,204	19,813

Net interest income	28,990	6,247	21,544	20,358

Provision for losses on loans	17,450	900	3,600	3,600

Net interest income after provision for losses on loans	11,540	5,347	17,944	16,758

Other income
Gain (loss) on sale of investment securities	100	(1,407)	741	19
Gain (loss) on sale of branch premises, deposits and loans	(59)	(15)	(58)	371
Income from bank-owned life insurance	685	162	158
Other operating	2,487	496	1,273	791
Total other income	3,213	(764)	2,114	1,181

General, administrative and other expense
Employee compensation and benefits	10,058	2,343	8,235	7,513
Occupancy and equipment	3,505	728	2,579	2,029
Franchise taxes	975	240	873	705
Data processing	1,004	201	916	1,057
Amortization of intangibles	1,633	116	116	—
Other operating	3,947	902	3,108	2,446
Total general, administrative and other expense	21,122	4,530	15,827	13,750

Earnings (loss) before income taxes	(6,369)	53	4,231	4,189

Federal income taxes (benefits)
Current	(817)	493	1,945	2,165
Deferred	(1,491)	(527)	(570)	(845)
Total federal income taxes (benefits)	(2,308)	(34)	1,375	1,320

Net Earnings (Loss)	$(4,061)	$87	$2,856	$2,869

Earnings (Loss) per share
Basic	$(.88)	$.02	$.73	$.92

Diluted	$(.88)	$.02	$.72	$.91

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	For Year Ended	For Three Months	For Years Ended
	December 31,	December 31,	September 30,
	2006	2005	2005	2004

Net earnings (loss)	$(4,061)	$87	$2,856	$2,869

Other comprehensive income, net of tax:
Unrealized holding gains (losses) on securities during the period, net of tax effects (benefits) of $120, $(576), $365, and $177 in fiscal year ended December 31, 2006, three months ended December 31, 2005, fiscal year ended September 30, 2005 and September 30, 2004, respectively	234	(1,119)	708	369

Reclassification adjustment for realized losses (gains) included in earnings, net of tax (effects) benefits of $(34), $478, $(252) and $(6) in fiscal year ended December 31, 2006, three monthsended December 31, 2005, fiscal year ended September 30, 2005 and September 30, 2004, respectively	(66)	929	(489)	(13)

Comprehensive income (loss)	$(3,893)	$(103)	$3,075	$3,225

Accumulated comprehensive income (loss)	$(136)	$(304)	$(114)	$(333)

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

 (In thousands)

	Common stock	Additional paid-in capital	Retained earnings	Shares acquired by stock benefit plan	Unrealized gains (losses) on securities designated as available for sale	Total
Balance at October 1, 2003	25	24,478	23,171	(286)	(689)	46,699

Amortization expense of stock benefit plans	—	432	19	263	—	714
Compensation expense relating to vested stock options	—	191	—	—	—	191
Issuance of common shares	14	26,800	—	(700)	—	26,114
Net earnings for the year ended September 30, 2004	—	—	2,869	—	—	2,869
Dividends paid of $.30 per common share	—	—	(1,168)	—	—	(1,168)
Unrealized gains on securities designated as available for sale, net of related tax effects	—	—	—	—	356	356

Balance at September 30, 2004	$39	$51,901	$24,891	$(723)	$(333)	$75,775

Amortization expense of stock benefit plans	—	392	—	221	—	613
Compensation expense relating to vested stock options	—	184	—	—	—	184
Issuance of common shares	5	10,245	—	(962)	—	9,288
Exercise of stock options	—	150	—	—	—	150
Net earnings for the year ended September 30, 2005	—	—	2,856	—	—	2,856
Dividends paid of $.60 per common share	—	—	(2,385)	—	—	(2,385)
Unrealized gains on securities designated as available for sale, net of related tax effects	—	—	—	—	219	219

Balance at September 30, 2005	$44	$62,872	$25,362	$(1,464)	$(114)	$86,700

Amortization expense of stock benefit plans	—	—	—	41	—	41
Compensation expense relating to vested stock options	—	53	—	—	—	53
Exercise of stock options	—	20	—	—	—	20
Net earnings for the three months ended December 31, 2005	—	—	87	—	—	87
Dividends paid of $.15 per common share	—	—	(664)	—	—	(664)
Unrealized losses on securities designated as available for sale, net of related tax effects	—	—	—	—	(190)	(190)

Balance at December 31, 2005 (balance carried forward)	$44	$62,945	$24,785	$(1,423)	$(304)	$86,047

Balance at December 31, 2005 (balance brought forward)	$44	62,945	24,785	(1,423)	(304)	86,047
Amortization expense of stock benefit plans	—	235	—	211	—	446
Compensation expense relating to vested stock options	—	170	—	—	—	170
Exercise of stock options	—	46	—	—	—	46
Issuance of common shares	4	7,591	—	—	—	7,595
Net losses for the year ended December 31, 2006	—	—	(4,061)	—	—	(4,061)
Dividends paid of $.60 per common share	—	—	(2,795)	—	—	(2,795)
Unrealized losses on securities designated as available for sale, net of related tax effects	—	—	—	—	168	168

Balance at December 31, 2006	$48	$70,987	$17,929	$(1,212)	$(136)	$87,616

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For Year Ended	For Three Months	For Years Ended
	December 31,	December 31,	September 30,
	2006	2005	2005	2004
Cash flows provided by (used in) operating activities:
Net earnings (loss) for the year	$(4,061)	$87	$2,856	$2,869
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Amortization of premiums and discounts on securities	628	247	1,768	1,493
Amortization of deferred loan origination fees & premiums	(948)	(413)	(1,630)	(730)
Amortization of premiums and discounts on deposits	(424)	—	—	—
Amortization of premiums and discounts on borrowings	159	(404)	—	—
Expense of stock benefit plans	616	94	797	905
Amortization of other intangible assets	1,633	116	116	—
Amortization of mortgage servicing rights	101	—	—	—
Depreciation	1,407	340	1,116	893
Provision for losses on loans	17,450	900	3,600	3,600
Investment securities dividends	(57)	(12)	(46)	(51)
Federal Home Loan Bank stock dividends	(664)	(165)	(510)	(424)
Income from bank-owned life insurance	(685)	(162)	(158)	—
Undistributed income from investment in Columbia	(172)	(48)	(95)	—
Loss (gain) on sale of securities	(100)	1,407	(741)	(19)
Loss (gain) on sale of branch premises, deposits and equipment	21	(4)	58	(261)
Gain on sale of loans	(9)	—	(93)	(110)
Gain on sale of real estate	(9)	—	—	—
Loss on sale of foreclosed real estate	56	18	33	—
Proceeds from sale of loans in the secondary market	831	—	6,714	10,013
Loans originated for sale in the secondary market	(822)	—	(6,543)	(9,903)
Increase (decrease) in cash, due to changes in:
Accrued interest receivable	(56)	(7)	(882)	(1,030)
Prepaid expenses and other assets	(770)	3,170	580	(2,345)
Accrued interest payable and other liabilities	4,981	(967)	2,062	(161)
Net cash provided by operating activities	19,106	4,197	9,002	4,739

Cash flows provided by (used in) investing activities:
Purchase of investment in Columbia	—	—	(2,524)	—
Sale of investment in Columbia	2,856	—	—	—
Purchase of bank-owned life insurance	—	—	(15,000)	—
Purchases of investment securities and mortgage-backed securities	—		(88,111)	(146,953)
Proceeds from sale of investment securities and mortgage-backed securities designated as available for sale	1,635	108,865	41,919	1,410
Principal repayments on investment securities and mortgage-backed securities	22,425	22,482	76,510	51,489
Proceeds from sale of loans and loan participations	34,635	3,490	1,055	5,003
Principal repayments (disbursements) on loans—net	24,885	(27,889)	(73,387)	(53,067)
Purchase of office premises and equipment	(4,035)	(640)	(6,880)	(6,380)
Proceeds from sale of branch premises, deposits and equipment	15	4	565	988
Purchase of Federal Home Loan Bank stock	—	—	—	(196)
Redemption of Federal Home Loan Bank stock	473	—	—	—
Proceeds from sale of real estate acquired through foreclosure	830	—	880	1,071
Cash received in acquisition of Mercantile Financial Corporation.- net	11,123	—	—	—
Cash paid in acquisition of PFS Bancorp, Inc.—net	—	(30,008)	—	—
Cash received in acquisition of American State Corporation—net	—	—	8,349	—
Net cash provided by (used in) investing activities	94,842	76,304	(56,624)	(146,635)
Net cash provided by (used in) operating and investing activities (balance carried forward)	$113,948	$80,501	$(47,622)	$(141,896)

	For Year Ended	For Three Months	For Years Ended
	December 31,	December 31,	September 30,
	2006	2005	2005	2004
Net cash provided by (used in) operating and investing activities (balance brought forward)	$113,948	$80,501	$(47,622)	$(141,896)

Cash flows provided by (used in) financing activities:
Net increase (decrease) in deposit accounts	(19,627)	25,740	81,768	16,536
Proceeds from Federal Home Loan Bank advances and other borrowings	97,500	49,900	213,000	210,800
Repayment of Federal Home Loan Bank advances and other borrowings	(140,284)	(151,000)	(267,032)	(106,200)
Proceeds from issuance of subordinated debentures	—	—	15,464	—
Redemption of subordinated debentures	(12,887)	—	—	—
Proceeds from issuance of common stock	—	—	10,250	26,814
Dividends paid on common stock	(2,795)	(664)	(2,385)	(1,168)
Proceeds from exercise of stock options	46	20	150	—
Shares acquired by ESOP	—	—	(962)	(700)
Net cash provided by (used in) financing activities	(78,047)	(76,004)	50,253	146,082

Net increase in cash and cash equivalents	35,901	4,497	2,631	4,186

Cash and cash equivalents at beginning of period	21,558	17,061	14,430	10,244

Cash and cash equivalents at end of period	$57,459	$21,558	$17,061	$14,430

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Federal income taxes	$380	$500	$1,200	$3,500

Interest on deposits and borrowings	$36,608	$8,300	$25,587	$20,294

Supplemental disclosure of noncash investing activities:
Transfers from loans to real estate acquired through Foreclosure	$1,008	$—	$1,854	$513

Loans disbursed to facilitate sale of real estate acquired through foreclosure	$—	$—	$1,276	$339

Loans disbursed to facilitate sale of real estate	$308	$—	$—	$490

Common stock issued in acquisition of Mercantile Financial Corp.	$7,595	$—	$—	$—

PEOPLES COMMUNITY BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Peoples Community Bancorp, Inc. (the “Company”) is a registered savings and loan holding company whose activities are primarily limited to holding the stock of Peoples Community Bank (“Peoples” or the “Bank”).  The Company conducts a general banking business in southwestern Ohio and southeastern Indiana which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer and nonresidential purposes.  The Company’s profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds).  Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances.  The level of interest rates paid or received by the Company can be significantly influenced by a number of factors, such as governmental monetary policy, that are outside of management’s control.

The Company has entered into a number of acquisitions, divestitures and other material financial transactions during the years covered by these financial statements.

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

On December 16, 2005, the Company acquired PFS Bancorp, Inc. (“PFS”), the parent company of Peoples Federal Savings Bank (“Peoples Federal”).  Peoples Federal operated three offices in the Southeast Indiana communities of Aurora, Rising Sun, and Vevay.  The Company paid $23.00 in cash for each of the outstanding 1,473,728 shares of PFS, resulting in aggregate merger consideration of approximately $32.8 million.  The acquisition was accounted for using the purchase method of accounting.

On June 9, 2006, the Company acquired Mercantile Financial Corporation (“Mercantile”) and Peoples Community Bank (“Bank”) acquired Mercantile Savings Bank which operated one branch office in Cincinnati, Ohio.  The Bank paid $34.78 in cash and exchanged 43.10 shares of stock for each of the outstanding common shares of Mercantile, resulting in aggregate merger consideration of approximately

$9.3 million, including acquisition costs.  This acquisition complements the Bank’s market area, and increases its market share.

On August 25, 2006, the Board of Directors approved a change of the Company’s and the Bank’s fiscal year end from September 30 to December 31, retroactively to January 1, 2006 in order to increase operational efficiency.

On December 29, 2006, the Company sold its 69,925 shares of Columbia for an aggregate sales price of $2.9 million.  In conjunction with this divesture, the Company converted its charter to a registered savings and loan holding company.

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

The following is a summary of the Company’s significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1.  Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Bank, it’s wholly-owned subsidiary.  All significant inter-company items have been eliminated.  In December 2003, FASB issued a revision to FIN 46 to clarify certain provisions that affected the accounting for trust preferred securities.  As a result of the provisions in FIN 46, Peoples Bancorp Capital Trust I was deconsolidated as of June 30, 2004, with the Company accounting for its investment in Peoples Community Bancorp Capital Trust I as an asset, its subordinated debentures as debt, and the interest paid thereon as interest expense.  The Company had previously classified the trust preferred securities as debt, but eliminated its common stock investment.  The subordinated debentures issued by Peoples Bancorp Capital Trust I were redeemed on December 8, 2006, resulting in Peoples Bancorp Capital Trust I being dissolved.  The investment in Peoples Community Bancorp Capital Trust II is accounted for using provisions of FIN 46 as revised by the FASB.

2.  Investment Securities and Mortgage-Backed Securities

The Company accounts for investments in debt and equity securities as held-to-maturity, trading, or available for sale.  Securities classified as held-to-maturity are carried at cost only if the Company has the positive intent and ability to hold these securities to maturity. Securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to stockholders’ equity.

Realized gains and losses on sales of securities are recognized using the specific identification method.  Amortization of premiums and accretion of discounts are recorded on a principal pay-down method based on the estimated duration of the underlying security.

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

The Company recognizes as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired.  An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to mortgage servicing rights.

The Company assesses the impairment of the capitalized mortgage servicing rights based on fair value.  The mortgage servicing rights recorded by Peoples were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate.  Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio.  Earnings were projected from a variety of sources, including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans.  The present value of future earnings is the “economic” value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

4.  Loan Origination Fees

Peoples’ accounts for loan origination fees received from loans, net of direct origination costs, as deferred items, and amortize such amounts to interest income using the level-yield method, giving effect to actual loan prepayments.  Loan origination costs are limited to the direct costs of originating a loan, i.e., principally direct personnel costs.  Fees received for loan commitments that are expected to be drawn upon, based on Peoples’ experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method.  Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

5.  Allowance for Loan Losses

It is Peoples’ policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral and current  economic conditions in the primary lending area.  When the collection of a loan becomes doubtful, or otherwise troubled, Peoples records a loan charge-off equal to the difference between the fair value of the property securing the loan and the loan’s carrying value.  Major loans (including development projects) and major lending areas are reviewed periodically to determine potential problems at an early date.  The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

Peoples’ accounts for impaired loans based upon the present value of expected future cash flows discounted at the loan’s effective interest rate or, as an alternative, at the loan’s observable market price or fair value of the collateral.  Peoples’ current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

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

8.               Investment in Columbia Bancorp, Inc.

In January 2005, the Company acquired 69,925 shares of Columbia Bancorp, Inc., Cincinnati, Ohio, a privately held bank holding company for an aggregate purchase price of $2.5 million.  These shares represented approximately 38% of Columbia’s issued and outstanding common stock.  The investment was carried at cost, adjusted for the Company’s equity in the undistributed income of Columbia Bancorp, Inc.  In December 2006, the Company sold its investment in Columbia for an aggregate purchase price of $2.9 million.

9.               Goodwill

Goodwill is tested annually for impairment,  If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value.  Subsequent increases in goodwill value are not recognized in the financial statements.  Peoples evaluated the unamortized goodwill balance during fiscal 2006, with no impairment indicated.

In June 2005, December 2005, and June 2006, the Bank acquired American, Peoples Federal and Mercantile resulting in goodwill of approximately $3.9 million, $9.9 million, and $4.0 million, respectively.

The changes in the carrying amount of goodwill for the year ended December 31, 2006, the three-month period ended December 31, 2005 and the years ended September 30, 2005, and 2004, is summarized on the following page.

	For Year Ended	For Three Months	For Years Ended
	December 31,	December 31,	September 30,
	2006	2005	2005	2004
	(In thousands)
Balance at beginning of period	$20,282	$10,028	$6,089	$6,089
Purchase of American State	—	—	3,939	—
Purchase of Peoples Federal and final adjustment	(334)	10,254	—	—
Purchase of Mercantile	3,963	—	—	—
Balance at end of period	$23,911	$20,282	$10,028	$6,089

10.   Other Intangible Assets

The Bank had no other intangible assets at September 30, 2004.  In June 2005, the Bank recorded $1.9 million of core deposit intangibles in conjunction with the acquisition of American State Corporation. In December 2005, the Bank recorded $3.7 million in core deposit intangibles in conjunction with the acquisition of PFS Bancorp, Inc., and recorded $2.2 million in core deposit intangibles in conjunction with the acquisition of Mercantile Financial Corp. in June 2006.

The core deposit intangibles are being amortized on an accelerated basis over an original period of seven years.  The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2006 and 2005 were:

	2006	2005
	(in thousands)
Core deposits
Gross Carrying Amount	$7,768	$5,562
Accumulated Amortization	1,865	232

Amortization expense for the year ended December 31, 2006, the three-month period ending December 31, 2005 and the year ended September 30, 2005 was $1,633,000, $116,000 and $116,000, respectively.  No amortization expense was recorded in fiscal 2004.  The following table summarizes the Bank’s current estimates for future amortization expense of the core deposit intangible

(In thousands)
2007	$1,671
2008	$1,393
2009	$1,116
2010	$839
2011 and thereafter	$884

11.     Loan Servicing

In conjunction with it’s acquisition of Mercantile, the Company obtained approximately $86.7 million of residential mortgage loans serviced for Freddie Mac and Fannie Mae.  Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets.  The unpaid principal balance of mortgage loans serviced for others was $81.1 million at December 31, 2006.  There were no mortgage loans serviced for others at December 31, 2005.

The Bank recorded amortization related to mortgage servicing rights totaling $111,000 for the fiscal year ended September 30, 2004. No mortgage servicing rights existed at September 30, 2005 or 2004.  In conjunction with its acquisition of Mercantile in June 2006, the Bank acquired $926,000 in mortgage servicing rights and recorded amortization related to the mortgage servicing rights totaling $101,000 for the fiscal year ended December 31, 2006.  The balance and fair value of mortgage servicing rights as of December 31, 2006 was $825,000.

12.     Federal Income Taxes

The Company accounts for federal income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes.”  Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods.  Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years’ earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management’s estimate of future taxable income.  A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management’s estimates of taxes payable on future taxable income.  Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

13.  Benefit Plans

Peoples’ has a noncontributory unfunded retirement plan that covers all members of its Board of Directors.  Peoples’ policy is to maintain an accrued liability equal to the present value of benefits computed using a predetermined annual benefit amount at retirement.  The plan provides for immediate and total vesting for all participants.  The provision for director’s retirement expense totaled $94,000,  $19,000, and $45,000 for the fiscal years ended December 31, 2006, September 30, 2005 and 2004, respectively.  There was no provision recorded for the three months ended December 31, 2005.

The Bank has an Employee Stock Ownership Plan (“ESOP”) which provides retirement benefits for substantially all full-time employees who have completed one year of service. The Bank makes annual contributions to the ESOP equal to the ESOP’s debt service less dividends received by the ESOP on unallocated shares.  Shares in the ESOP were acquired using funds provided by a loan from the Company and accordingly the cost of those shares is shown as a reduction of stockholders’ equity.  Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings.  Dividends on unallocated shares are used to repay the loan and are treated as compensation expense.  Compensation expense is recorded equal to the fair market value of the stock for shares committed to be released. The Bank accounts for the ESOP in accordance with Statement of Position (“SOP”) 93-6, “Employers’ Accounting for Employee Stock Ownership Plans.”  SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year.  In April 2004, the Bank added 35,000 shares to the ESOP plan in connection with its secondary stock offering at a total value of $700,000.  In March 2005, an additional 40,000 shares were acquired and added to the ESOP plan at a total value of approximately $962,000.  Expense recognized related to the ESOP totaled $207,000, $43,000, $261,000, and $484,000 for the fiscal year ended December 31, 2006, the three-month period ended December 31, 2005 and the fiscal years ended September 30, 2005, and 2004, respectively.

	For Year Ended	For Three Months	For Years Ended
	December 31	Ended December 31	September 30,
	2006	2005	2005	2004
Allocated shares	96,542	98,921	99,013	86,309
Shares committed to be released	1,875	1,875	—	—
Unearned shares	54,211	63,754	65,629	39,523
Total ESOP shares	152,628	164,550	164,642	125,832

Fair value of unearned shares at end of period (expressed in thousands)	$976	$1,288	$1,401	$910

14.  Share-Based Compensation Plans

Effective October 1, 2005, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment.  The adoption of this Statement had no material impact on the Company’s financial statement as the Company was previously accounting for stock compensation under Statement of Financial Accounting Standards No. 123.  Both Statements utilize the fair value method at grant date for stock compensation and expense such cost against additional paid-in capital in its Consolidated Statement of Financial Condition.

The Bank has two share-based compensation plans, which are described below.  The compensation cost that has been charged against income for those plans was $341,000, $138,000, $507,000, and $454,000 for the fiscal year ended December 31, 2006, the three months ended December 31, 2005 and for the fiscal years ended September 30, 2005 and 2004, respectively.  The total income tax benefit recognized in the income statement for share-based compensation arrangements was $70,000 $47,000, $172,000, and $154,000 for the fiscal year ended December 31, 2006, the three months ended December 31, 2005, and for the fiscal years ended September 30, 2005 and 2004, respectively.

During fiscal 2001 the Board of Directors adopted the Peoples Community Bancorp, Inc. Stock Option and Incentive Plan (the “2001 Plan”) that provides for the issuance of 197,773 shares of authorized but unissued shares of common stock at fair value at the date of grant.  Through December 31, 2006, the Company has granted all options under the 2001 Plan.  The 2004 Stock Option and Incentive Plan (the “2004 Plan”), as approved by stockholders, provides for the issuance of 150,000 shares of authorized but unissued shares of common stock at fair value at the date of grant.  As of December 31, 2006, 49,672 options, net of forfeitures, have been granted under the 2004 Plan.  All option awards are granted with an exercise price equal to the market price of the Company’s stock at the date of grant. Options under both plans have a 10-year term.

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

The fair value of the option grants are estimated on the date of grant using the modified Black-Scholes options-pricing model that uses the assumptions noted in the following table. The objective of the measurement process is to estimate the fair value of options based on the stock price at the grant date, to which employees will become entitled when they have rendered the requisite service and satisfy all other conditions necessary to earn the right to benefit from the options. In deriving the fair value of the stock options through the Black-Scholes model, the stock price at the grant date is reduced by the value of any dividends to be paid during the life of the option, since the options do not give holders the benefit of dividends paid before exercise. The expected life of all options is 10 years. The risk-free rate for the expected term of the option is the constant maturity yield on a U.S. Government obligation, with a term equal to the expected life of the options at the grant date.

	2006	2005	2004

Expected volatility	17.3%	19.5%	26.6%

Weighted average volatility	17.3%	19.5%	26.6%

Expected dividends	3.0%	3.0%	2.5%

Expected term (in years)	10	10	10

Risk-free rate	5.2%	4.0%	4.6%

A summary of the status of the Plan as of and for the fiscal year ended December 31, 2006 is presented below:

			Weighted-Average	Aggregate
			Remaining	Intrinsic
		Weighted-average	Contractual	Value
	Shares	exercise price	Term	($000)
Outstanding at January 1, 2006	177,696	$18.20
Granted	61,480	19.85
Exercised	3,248	14.00
Forfeited & Expired	7,205	20.49

Outstanding at December 31, 2006	228,723	18.63	6.96	297

Options exercisable at December 31, 2006	116,724	16.81	5.30	$297

Weighted-average fair value of options granted during period		$4.52

The weighted-average grant-date fair value of options granted during the year ended December 31, 2006, September 30, 2005 and September 30, 2004 was $4.52, $4.17, and $4.50, respectively.  There were no options granted during the three-month period ended December 31, 2005.  The total intrinsic value of options exercised during the year ended December 31, 2006 and year ended September 30, 2005 was $19,000 and $82,000, respectively.  There were no options exercised during the three months ended December 31, 2005 and the year ended September 30, 2004.

The Company also has a 2001 Management Recognition Plan (“2001 MRP”) which provides for awards of up to 79,109 shares of the Company’s common stock to members of the Board of Directors, management and employees.  As of December 31, 2006, all shares from the 2001 MRP had been awarded to members of the Board of Directors, management and employees.  Common shares awarded to outside members of the Board of Directors were fully expensed when granted, while shares awarded to members of management and employees will vest over a five year period beginning with the date of the award.  Shares awarded under the MRP are distributed from previously authorized but unissued shares.

In 2004, the stockholders approved a 2004 Management Recognition Plan (“2004 MRP”) which provides for awards of an additional 60,000 shares of the Company’s common stock to management and employees.  As of December 31, 2006, 6,781 shares have been awarded from the 2004 MRP.  Shares distributed to recipients of the awards totaled 54,020 shares as of December 31, 2006.

		Weighted-average
		grant date
	Shares	fair value

Nonvested at January 31, 2006	36,251	$20.29
Granted	9,860	19.85
Vested	13,488	18.48
Forfeited	1,059	21.03

Nonvested at December 31, 2006	31,564	$20.90

As of December 31, 2006, there was $784,000 of total unrecognized compensation cost related to the share-based compensation plans.  The cost is expected to be recognized over a weighted-average period of 1.65 years.  The total fair value of shares vested during the year ended December 31, 2006, September 30, 2005 and September 30, 2004 was $268,000, $267,000, and $259,000, respectively.  There were no shares vested during the three-month period ended December 31, 2005.

15.  Earnings Per Share

Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Company’s stock option plan.  There is no adjustment to net earnings (loss) for the calculation of diluted earnings per share.  The computations were as follows:

		Three Months
	Year Ended	Ended	Year Ended
	December 31,	December 31,	September 30,	September 30,
	2006	2005	2005	2004
Weighted-average common shares outstanding (basic)	4,591,802	4,358,840	3,920,398	3,106,694
Dilutive effect of assumed exercise of stock options	—	27,257	38,741	42,657
Weighted-average common shares outstanding (diluted)	4,591,802	4,386,097	3,959,139	3,149,351

Basic earnings per share for each period presented is based upon the weighted-average shares outstanding during the year less unallocated ESOP shares. Options to purchase 46,417, 48,746 and 53,019 shares of common stock and MRP awards of 13,543, 14,486 and 20,564 shares at a weighted-average price of $23.21, $23.21 and $23.21 were outstanding at December 31, 2005 and September 30, 2005, and 2004, respectively, but were excluded from the computation of diluted earnings per share for the period because the exercise price was greater than the average market price of the common shares.

16.  Fair Value of Financial Instruments

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

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 2006 and 2005:

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

Subordinated debentures:  The fair value of the Company’s subordinated debentures has been estimated using discounted cash flow analysis, based on the interest rates currently offered for instruments of similar remaining maturities.

Commitments to extend credit:  For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates.  At December 31, 2006 and 2005, the difference between the fair value and notional amount of loan commitments was not material.

Accrued Interest:   The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Company’s financial instruments at December 31 are as follows:

	2006		2005
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	(In thousands)
Financial assets
Cash and cash equivalents	$57,459	$57,459	$21,558	$21,558
Investment securities	4,230	4,230	3,458	3,458
Mortgage-backed securities	52,669	52,669	71,024	71,024
Loans receivable	812,578	815,357	851,270	848,863
Accrued interest receivable	5,461	5,461	5,204	5,204
Federal Home Loan Bank stock	14,024	14,024	13,122	13,122
	$946,421	$949,200	$965,636	$963,229
Financial liabilities
Deposits	$755,261	$753,745	$726,629	$697,564
Advances from the Federal Home Loan Bank and other borrowings	156,885	155,609	193,132	191,900
Accrued interest payable	577	577	700	700
Subordinated debentures	15,464	15,464	28,351	28,351
	$928,187	$925,395	$948,812	$918,515

17.  Capitalization

The Company’s authorized capital stock includes 1,000,000 shares of $.01 per share par value voting preferred stock.  No preferred shares were issued at December 31, 2006 and 2005.

18.  Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of three months or less.

19.   Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash or in deposits with Federal Reserve Bank or Federal Home Loan Bank.  The reserve required at December 31, 2006 was $3,066,000.

20.   Reclassifications

Certain prior year amounts have been reclassified to conform to the 2006 consolidated financial statement presentation.

21.                 Effects of Recent Accounting Pronouncements

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets: an amendment of FASB Statement No. 140 (FAS 140 and FAS 156).  FAS 140 establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities.  This Statement amends FAS 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable.  This Statement permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value.  Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities.  Adoption of this Statement is required as of the beginning of the first fiscal year that begins after September 15, 2006.  The Company  believes that adoption of FAS 156 will have an immaterial impact on the financial position and results of operations of the Company.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions.  This Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more than likely than not of being sustained on audit, based on the technical merits of the position.  The provisions of FIN 48 are effective as of the beginning of the 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.  The Company believes the adoption of FIN 48 will have an immaterial impact on the financial position and results of operations of the Company.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, Fair Value Measurement (FAS 157).  FAS 157 enhances existing guidance for measuring assets and liabilities using fair value.  Prior to the issuance of FAS 157, guidance for applying fair value was incorporated in several accounting pronouncements.  FAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.  FAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets.  Under FAS 157, fair value measurements are disclosed by level within that hierarchy.  While FAS 157 does not add any new fair value measurements, it does change current practice.  Changes to practice include: (1) a requirement for an entity to include its own credit standing in the measurement of its liabilities; (2) a modification of the transaction price presumption; (3) a prohibition on the use of block discounts when valuing large blocks of securities for broker-dealers and investment companies; and (4) a requirement to adjust the value of restricted stock for the effect of the restriction even if the restriction lapses within one year.  FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim period within those fiscal years.  The Company has not determined the impact of adopting FAS 157 on its financial statements.

In September 2006, the EITF reached a consensus on Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement of Split-Dollar Life Insurance Arrangements.  The consensus requires the recognition of a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement.  If the policy holder has agreed to maintain the insurance policy in force for the employee’s benefit during his or her retirement, then the liability recognized during the employee’s active service period should be based on the future cost of insurance to be incurred during the employee’s retirement.  Alternatively, if the policyholder has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in Statement 106 or Option 12, as appropriate.  This approach requires the policyholder to gain a clear understanding of the benefit being provided by the policyholder to its employee given that it is this benefit that is being recognized as a liability.  If this consensus is ratified by the FASB, it will be applicable in fiscal years beginning after December 15, 2007.  The Company is currently evaluating the impact of adopting Issue No. 06-4 and the impact it will have on the Company’s financial statements.

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of securities at December 31, 2006 and 2005, are summarized as follows:

	2006
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
	(In thousands)
Available for sale:
US Government Agency Obligations	$1,966	$11	$12	$1,965
Municipal Securities	1,114	11	14	1,111
Mutual Funds	1,199	—	53	1,146
Mortgage Backed Securities	52,818	134	283	52,669
Other Securities	7	1	—	8
	$57,104	$157	$362	$56,899

	2005
		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value
	(In thousands)
Available for sale:
US Government Agency Obligations	$1,242	$-	$31	$1,211
Municipal Securities	1,151	11	16	1,146
Mutual Funds	1,149	—	48	1,101
Mortgage Backed Securities	71,401	11	388	71,024
	$74,943	$22	$483	$74,482

The amortized cost and fair value of available-for-sale securities at December 31, 2006, by contractual maturity, are shown below.  There were no held-to-maturity securities at December 31, 2006.  Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale
	Amortized	Fair
	Cost	Value
	(In Thousands)

Within one year	$22	$22
One to five years	1,136	1,145
Five to ten years	701	708
After ten years	1,221	1,201
	3,080	3,076
Mortgage-backed securities	52,818	52,669
Mutual funds	1,199	1,146
Other Securities	7	8
Totals	$57,104	$56,899

In conjunction with the purchase of Mercantile in June 2006, the Company acquired $7.4 million in investment securities which were designated as available for sale.  Proceeds from the sale of investment securities during fiscal year 2006 amounted to $1.6 million, with gross gains of $126,000 and gross losses of $26,000, for a  net realized gain totaling $100,000 and a related tax effect of $34,000.  During the three-month period ended December 31, 2005, the Bank sold $108.9 million in investment securities and recorded gross losses of $1.4 million and a related tax effect of $478,000.  During the year ended September 30, 2005, the Bank sold $41.9 million of investment securities with gross gains of $741,000 and a related tax effect of $252,000.  During the year ended September 30, 2004, the Bank sold its investment in FHLMC stock for proceeds of $1.4 million resulting in a realized gain of $19,000 and a related tax effect of $7,000.

At December 31, 2006, People’s had $10.7 million of mortgage-backed securities pledged to secure public deposits, and $35.7 million of mortgage-backed securities pledged to secure advances from the Federal Home Loan Bank.  At December 31, 2005, People’s had $13.6 million of mortgage-backed securities pledged to secure public deposits, and $49.8 million of mortgage-backed securities pledged to secure advances from the Federal Home Loan Bank.

Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost.  Total fair value of these investments at December 31, 2006 and 2005, were $31.1 million and $65.4 million, respectively, which approximated 54.8% and 87.9% of the Company’s investment portfolio.  These declines primarily resulted from recent increases in market rates.  Based on evaluation of the available evidence, including recent changes in market rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net earnings in the period in which the other-than-temporary impairment is identified.

The following tables reflect the investments’ gross unrealized loses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006 and 2005.

	2006
	Less than 12 months			12 Months or Longer			Total
	Number of	Fair	Unrealized	Number of	Fair	Unrealized	Fair	Unrealized
Description of securities	investments	value	Losses	investments	value	Losses	value	Losses
	(In Thousands)
US Government agency obligations	—	$—	$—	2	$980	$12	$980	$12
Municipal securities	—	—	—	3	423	14	423	14
Mutual funds	—	—	—	2	1,146	53	1,146	53
Mortgage-backed securities	3	592	1	7	27,971	282	28,563	283
Total temporarily impaired securities	3	$592	$1	14	$30,520	$361	$31,112	$362

	2005
	Less than 12 months			12 Months or Longer			Total
	Number of	Fair	Unrealized	Number of	Fair	Unrealized	Fair	Unrealized
Description of securities	investments	value	Losses	investments	value	Losses	value	Losses
	(In Thousands)
US Government agency obligations	2	$961	$31	—	$—	$—	$961	$31
Municipal securities	6	474	16	—	—	—	474	16
Mutual funds	—	—	—	2	1,101	48	1,101	48
Mortgage-backed securities	11	58,121	355	2	4,788	33	62,909	388
Total temporarily impaired securities	19	$59,556	$402	4	$5,889	$81	$65,445	$483

NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio at December 31 is summarized as follows:

	2006	2005
	(In thousands)
Residential real estate
One-to-four family	$343,346	$341,233
Multifamily	122,221	124,984
Construction	104,764	104,882
Nonresidential real estate and land	140,909	147,086
Nonresidential real estate construction	130,066	154,367
Commercial	30,933	47,258
Consumer and other	23,022	24,898
Total loans receivable	895,261	944,708
Less:
Undisbursed portion of loans in process	62,042	77,094
Deferred loan origination fees	2,272	2,900
Allowance for loan losses	18,369	13,444
Loans receivable — net	$812,578	$851,270

Peoples has continued to change the composition of the loan portfolio with the addition of loans secured by multi-family residential and nonresidential real estate from the original primary focus of one-to-four family residential loans.  One-to-four-family residential loans comprised approximately $343.3 million, or 42.3%, and $341.2 million, or 40.1%, of the net loan portfolio at December 31, 2006 and 2005, respectively.  Multi-family residential loans comprised approximately $122.2 million, or 15.0%, of the net loan portfolio at December 31, 2006, and $125.0 million or 14.7%, of the net loan portfolio at December 31, 2005.  Nonresidential real estate lending comprised approximately $271.0 million, or 33.3%, and $301.5 million, or 35.4%, of the net loan portfolio at December 31, 2006 and December 31, 2005, respectively.  Generally, real estate loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided Peoples with adequate collateral coverage in the event of default.  Nevertheless, Peoples, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of southwestern Ohio and southeaster Indiana, thereby impairing collateral values.

In the ordinary course of business, Peoples has granted loans to some of its directors, officers and their related business interests.  All loans to related parties have been made on substantially the same terms as those prevailing at the time for unrelated third parties.  The aggregate dollar amount of loans to executive officers and directors was approximately $886,000 and $949,000 million at December 31, 2006 and 2005, respectively.  During the fiscal year ended December 31, 2006, there was one loan originated to executive officers and directors for $275,000.   For the three month period ended December 31, 2005, there were no  loans originated to executive officers and directors.  During the fiscal year ended December 31, 2006 and the three month period ended December 31, 2005, principal repayments of approximately $92,000 and $26,000, respectively, were received from executive officers and directors

NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is summarized as follows the fiscal year ended December 31, 2006, the three-month period ended December 31, 2005 and the fiscal years ended September 30, 2005 and 2004:

	For Year Ended	For Three Months	For Years Ended
	December 31,	December 31,	September 30,
	2006	2005	2005	2004
	(In thousands)
Balance at beginning of period	$13,444	$13,697	$11,025	$9,744
Increase from Peoples Federal Acquisition	—	907	—	—
Increase from Mercantile Acquisition	302	—	—	—
Provision for losses on loans	17,450	900	3,600	3,600
Charge-off of loans	(13,103)	(2,206)	(1,081)	(2,360)
Recoveries	276	146	153	41
Balance at end of period	$18,369	$13,444	$13,697	$11,025

At December 31, 2006, December 31, 2005, September 30, 2005, and September 30, 2004 the non-accruing loans amounted to $24.1 million, $18.8 million, $19.4 million and $6.0 million, respectively.  At December 31, 2006 loans greater than 90 days delinquent and still accruing totaled $1.7 million and were deemed to be in process of collection of both principal and interest. There were no loans greater than 90 days delinquent and still accruing at December 31, 2005.  Interest income which would have been recognized if such loans had performed pursuant to contractual terms totaled approximately $1.4 million, $161,000, $1.1 million and $560,000 for the fiscal year ended December 31, 2006, the three-month period ended December 31, 2006 and the fiscal years ended September 30, 2005 and 2004, respectively.

Information with respect to the Bank’s impaired loans at and for the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
	(In thousands)
Impaired loans with related allowance	$15,327	$11,446
Impaired loans with no related allowance	5,201	—
Total impaired loans	$20,528	$11,446
Allowance for losses on impaired loans
Beginning balance	$4,650	$3,673
Provision for losses on loans	1,500	977
Charge off of loans	4,035	—
Ending balance	$2,115	$4,650
Average recorded investment in impaired loans	$16,297	$8,903
Interest income recognized on impaired loans	$861	$1
Interest income recognized on a cash basis on impaired loans	$847	$1

The allowance for impaired loans is included in the Bank’s overall allowance for loan losses.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment are comprised of the following at December 31:

	2006	2005
	(In thousands)
Land and improvements	$9,855	$7,500
Office buildings and improvements	15,323	14,697
Construction in progress	1,957	2,116
Furniture, fixtures and equipment	6,414	6,093
	33,549	30,406
Less accumulated depreciation	5,670	5,119
	$27,879	$25,287

Construction was completed on a new branch office in Liberty Township in April, 2006, at a total cost of $1.8 million.  During fiscal 2006, construction began for a new branch office in Montgomery with an estimated cost of $1.2 million, which opened in February, 2007.  Capitalized interest on construction during fiscal year 2006 was deemed immaterial.

NOTE F - DEPOSITS

Deposits consist of the following major classifications at December 31:

	2006	2005
	(Dollars in thousands)
Non-interest bearing checking accounts	$21,967	$24,125
Checking accounts	55,114	50,602
Savings accounts	158,025	191,991
Money market demand deposit	20,863	18,454
Total demand, transaction and passbook deposits	255,969	285,172
Certificates of deposit:
Original maturities of:
Less than 12 months	227,290	13,883
12 months to 36 months	99,998	246,732
More than 36 months	83,507	94,814
Individual retirement accounts	88,497	86,028
Total certificates of deposit	499,292	441,457
Total deposits	$755,261	$726,629

At December 31, 2006 and 2005, Peoples had certificate of deposit accounts with balances greater than $100,000 totaling $131.9 million and $114.1 million, respectively.

Maturities of outstanding certificates of deposit are summarized as follows at December 31:

	2006	2005
	(In thousands)
One year or less	$380,956	$252,114
One to two years	33,935	72,790
Two to three years	36,479	30,262
Three to four years	30,960	37,123
Four to five years	16,962	49,102
Five to six years	—	66

	$499,292	$441,457

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at December 31, 2006 by pledges of certain residential mortgage loans totaling $332.0 million, certain mortgage backed securities totaling $35.7 million, and Peoples’ investment in Federal Home Loan Bank stock, are summarized as follows:

	Maturing fiscal
Interest Rate	year ending in	(Dollars in thousands)
2.69% - 7.45%	2007	6,452
4.03% - 5.22%	2008	3,480
3.73%	2009	2,904
7.65%	2011	2
3.58% - 4.53%	2012	101,953
4.78%	2015	1,953
4.07%	2016	25,000
5.60%	2018	78
5.60% - 6.61%	2019	2,363
		$144,185
Weighted-average interest rate		3.96%

NOTE H - OTHER BORROWED MONEY

The Company has a $17.5 million line of credit with another financial institution, with interest payable at LIBOR plus 200 basis points (7.35% at December 31, 2006) or prime less 50 basis points (7.75% at December 31, 2006) based on the selection made by the Company.  The Company had a balance of $12.7 million at December 31, 2006, with an average weighted rate of 7.37%.  This line of credit expires in the fourth quarter of fiscal 2007.  The loan is secured by the outstanding shares of the Bank.

NOTE I - GUARANTEED PREFFERED BENEFICIAL INTERESTS IN JUNIOR SUBORDINATED DEBENTURES

In fiscal 2002, a Delaware trust owned by the Company (the “Trust I”), issued $12.5 million of mandatorily redeemable debt securities.  The debt securities issued by the Trust I were included in the Company’s regulatory capital, specifically as a component of Tier I capital.  The subordinated debentures were the sole assets of the Trust I, and the Company owned all of the common securities of the Trust I.  Interest payments on the debt securities were made semi-annually at an annual variable interest rate equal to the six-month LIBOR rate plus 375 basis points, or equal to 8.42% at December 31, 2005 and were reported as a component of interest expense on borrowings.  Theses subordinated debentures were redeemed in December 2006 with no penalty.  The funds to redeem the debentures were obtained through an advance on the Company’s line of credit with another financial institution.

In June 2005, the Company formed a second wholly owned trust (the “Trust II”), which issued $15.0 million of mandatorily redeemable debt securities. These debt securities are included as a component of Tier I capital for regulatory capital purposes.  The subordinated debentures are the sole assets of the Trust II, and the Company owns all of the common securities of the Trust II.  Interest payments on the debt securities are made quarterly at an annual variable interest rate equal to the three-month LIBOR rate plus 175 basis points, or equal to 6.24% at December 31, 2005 and 7.11% at December 31, 2006, and are reported as a component of interest expense on borrowings.   The net proceeds received by the Company from the sale of the debt securities were used for general corporate purposes.  The subordinated debentures mature in 2035, but can be redeemed through prior approval by the OTS in any June, September, December or March beginning in 2010.

NOTE J - COMMITMENTS

Peoples’ is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit.  Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition.  The contract or notional amounts of the commitments reflect the extent of Peoples’ involvement in such financial instruments.

Peoples’ exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments.  Peoples uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At December 31, 2006, Peoples had commitments to originate loans totaling $5.0 million of which $716,000 were fixed rate and $4.3 million were adjustable rate. Additionally, Peoples had adjustable-rate commitments for unused lines of credit under home equity loans totaling $25.2 million, adjustable-rate commitments for unused commercial lines of credit totaling $5.1 million, and fixed-rate commitments for unused consumer overdraft protection lines totaling $504,000.  Management believes that such loan commitments are able to be funded through normal cash flow from operations.  Additionally, Peoples had standby letters of credit for customers totaling $5.8 million at December 31, 2006.  From time to time balances with correspondent banks may exceed the FDIC $100,000 insurable limit.

At December 30, 2005, Peoples had commitments to originate loans totaling $13.5 million of which $9.1 million were fixed rate and $3.9 million were adjustable rate. Additionally, Peoples had adjustable-rate commitments for unused lines of credit under home equity loans totaling $25.2 million, adjustable-rate commitments for unused commercial lines of credit totaling $14.3 million, and fixed-rate commitments for unused consumer overdraft protection lines totaling $159,000.  Additionally, Peoples had fixed-rate standby letters of credit for customers totaling $9.7 million at December 31, 2005.

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

Peoples has also entered into lease agreements for office premises under operating leases which expire at various dates through 2013. Rent expense totaled $128,000, $16,000, 37,000 and $95,000 for the fiscal year ended December 31, 2006, the three-month period ended December 31, 2005 and the fiscal years ended September 30, 2005 and 2004, respectively. The following table summarizes minimum payments due under lease agreements by year.

Year ending December 31,	(Dollars in thousands)
2007	$67
2008	38
2009	38
2010	38
2011	38
Thereafter	45
$264

NOTE K - FEDERAL INCOME TAXES

Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the fiscal year ended December 31, 2006, the three-month period ended December 31, 2005 and fiscal years ended September 30, 2005 and 2004 as follows:

	For Year Ended	For Three Months	For Years Ended
	December 31,	December 31,	September 30,
	2006	2005	2005	2004
	(In thousands)
Federal income taxes at statutory rate	$(2,165)	$18	$1,439	$1,424
Increase in taxes resulting from:
Bank owned life insurance undistributed earnings	(233)	(55)	(54)	—
Tax exempt interest on municipal securities	(15)	(4)	(5)
Other	105	7	(5)	(104)
Federal income taxes per consolidated financial statements	$(2,308)	$(34)	$1,375	$1,320
Effective tax rate	(36.2)%	(64.2)%	32.4%	31.5%

The composition of the Company’s net deferred tax asset at December 31 is as follows:

	2006	2005
	(In thousands)
Taxes (payable) refundable on temporary differences at estimated corporate tax rate:
Deferred tax assets:
General loan loss allowance	$6,245	$4,880
Deferred compensation	476	910
Stock benefit plans	252	31
Deferred loan origination fees	772	1,008
Net operating loss carry forward from acquired financial institution	1,188	940
Nonaccrual interest	293	—
Unrealized losses on securities designated as available for sale	70	157
Other	37	—
Total deferred tax assets	9,333	7,926
Deferred tax liabilities:
Federal Home Loan Bank stock dividends	(1,919)	(1,656)
Book/tax depreciation differences	(398)	(254)
Mortgage Servicing Rights	(281)	—
Core deposit intangible and other purchase accounting adjustments	(3,255)	(2,754)
Other	(345)	(34)
Total deferred tax liabilities	(6,198)	(4,698)
Net deferred tax asset	$3,135	$3,228

As of December 31, 2006, the Company had approximately $3.5 million of net operating loss carry forward available to offset future federal taxable income.  The net operating loss carry forward expires in 2025.

Prior to fiscal 1997, Peoples was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and savings account balances at the end of the year.  This deduction totaled approximately $4.9 million as of December 31, 2006.  If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate.  The approximate amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction is $1.4 million.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulation) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined).  Management believes, as of December 31, 2006, that the Bank meets all capital adequacy requirements to which it is subject.

During fiscal 2006, the Bank was notified by the OTS that it was categorized as “well-capitalized” under the regulatory framework for prompt corrective action.  To be categorized as “well-capitalized” the Bank must maintain minimum capital ratios as set forth in the following tables.  There are no conditions or events since that notification that management believes have changed the Bank’s category.

As of December 31, 2006, Peoples Community Bank exceeded all capital adequacy requirements to which it was subject. Peoples Community Bancorp, as a savings institution holding company at December 31, 2006, is not subject to regulatory capital requirements separate from those of the bank.

Peoples Community Bank	As of December 31, 2006
			Adequately		Well
	Actual		Capitalized		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Total Capital (to Risk Weighted Assets):	$94,390	12.6%	≥$59,983	≥8.0%	≥$74,979	≥10.0%
Tier 1 Capital (to Risk-Weighted Assets):	$84,906	11.3%	≥$29,991	≥4.0%	≥$44,987	≥6.0%
Tier 1 Capital (to Average Assets):	$84,906	8.5%	≥$39,949	≥4.0%	≥$49,936	≥5.0%

Peoples Community Bank and Peoples Community Bancorp, a bank holding company, at December 31, 2005, exceeded all capital adequacy requirements to which it was subject.

	As of December 31, 2005
			Adequately		Well
	Actual		Capitalized		Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Total Capital (to Risk Weighted Assets):
Consolidated	$98,037	13.2%	≥$59,505	≥8.0%	≥$74,381	≥10.0%
Peoples Community Bank	$92,403	12.0%	≥$61,725	≥8.0%	≥$77,157	≥10.0%
Tier 1 Capital (to Risk-Weighted Assets):
Consolidated	$81,961	11.0%	≥$29,752	≥4.0%	≥$44,629	≥6.0%
Peoples Community Bank	$83,206	10.8%	≥$30,863	≥4.0%	≥$46,294	≥6.0%
Tier 1 Capital (to Average Assets):
Consolidated	$81,961	8.1%	≥$40,689	≥4.0%	≥$50,861	≥5.0%
Peoples Community Bank	$83,206	8.2%	≥$40,550	≥4.0%	≥$50,687	≥5.0%

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

NOTE M - CONDENSED FINANCIAL STATEMENTS OF PEOPLES COMMUNITY BANCORP, INC.

The following condensed financial statements summarize the financial position of Peoples Community Bancorp, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the fiscal year ended December 31, 2006, the three-month period ended December 31, 2005 and the fiscal years ended September 30, 2005 and 2004.

PEOPLES COMMUNITY BANCORP, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005
(In thousands)

	2006	2005
ASSETS

Cash and cash equivalents	$191	$961
Loan receivable from Bank	1,212	1,423
Investment in Peoples Community Bank	114,617	108,514
Investment in Columbia	—	2,684
Prepaid federal income taxes and other assets	1,156	2,385
Total assets	$117,176	$115,967

LIABILITIES AND STOCKHOLDERS’ EQUITY

Loan payable	$12,700	$—
Accrued expenses and other liabilities	122	113
Accounts payable to subsidiary	1,274	1,456
Subordinated debentures	15,464	28,351
Total liabilities	29,560	29,920
Stockholders’ equity
Common stock and additional paid-in capital	69,823	61,566
Retained earnings	17,929	24,785
Unrealized losses on securities designated as available for sale, net of tax effects	(136)	(304)
Total stockholders’ equity	87,616	86,047
Total liabilities and stockholders’ equity	$117,176	$115,967

PEOPLES COMMUNITY BANCORP, INC.
STATEMENTS OF OPERATIONS

	For Year Ended	For Three Months	For Years Ended
	December 31,	December 31,	September 30,
	2006	2005	2005	2004
	(In thousands)
Revenue
Interest income	$67	$39	$55	$28
Equity in earnings (losses) of Peoples Community
Bank	(2,561)	373	3,611	3,480
Equity in earnings of Columbia	172	65	95	—
Gain on sale of securities	6	—	—	—
Total revenue (loss)	(2,316)	477	3,761	3,508
Expense
Interest expense	2,186	463	1,043	667
General and administrative expenses	252	73	270	287
Total expense	2,438	536	1,313	954
Earnings (loss) before income taxes	(4,754)	(59)	2,448	2,554
Federal income tax benefits	(693)	(146)	(408)	(315)
Net earnings (loss)	$(4,061)	$87	$2,856	$2,869

PEOPLES COMMUNITY BANCORP, INC.
STATEMENTS OF CASH FLOWS
 (In thousands)

	For Year Ended	For Three Months	For Years Ended
	December 31,	December 31,	September 30,
	2006	2005	2005	2004
Cash provided by (used in) operating activities:
Net earnings (losses) for the year	$(4,061)	$87	$2,856	$2,869
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities
Undistributed losses (earnings) of Peoples Community Bank	2,561	(373)	(3,691)	(3,480)
Undistributed earnings of Columbia	(172)	(65)	(95)	—
Gain on sale of securities	(6)	—	—	—
Increase (decrease) in cash due to changes in:
Other assets	1,229	(146)	(793)	(317)
Other liabilities	(214)	(258)	143	1,194
Net cash provided by (used in) operating activities	(663)	(755)	(1,580)	266

Cash flows provided by (used in) investing activities:
Proceeds from repayment of loan to ESOP	211	41	221	264
Proceeds from sale of investment securities	126
Purchase of interest in Columbia	—	—	(2,524)	—
Sale of interest in Columbia	2,856	—	—	—
Loan disbursed to ESOP	—	—	(962)	(700)
Cash paid in acquisition of Mercantile Financial - net	(364)	—	—	—
Contribution to Peoples Community Bank	—	—	(25,250)	(14,438)
Net cash provided by (used in) investing activities	2,829	41	(28,515)	(14,874)

Cash flows provided by (used in) financing activities:
Proceeds from borrowings	16,500	—	—	500
Repayment of borrowings	(3,800)	—	—	(1,900)
Dividends paid on common stock	(2,795)	(664)	(2,419)	(1,168)
Proceeds from issuance of common stock-net	—	—	10,250	26,114
Proceeds from exercise of stock options	46	20	150	—
Proceeds from issuance of subordinated debentures	—	—	15,464	—
Redemption of subordinated debentures	(12,887)	—	—	—
Net cash provided by (used in) financing activities	(2,936)	(644)	23,445	23,546

Net increase (decrease) in cash and cash equivalents	(770)	(1,358)	(6,650)	8,938
Cash and cash equivalents at beginning of year	961	2,319	8,969	31
Cash and cash equivalents at end of year	$191	$961	$2,319	$8,969

The Bank is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Bank to the Company.  Generally, the Bank’s payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period.  Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. At December 31, 2006 the dividend payment amount available without prior approval approximated $7.9 million.

Historically, management has carefully managed stockholders’ equity in a manner whereby the Company’s capital structure is aligned with the perceived risks inherent in its various lines of business.  In this regard, the Board and management are continually evaluating regulatory capital levels in view of projected growth, as well as changes in the asset mix.  Management strives to maintain excess regulatory capital at all times and, if necessary, will offer additional common shares in the future in order to maintain the desired levels of capital.

NOTE N - BUSINESS COMBINATIONS

On June 10, 2005, the Company acquired American State Corporation (“American State”), the parent company of American State Bank, included $38.4 million in loans receivable, $1.3 million in fixed assets, and $58.0 million in deposits. Goodwill and other intangible assets of approximately $5.8 million was recorded in the acquisition.

On December 16, 2005, the Company acquired PFS Bancorp, Inc. (“PFS”), the parent company of Peoples Federal Savings Bank (“Peoples Federal”), which included $122.6 million in loans receivable, $1.0 million in fixed assets, and $88.7 million in deposits.  Goodwill and other intangible assets of approximately $14.0 million was recorded in this acquisition.

On June 9, 2006, the Company acquired Mercantile Financial Corporation (“Mercantile”) and Peoples Community Bank (“Bank”) acquired Mercantile Savings Bank which operated one branch office in Cincinnati, Ohio.  The acquisition included $38.0 million in loans receivable and $48.7 million in deposits.  Goodwill and other intangible assets of approximately $6.2 million were recorded in the acquisition.

Each of the foregoing acquisitions focused on increasing the Company’s market share and scale of operations, as well as expanding its distribution network within its primary market area.  The results of operations of each of these acquisitions have been included in the consolidated financial statements as of their acquisition date.

Presented below are the estimated fair values of the assets acquired and liabilities assumed from the acquisitions in the fiscal year ended September 30, 2005, the three-month period ended December 31, 2005 and the fiscal year ended December 31, 2006.

	American State	PFS Bancorp	Mercantile
	June 10, 2005	December 16, 2005	June 9, 2006
	(in thousands)

Cash and investments	$16,086	$2,740	$12,913
Investment securities	9,699	1,480	7,407
Loans	38,358	122,643	38,030
Office premises and equipment	1,277	1,020	—
Core deposits	1,859	3,703	2,206
Goodwill	3,939	9,919	3,963
Other Assets	1,910	2,484	2,560

Total assets acquired	73,128	143,989	67,079

Deposits	57,995	88,690	48,683
Borrowings	5,601	21,067	6,378
Other liabilities	1,475	1,341	2,633

Total liabilities	65,071	111,098	57,694

Net assets acquired	$8,057	$32,891	$9,385

Presented on the next page are pro-forma condensed consolidated statements of earnings which have been prepared as if the American State transaction had been consummated as of the beginning of the fiscal years ended September 30, 2005 and 2004; the PFS Bancorp transaction had been consummated at the beginning of the fiscal years ended September 30, 2005 and 2004 and the three-month period ended December 31, 2005; and the Mercantile transaction had  been consummated at the beginning of the fiscal years ended September 30, 2005 and 2004 and the three-month period ended December 31, 2005 and the fiscal year ended December 31, 2006.

	Fiscal Year Ended December 31,	Three Months Ended December 31,	Fiscal Year Ended September 30,	Fiscal Year Ended September 30,
	2006	2005	2005	2004
	(in thousands)

Total interest income	$66,720	$16,075	$57,537	$51,181
Total interest expense	37,017	9,281	30,507	23,996
Net interest income	29,703	6,794	27,030	27,185

Provision for losses on loans	17,450	916	5,844	3,557
Other income	3,471	753	3,527	2,902
General, administrative and other expense	22,532	7,528	25,169	23,231
Earnings before income taxes	(6,808)	(897)	(456)	3,299

Federal income taxes	(2,314)	(305)	(155)	1,122

Net earnings	$(4,494)	$(592)	$(301)	$2,177

Pro-forma basic earnings per share	$(0.94)	$(0.12)	$(0.07)	$0.62

Pro-forma diluted earnings per share	$(0.94)	$(0.12)	$(0.07)	$0.62

NOTE O - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Company’s quarterly results for the fiscal years ended December 31, 2006, September 30, 2005.  Certain amounts, as previously reported, have been reclassified to conform to the 2006 presentation.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share data)
2006:
Total interest income	$15,954	$16,726	$16,716	$16,079
Total interest expense	8,500	9,045	9,474	9,466

Net interest income	7,454	7,681	7,242	6,613
Provision for losses on loans	1,200	1,500	8,550	6,200
Gain (loss) on sale of assets	(44)	(23)	126	(18)
Other income	626	716	862	968
General, administrative and other expense	5,171	5,394	5,694	4,863

Earnings before income taxes	1,665	1,480	(6,014)	(3,500)
Federal income taxes	511	449	(2,105)	(1,163)

Net earnings	$1,154	$1,031	$(3,909)	$(2,337)

Earnings per share
Basic	$.26	$.23	$(.82)	$(.49)
Diluted	$.26	$.23	$(.82)	$(.49)

	Three Months Ended
	December 31,	March 31,	June 30,	September 30,
	2004	2005	2005	2005
	(In thousands, except per share data)
2005:
Total interest income	$10,785	$11,324	$12,163	$13,476
Total interest expense	5,559	6,039	6,691	7,915

Net interest income	5,226	5,285	5,472	5,561
Provision for losses on loans	900	900	900	900
Gain (loss) on sale of assets	747	35	19	(55)
Other income	225	302	309	532
General, administrative and other expense	3,882	3,831	3,824	4,290

Earnings before income taxes	1,416	891	1,076	848
Federal income taxes	481	297	366	231

Net earnings	$935	$594	$710	$617

Earnings per share
Basic	$.24	$.15	$.19	$.15
Diluted	$.24	$.15	$.18	$.15

NOTE P — SUBSEQUENT EVENTS

On March 22, 2007, the Company announced the execution of an Agreement between the Bank and the Office of Thrift Supervision (the “OTS”).  This Agreement formalizes the Bank’s commitment to take all corrective actions stipulated in its previously approved Business Plan including the reduction of classified assets.  The Bank’s Board of Directors has established an Oversight Committee to monitor compliance with this Agreement and the Business Plan.

PEOPLES COMMUNITY BANCORP, INC.

DIRECTORS AND EXECUTIVE OFFICERS

PEOPLES COMMUNITY BANCORP, INC. AND PEOPLES COMMUNITY BANK

DIRECTORS

Paul E. Hasselbring	Thomas J. Noe
Chairman of the Board	Treasurer and Executive Vice-President

Jerry D. Williams	John E. Rathkamp
President and Chief Executive Officer	Secretary of the Board

John L. Buchanan	Nicholas N. Nelson
President of Buchanan’s Power Equipment Center, Inc.	County Auditor, Warren County, Ohio

James R. Van DeGrift	Donald L. Hawke
Trustee, Turtlecreek Township, Lebanon, Ohio	Retired

EXECUTIVE OFFICERS

Jerry D. Williams	Thomas J. Noe
President and Chief Executive Officer	Treasurer and Executive Vice President

Teresa A. O’Quinn	Lori M. Henn
Chief Financial Officer and Executive Vice President	Compliance Officer and Senior Vice President

Fred L. Darlington	Stephen P. Wood
General Counsel, Senior Vice President and	Chief Lending Officer and Senior Vice President
Corporate Secretary
Jerry Gore
Rick Wade	Director of Retail Banking and
Chief Operations Officer and Senior Vice President	Senior Vice President

Joan Woodward
Senior Vice President, Human Resources

PEOPLES COMMUNITY BANCORP, INC.

BANKING LOCATIONS AND STOCKHOLDER INFORMATION

BANKING LOCATIONS

Peoples Community Bancorp, Inc. is a Maryland-incorporated savings and loan holding company conducting business through its wholly-owned subsidiary, Peoples Community Bank.  Peoples Community Bank is a federally-chartered, SAIF-insured stock savings bank operating through nineteen offices in Hamilton, Warren, and Butler counties in southwest Ohio and Dearborn and Ohio Counties in southeast Indiana.

Main Office
6100 West Chester Road West Chester, Ohio 45069

Branch Offices in Ohio

7615 Voice of America Drive West Chester, Ohio 45069	11 South Broadway Lebanon, Ohio 45036	4825 Marburg Avenue Cincinnati, Ohio 45209

5712 Bridgetown Road Cincinnati, Ohio 45248	6570 Harrison Avenue Cincinnati, Ohio 45247	7522 Hamilton Avenue Cincinnati, Ohio 45231

4100 State Route 128 Cleves, Ohio 45002	1101 Columbus Avenue Lebanon, Ohio 45036	5797 South State Route 48 Maineville, Ohio 45039

8350 Arbor Square Drive Mason, Ohio 45040	3530 Springdale Road Cincinnati, Ohio 45251	7200 Blue Ash Road Cincinnati, Ohio 45236

9360 Montgomery Road Cincinnati, Ohio 45242		6945 South Liberty Drive Liberty Township, Ohio 45044

Branch Offices in Indiana

131 Walnut Street Lawrenceburg, Indiana 47025	Second and Bridgeway Streets Aurora, Indiana 47001	24128 State Line Road Bright, Indiana 47025

330 Industrial Access Road Rising Sun, Indiana 47040

ANNUAL MEETING

The Annual Meeting of Stockholders of Peoples Community Bancorp will be held on May 8, 2007 at 10:00 a.m., Eastern Time, at the Company’s Voice of America location, 7615 Voice of America Centre Drive, West Chester, Ohio  45069.

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