Form 10-K, Exhibit 13
period 2007-12-31
PEOPLES COMMUNITY BANCORP INC /MD/
filed 2008-04-15
CIK 1100983

Exhibit 13

2007 ANNUAL REPORT

TO STOCKHOLDERS

Dear Fellow Shareholders:

This past year presented a challenging national banking environment and proved even more difficult in our greater Cincinnati market area.  Our operations were significantly impacted by the recessionary forces in the local economy, the decrease in real estate values and the associated cash flow difficulties faced by many of our real estate investor and developer customers.  Although we believe we have been proactive in, among other things, curtailing or ceasing all aspects of our lending operations and tightening our credit standards, the level of our nonperforming assets and related loan charge-offs and provisions for losses on loans were the primary factors in our net losses of $4.1 million and $33.3 million for 2006 and 2007, respectively.  We are very disappointed with these results and are working diligently to resolve the issues associated with our nonperforming assets and return the Company to profitability. Despite the issues confronting the Company over the last two years, at December 31, 2007, its wholly-owned subsidiary, Peoples Community Bank, continued to exceed all of the regulatory capital requirements applicable to it and was also deemed a well capitalized institution.

This annual report to stockholders includes a detailed discussion of our financial condition and the impact of our nonperforming assets and recent losses on our results of operations.  We strongly urge you to read this annual report in its entirety to fully understand the challenges faced by Peoples Community Bancorp and the commitment of management to devote all of its resources to resolving these issues.

Our directors and many of our employees have aligned their interest with yours by investing in Peoples Community Bancorp, Inc.  We are committed to maximizing shareholder value and will not preclude any feasible strategic alternative to do so.  We appreciate your support and patience as we work through these challenging times.

Sincerely,

/s/ Jerry D. Williams
Jerry D. Williams
President and Chief Executive Officer

BUSINESS OF PEOPLES COMMUNITY BANCORP, INC.

Peoples Community Bancorp, Inc., a Maryland corporation (the “Company”), is a registered savings and loan holding company which owns all of the outstanding common shares of Peoples Community Bank (“Peoples” or the “Bank”), a federally chartered savings bank.  The Company was formed in December 1999 in connection with the mutual to stock conversion of the Bank, and the sale of 1,190,000 shares of common stock to depositors and members of the community.  The Bank conducts its business from nineteen full service offices in Hamilton, Warren and Butler counties in Southwest Ohio and Dearborn  and Ohio Counties in Southeast Indiana.  The funds for the Bank’s lending and investment activities are primarily provided by deposits and borrowings.  At December 31, 2007, the Company had $887.4 million in total assets, $735.2 million in deposits, $77.6 million in borrowings (excluding subordinated debentures) and $53.6 million of stockholders’ equity.  The Company’s principal executive office is located at 6100 West Chester Road, P.O. Box 1130, West Chester, Ohio 45071-1130.  The Company’s telephone number is (513) 870-3530.

The Company is subject to regulation, supervision and examination by the Office of Thrift Supervision (the “OTS”).  Peoples is subject to regulation, supervision and examination by the OTS as its primary federal regulator and the Federal Deposit Insurance Corporation (the “FDIC”), which administers the Deposit Insurance Fund. The FDIC insures deposits in Peoples up to applicable limits.

MARKET PRICE OF PEOPLES COMMUNITY BANCORP COMMON SHARES

AND RELATED STOCKHOLDER MATTERS

The Company’s common shares are currently listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “PCBI.”  Presented below are the high and low trading prices for the Company’s common shares for the three years ended December 31, 2007.  Such prices do not include retail financial markups, markdowns or commissions.  Information relating to prices has been obtained from Nasdaq.  The Company suspended the payment of a quarterly cash dividend effective for the quarter ended December 31, 2007.  No assurance can be given as to if or when the Company may resume such payments.

Fiscal 2007	High	Low	Dividends

Quarter ended:
December 31, 2007	$18.00	$13.52	$—
September 30, 2007	18.38	14.71	.15
June 30, 2007	16.93	14.47	.15
March 31, 2007	18.43	16.80	.15

Fiscal 2006	High	Low	Dividends

Quarter ended:
December 31, 2006	$19.60	$16.35	$.15
September 30, 2006	19.85	17.25	.15
June 30, 2006	20.95	18.50	.15
March 31, 2006	21.83	19.91	.15

As of April 7, 2008, the Company had 4,838,964 common shares outstanding held of record by approximately 1,030 stockholders.  The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or “street” name through brokerage firms or others.

PEOPLES COMMUNITY BANCORP, INC.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information, including the Consolidated Financial Statements and related notes, appearing elsewhere herein.

Selected Consolidated Financial	At December 31,			At September 30,
Condition Data: (1)	2007	2006	2005	2005	2004	2003
			(In thousands)

Total assets	$887,426	$1,028,079	$1,040,912	$1,006,654	$889,121	$738,683
Cash and cash equivalents	86,614	57,459	21,558	17,061	14,430	10,244
Investment securities available for sale	4,237	4,230	3,458	7,650	1,069	2,156
Mortgage-backed securities available for sale	63,335	52,669	71,024	199,716	228,085	133,828
Loans receivable, net	634,421	812,578	851,270	704,714	599,466	554,351
Deposits	735,212	755,261	726,629	612,199	472,436	455,900
Advances from the Federal Home Loan Bank and other borrowed money	77,628	156,885	221,483	301,920	324,500	232,400
Stockholders’ equity (2)	53,565	87,616	86,047	86,700	75,775	46,699

			Three Months
	Year Ended		Ended
Selected Consolidated Operating	December 31,		December 31,	Year Ended September 30,
Data: (1)	2007	2006	2005	2005	2004	2003
	(In thousands, except per share data)

Interest income	$60,233	$65,475	$14,402	$47,748	$40,171	$37,169
Interest expense	36,460	36,485	8,155	26,204	19,813	18,072
Net interest income	23,773	28,990	6,247	21,544	20,358	19,097
Provision for losses on loans	32,800	17,450	900	3,600	3,600	4,198
Net interest income after provision for losses on loans	(9,027)	11,540	5,347	17,944	16,758	14,899
Other income	3,932	3,213	(764)	2,114	1,181	1,251
Goodwill impairment	11,397	—	—	—	—	—
General, administrative and other expense	21,774	21,122	4,530	15,827	13,750	10,504

Earnings (loss) before income taxes	(38,266)	(6,369)	53	4,231	4,189	5,646
Federal income taxes (benefits)	(4,933)	(2,308)	(34)	1,375	1,320	1,922
Net earnings (loss)	$(33,333)	$(4,061)	$87	$2,856	$2,869	$3,724
Earnings (loss) per share
Basic	$(6.97)	$(0.88)	$0.02	$0.73	$0.92	$1.51
Diluted	$(6.97)	$(0.88)	$0.02	$0.72	$0.91	$1.48

(See footnotes on next page)

			At or for the
	At or for the		Three Months
	Year Ended		Ended	At or for the
	December 31,		December 31,	year ended September 30,
Key Operating Ratios: (1)	2007	2006	2005	2005	2004	2003

Performance Ratios: (1)
Return on average assets	(3.44)%	(0.38)%	.03%	.30%	.34%	.59%
Return on average equity	(38.32)	(4.48)	.40	3.65	4.97	8.28
Average interest-earning assets to average interest-bearing liabilities	103.71	104.02	104.00	106.63	104.82	105.83
Interest rate spread (2)	2.53	2.84	2.49	2.25	2.40	2.96
Net interest margin (2)	2.68	3.00	2.63	2.45	2.52	3.13
General, administrative and other expense to average assets	3.42	1.99	1.78	1.69	1.61	1.65
Dividend payout ratio	n/a	n/a	750.00	82.19	32.61	n/a

Asset Quality Ratios:
Nonperforming assets to total assets at end of period (3)	3.70%	2.54%	1.82%	2.07%	.71%	1.16%
Allowance for loan losses to nonperforming loans at end of period	133.05	71.20	71.67	66.32	182.87	134.15
Allowance for loan losses to total loans at end of period	4.90	2.05	1.42	1.72	1.64	1.57

Capital and Other Ratios:
Average stockholders’ equity to average assets	8.97%	8.54%	8.55%	8.35%	6.77%	7.07%
Tangible stockholders’ equity to tangible assets	5.48	7.12	8.07	9.75	8.38	7.51
Tier 1 capital to risk-weighted assets (4)	10.06	11.32	10.86	13.37	12.52	10.85

(1)                                 All ratios are based on average monthly balances during the respective periods prior to the fiscal year ended September 30, 2004.  With respect to the fiscal year ended September 30, 2005 and later, all ratios are based on average daily balances.

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

(4)                                  This regulatory capital ratio represents the capital ratio of the Bank.

PEOPLES COMMUNITY BANCORP, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Overview and Recent Regulatory Matters

As a result of acquisitions and internal growth, the Company grew from $416.0 million in total assets as of September 30, 2001 to a high of $1.0 billion in total assets as of December 31, 2005.  Between the completion of the public offering in March 2000 and December 31, 2005, the Company acquired five financial institutions with aggregate total assets as of the time of acquisition of $428.5 million.  Also, in September 2003, the Company purchased $32.8 million in loans and assumed $55.6 million in deposits in connection with the acquisition of two branch offices from another financial institution.  The Company supplemented this growth from acquisitions with loan generation secured primarily by real estate in its market area.  Total gross loans increased from $419.5 million at September 30, 2001 to $851.3 million at December 31, 2005.    In addition, since September 30, 2000, the Company expanded its franchise through the opening of six full service branch offices. These new branch offices, as well as acquired branch offices, have expanded the Company’s market presence.  The Company’s loan growth has been funded in part by deposits.  The Company has placed an emphasis on deposit generation both internally and through whole bank and branch acquisitions.  Deposits have increased from $233.1 million at September 30, 2001 to $735.2 million at December 31, 2007.

However, beginning in early 2007, the Company began to reduce all aspects of its lending exposure due in large part to the downturn in the local economy, and, in particular, values of residential and residential development properties. At December 31, 2007, total gross loans amounted to $704.0 million, a decrease of $240.7 million or 25.5% compared to $944.7 million of loans at December 31, 2005.  In addition, in an attempt to address such slowdown and the resulting decrease in the value of its collateral, the Company charged-off $13.1 million of loans in 2006 and $18.3 million of loans in 2007, and provided $17.5 million and $32.8 million during 2006 and 2007, respectively, to the allowance for losses on loans.  As a result, the allowance for loan losses to total gross loans at December 31, 2007 amounted to 4.9%.  Further, beginning in 2006, the Company revised its underwriting standards to place an increased focus on cash flow analysis, tightened its credit standards and provided additional resources to the resolution of its classified assets.

The actions taken by the Company during 2006 and 2007, discussed above, and the continued recessionary forces in the local economy have had a significant adverse impact on the Company’s financial condition and results of operations.  For 2006 and 2007, net losses amounted to $4.1 million and $33.3 million, respectively, and stockholders’ equity decreased from $86.0 million or 8.36% of total assets at December 31, 2005 to $53.6 million or 6.04% of total assets at December 31, 2007.  Further, the level of the Company’s non-performing assets has and will continue to negatively impact the Company’s interest rate spread, interest income, provision for losses on loans and net earnings or loss.  Non-performing assets totaled $32.8 million, $26.1 million and $18.9 million at December 31, 2007, 2006 and 2005, respectively.  While the Bank has devoted and will continue to devote substantial management resources toward the resolution of all delinquent and non-performing assets, no assurance can be made that management’s efforts will be successful.

The Bank’s primary federal regulator, OTS has, in light of the Company’s recent losses and levels of nonperforming assets, imposed certain operations restrictions on the Company and the Bank, many of which had previously been taken by the Company and the Bank.  On April 2, 2008, the Company and the Bank each consented to the terms of Cease and Desist Orders issued by the OTS (the “Orders”).  The Company attached copies of the Orders to a Current Report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2008.

The Orders require the Company and the Bank to, among other things, file with the OTS within proscribed time periods updated business plans, which specifically incorporate the requirements set forth in the Orders and comments contained in the most recently completed examinations of the Company and the Bank. On a quarterly basis, the Bank and the Company will be required to compare the projected operating results from the business plans with the actual results. The results of this variance analysis are to be submitted to the OTS within the proscribed time periods. In addition, the Orders require that the Company and the Bank receive the permission of the OTS prior to (i) making or declaring any dividends or payments on their outstanding securities; (ii) adding or replacing a director or hiring a senior executive officer; and (iii) making any golden parachute payments to any institution-affiliated party. Pursuant to the Order issued to the Company, the Company must also receive the permission of the OTS prior to increasing its debt position and before any repurchase of its securities.

The Order issued to the Bank also requires the Bank to take or refrain from certain actions, including (i) not making any new loans or issuing new lines of credit for land acquisition or development, speculative residential construction, commercial and multi-family construction, acquisition or retention of commercial property, and non-owner occupied one- to four-family residential property; (ii) engaging an independent consultant to conduct a loan portfolio review for the purpose of determining asset quality and the appropriateness of the Bank’s asset classification process related to loan relationships that equal or exceed $4.0 million; (iii) establishing a plan for reducing adversely classified assets; (iv) reviewing and, where appropriate, adjusting the Bank’s allowance for loan and lease losses methodology; (v) limiting asset growth during each calendar quarter to an amount not to exceed net interest credited on deposit liabilities; and (vi) establishing an Oversight Committee of the Bank’s Board of Directors comprised of independent outside directors.  In an effort to proactively address the downturn in the local real estate market, the Bank had previously curtailed or ceased the lending activities restricted in the Orders.

Management of the Company and the Bank is working diligently to resolve the issues associated with the Company’s nonperforming assets and to provide the information or take the actions required by the Orders.  Concurrently, management and the Board of Directors are considering all strategic alternatives available to the Company and the Bank.  As required, the Company and the Bank have filed a consolidated business plan with the OTS covering operations through 2010.  The Company’s business plan contemplates, among other things, a consolidation of the Company’s operations through branch sales and a reduction in adversely classified assets through loan resolutions, repayments, sales and charge-offs.  Branch sale transactions would decrease the Company’s assets and liabilities, improve capital ratios, generate taxable income, and reduce general, administrative and other expense.  In addition, the Bank would dividend funds to the Company to provide liquidity to service the Company’s debt, provided that approval would be received from the OTS. The business plan was submitted by the Company to the OTS on April 7, 2008 and is subject to review and approval by the OTS.

The report of the Company’s independent registered public accounting firm contains an explanatory paragraph as to the Company’s ability to continue as a going concern primarily due to the Company’s current lack of liquidity to repay its $17.5 million obligation under an outstanding line of credit due June 30, 2008.  The line of credit is secured by all outstanding shares of common stock of the Bank.  Although the Bank exceeds all of its capital requirements and is considered well capitalized at December 31, 2007, the Orders prohibit the Bank from paying cash dividends to the Company without the prior consent of the OTS and the Company will only be able to rely upon existing cash and cash equivalents as sources of its liquidity.  Without the ability to rely on dividends from the Bank, the Company will require funds from other capital sources to meet its obligations such as restructuring the current line of credit or replacing the current line of credit.  The Company was not in compliance with one of the loan covenants at December 31, 2007 and the lender has the ability to accelerate all outstanding amounts upon notice and the passage of 30 days. The Company is currently negotiating with the lender regarding a waiver of default, and a modification and/or extension of the line of credit.

Overview and Recent Regulatory Matters (continued)

In light of the matters discussed on the previous page, the Company established a $4.4 million valuation allowance of deferred federal income taxes, thus decreasing the tax benefit recorded during the year by the Company.  Generally, the losses incurred in 2006 and 2007 resulted in deferred federal income taxes or deferred tax assets which may be utilized against current period earnings, carried back against prior years’ earnings or utilized to the extent of management’s estimate of future taxable income.  The valuation allowance was established since the Company’s current liquidity position may impair the Company’s ability to generate future taxable income, and therefore, impair its ability to realize all benefits of the deferred tax asset.

Current OTS capital standards require savings institutions to satisfy three different capital requirements.  Under these standards, savings institutions must maintain tangible capital equal to at least 1.5% of adjusted total assets, core capital equal to at least 4.0% of adjusted total assets and total capital equal to at least 8.0% of risk-weighted assets.  At December 31, 2007, the Bank exceeded all of such capital requirements, with tangible, core and risk-based capital ratios of 7.0%, 7.0% and 11.4%, respectively.  Further, at such date, the Bank was deemed a well capitalized institution under the regulatory framework for prompt correction action purposes.

The Bank is subject to examination and comprehensive regulation by the OTS, which is the Bank’s chartering authority and primary federal regulator.  The Bank is also regulated by the FDIC, administrator of the Deposit Insurance Fund.  The Bank is a member of the Federal Home Loan Bank (the “FHLB”) of Cincinnati, which is one of the 12 regional banks comprising the FHLB System.

PEOPLES COMMUNITY BANCORP, INC.

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

As previously announced, the Board of Directors of the Company adopted an amendment to Article VI of the Company’s Bylaws to change the Company’s fiscal year end from September 30, to December 31, effective retroactively to January 1, 2006, in order to increase operational efficiency.  As a result, the consolidated statements of financial condition compares December 31, 2007 to December 31, 2006, while the consolidated statements of operations, the consolidated statements of comprehensive income (loss), and the consolidated statements of cash flow reflect, as applicable, the twelve month period ended December 31, 2007, the twelve month period ended December 31, 2006, the three month period ended December 31, 2005, and the twelve month period ended September 30, 2005. Further, for purposes of this section, the discussion of changes in financial condition compares December 31, 2007 to December 31, 2006 and the discussion of results of operations compares the year ended December 31, 2007 to the year ended December 31, 2006 as well as the year ended December 31, 2006 to the year ended September 30, 2005.

Critical Accounting Policies

The “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as disclosures found elsewhere in this annual report, are based upon the Company’s consolidated financial statements, which are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).  The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.  Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements.  These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information, including third parties or available prices,  sensitivity of the estimates to changes in economic conditions, and whether alternative accounting methods may be utilized under US GAAP.  Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, valuation allowance of deferred income taxes, and goodwill impairment.  Actual results could differ from those estimates.

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

The allowance is regularly reviewed by management to determine whether the amount is considered adequate to absorb probable losses.  This evaluation includes specific loss estimates on certain individually reviewed loans, statistical loss estimates for loan pools that are based on historical loss experience, and general loss estimates that are based  upon the size, quality, and  concentration  characteristics  of the various loan  portfolios, adverse situations that may affect a borrower’s ability to repay, and current economic and industry conditions.   Also considered as part of that judgment is a review of the Bank’s trends in delinquencies and loan losses, as well as trends in delinquencies and losses for the region and other economic factors.

Valuation Allowance of Deferred Income Taxes.  The Company accounts for federal income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes.”  Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods.  Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years’ earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management’s estimate of future taxable income.  A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management’s estimates of taxes payable on future taxable income.  Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

Goodwill.  The Company has developed procedures to test goodwill for impairment on an annual basis using September 30 financial data.  The evaluation of possible impairment is outsourced to a third party.  This evaluation is based on the analysis set forth below.

The test involves assigning tangible assets and liabilities, identified intangible assets and goodwill of the Bank (which is the Company’s reporting unit as defined under SFAS No. 142) and comparing the fair value of this reporting unit to its carrying value including goodwill.  The value is determined assuming a freely negotiated transaction between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.  The third party selected by management utilizes the following common approaches to valuing business combination transactions involving financial institutions to derive the fair value of the reporting unit: (1) the comparable transactions approach which is specifically based on earnings, book value, assets and deposit premium multiples received in recent sales of comparable bank franchises; (2) the discounted cash flow approach and (3) the trading price method. The application of the valuation techniques takes into account the reporting unit’s operating history, the current market environment and future prospects.  As of the most recent evaluation, the only reporting unit carrying goodwill is the Bank.

If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and no second step is required.  If the fair value does not exceed the carrying amount, a second test is required to measure the amount of goodwill impairment.  The second test of the overall goodwill impairment compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill.  The impairment loss shall equal the excess of carrying value over fair value.  Any impairment loss would require an immediate charge to earnings.  The Bank recorded goodwill totaling $23.9 million in conjunction with acquisitions of other financial institutions over the past five years.  Following an updated valuation in the fourth quarter of 2007 by an independent third party, the Bank incurred a non-cash impairment charge of $11.4 million for the writedown of goodwill.   This impairment is primarily attributable to lower market valuations for financial institutions in the latter part of 2007, the weakening of the credit market in the second half of 2007, the decline in real estate values, particularly in the Cincinnati region, and the net losses recorded by the Bank and Company for the past six quarters.

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

	Year ended
	December 31, 2007			December 31, 2006			September 30, 2005
	Average	Interest		Average	Interest		Average	Interest
	outstanding	earned/	Yield/	outstanding	earned/	Yield/	outstanding	earned/	Yield/
	balance	paid	rate	balance	paid	rate	balance	paid	rate
	(Dollars in thousands)

Interest-earning assets:
Loans receivable (1)	$751,917	53,390	7.10%	$870,327	61,096	7.02%	$655,256	$41,628	6.35%
Mortgage-backed securities	49,427	2,394	4.84	60,474	2,467	4.08	204,500	5,292	2.59
Investment securities (2)	18,150	1,100	6.06	17,473	951	5.44	13,992	664	4.75
Interest-earning deposits	64,965	3,349	5.16	18,206	961	5.28	5,327	164	3.08

Total interest-earning assets	884,459	60,233	6.81	966,480	65,475	6.77	879,075	47,748	5.43

Non-interest-earning assets	85,652			93,635			57,477

Total assets	$970,111			$1,060,115			$936,552

Interest-bearing liabilities:
Savings and checking accounts	$193,845	5,430	2.80	$230,353	6,162	2.65	$190,901	4,250	2.23
Money market deposit accounts	20,097	396	1.97	20,303	395	1.92	25,019	306	1.22
Certificates of deposit	506,294	24,202	4.78	478,148	20,682	4.30	295,636	10,671	3.61
FHLB advances and other borrowings	117,546	5,341	4.54	173,622	7,163	4.13	296,527	9,934	3.35
Subordinated debentures	15,000	1,091	7.27	26,740	2,083	7.79	16,299	1,043	6.40

Total interest-bearing liabilities	852,782	36,460	4.28	929,166	36,485	3.93	824,382	26,204	3.18

Non-interest-bearing liabilities	30,346			40,384			33,933

Total liabilities	883,128			969,550			858,315

Stockholders’ equity	86,983			90,565			78,237

Total liabilities and stockholders’ equity	$970,111			$1,060,115			$936,552

Net interest income		$23,733			$28,990			$21,544

Interest rate spread			2.53%			2.84%			2.25%

Net interest margin (3)			2.69%			3.00%			2.45%

Average interest-earning assets to average interest-bearing liabilities			103.71%			104.02%			106.63%

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

	December 31, 2006 to			December 31, 2005 to
	December 31, 2007			December 31, 2006
	Increase (Decrease)			Increase (Decrease)
	Due to Changes In			Due to Changes In
	Rate	Volume	Total	Rate	Volume	Total
	(In thousands)

Interest-earning assets:
Loans receivable	$705	$(8,411)	$(7,706)	$4,698	$14,770	$19,468
Mortgage-backed securities	(3,776)	3,703	(73)	12,599	(15,424)	(2,825)
Investment securities (1)	111	38	149	105	182	287
Interest-earning deposits	(21)	2,409	2,388	182	615	797
Total interest-earning assets	(2,981)	(2,261)	(5,242)	17,584	143	17,727

Interest-bearing liabilities:
Savings and checking accounts	407	(1,139)	(732)	912	1,000	1,912
Money market deposit accounts	2	(1)	1	133	(44)	89
Certificates of deposit	2,305	1,215	3,520	2,367	7,644	10,011
FHLB advances and other borrowings	809	(2,631)	(1,822)	3,552	(6,323)	(2,771)
Subordinated debentures	(150)	(842)	(992)	152	888	1,040
Total interest-bearing liabilities	3,373	(3,398)	(25)	7,116	3,165	10,281

Increase in net interest income	$(6,354)	$1,137	$(5,217)	$10,468	$(3,022)	$7,446

(1)           Includes FHLB stock and certificates of deposit at other institutions.

Discussion of Financial Condition Changes from December 31, 2006 to December 31, 2007

At December 31, 2007, the Company’s total assets amounted to $887.4 million, a decrease of $140.7 million, or 13.7%, compared to total assets at December 31, 2006.  The decrease in assets was comprised primarily of a $178.2 million net decrease in loans receivable and a decrease in goodwill of $11.4 million, partially offset by an increase of $29.2 million in cash and cash equivalents, an increase in real estate acquired by foreclosure of $6.6 million, and an increase of $5.7 million in deferred federal income tax.

Liquid assets (i.e. cash and interest-bearing deposits) totaled $86.6 million at December 31, 2007, an increase of $29.2 million, or 50.7%, compared to the amount at December 31, 2006.  The increase in liquid assets as of December 31, 2007 was primarily due to curtailed lending and the low yield on alternative investments.  Approximately $67.0 million was invested in fed funds with a yield of 3.03% on December 31, 2007.

Investment securities totaled $67.6 million at December 31, 2007, an increase of $10.7 million, or 18.8%, from the amount at December 31, 2006.  The increase was comprised primarily of $29.8 million in purchases, partially offset by  $19.3 million of sales and repayments during the period.

Loans receivable totaled $634.4 million at December 31, 2007, a decrease of $178.2 million, or 21.9%, over December 31, 2006 levels. Loan disbursements amounted to $162.4 million during fiscal 2007, which were offset by principal repayments of $269.4 million and loans and participations sold totaling $32.0 million.  Between 2001 and 2005, the Bank placed an increasing emphasis on multi-family residential loans, nonresidential real estate and land loans, construction loans, unsecured commercial loans and consumer loans.  However, due in large part to the downturn in the local economy, and, in particular, values of residential and residential development properties, as well as a significant increase in total non-performing loans, the Company, beginning in late 2006, began to reduce all aspects of its lending exposure.  In addition, as discussed below, in an attempt to address such slowdown in the local economy and the resulting decrease in the value of its collateral, the Company charged-off $13.1 million and $18.3 million of loans in 2006 and 2007, respectively.

The allowance for loan losses totaled $34.5 million at December 31, 2007, an increase of $16.1 million, or 87.8% compared to the allowance at December 31, 2006.  Due primarily to the significant downturn in the local real estate market, an increase in internally classified loans, significant charge-offs during the year, and the relative credit risk of the loan portfolio, $32.8 million was added to the allowance through the provision for losses on loans during fiscal 2007.   Approximately $18.3 million of loans were charged-off during the year.  The charged-off loans were comprised of $8.5 million in loans secured by one- to four-family residential real estate (including $7.4 million of non-owner occupied investment property), $4.7 million in loans secured by multi-family residential real estate, $844,000 in construction loans, $1.3 million in loans secured by commercial real estate and land, and $2.9 million in commercial and consumer loans.  The increase in charged-off loans was primarily due to real estate investors and developers experiencing cash flow difficulties and the downturn in the local economy.

The allowance for loan losses represented 4.9% and 2.1% of total loans at December 31, 2007 and 2006, respectively.  The allowance for loan losses represented 133.0% and 71.2% of nonperforming loans at December 31, 2007 and 2006, respectively.  Nonperforming assets totaled $32.8 million and $26.1 million at December 31, 2007 and 2006, respectively.  Nonperforming assets at December 31, 2007 consisted of $4.8 million of loans secured by one- to four-family residential real estate, $5.2 million of  loans secured  by  multi-family residential real estate, $10.6 million of loans secured by nonresidential real estate and land, $4.7 million in construction loans, $563,000 in commercial and consumer loans, and $6.9 million in foreclosed real estate.  The Bank’s management continues to aggressively pursue the collection and resolution of all delinquent and nonperforming loans.

Discussion of Financial Condition Changes From December 31, 2006 to December 31, 2007 (continued)

At December 31, 2007, non-accrual loans secured by one- to four-family residential real estate consisted of $1.9 million in owner-occupied residences with an average balance of $69,000, and $2.9 million in non-owner occupied residences with an average balance of $71,000.  Three borrowers represented $1.9 million of the non-owner occupied one- to four-family residential non-accrual loans.

Non-accrual loans secured by multi-family residential real estate amounted to $5.2 million at December 31, 2007, with an average balance of $435,000.  Two borrowers represented $3.9 million of this total, with the largest borrower owing $2.8 million.    Commercial real estate and land secured non-accrual loans totaled $10.1 million at December 31, 2007.  The average balance of these 25 loans was $403,000.  Three borrowers represented $6.3 million of the non-accrual loans secured by commercial real estate and land, with the largest borrower owing $3.8 million.

Non-accrual construction loans totaled $4.6 million at December 31, 2007, with an average balance of $244,000.  Approximately $3.8 million of these construction loans are secured by one- to four-family residential real estate.  Commercial and consumer non-accrual loans totaled $546,000, with $512,000 of these loans being unsecured.

Management has considered these loan concentrations as a part of its overall evaluation of the adequacy of the Bank’s allowance for loan losses.  Although management believes that its allowance for loan losses at December 31, 2007 was appropriate based upon the available facts and circumstances at such time, there can be no assurance that additions to such allowance will not be necessary in future periods, which would adversely affect the Bank’s results of operations.

Goodwill decreased from $23.9 million at December 31, 2006 to $12.5 million at December 31, 2007, a decrease of $11.4 million, or 47.7%.  The Bank recorded a goodwill impairment of $11.4 million as of December 31, 2007, primarily due to lower market valuations for financial institutions in the latter part of 2007, the weakening of the credit market in the second half of 2007, the decline in real estate values, particularly in the Cincinnati region, and the net losses recorded by the Bank and the Company for the past six quarters.

Deposits totaled $735.2 million at December 31, 2007, a decrease of $20.0 million, or 2.7%, over the total at December 31, 2006.  Total demand, transaction and savings deposits decreased by $32.6 million, or 12.7%, to $223.4 million at December 31, 2007, while total certificates of deposit increased by $12.5 million, or 2.5%, to $511.8 million at December 31, 2007.  During the first three quarters of fiscal year 2007, the Bank utilized competitive pricing strategies on certificates of deposits, which included advertised specials rates.  In late 2007, due to the cost of funds and the Bank’s interest margin compression, management continued itsconcentration on growing demand and savings deposits.

Advances from the Federal Home Loan Bank and other borrowings totaled $77.6 million at December 31, 2007, a decrease of $79.3 million, or 50.5%, compared to December 31, 2006 totals.  During fiscal year 2007, $100.0 million in fixed-rate convertible FHLB advances were paid in full on their conversion date with no penalty through the use of available cash and proceeds from both mortgage-backed security repayments and loan sales and payments.  In the fourth quarter of 2007, the Bank took advantage of a fixed rate advance special with FHLB for $25.0 million.  This special offering provides a fixed rate of interest of 3.45% for a minimum of 3 months and a maximum of 10 years.  After the first three months and quarterly thereafter, the FHLB has the option to require the borrower to prepay the advance without a fee or allow the advance to remain at the original contracted fixed rate.

Stockholders’ equity totaled $53.6 million at December 31, 2007, a decrease of $34.1 million, or 38.9%, compared to the amount at December 31, 2006.  The decrease resulted primarily from net losses of $33.3 million, which included $11.4 million in goodwill impairment, and dividends paid on common stock totaling $2.1 million, which were partially offset by the amortization of stock benefit plans totaling $1.1 million, a $176,000 increase in net unrealized gains on available for sale securities, and $180,000 adjustment due to the implementation of FIN 48 on January 1, 2007.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2007 and December 31, 2006

General

The Company recorded a net loss of $33.3 million for the fiscal year ended December 31, 2007, compared to a net loss of $4.1 million for the fiscal year ended December 31, 2006.  The higher net loss was primarily due to an increase of $15.4 million, or 88.0% in provision for loan losses and goodwill impairment of $11.4 million.  In addition, the Company recorded a $5.2 million, or 18.0%, decrease in net interest income, partially offset by an increase of $720,000, or 22.4%, in other income and a $2.6 million increase in tax benefits.

Net Interest Income

Total interest income amounted to $60.2 million for the fiscal year ended December 31, 2007, a $5.2 million, or 8.0%, decrease over the fiscal year ended December 31, 2006.  The decrease was due to an $82.0 million, or 8.5%, decrease in average interest-earning assets, partially offset by a four basis point increase in the average yield for the year ended December 31, 2007 compared to the year ended December 31, 2006.

Interest income on loans totaled $53.4 million for the fiscal year ended December 31, 2007, a decrease of $7.7 million, or 12.6%, from the year ended December 31, 2006.  This decrease was primarily due to a $118.4 million, or 13.6%, decrease in the average portfolio balance outstanding for the year ended December 31, 2007 compared to the year ended December 31, 2006, partially offset by an eight basis point increase in the weighted-average yield to 7.10% for fiscal 2007. The decrease in the average balance was primarily due to loan sales of $32.0 million, and loan repayments totaling $269.4 million, partially offset by loan disbursements of $162.4 million.  As previously stated, the Bank, beginning in late 2006, began to reduce all aspects of its lending exposure in response to the downturn in the local real estate market.  The increase in the Bank’s yield reflects a moderate upward shift in market rates and the corresponding impact on adjustable-rate loans, primarily in the first two quarters of the fiscal year.

Interest income on mortgage-backed securities totaled $2.4 million for fiscal 2007, a decrease of $73,000, or 3.0%, compared to the year ended December 31, 2006, due to a $11.0 million, or 18.3%, decrease in the average balance outstanding for the year ended December 31, 2007 compared to the year ended December 31, 2006, partially offset by a 76 basis point increase in the weighted-average yield. The decrease in the average balance of the mortgage-backed securities portfolio was primarily due to approximately $19.3 million in repayments, partially offset by a purchase in the fourth quarter of approximately $29.8 million.  Interest income on investment securities and interest-bearing deposits totaled $4.4 million, an increase of $2.5 million, due primarily to a $47.4 million increase in the average balance of the related assets for the year ended December 31, 2007 compared to the year ended December 31, 2006.  The increase in interest-bearing deposits was primarily due to curtailed lending and the low yield on alternative investments. At December 31, 2007, federal funds sold totaled $67.0 million, compared to $25.0 million at December 31, 2006.

Interest expense on deposits totaled $30.0 million for the fiscal year ended December 31, 2007, an increase of $2.8 million, or 10.2%, over the $27.2 million recorded for the year ended December 31, 2006.  The increase was due primarily to an increase in the weighted-average cost of deposits of 43 basis points, to 4.17% for fiscal 2007, partially offset by a decrease of $8.6 million, or 1.2%, in the average balance of deposits outstanding for the year ended December 31, 2007 compared to the year ended December 31, 2006.  The increase in the average cost of deposits was primarily due to the increase in market interest rates, as well as advertised special rates on certificates of deposits throughout the year.  The decrease in the average balance of deposits was primarily due to the strongly competitive Cincinnati market place.

Interest expense on borrowings totaled $6.4 million for fiscal 2007, a decrease of $2.8 million, or 30.4%, compared to the year ended December 31, 2006, due primarily to a $67.8 million, or 33.8%, decrease in the average balance of borrowings outstanding, partially offset by a 24 basis point increase in the average cost of borrowings for fiscal 2007.  During fiscal year 2007, $100.0 million in fixed-rate convertible FHLB advances were paid in full on their conversion date with no penalty through the use of available cash and proceeds from both mortgage-backed security repayments and loan sales and payments.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2007 and December 31, 2006 (continued)

Net Interest Income (continued)

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $5.2 million, or 18.0%, during the fiscal year ended December 31, 2007, compared to fiscal year ended December 31, 2006.  The interest rate spread amounted to 2.53% for fiscal 2007 compared to 2.84% for the year ended December 31, 2006.  The net interest margin totaled 2.69% and 3.00% for the fiscal years ended December 31, 2007 and 2006, respectively.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank’s market area, and other factors related to the collectibility of the Bank’s loan portfolio.  After considering the above factors, management recorded a provision for losses on loans of $24.5 million in the fourth quarter of 2007, resulting in a total of $32.8 million for the fiscal year ended December 31, 2007, compared to $17.5 million for the fiscal year ended December 31, 2006.  The large provision in the fourth quarter of 2007 reflects higher probable credit losses on primarily non-owner occupied residential loans and land development loans.  Nonperforming assets at September 30, 2007 totaled $20.4 million, compared to $32.8 million at December 31, 2007, while classified assets increased from $31.3 million at September 30, 2007 to $40.6 million at December 31, 2007.

The provisions recorded during the fiscal 2007 and 2006 periods were predicated on higher non-performing, classified and criticized assets for the years, as well as significant charge-offs during both fiscal years.  The increase in such loans is primarily due to delinquent loans in the Bank’s non-owner occupied (investment property) residential loan portfolio and its acquisition, development, and construction loan portfolio.  The delinquencies in these portfolios are due primarily to the residual effects of the deterioration in the local real estate market and resultant cash flow issues faced by local property investors and developers.  The downturn in the local economy has also resulted in deterioration in other sectors of the portfolio, including multi-family residential loans and commercial loans. There can be no assurance that the allowance for loan losses will be sufficient to cover losses on nonperforming loans in the future.

Other Income

Other income totaled $3.9 million for the fiscal year ended December 31, 2007, an increase of $719,000, or 22.4%, compared to the year ended December 31, 2006.  The increase was due primarily to a $428,000, or 17.2%, increase in other operating income, an increase of $33,000, or 4.8%, in income from bank-owned life insurance, and a $247,000 net gain on sale of loans recorded during fiscal year 2007 compared to a net loss of $59,000 recorded during fiscal year 2006 on the sale of loans and real estate.  The increase in other operating income resulted primarily from an increase of approximately $289,000 in deposit fees.  These increases were partially offset by a decrease in the gain on sale of securities of $47,000 during fiscal year 2007.

General, Administrative and Other Expense

General, administrative and other expense totaled $33.2 million for the fiscal year ended December 31, 2007, an increase of $12.0 million, or 57.0%, compared to the fiscal year ended December 31, 2006.  This increase resulted primarily from a goodwill non-cash impairment charge of $11.4 million recorded in the fourth quarter of 2007 by the Bank following an updated valuation by an independent third party.  This impairment is primarily attributable to lower market valuations for financial institutions in the latter part of 2007, the weakening of the credit market in the second half of 2007, the decline in real estate values, particularly in the Cincinnati region, and the net losses recorded by the Bank and Company for the past six quarters.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2007 and December 31, 2006 (continued)

General, Administrative and Other Expense (continued)

Excluding the goodwill impairment, general, administrative and other expense increased $652,000, or 3.1%. The Company recorded a $277,000, or 7.0%, increase in other operating expense, a $45,000, or 4.6%, increase in franchise tax, a $205,000, or 12.6%, increase in amortization of intangibles, and a $213,000, or 21.2%, increase in data processing expense.  Employee compensation and benefits expense and occupancy and equipment expense remained relatively constant compared to the fiscal year ended December 31, 2006.  During the fourth quarter of 2007, the Company recorded approximately $508,000 in ESOP expense for the release of approximately 32,383 ESOP shares for employee allocation.  This occurred in conjunction with the decision to terminate the ESOP by September 30, 2008 and record associated expenses in 2008 to release all remaining unallocated shares.

The increase in other operating expenses was due primarily to an increase in legal and collection fees recorded during the year ended December 31, 2007.  Data processing expenses increased primarily due to an increase in services utilized by customers and an overall price increase.

Federal Income Taxes

The Company recorded a credit provision for federal income taxes totaling $4.9 million for the fiscal year ended December 31, 2007 compared to a credit provision of $2.3 million for the fiscal year ended December 31, 2006.  The income tax benefit for both years was due to net losses incurred in 2006 and 2007.  A valuation allowance against deferred tax assets of approximately $4.4 million was recorded in the fourth quarter of 2007.

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

Interest income on loans totaled $61.1 million for the fiscal year ended December 31, 2006, an increase of $19.5 million, or 46.8%, from the year ended September 30, 2005.  This increase was primarily due to a $215.1 million, or 32.8%, increase in the average portfolio balance outstanding for the year ended December 31, 2006 compared to the

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2006 and September 30, 2005 (continued)

Net Interest Income (continued)

year ended September 30, 2005, coupled with a 67 basis point increase in the weighted-average yield to 7.02% for fiscal 2006.  The increase in the average balance was primarily due to $122.6 million and $38.0 million in loans obtained in the acquisition of Peoples Federal and Mercantile, respectively, in fiscal 2006, coupled with continued strong loan origination activity, particularly with respect to single-family residential loans, construction loans, and nonresidential real estate and land loans.  The increase in the Bank’s yield reflects a moderate upward shift in market rates and the corresponding impact on adjustable-rate loans as well as new originations in higher yielding loan products.

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

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2006 and September 30, 2005 (continued)

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank’s market area, and other factors related to the collectibility of the Bank’s loan portfolio.  After considering the above factors, management recorded a provision for losses on loans totaling $17.5 million and $3.6 million for the fiscal years ended December 31, 2006 and September 30, 2005, respectively.  The provision recorded during the fiscal 2006 period was predicated on higher non-performing, classified and criticized assets for the fiscal year 2006, as well as significant charge-offs during 2006.  The increase in such loans is primarily due to delinquent loans in the Bank’s non-owner occupied (investment property) residential loan portfolio and its acquisition, development, and construction loan portfolio.  The delinquencies in these portfolios are due primarily to moderate downturn in the local economy and resultant cash flow issues faced by local property investors and developers.  There can be no assurance that the allowance for loan losses will be sufficient to cover losses on nonperforming loans in the future.

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

The increase in occupancy and equipment expense primarily reflects increased depreciation and maintenance costs associated with the three offices in Southeast Indiana acquired with the purchase of American State Bank in June 2005, the three offices in Southeast Indiana acquired with the purchase of Peoples Federal Savings Bank in December 2005 and the one office in Cincinnati acquired with the purchase of Mercantile Savings Bank in June 2006. The increase in franchise taxes reflects the continued growth of the equity in the Bank.  The increase in amortization of intangibles was due to the additional core deposit intangibles recorded in conjunction with the acquisitions of American State in June 2005, Peoples Federal in December 2005 and Mercantile in June 2006.  The increase in other

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2006 and September 30, 2005 (continued)

General, Administrative and Other Expense (continued)

operating expense was primarily due to increased loan collection expenses of approximately $310,000, and an increase in other operating costs associated with the Bank’s overall growth for the year ended December 31, 2006 compared to the year ended September 30, 2005.

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

Exposure to Changes in Interest Rates

The Company’s ability to maintain net interest income depends upon its ability to earn a higher yield on interest-earning assets than the rates paid on deposits and borrowings.  The Bank’s ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest fluctuate.  Historically, long-term, fixed-rate mortgage loans made up a significant portion of Peoples’ interest-earning assets.  A predominance of long-term fixed-rate loans would make Peoples particularly susceptible to the risk of changing interest rates, particularly in a rising rate environment.  However, during fiscal 2000, the Bank began to emphasize the origination of adjustable-rate mortgage (“ARM”) loans and shorter-term loans such as non-residential real estate loans, construction loans, commercial loans and consumer loans, in an effort to improve its interest rate risk position.  As a result, at December 31, 2007, approximately $288.9 million, or 41.0%, of the Company’s loan portfolio consisted of loans with fixed-rates of interest and approximately $415.1 million, or 59.0%, had adjustable-rates of interest.  Further, nonresidential real estate and land loans, construction loans, commercial loans and consumer loans totaled $309.9 million or 44.0% of the total loan portfolio at December 31, 2007 compared to $203.6 million or 36.6% of the total loan portfolio at September 30, 2002.  These loans typically have higher rates and/or shorter terms to maturity compared to single-family residential mortgage loans.

Fourth Quarter Review

Net loss for the fourth quarter of 2007 was $31.5 million, or $6.57 loss per share, compared to a net loss for the third quarter of 2007 of $1.4 million and $2.3 million for the fourth quarter of 2006.  Net interest income for the  fourth quarter of 2007 decreased $1.1 million, or 18.4%, compared to the third quarter of 2007, primarily due to a decrease of 40 basis points in the net interest margin to 2.17% for the fourth quarter of 2007.

Management recorded a provision for losses on loans of $24.5 million in the fourth quarter of 2007, compared to $4.1 million in the third quarter of 2007.  The larger provision in the fourth quarter reflects higher probable credit losses on primarily non-owner occupied residential loans and land development loans, as a result of continuing forces in the local economy and a significant downturn in the real estate market.  Nonperforming assets at September 30, 2007 totaled $20.4 million, compared to $32.8 million at December 31, 2007, while classified assets increased from $31.3 million at September 30, 2007 to $40.6 million at December 31, 2007.

Other income totaled approximately $1.2 million for the fourth quarter of 2007, compared to $749,000 for the third quarter of 2007.  The increase was primarily attributed to approximately $100,000 in recoveries received on loans charged-off by a financial institution prior to its acquisition by the Company, $100,000 received as a property improvement easement, and increases in other deposit and loan fee income.

General, administrative and other expenses recorded during the fourth quarter of 2007 totaled $5.3 million, an increase of $277,000, or 5.5%, compared to the third quarter of 2007, and a decrease of $418,000, or 7.3%, and a decrease of $325,000, or 5.8%, from the first and second quarter of 2007, respectively.  In December 2007, the Bank recorded approximately $508,000 in compensation expense for the release of approximately 32,383 ESOP shares for employee allocation.  This occurred in conjunction with the decision to terminate the ESOP by September 30, 2008 and record associated expenses in 2008 to release all unallocated shares.

The Bank recorded goodwill totaling $23.9 million in conjunction with acquisitions of other financial institutions over the past five years.  Following an updated valuation in the fourth quarter of 2007 by an independent third party, the Bank incurred a non-cash impairment charge of $11.4 million for the writedown of goodwill.   This impairment is primarily attributable to lower market valuations for financial institutions in the latter part of 2007, the weakening of the credit market in the second half of 2007, the decline in real estate values, particularly in the Cincinnati region, and the net losses recorded by the Bank and Company for the past six quarters.

In the fourth quarter of 2007, the Company recorded a valuation allowance of deferred income tax in the amount of  $4.4 million based principally on uncertainty about the Company’s ability to generate sufficient future taxable income to realize all of the related temporary differences.  The Company believes that it will realize the remaining net deferred tax assets through taxable income resulting from planned profitable sale of branches of the Bank within the next twelve months.  The expense for recording the valuation allowance is a non-cash item, and the recording of this expense does not imply that the Company owes additional income taxes.  This resulted in a total tax benefit of $3.7 million for the fourth quarter of 2007.

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

The following tables present the Bank’s net portfolio value as of December 31, 2007 and December 31, 2006, as calculated by the OTS, based on information provided to the OTS by the Bank.

December 31, 2007
					Change in
Change in				Net Portfolio	Net Portfolio
Interest Rates				Value as a% of	Value as a% of
In Basis Points		Net Portfolio		Portfolio Value	Portfolio Value
(Rate Shock)	Amount	Value $ Change	% Change	of Assets	of Assets
	(Dollars in thousands)

300bp	$74,391	$(20,246)	(21)%	8.54%	(199	)bp
200	83,308	(11,329)	(12)	9.45	(108)
100	90,606	(4,030)	(4)	10.17	(37)
0	94,637	—	—	10.53	—
(100)	95,789	1,153	1	10.59	6
(200)	94,408	(228)	—	10.39	(14)

December 31, 2006
					Change in
Change in				Net Portfolio	Net Portfolio
Interest Rates				Value as a% of	Value as a% of
In Basis Points		Net Portfolio		Portfolio Value	Portfolio Value
(Rate Shock)	Amount	Value $ Change	% Change	of Assets	of Assets
	(Dollars in thousands)

300bp	$93,611	$(26,697)	(22)%	9.46%	(231	)bp
200	104,620	(15,688)	(13)	10.44	(133)
100	113,622	(6,685)	(6)	11.22	(55)
0	120,308	—	—	11.77	—
(100)	123,615	3,307	3	12.00	23
(200)	122,663	2,355	2	11.82	5

As shown by the 2007 table above, a 100 basis point increase in interest rates would result in a decrease in the Bank’s net portfolio value based on OTS calculations as of December 31, 2007.  A 200 and 300 basis point increase would result in larger decreases in net portfolio value. Conversely, the 2007 table indicates an increase in net portfolio value at a 100 basis point decrease in interest rates, and a slight decrease in net portfolio value at a 200 basis point decrease in interest rates.  The instantaneous shock as indicated in the tables is subject to periodic interest rate adjustments and caps as dictated by the underlying notes.

Quantitative Analysis (continued)

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

(2)                                  Originating home equity lines of credit with interest rates that adjust monthly based on an index;

(3)                                  Purchasing adjustable-rate mortgage-backed securities;

(4)                                  Utilizing fixed-rate longer-term advances offered by the Federal Home Loan Bank; and

(5)                                  Developing a strong core deposit base.

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

Liquid assets as of December 31, 2007, included cash and deposits in other financial institutions totaling $86.6 million, in addition to investment securities and mortgage-backed securities available for sale at a total market value of $67.6 million.  These liquid assets as well as the ability to borrow funds, sell loan participations and attract deposits through local pricing or through brokers will allow the Bank to meet its obligations and commitments as indicated in the table below.  Any future excess liquidity generated via operations will be utilized to repay borrowings or purchase investment and mortgage-backed securities.

The Company is a thrift holding company and its sources of funds are limited.  Cash available to pay dividends to stockholders of the Company and to service the debt of the Company is largely dependent on the receipt of dividends from the Bank.  Without an additional capital infusion as well as possibly a restructuring of existing debt obligations, current cash flows and capital resources of the Company will be insufficient to fund the Company’s operating expenses and to meet its debt service obligations on the junior subordinated debentures beginning in August, 2008 or, more importantly, to pay off the $17.5 million line of credit which is due on June 30, 2008.  Since the Orders prohibit the Bank from paying cash dividends without the prior written consent of the OTS, the Company will only be able to rely upon existing cash and cash equivalents as the sources of its liquidity.  Without the ability to rely on dividends from the Bank, the Company will require funds from other funding sources to meet its obligations such as restructuring the current line of credit or replacing the current line of credit.  Any increase in the Company’s outstanding indebtedness will also require OTS approval.

Liquidity and Capital Resources (continued)

The Company is actively evaluating various funding strategies to meet its obligations, including restructuring its outstanding debt and selling branch offices.  The Company cannot provide assurance that it will succeed in accomplishing any restructuring of its existing debt or selling branches before its capital resources are depleted.  Failure to restructure the Company’s debt obligations or to sell branches will have a material adverse effect on, and impair, the Company’s business, financial condition and ability to operate as a going concern.

The following table sets forth information regarding the Company’s obligations and commitments to make future payments under contract as of December 31, 2007.

	Payments due by period
	Less			More
	than	1-3	3-5	than
	1 year	years	years	5 years	Total
	(In thousands)

Contractual obligations:
Operating lease obligations	$38	$77	$77	$6	$198
Advances from the Federal Home Loan Bank and other borrowings	18,497	2,938	1,964	54,229	77,628
Subordinated debentures	—	—	—	15,464	15,464
Certificates of deposit	406,005	77,865	27,925	2	511,797

Amount of commitments expiring per period
Commitments to originate loans:
Consumer lines of credit	29,538	—	—	—	29,538
Commercial lines of credit	2,393	—	—	—	2,393
One-to-four family and multi-family loans	143	—	—	—	143
Commitments to fund commercial or other:
Letters of credit	5,868	—	—	—	5,868

Total contractual obligations	$462,482	$80,880	$29,966	$69,695	$643,039

The Bank is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 4.0% and 8.0%, respectively.  At December 31, 2007, the Bank exceeded each of the capital requirements with tangible, core and risk-based capital ratios of 7.0%, 7.0% and 11.4%, respectively.

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

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

Peoples Community Bancorp, Inc.

West Chester, Ohio

We have audited the accompanying consolidated statements of financial condition of Peoples Community Bancorp, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for each of the years ended December 31, 2007 and 2006, the three-month period ended December 31, 2005 and for the year ended September 30, 2005. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Community Bancorp, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006, the three-month period ended December 31, 2005, and for the year ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note P, the Company has suffered recurring losses from operations and will operate under restrictions set forth by the formal agreements with the Company’s and Bank’s federal regulators, which result in uncertainty about the Company’s ability to meet obligations coming due in 2008. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note P. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cincinnati, Ohio

April 15, 2008

312 Walnut Street, Suite 3000 Cincinnati, OH 45202-4025 513 621-8300 Fax 513 621-8345
bkd.com

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2007 and 2006

(In thousands, except share data)

	2007	2006
ASSETS
Cash and due from banks	$16,117	$26,272
Federal funds sold	67,000	25,000
Interest-bearing deposits in other financial institutions	3,497	6,187
Cash and cash equivalents	86,614	57,459

Securities designated as available for sale	67,572	56,899
Loans receivable - net	634,421	812,578
Office premises and equipment	27,795	27,879
Real estate held for sale	510	—
Real estate acquired through foreclosure	6,915	333
Federal Home Loan Bank stock	14,024	14,024
Accrued interest receivable	4,295	5,461
Bank-owned life insurance	17,812	17,093
Prepaid expenses and other assets	1,906	3,404
Goodwill	12,514	23,911
Intangible assets	4,232	5,903
Deferred federal income taxes	8,816	3,135

Total assets	$887,426	$1,028,079

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits	$735,212	$755,261
Advances from the Federal Home Loan Bank and other borrowings	77,628	156,885
Subordinated debentures	15,464	15,464
Accrued interest payable	382	577
Other liabilities	5,175	12,276
Total liabilities	833,861	940,463

Commitments and contingent liabilities	—	—

Stockholders’ equity
Common stock - 15,000,000 shares of $.01 par value authorized; 4,838,964 and 4,829,699 shares issued at December 31, 2007 and 2006, respectively	48	48
Additional paid-in capital	71,136	70,987
Retained earnings (deficit)	(17,364)	17,929
Shares acquired by stock benefit plan	(295)	(1,212)
Accumulated comprehensive income (loss)	40	(136)
Total stockholders’ equity	53,565	87,616

Total liabilities and stockholders’ equity	$887,426	$1,028,079

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

 (In thousands, except share data)

	For Years		For Three Months	For Year
	Ended		Ended	Ended
	December 31,		December 31,	September 30,
	2007	2006	2005	2005

Interest income
Loans	$53,390	$61,096	$12,620	$41,628
Mortgage-backed securities	2,394	2,467	1,463	5,292
Investment securities	1,100	951	245	664
Interest-bearing deposits and other	3,349	961	74	164
Total interest income	60,233	65,475	14,402	47,748

Interest expense
Deposits	30,028	27,239	5,111	15,226
Borrowings	6,432	9,246	3,044	10,978
Total interest expense	36,460	36,485	8,155	26,204

Net interest income	23,773	28,990	6,247	21,544

Provision for losses on loans	32,800	17,450	900	3,600

Net interest income after provision for losses on loans	(9,027)	11,540	5,347	17,944

Other income
Gain (loss) on sale of investment securities	53	100	(1,407)	741
Gain (loss) on sale of branch premises and equipment	—	(21)	4	(58)
Gain on sale of loans	326	9	—	—
Loss on sale of foreclosed real estate	(81)	(47)	(19)	—
Income from bank-owned life insurance	719	685	162	158
Other operating	2,915	2,487	496	1,273
Total other income	3,932	3,213	(764)	2,114

General, administrative and other expense
Employee compensation and benefits	9,988	10,058	2,343	8,235
Occupancy and equipment	3,487	3,505	728	2,579
Franchise taxes	1,020	975	240	873
Data processing	1,217	1,004	201	916
Amortization of intangibles	1,838	1,633	116	116
Goodwill impairment	11,397	—	—	—
Other operating	4,224	3,947	902	3,108
Total general, administrative and other expense	33,171	21,122	4,530	15,827

Earnings (loss) before income taxes	(38,266)	(6,369)	53	4,231

Federal income taxes (benefits)
Current	774	(817)	493	1,945
Deferred	(5,707)	(1,491)	(527)	(570)
Total federal income taxes (benefits)	(4,933)	(2,308)	(34)	1,375

Net earnings (loss)	$(33,333)	$(4,061)	$87	$2,856

Earnings (Loss) per share

Basic	$(6.97)	$(.88)	$.02	$.73
Diluted	$(6.97)	$(.88)	$.02	$.72

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	For Years		For Three Months	For Year
	Ended		Ended	Ended
	December 31,		December 31,	September 30,
	2007	2006	2005	2005

Net earnings (loss)	$(33,333)	$(4,061)	$87	$2,856

Other comprehensive income (loss), net of tax:
Unrealized holding gains (losses) on securities during the period, net of tax effects (benefits) of $109, $120, $(576), and $365 in fiscal years ended December 31, 2007, and December 31, 2006, three months ended December 31, 2005, and fiscal year ended September 30, 2005, respectively	211	234	(1,119)	708

Reclassification adjustment for realized losses (gains) included in earnings, net of tax (effects) benefits of $(18), $(34), $478, and $(252) in fiscal years ended December 31, 2007 and December 31, 2006, three months ended December 31, 2005, and fiscal year ended September 30, 2005, respectively	(35)	(66)	929	(489)

Comprehensive income (loss)	$(33,157)	$(3,893)	$(103)	$3,075

Accumulated comprehensive income (loss)	$40	$(136)	$(304)	$(114)

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

					Unrealized
				Shares	gains (losses)
				acquired	on securities
		Additional	Retained	by stock	designated
	Common	paid-in	earnings	benefit	as available
	stock	capital	(deficit)	plan	for sale	Total

Balance at October 1, 2004	$39	$51,901	$24,891	$(723)	$(333)	$75,775

Amortization expense of stock benefit plans	—	392	—	221	—	613
Compensation expense relating to vested stock options	—	184	—	—	—	184
Issuance of common shares	5	10,245	—	(962)	—	9,288
Exercise of stock options	—	150	—	—	—	150
Net earnings for the year ended September 30, 2005	—	—	2,856	—	—	2,856
Dividends paid of $.60 per common share	—	—	(2,385)	—	—	(2,385)
Unrealized gains on securities designated as available for sale, net of related tax effects	—	—	—	—	219	219

Balance at September 30, 2005	$44	$62,872	$25,362	$(1,464)	$(114)	$86,700

Amortization expense of stock benefit plans	—	—	—	41	—	41
Compensation expense relating to vested stock options	—	53	—	—	—	53
Exercise of stock options	—	20	—	—	—	20
Net earnings for the three months ended December 31, 2005	—	—	87	—	—	87
Dividends paid of $.15 per common share	—	—	(664)	—	—	(664)
Unrealized losses on securities designated as available for sale, net of related tax effects	—	—	—	—	(190)	(190)

Balance at December 31, 2005	$44	$62,945	$24,785	$(1,423)	$(304)	$86,047

Amortization expense of stock benefit plans	—	235	—	211	—	446
Compensation expense relating to vested stock options	—	170	—	—	—	170
Exercise of stock options	—	46	—	—	—	46
Issuance of common shares	4	7,591	—	—	—	7,595
Net losses for the year ended December 31, 2006	—	—	(4,061)	—	—	(4,061)
Dividends paid of $.60 per common share	—	—	(2,795)	—	—	(2,795)
Unrealized losses on securities designated as available for sale, net of related tax effects	—	—	—	—	168	168

Balance at December 31, 2006 (balance carried forward)	$48	$70,987	$17,929	$(1,212)	$(136)	$87,616

The accompanying notes are an integral part of these statements.

					Unrealized
				Shares	gains (losses)
				acquired	on securities
		Additional	Retained	by stock	designated
	Common	paid-in	earnings	benefit	as available
	stock	capital	(deficit)	plan	for sale	Total

Balance at December 31, 2006 (balance brought forward)	$48	$70,987	$17,929	$(1,212)	$(136)	$87,616

Amortization expense of stock benefit plans	—	5	—	917	—	922
Compensation expense relating to vested stock options	—	137	—	—	—	137
Adjustment related to FIN 48	—	—	180	—	—	180
Exercise of stock options	—	7	—	—	—	7
Net losses for the year ended December 31, 2007	—	—	(33,333)	—	—	(33,933)
Dividends paid of $.45 per common share	—	—	(2,140)	—	—	(2,140)
Unrealized gains on securities designated as available for sale, net of related tax effects	—	—	—	—	176	176

Balance at December 31, 2007	$48	$71,136	$(17,364)	$(295)	$40	$53,565

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For Years		For Three Months	For Year
	Ended		Ended	Ended
	December 31,		December 31,	September 30,
	2007	2006	2005	2005
Cash flows provided by (used in) operating activities:
Net earnings (loss) for the year	$(33,333)	$(4,061)	$87	$2,856
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Amortization of premiums and discounts on securities	90	628	247	1,768
Amortization of deferred loan origination fees & premiums	(131)	(948)	(413)	(1,630)
Amortization of premiums and discounts on deposits	(16)	(424)	—	—
Amortization of premiums and discounts on borrowings	104	159	(404)	—
Expense of stock benefit plans	1,059	616	94	797
Amortization of other intangible assets	1,671	1,633	116	116
Amortization of mortgage servicing rights	165	101	—	—
Goodwill impairment	11,397	—	—	—
Depreciation	1,348	1,407	340	1,116
Provision for losses on loans	32,800	17,450	900	3,600
Investment securities dividends	(52)	(57)	(12)	(46)
Federal Home Loan Bank stock dividends	—	(664)	(165)	(510)
Income from bank-owned life insurance	(719)	(685)	(162)	(158)
Undistributed income from investment in Columbia	—	(172)	(48)	(95)
Loss (gain) on sale of securities	(53)	(100)	1,407	(741)
Loss (gain) on sale of branch premises and equipment	—	21	(4)	58
Gain on sale of loans	(326)	(9)	—	(93)
Gain on sale of real estate	(32)	(9)	—	—
Loss on sale of foreclosed real estate	113	56	18	33
Proceeds from sale of loans in the secondary market	1,688	831	—	6,714
Loans originated for sale in the secondary market	(1,663)	(822)	—	(6,543)
Increase (decrease) in cash, due to changes in:
Accrued interest receivable	1,166	(56)	(7)	(882)
Prepaid expenses and other assets	(3,235)	(770)	3,170	580
Accrued interest payable and other liabilities	(8,288)	4,981	(967)	2,062
Net cash provided by operating activities	3,753	19,106	4,197	9,002

Cash flows provided by (used in) investing activities:
Purchase of investment in Columbia	—	—	—	(2,524)
Sale of investment in Columbia	—	2,856	—	—
Purchase of bank-owned life insurance	—	—	—	(15,000)
Purchases of investment securities and mortgage-backed securities	(29,801)	—		(88,111)
Proceeds from sale of investment securities and mortgage-backed securities designated as available for sale	61	1,635	108,865	41,919
Principal repayments on investment securities and mortgage-backed securities	19,349	22,425	22,482	76,510
Proceeds from sale of loans and loan participations	32,000	34,635	3,490	1,055
Principal repayments (disbursements) on loans – net	106,929	24,885	(27,889)	(73,387)
Purchase of office premises and equipment	(1,774)	(4,035)	(640)	(6,880)
Proceeds from sale of branch premises and equipment	—	15	4	565
Redemption of Federal Home Loan Bank stock	—	473	—	—
Proceeds from sale of real estate acquired through foreclosure	165	830	—	880
Cash received in acquisition of Mercantile Financial Corporation.- net	—	11,123	—	—
Cash paid in acquisition of PFS Bancorp, Inc. – net	—	—	(30,008)	—
Cash received in acquisition of American State Corporation – net	—	—	—	8,349

Net cash provided by (used in) investing activities	126,929	_94,842	76,304	(56,624)
Net cash provided by (used in) operating and investing activities (balance carried forward)	$130,682	$113,948	$80,501	$(47,622)

The accompanying notes are an integral part of these statements.

	For Years		For Three Months	For Year
	Ended		Ended	Ended
	December 31,		December 31,	September 30,
	2007	2006	2005	2005

Net cash provided by (used in) operating and investing activities (balance brought forward)	$130,682	$113,948	$80,501	$(47,622)

Cash flows provided by (used in) financing activities:
Net increase (decrease) in deposit accounts	(20,033)	(19,627)	25,740	81,768
Proceeds from Federal Home Loan Bank advances and other borrowings	29,550	97,500	49,900	213,000
Repayment of Federal Home Loan Bank advances and other borrowings	(108,911)	(140,284)	(151,000)	(267,032)
Proceeds from issuance of subordinated debentures	—	—	—	15,464
Redemption of subordinated debentures	—	(12,887)	—	—
Proceeds from issuance of common stock	—	—	—	10,250
Dividends paid on common stock	(2,140)	(2,795)	(664)	(2,385)
Proceeds from exercise of stock options	7	46	20	150
Shares acquired by ESOP	—	—	—	(962)
Net cash provided by (used in) financing activities	(101,527)	(78,047)	(76,004)	50,253

Net increase in cash and cash equivalents	29,155	35,901	4,497	2,631

Cash and cash equivalents at beginning of period	57,459	21,558	17,061	14,430

Cash and cash equivalents at end of period	$86,614	$57,459	$21,558	$17,061

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Federal income taxes	$—	$380	$500	$1,200

Interest on deposits and borrowings	$36,655	$36,608	$8,300	$25,587

Supplemental disclosure of noncash investing activities:
Transfers from loans to real estate acquired through foreclosure	$6,860	$1,008	$—	$1,854

Loans disbursed to facilitate sale of real estate acquired through foreclosure	$—	$—	$—	$1,276

Loans disbursed to facilitate sale of real estate	$—	$308	$—	$—

Common stock issued in acquisition of Mercantile Financial Corp.	$—	$7,595	$—	$—

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Peoples Community Bancorp, Inc. (“the Company”) is a registered savings and loan holding company whose activities are primarily limited to holding the stock of Peoples Community Bank (“Peoples” or the “Bank”).  The Company conducts a general banking business in southwestern Ohio and southeastern Indiana which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer and nonresidential purposes.  The Company’s profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds).  Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances.  The level of interest rates paid or received by the Company can be significantly influenced by a number of factors, such as governmental monetary policy, that are outside of management’s control.

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

On June 10, 2005, the Company acquired American State Corporation, the parent company of American State Bank (“American”) with three branch offices in the Southeast Indiana communities of Lawrenceburg, Aurora and Bright.  The Bank paid $4.79 in cash for each of the 1,469,062 outstanding common shares of American.  American’s outstanding preferred stock was redeemed for cash at par value, totaling $700,000.   The expansion in this Southeast Indiana community further enhanced Peoples Community Bank’s ability to increase its market share and scale of operations, as well as expand its distribution network within the greater Cincinnati area.

On August 11, 2005, the Company completed a private placement of 500,000 shares of its common stock with certain institutional investors and directors and officers. The net proceeds of $10.3 million were utilized to supplement the Company’s capital and also served as an additional source to fund the Company’s growth strategy and for general corporate purposes.

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

On June 9, 2006, the Company acquired Mercantile Financial Corporation (“Mercantile”) and Peoples Community Bank (“Bank”) acquired Mercantile Savings Bank which operated one branch office in Cincinnati, Ohio.  The Bank paid $34.78 in cash and exchanged 43.10 shares of stock for each of the outstanding common shares of Mercantile, resulting in aggregate merger consideration of approximately

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

$9.3 million, including acquisition costs.  This acquisition complemented the Bank’s market area, and increased its market share.

On August 25, 2006, the Board of Directors approved a change of the Company’s and the Bank’s fiscal year end from September 30 to December 31, retroactive to January 1, 2006, in order to increase operational efficiency.

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

1.  Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Bank, it’s wholly-owned subsidiary, and American State Advisory Group Corp., a wholly-owned subsidiary of the Bank.  All significant inter-company items have been eliminated.  American State Advisory Group Corp. was established as an operating subsidiary of the Bank to hold title, manage, and sell a portion of the Bank’s other real etate owned.  At December 31, 2007, American State Advisory Group Corp. held $6.4 million in real estate acquired through foreclosure.  In December 2003, FASB issued a revision to FIN 46 to clarify certain provisions that affected the accounting for trust preferred securities.  As a result of the provisions in FIN 46, Peoples Bancorp Capital Trust I was deconsolidated as of June 30, 2004, with the Company accounting for its investment in Peoples Community Bancorp Capital Trust I as an asset, its subordinated debentures as debt, and the interest paid thereon as interest expense.  The Company had previously classified the trust preferred securities as debt, but eliminated its common stock investment.  The subordinated debentures issued by Peoples Bancorp Capital Trust I were redeemed on December 8, 2006, resulting in Peoples Bancorp Capital Trust I being dissolved.  The investment in Peoples Community Bancorp Capital Trust II is accounted for using provisions of FIN 46 as revised by the FASB.

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

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.  Investment Securities and Mortgage-Backed Securities (continued)

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

Loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value.  Mortgage loans held-in-porfolio are recorded at their cost, adjusted for the amortization of net deferred costs and for credit losses inherent in the portfolio.  When the Bank decides to sell loans not previously classified as held for sale, such loans are transferred into a held-for-sale classification, and the recorded loan values are adjusted to the lower of cost or fair value.

The Company recognizes as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired.  An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to mortgage servicing rights.

The Company assesses the impairment of the capitalized mortgage servicing rights based on fair value.  Changes in fair value are included in earnings in the period the change occurs.  The mortgage servicing rights recorded by Peoples were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate.  Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio.  Earnings were projected from a variety of sources, including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans.  The present value of future earnings is the “economic” value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

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

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

It is Peoples’ policy to charge off consumer unsecured credits that are more than ninety days delinquent.  Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment at that time.

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

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

8.  Investment in Columbia Bancorp, Inc.

In January 2005, the Company acquired 69,925 shares of Columbia Bancorp, Inc., Cincinnati, Ohio, a privately held bank holding company for an aggregate purchase price of $2.5 million.  These shares represented approximately 38% of Columbia’s issued and outstanding common stock.  The investment was carried at cost, adjusted for the Company’s equity in the undistributed income of Columbia Bancorp, Inc.  In December 2006, the Company sold its investment in Columbia for an aggregate sales price of $2.9 million.

9.  Goodwill

Goodwill is tested annually for impairment,  if the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value.  Subsequent increases in goodwill value are not recognized in the financial statements.  The Bank selected an independent third party to evaluate the unamortized goodwill balance as of December 31, 2007, and subsequently recorded an impairment of $11.4 million, which reduced the goodwill balance on its books to $12.5 million from $23.9 million.   The impairment of goodwill is primarily attributable to lower market valuations for financial institutions in the latter part of 2007, the weakening of the credit market in the second half of 2007, the decline in real estate values, particularly in the Cincinnati region, and the net losses recorded by the Bank and Company for the past six quarters.

The goodwill impairment charge was computed by determining the fair value of the Bank on a controlling interest basis.  The fair value of the Bank was considered to be the amount at which the Bank could be sold in a current transaction between willing parties, that is, other than a forced liquidation sale.  Both the comparable transaction and the trading price methods were utilized to determine the fair value of the Bank.  Because the Bank has several characteristics of a commercial bank, including a significant commercial real estate and commercial business loan portfolio, both thrift and bank transactions were utilized for the comparable transaction method.  Each of the two methods were given a 50% weighting to determine the fair value of the Bank.  The computed fair value of the Bank was found to be less than its carrying value.  As a result, management computed the amount of the goodwill impairment charge needed to reduce the carrying value of the Bank to its fair value.

In June 2005, December 2005, and June 2006, the Bank acquired American, Peoples Federal and Mercantile resulting in goodwill of approximately $3.9 million, $9.9 million, and $4.0 million, respectively.  The changes in the carrying amount of goodwill for the years ended December 31, 2007 and December 31, 2006, the three-month period ended December 31, 2005 and the year ended September 30, 2005 are summarized below.

			For Three Months
	For Years Ended		Ended	For Year Ended
	December 31,		December 31,	September 30,
	2007	2006	2005	2005
	(In thousands)

Balance at beginning of period	$23,911	$20,282	$10,028	$6,089
Purchase of American	—	—	—	3,939
Purchase of Peoples Federal and final adjustment	—	(334)	10,254	—
Purchase of Mercantile	—	3,963	—	—
Impairment	(11,397)	—	—	—
Balance at end of period	$12,514	$23,911	$20,282	$10,028

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

10.  Other Intangible Assets

In June 2005, the Bank recorded $1.9 million of core deposit intangibles in conjunction with the acquisition of American. In December 2005, the Bank recorded $3.7 million in core deposit intangibles in conjunction with the acquisition of PFS., and recorded $2.2 million in core deposit intangibles in conjunction with the acquisition of Mercantile in June 2006.

The core deposit intangibles are being amortized on an accelerated basis over an original period of seven years.  The carrying basis and accumulated amortization of core deposit intangibles at December 31, 2007 and 2006 were:

	2007	2006
	(in thousands)

Core deposits
Gross carrying amount	$7,768	$7,768
Accumulated amortization	3,536	1,865

Amortization expense for the years ended December 31, 2007 and December 31, 2006, the three-month period ending December 31, 2005 and the year ended September 30, 2005 was $1.7 million, $1.6 million, $116,000 and $116,000, respectively.  The following table summarizes the Bank’s current estimates for future amortization expense of the core deposit intangible

(In thousands)

2008	$1,393
2009	$1,116
2010	$839
2011	$561
2012 and thereafter	$323

11.  Loan Servicing

In conjunction with its acquisition of Mercantile, the Company obtained approximately $86.7 million of residential mortgage loans serviced for Freddie Mac and Fannie Mae.  Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets.  The unpaid principal balance of mortgage loans serviced for others was $72.1 and $81.1 million at December 31, 2007 and December 31, 2006, respectively.

In conjunction with its acquisition of Mercantile, the Bank acquired $926,000 in mortgage servicing rights. The balance and fair value of mortgage servicing rights as of December 31, 2007 was $659,000.  The Bank recorded amortization related to mortgage servicing rights totaling $167,000 and $101,000 for the fiscal years ended December 31, 2007 and December 31, 2006, respectively.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

13.  Unrecognized Tax Benefits

The Company adopted FIN 48 at the beginning of fiscal year 2007 which resulted in a reclassification of $1.3 million in deferred tax liability and the establishment of a $1.1 million unrecognized tax liability related to federal income tax matters.  The following table reflects the change in the balance of the unrecognized tax liability for the fiscal year ended December 31, 2007.

(in thousands)

Balance at January 1, 2007	$1,112
Decrease based on position taken during the current period	(87)

Balance at December 31, 2007	$1,025

Peoples’ federal income tax returns for the tax years ended 2007 and 2006 are open under the statute of limitations and are subject to review by the IRS.  Various companies that the Bank has acquired remain under the statute of limitations by the IRS for the years ended 2004 through 2007.

14.  Benefit Plans

Peoples’ has a noncontributory unfunded retirement plan that covers all members of its Board of Directors.  Peoples’ policy is to maintain an accrued liability equal to the present value of benefits computed using a predetermined annual benefit amount at retirement.  The plan provides for immediate and total vesting for all participants.  The balance of the accrued liability was $1.7 million and $1.4 million, as of December 31, 2007 and 2006, respectively.  The provision for director’s retirement expense totaled $504,000, $94,000, and $19,000 for the fiscal years ended December 31, 2007, December 31, 2006, and September 30, 2005, respectively.  There was no provision recorded for the three months ended December 31, 2005.  A higher provision was recorded in fiscal year 2007 due to a decrease in the discount rate, which is utilized in calculating the present value of the benefits.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

14.  Benefit Plans (continued)

The Bank has an Employee Stock Ownership Plan (“ESOP”) which provides retirement benefits for substantially all full-time employees who have completed one year of service. The Bank makes annual contributions to the ESOP equal to the ESOP’s debt service less dividends received by the ESOP on unallocated shares.  Shares in the ESOP were acquired using funds provided by a loan from the Company and accordingly the cost of those shares is shown as a reduction of stockholders’ equity.  Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings.  Dividends on unallocated shares are used to repay the loan and are treated as compensation expense.  Compensation expense is recorded equal to the fair market value of the stock for shares committed to be released. The Bank accounts for the ESOP in accordance with Statement of Position (“SOP”) 93-6, “Employers’ Accounting for Employee Stock Ownership Plans.”  SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year.  In April 2004, the Bank added 35,000 shares to the ESOP plan in connection with its secondary stock offering at a total value of $700,000.  In March 2005, an additional 40,000 shares were acquired and added to the ESOP plan at a total value of approximately $962,000.  Expense recognized related to the ESOP totaled $656,000, $207,000, $43,000, and  $261,000 for the fiscal years ended December 31, 2007 and December 31, 2006, the three-month period ended December 31, 2005 and the fiscal year ended September 30, 2005, respectively.  In December 2007, the Bank recorded approximately $508,000 in compensation expense for the release of approximately 32,383 ESOP shares for employee allocation.  This occurred in conjunction with the decision to terminate the ESOP by September 30, 2008 and record associated expenses in 2008 to release all unallocated shares.

			For Three Months
	For Years Ended		Ended	For Year Ended
	December 31,		December 31,	September 30,
	2007	2006	2005	2005

Allocated shares	101,954	96,542	98,921	99,013
Shares committed to be released	34,258	1,875	1,875	—
Unearned shares	12,297	54,211	63,754	65,629

Total ESOP shares	148,509	152,628	164,550	164,642

Fair value of unearned shares at end of period (expressed in thousands)	$172	$976	$1,288	$1,401

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

15.  Share-Based Compensation Plans

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

The Bank has two share-based compensation plans, which are described below.  The compensation cost that has been charged against income for those plans was $276,000, $341,000, $138,000, and $507,000 for the fiscal years ended December 31, 2007 and December 31, 2006, the three months ended December 31, 2005 and for the fiscal year ended September 30, 2005, respectively.  The total income tax benefit recognized in the income statement for share-based compensation arrangements was $94,000, $70,000 $47,000, and $172,000 for the fiscal years ended December 31, 2007 and December 31, 2006, the three months ended December 31, 2005, and for the fiscal year ended September 30, 2005, respectively.

During fiscal 2001, the Board of Directors adopted the Peoples Community Bancorp, Inc. Stock Option and Incentive Plan (the “2001 Plan”) that provides for the issuance of 197,773 of authorized but unissued shares of common stock at fair value at the date of grant.  Through December 31, 2007, the Company had granted all options under the 2001 Plan.  The 2004 Stock Option and Incentive Plan (the “2004 Plan”), as approved by stockholders, provides for the issuance of 150,000 of authorized but unissued shares of common stock at fair value at the date of grant.  As of December 31, 2007, 88,910 options, net of forfeitures, had been granted under the 2004 Plan.  All option awards are granted with an exercise price equal to the market price of the Company’s stock at the date of grant. Options under both plans have a 10-year term.

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

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

15.  Share-Based Compensation Plans (continued)

	2007	2006	2005

Expected volatility	24.8%	17.3%	19.5%

Weighted average volatility	24.8%	17.3%	19.5%

Expected dividends	3.0%	3.0%	3.0%

Expected term (in years)	10	10	10

Risk-free rate	5.0%	5.2%	4.0%

A summary of the status of the Plan as of and for the fiscal year ended December 31, 2007 is presented below:

		Weighted-Average	Weighted-Average	Aggregate
	Shares	Exercise Price	Remaining Contractual	Intrinsic Value
			Term (in years)	($000)
Outstanding at January 1, 2007	228,723	$18.63
Granted	43,722	16.34
Exercised	520	14.00
Forfeited & expired	19,764	20.77

Outstanding at December 31, 2007	252,161	$18.08	6.46	$3

Options exercisable at December 31, 2007	142,317	$17.54	4.85	$3

Weighted-average fair value of options granted during period		$4.05

The weighted-average grant-date fair value of options granted during the years ended December 31, 2007, December 31, 2006, and September 30, 2005 was $4.05, $4.52, and $4.17, respectively.  There were no options granted during the three-month period ended December 31, 2005.  The total intrinsic value of options exercised during the years ended December 31, 2007, December 31, 2006 and September 30, 2005 was $1,000, $19,000 and $82,000, respectively.  There were no options exercised during the three months ended December 31, 2005.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

15.  Share-Based Compensation Plans (continued)

The Company also has a 2001 Management Recognition Plan (“2001 MRP”) which provides for awards of up to 79,109 shares of the Company’s common stock to members of the Board of Directors, management and employees.  As of December 31, 2007, 73,650 shares have been awarded, net of forfeitures, from the 2001 MRP to members of the Board of Directors, management and employees.  Common shares awarded to outside members of the Board of Directors were fully expensed when granted, while shares awarded to members of management and employees have vested or will vest over a five year period beginning with the date of the award.  Shares awarded under the MRP are distributed from previously authorized but unissued shares.

In 2004, the stockholders approved a 2004 Management Recognition Plan (“2004 MRP”) which provides for awards of an additional 60,000 shares of the Company’s common stock to management and employees.  As of December 31, 2007, 3,568 shares have been awarded, net of forfeitures, from the 2004 MRP.  Total shares vested and distributed to recipients through December 31, 2007 under both plans totaled 62,734 shares.

		Weighted-Average
		Grant Date
	Shares	Fair Value

Nonvested at January 31, 2007	31,564	$20.90
Granted	—	—
Vested	8,714	21.19
Forfeited	7,199	20.73

Nonvested at December 31, 2007	15,651	$20.81

As of December 31, 2007, there was $575,000 of total unrecognized compensation cost related to the share-based compensation plans.  The cost is expected to be recognized over a weighted-average period of 1.95 years.   The total fair value of shares vested during the years ended December 31, 2007, December 31, 2006, and September 30, 2005 was $330,000, $268,000, and $267,000, respectively.   There were no shares vested during the three-month period ended December 31, 2005.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

16.  Earnings Per Share

Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Company’s stock option plan.  There is no adjustment to net earnings (loss) for the calculation of diluted earnings per share.  The computations were as follows:

			For Three Months
	For Years Ended		Ended	For Year Ended
	December 31,		December 31,	September 30,
	2007	2006	2005	2005

Weighted-average common shares outstanding (basic)	4,783,610	4,591,802	4,358,840	3,920,398
Dilutive effect of assumed exercise of stock options	—	—	27,257	38,741
Weighted-average common shares outstanding (diluted)	4,783,610	4,591,802	4,386,097	3,959,139

Basic earnings per share for each period presented is based upon the weighted-average shares outstanding during the year less unallocated ESOP shares. Options to purchase shares of common stock and MRP awards were excluded from the computation of diluted earnings per share for the years ended December 31, 2007 and 2006 due to the net loss recorded for these periods.  Options to purchase 46,417 and 48,746 shares of common stock and MRP awards of 13,543 and 14,486 shares at a weighted-average price of $23.21 were outstanding at December 31, 2005 and September 30, 2005, respectively, but were excluded from the computation of diluted earnings per share for the period because the exercise price was greater than the average market price of the common shares.

17.  Fair Value of Financial Instruments

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

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 2007 and 2006:

Cash and cash equivalents:  The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

17.  Fair Value of Financial Instruments (continued)

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

Loans held for sale:  Loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value.  When the Bank decides to sell loans not previously classified as held for sale, such loans are transferred into a held-for-sale classification, and the recorded loan values are adjusted to the lower of cost or fair value.

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

Commitments to extend credit:  For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates.  At December 31, 2007 and 2006, the difference between the fair value and notional amount of loan commitments was not material.

Accrued Interest:   The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

17.  Fair Value of Financial Instruments (continued)

Based on the foregoing methods and assumptions, the carrying value and fair value of the Company’s financial instruments at December 31 are as follows:

	2007		2006
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	(In thousands)
Financial assets
Cash and cash equivalents	$86,614	$86,614	$57,459	$57,459
Investment securities	4,237	4,237	4,230	4,230
Mortgage-backed securities	63,335	63,335	52,669	52,669
Loans receivable	634,421	638,128	812,578	815,357
Accrued interest receivable	4,295	4,295	5,461	5,461
Federal Home Loan Bank stock	14,024	14,024	14,024	14,024

Financial liabilities
Deposits	$735,212	$740,184	$755,261	$753,745
Advances from the Federal Home Loan Bank and other borrowings	77,628	79,182	156,885	155,609
Accrued interest payable	382	382	577	577
Subordinated debentures	15,464	15,464	15,464	15,464

18.  Capitalization

The Company’s authorized capital stock includes 1,000,000 shares of $.01 per share par value voting preferred stock.  No preferred shares were issued at December 31, 2007 and 2006.

19.  Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of three months or less.

20.  Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash or in deposits with Federal Reserve Bank or Federal Home Loan Bank.  The reserve required at December 31, 2007 was $2.3 million.

21.   Reclassifications

Certain prior year amounts have been reclassified to conform to the 2007 consolidated financial statement presentation.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

22.    Effects of Recent Accounting Pronouncements

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets: an amendment of FASB Statement No. 140 (FAS 140 and FAS 156).  FAS 140 establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities.  This Statement amends FAS 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable.  This Statement permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value.  Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities.  Adoption of this Statement is required as of the beginning of the first fiscal year that begins after September 15, 2006.  The Company’s adoption of FAS 156 effective January 1, 2007 did not have a material impact on the financial position and results of operations of the Company.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions.  This Interpretation requires that the Company recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position.  The adoption of FIN 48 at the beginning of the 2007 fiscal year resulted in reclassification of $1.3 million in deferred tax liabilities and the establishment of a $1.1 million unrecognized tax liability related to federal income tax matters, resulting in a $180,000 increase to the beginning balance of retained earnings as of January 1, 2007. There was no impact on the results of operations of the Company. The unrecognized tax liability decreased $87,000 during the twelve months ended December 31, 2007 based on a change in the position taken by the Company. The Company has not accrued any interest and penalties related to these uncertain tax positions. During 2007 the Internal Revenue Service (IRS) completed audits on the Company’s tax years ended December 31, 2004 and 2005, while the year ending December 31, 2006 is currently open to audit under the statute of limitations. Various companies that the Bank has acquired remain under the statute of limitations by the IRS for the years ending December 31, 2004 through 2007.

In September 2006, the Emerging Issues Tax Force (EITF) reached a consensus on Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement of Split-Dollar Life Insurance Arrangements. The consensus requires the recognition of a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement. If the policy holder has agreed to maintain the insurance policy in force for the employee’s benefit during his or her retirement, then the liability recognized during the employee’s active service period should be based on the future cost of insurance to be incurred during the employee’s retirement.  Alternatively, if the policyholder has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in Statement 106 or Option 12, as appropriate. This approach requires the policyholder to gain a clear understanding of the benefit being provided by the policyholder to its employee given that it is this benefit that is being recognized as a liability. This consensus is applicable in fiscal years beginning after December 15, 2007.  The Company has determined that the adoption of Issue No. 06-4 will have an immaterial impact on the finanacial position of the Company.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

22.  Effects of Recent Accounting Pronouncements  (continued)

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, Fair Value Measurement (FAS 157).  The Statement enhances existing guidance for measuring assets and liabilities using fair value.  Prior to the issuance of this Statement, guidance for applying fair value was incorporated in several accounting pronouncements.  FAS 157 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.  The Statement also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets.  Under the Statement, fair value measurements are disclosed by level within that hierarchy.  While FAS 157 does not add any new fair value measurements, it does change current practice.  Changes to practice include: (1) a requirement for an entity to include its own credit standing in the measurement of its liabilities; (2) a modification of the transaction price presumption; (3) a prohibition on the use of block discounts when valuing large blocks of securities for broker-dealers and investment companies; and (4) a requirement to adjust the value of restricted stock for the effect of the restriction even if the restriction lapses within one year.  This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim period within those fiscal years.  The Company believes the impact of adopting FAS 157 on its financial statements will be minimal.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115 (“SFAS 159”).  SFAS 159 permits entities to choose to measure many financial instructions and certain other items at fair value.  Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date.  SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007 and is not expected to have a material impact on the Company’s financial condition or results of operations.

In December 2007, the FASB issued Statement No. 141 (R) Business Combinations.  This Statement establishes principals and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquirer.  The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008.  Early adoption is prohibited.

In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51.  This Statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and is reported as equity in the consolidated financial statements.  This Statement applies to all for profit entities that prepare consolidated financial statements, but affects only those entities that have an outstanding noncontrolling interest in subsidiaries or that deconsolidate a subsidiary.  Since the Company has no noncontrolling interests in subsidiaries, the impact of adopting SFAS No. 160 on January 1, 2009 is not anticipated to have a material impact on the Company’s financial statements.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of securities at December 31, 2007 and 2006, are summarized as follows:

	2007
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(In thousands)
Available for sale:

US Government agency obligations	$1,974	$19	$—	$1,993
Municipal securities	1,027	14	7	1,034
Mutual funds	1,251	—	41	1,210
Mortgage-backed securities	63,258	196	119	63,335

	$67,510	$229	$167	$67,572

	2006
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(In thousands)
Available for sale:

US Government agency obligations	$1,966	$11	$12	$1,965
Municipal securities	1,114	11	14	1,111
Mutual funds	1,199	—	53	1,146
Mortgage-backed securities	52,818	134	283	52,669
Other securities	7	1	—	8

	$57,104	$157	$362	$56,899

The amortized cost and fair value of available-for-sale securities at December 31, 2007, by contractual maturity, are shown below.  There were no held-to-maturity securities at December 31, 2007.  Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale
	Amortized	Fair
	Cost	Value
	(In Thousands)

Within one year	$24	$23
One to five years	1,131	1,150
Five to ten years	627	638
After ten years	1,219	1,216
	3,001	3,027

Mortgage-backed securities	63,258	63,335
Mutual funds	1,251	1,210

Totals	$67,510	$67,572

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

Proceeds from the sale of investment securities during fiscal year 2007 amounted to $61,000, with gains of $53,000 and a related tax effect of $18,000.  In conjunction with the purchase of Mercantile in June 2006, the Company acquired $7.4 million in investment securities which were designated as available for sale.  Proceeds from the sale of investment securities during fiscal year 2006 amounted to $1.6 million, with gross gains of $126,000 and gross losses of $26,000, for a net realized gain totaling $100,000 and a related tax effect of $34,000.  During the three-month period ended December 31, 2005, the Bank sold $108.9 million in investment securities and recorded gross losses of $1.4 million and a related tax effect of $478,000.  During the year ended September 30, 2005, the Bank sold $41.9 million of investment securities with gross gains of $741,000 and a related tax effect of $252,000.

At December 31, 2007, People’s had $10.0 million of mortgage-backed securities pledged to secure public deposits and $13.1 million of mortgage-backed securities pledged to secure advances from the Federal Home Loan Bank.  At December 31, 2006, People’s had $10.7 million of mortgage-backed securities pledged to secure public deposits, and $35.7 million of mortgage-backed securities pledged to secure advances from the Federal Home Loan Bank.

Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost.  As indicated in the following tables, the total fair value of these investments at December 31, 2007 and 2006, was $20.6 million and $31.1 million, respectively, which approximated 30.4% and 54.8% of the Company’s investment portfolio.  These declines primarily resulted from recent increases in market rates.  Based on an evaluation of the available evidence, including recent changes in market rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net earnings in the period in which the other-than-temporary impairment is identified.

The following tables reflect the investments’ gross unrealized loses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2007 and 2006.

	2007
	Less than 12 months			12 Months or Longer			Total
Description	Number of	Fair	Unrealized	Number of	Fair	Unrealized	Fair	Unrealized
of Securities	Investments	Value	Losses	Investments	Value	Losses	Value	Losses
	(In Thousands)

US Government agency obligations	—	$—	$—	—	$—	$—	$—	$—
Municipal securities	—	—	—	3	410	7	410	7
Mutual funds	—	—	—	2	1,210	41	1,210	41
Mortgage-backed securities	8	18,647	97	1	296	22	18,943	119

Total temporarily impaired securities	8	$18,647	$97	6	$1,916	$70	$20,563	$167

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

	2006
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

On January 24, 2008, the Bank sold approximately $28.9 million in mortgage-backed securities due to the favorable market conditions.  In conjunction with the sale, the Bank recorded a $483,000 gain on sale and a related tax effect of approximately $164,000.

NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio at December 31 is summarized as follows:

	2007	2006
	(In thousands)

Residential real estate
One-to four-family	$311,968	$343,346
Multifamily	82,176	122,221
Construction	131,777	104,764
Nonresidential real estate and land	128,955	140,909
Nonresidential real estate construction	12,394	130,066
Commercial	20,012	30,933
Consumer and other	16,758	23,022
Total loans receivable	704,040	895,261

Less:
Undisbursed portion of loans in process	33,661	62,042
Deferred loan origination fees	1,459	2,272
Allowance for loan losses	34,499	18,369

Loans receivable – net	$634,421	$812,578

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE C - LOANS RECEIVABLE (continued)

In the ordinary course of business, Peoples has granted loans to some of its directors, officers and their related business interests.  All loans to related parties have been made on substantially the same terms as those prevailing at the time for unrelated third parties.  The aggregate dollar amount of loans to executive officers and directors was approximately $725,000 and $886,000 at December 31, 2007 and 2006, respectively.  During the fiscal year ended December 31, 2007, there was one loan renewed to executive officers and directors for $200,000.  During the fiscal year ended December 31, 2006, there was one loan originated to executive officers and directors for $275,000.   During the fiscal years ended December 31, 2007 and December 31, 2006, principal repayments of approximately $361,000 and $92,000, respectively, were received from executive officers and directors

NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is summarized as follows the fiscal years ended December 31, 2007 and 2006, the three-month period ended December 31, 2005 and the fiscal year ended September 30, 2005:

			For Three Months
	For Years Ended		Ended	For Year Ended
	December 31,		December 31,	September 30,
	2007	2006	2005	2005
	(In thousands)
Balance at beginning of period	$18,369	$13,444	$13,697	$11,025
Increase from Peoples Federal acquisition	—	—	907	—
Increase from Mercantile acquisition	—	302	—	—
Provision for losses on loans	32,800	17,450	900	3,600
Charge-off of loans	(18,284)	(13,103)	(2,206)	(1,081)
Recoveries	1,614	276	146	153

Balance at end of period	$34,499	$18,369	$13,444	$13,697

At December 31, 2007, December 31, 2006, December 31, 2005, and September 30, 2005 non-accruing loans amounted to $25.3 million, $24.1 million, $18.8 million, and $19.4 million, respectively.  At December 31, 2007, loans greater than 90 days delinquent and still accruing totaled $613,000 and were deemed to be in process of collection of both principal and interest.  At December 31, 2006 loans greater than 90 days delinquent and still accruing totaled $1.7 million and were deemed to be in process of collection of both principal and interest. There were no loans greater than 90 days delinquent and still accruing at December 31, 2005.  Interest income which would have been recognized if such non-accruing loans had performed pursuant to contractual terms totaled approximately $1.8 million, $1.4 million, $161,000, and $1.1 million for the fiscal years ended December 31, 2007 and 2006, the three-month period ended December 31, 2005 and the fiscal year ended September 30, 2005, respectively.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE D - ALLOWANCE FOR LOAN LOSSES (continued)

Information with respect to the Bank’s impaired loans at and for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
	(In thousands)

Impaired loans with related allowance	$23,368	$15,327
Impaired loans with no related allowance	—	5,201
Total impaired loans	$23,368	$20,528
Allowance for losses on impaired loans	$5,777	$2,115

Average recorded investment in impaired loans	$16,530	$16,297

Interest income recognized on impaired loans	$913	$861

Interest income recognized on a cash basis on impaired loans	$910	$847

The allowance for impaired loans is included in the Bank’s overall allowance for loan losses.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment are comprised of the following at December 31:

	2007	2006
	(In thousands)

Land and improvements	$9,862	$9,855
Office buildings and improvements	17,991	15,323
Construction in progress	586	1,957
Furniture, fixtures and equipment	6,883	6,414
	35,322	33,549

Less accumulated depreciation	7,017	5,670

	$28,305	$27,879

Included above is approximately $510,000 of real estate held for sale.  Construction was completed on a new branch office in Montgomery in February, 2007, at a total cost of $1.2 million.  Construction was also completed on the rebuilding of a branch office on Importing Street in Aurora, Indiana at a total cost of approximately $1.8 million.  Capitalized interest on construction during fiscal year 2007 was approximately $76,000.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE F - DEPOSITS

Deposits consist of the following major classifications at December 31:

	2007	2006
	(In thousands)

Non-interest bearing checking accounts	$21,936	$21,967
Checking accounts	50,686	55,114
Savings accounts	131,728	158,025
Money market demand deposit	19,065	20,863
Total demand, transaction and passbook deposits	223,415	255,969

Certificates of deposit:
Original maturities of:
Less than 12 months	272,986	227,290
12 months to 36 months	85,174	99,998
More than 36 months	66,676	83,507
Individual retirement accounts	86,961	88,497

Total certificates of deposit	511,797	499,292

Total deposits	$735,212	$755,261

At December 31, 2007 and 2006, Peoples had certificate of deposit accounts with balances greater than $100,000 totaling $152.4 million and $131.9 million, respectively.

Maturities of outstanding certificates of deposit are summarized as follows at December 31:

2007
(In thousands)

One year or less	$406,005
One to two years	44,377
Two to three years	33,488
Three to four years	15,111
Four to five years	12,814
Five to six years	2

$511,797

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at December 31, 2007 by pledges of certain residential mortgage loans totaling $283.7 million, certain mortgage backed securities totaling $13.1 million, and Peoples’ investment in Federal Home Loan Bank stock, are summarized as follows:

	Maturing Fiscal
Interest Rate	Year Ending in	(Dollars in thousands)

4.30%	2008	$1,997
3.73%	2009	2,938
7.65%	2011	2
4.53%	2012	1,962
4.78%	2015	1,959
4.07%	2016	25,000
3.45%	2017	25,000
5.60%	2018	66
5.60% - 6.61%	2019	2,204

		$61,128

Weighted-average interest rate		3.91%

NOTE H - OTHER BORROWED MONEY

The Company has a $17.5 million line of credit with another financial institution, with interest payable at daily LIBOR plus 200 basis points or prime less 50 basis points based on the selection made by the Company.  The Company had a balance of $16.5 million at December 31, 2007 at a rate of 7.24%.  This line of credit expires in the second quarter of fiscal 2008.  The loan is secured by the outstanding shares of the Bank.  The loan agreement contains certain financial covenants which, if not complied with, could allow the lender to accelerate repayment of the loan.   As of December 31, 2007, the Company was not in compliance with one of the loan covenants and the lender has the ability to accelerate all outstanding amounts upon notice and the passage of 30 days. The Company is currently negotiating with the lender regarding a waiver of default, and a modification and/or extension of the line of credit.

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

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE I - GUARANTEED PREFFERED BENEFICIAL INTERESTS IN JUNIOR SUBORDINATED DEBENTURES  (continued)

In June 2005, the Company formed a second wholly owned trust (the “Trust II”), which issued $15.0 million of mandatorily redeemable debt securities. These debt securities are included as a component of Tier I capital for regulatory capital purposes.  The subordinated debentures are the sole assets of the Trust II, and the Company owns all of the common securities of the Trust II.  Interest payments on the debt securities are made quarterly at an annual variable interest rate equal to the three-month LIBOR rate plus 175 basis points, or equal to 7.11% at December 31, 2006 and 6.74% at December 31, 2007, and are reported as a component of interest expense on borrowings.   The net proceeds received by the Company from the sale of the debt securities were used for general corporate purposes.  The subordinated debentures mature in 2035, but can be redeemed through prior approval by the OTS in any June, September, December or March beginning in 2010.

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

At December 31, 2007, Peoples had commitments to originate fixed rate loans totaling $143,000. Additionally, Peoples had adjustable-rate commitments for unused lines of credit under home equity loans totaling $29.0 million, adjustable-rate commitments for unused commercial lines of credit totaling $2.4 million, and fixed-rate commitments for unused consumer overdraft protection lines totaling $537,000.  Management believes that such loan commitments are able to be funded through normal cash flow from operations.  Additionally, Peoples had standby letters of credit for customers totaling $5.9 million at December 31, 2007.  From time to time balances with correspondent banks may exceed the FDIC $100,000 insurable limit.

At December 31, 2006, Peoples had commitments to originate loans totaling $5.0 million of which $716,000 were fixed rate and $4.3 million were adjustable rate. Additionally, Peoples had adjustable-rate commitments for unused lines of credit under home equity loans totaling $25.2 million, adjustable-rate commitments for unused commercial lines of credit totaling $5.1 million, and fixed-rate commitments for unused consumer overdraft protection lines totaling $504,000.  Additionally, Peoples had fixed-rate standby letters of credit for customers totaling $5.8 million at December 31, 2006.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE J — COMMITMENTS (continued)

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

Peoples has also entered into lease agreements for office premises under operating leases which expire at various dates through 2013. Rent expense totaled $68,000, $128,000, $16,000 and $37,000 for the fiscal years ended December 31, 2007 and 2006, the three-month period ended December 31, 2005 and the fiscal year ended September 30, 2005, respectively. The following table summarizes minimum payments due under lease agreements by year.

Year ending
December 31,	(Dollars in thousands)

2008	$38
2009	38
2010	38
2011	38
2012	38
2013	6

$196

NOTE K - FEDERAL INCOME TAXES

Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the fiscal years ended December 31, 2007 and 2006, the three-month period ended December 31, 2005 and fiscal year ended September 30, 2005 as follows:

			For Three Months
	Years Ended		Ended	For Year Ended
	December 31,		December 31,	September 30,
	2007	2006	2005	2005
	(In thousands)

Federal income taxes at statutory rate	$(13,010)	$(2,165)	$18	$1,439
Increase (decrease)in taxes resulting from:
Goodwill impairment	3,875	—	—	—
Bank owned life insurance undistributed earnings	(244)	(233)	(55)	(54)
Tax exempt interest on municipal securities	(15)	(15)	(4)	(5)
Valuation allowance	(4,400)	—	—	—
Other	61	105	7	(5)

Federal income taxes per consolidated financial statements	$(4,933)	$(2,308)	$(34)	$1,375

Effective tax rate	n/a	n/a	n/a	32.4%

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE K - FEDERAL INCOME TAXES (continued)

The composition of the Company’s net deferred tax asset at December 31 is as follows:

	2007	2006
	(In thousands)
Taxes (payable) refundable on temporary
differences at estimated corporate tax rate:
Deferred tax assets:
General loan loss allowance	$11,730	$6,245
Deferred compensation	576	476
Charitable contributions	60	37
Stock benefit plans	32	252
Deferred loan origination fees	496	772
Net operating loss carryforwards	3,859	1,188
Nonaccrual interest	190	293
Unrealized losses on securities designated as available for sale	—	70
Other	962	—
Total deferred tax assets	17,905	9,333
Deferred tax liabilities:
Federal Home Loan Bank stock dividends	(1,919)	(1,919)
Unrealized losses on securities designated as available for sale	(21)	—
Book/tax depreciation differences	(113)	(398)
Mortgage servicing rights	(224)	(281)
Core deposit intangible and other purchase accounting adjustments	(2,199)	(3,255)
Other	(213)	_(345)
Total deferred tax liabilities	(4,689)	(6,198)
Valuation allowance	(4,400)	—
Net deferred tax asset	$8,816	$3,135

During 2007, the Company recorded a valuation allowance of $4.4 million based principally on uncertainty about the Company’s ability to generate sufficient future taxable income to realize all of the related temporary differences.  The Company believes that it will realize the remaining net deferred tax assets through taxable income resulting from the planned profitable sale of branches of the Bank within the next twelve months.  The expense for recording the valuation allowance is a non-cash item, and the recording of this expense does not imply that the Company owes additional income taxes.  Management will continue to review the tax criteria related to the recognition of deferred tax assets.

As of December 31, 2007, the Company had approximately $11.4 million of net operating loss carry forward available to offset future federal taxable income.  The net operating loss carry forward expires in 2025.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE K - FEDERAL INCOME TAXES (continued)

Prior to fiscal 1997, Peoples was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and savings account balances at the end of the year.  This deduction totaled approximately $4.9 million as of December 31, 2007.  If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate.  The approximate amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction is $1.4 million.

NOTE L - CAPITAL REQUIREMENTS AND REGULATORY MATTERS

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulation) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to adjusted total assets (as defined).  During fiscal 2007, the Bank was notified by the OTS that it was categorized as “well-capitalized” under the regulatory framework for prompt corrective action.  To be categorized as “well-capitalized” the Bank must maintain minimum capital ratios as set forth in the following tables.  There are no conditions or events since that notification that management believes have changed the Bank’s category.

Peoples Community Bancorp, as a savings institution holding company at December 31, 2007 and 2006, is not subject to regulatory capital requirements separate from those of the Bank.

	As of December 31, 2007
			Adequately		Well
	Actual		Capitalized		Capitalized
Peoples Community Bank	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Total Capital
(to Risk Weighted Assets):	$68,335	11.4%	≥$48,102	≥8.0%	≥$60,127	≥10.0%

Tier 1 Capital
(to Risk-Weighted Assets):	$60,486	10.1%	≥$24,051	≥4.0%	≥$36,076	≥ 6.0%

Tier 1 Capital
(to Adjusted Total Assets):	$60,486	7.0%	≥$34,500	≥4.0%	≥$43,125	≥ 5.0%

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE L - CAPITAL REQUIREMENTS AND REGULATORY MATTERS (continued)

	As of December 31, 2006
			Adequately		Well
	Actual		Capitalized		Capitalized
Peoples Community Bank	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Total Capital
(to Risk Weighted Assets):	$94,390	12.6%	≥$59,983	≥8.0%	≥$74,979	≥10.0%

Tier 1 Capital
(to Risk-Weighted Assets):	$84,906	11.3%	≥$29,991	≥4.0%	≥$44,987	≥ 6.0%

Tier 1 Capital
(to Adjusted Total Assets):	$84,906	8.5%	≥$39,949	≥4.0%	≥$49,936	≥ 5.0%

The recessionary forces in the local economy have continued to impact the Company’s operations and have resulted in the imposition of certain restrictions on such operations by the Bank’s primary federal regulator, the OTS.  On April 2, 2008, the Company and the Bank each consented to the terms of Cease and Desist Orders issued by the OTS (the “Orders”).  The Company attached copies of the Orders to a Current Report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2008.

The Orders require the Company and the Bank to, among other things, file with the OTS within proscribed time periods updated business plans, which specifically incorporate the requirements set forth in the Orders and comments contained in the most recently completed examinations of the Company and the Bank. On a quarterly basis, the Bank and the Company will be required to compare the projected operating results from the business plans with the actual results. The results of this variance analysis are to be submitted to the OTS within the proscribed time periods. In addition, the Orders require that the Company and the Bank receive the permission of the OTS prior to (i) making or declaring any dividends or payments on their outstanding securities; (ii) adding or replacing a director or hiring a senior executive officer; and (iii) making any golden parachute payments to any institution-affiliated party. Pursuant to the Order issued to the Company, the Company must also receive the permission of the OTS prior to increasing its debt position and before any repurchase of its securities.

The Order issued to the Bank also requires the Bank to take or refrain from certain actions, including (i) not making any new loans or issuing new lines of credit for land acquisition or development, speculative residential construction, commercial and multi-family construction, acquisition or retention of commercial property, and non-owner occupied one- to four-family residential property; (ii) engaging an independent consultant to conduct a loan portfolio review for the purpose of determining asset quality and the appropriateness of the Bank’s asset classification process related to loan relationships that equal or exceed $4.0 million; (iii) establishing a plan for reducing adversely classified assets; (iv) reviewing and, where appropriate, adjusting the Bank’s allowance for loan and lease losses methodology; (v) limiting asset growth during each calendar quarter to an amount not to exceed net interest credited on deposit liabilities; and (vi) establishing an Oversight Committee of the Bank’s Board of Directors comprised of independent outside directors.  In an effort to proactively address the downturn in the local real estate market, the Bank had previously curtailed or ceased the lending activities restricted in the Orders.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE M - CONDENSED FINANCIAL STATEMENTS OF PEOPLES COMMUNITY BANCORP, INC.

The following condensed financial statements summarize the financial position of Peoples Community Bancorp, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the fiscal years ended December 31, 2007 and 2006, the three-month period ended December 31, 2005 and the fiscal year ended September 30, 2005.

PEOPLES COMMUNITY BANCORP, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2007 and 2006

(In thousands)

	2007	2006
ASSETS

Cash and cash equivalents	$145	$191
Loan receivable from Bank	1,001	1,212
Investment in Peoples Community Bank	85,091	114,617
Prepaid and deferred federal income taxes and other assets	464	1,156

Total assets	$86,701	$117,176

LIABILITIES AND STOCKHOLDERS’ EQUITY

Loan payable	$16,500	$12,700
Accrued expenses and other liabilities	146	122
Accounts payable to subsidiary	1,026	1,274
Subordinated debentures	15,464	15,464
Total liabilities	33,136	29,560

Stockholders’ equity
Common stock and additional paid-in capital	70,889	69,823
Retained earnings (deficit)	(17,364)	17,929
Unrealized gains (losses) on securities designated as available for sale, net of tax effects	40	(136)
Total stockholders’ equity	53,565	87,616

Total liabilities and stockholders’ equity	$86,701	$117,176

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE M - CONDENSED FINANCIAL STATEMENTS OF PEOPLES COMMUNITY BANCORP, INC. (continued)

PEOPLES COMMUNITY BANCORP, INC.

STATEMENTS OF OPERATIONS

	For Years		For Three Months	For Year
	Ended		Ended	Ended
	December 31,		December 31,	September 30,
	2007	2006	2005	2005
		(In thousands)

Income
Dividends from subsidiaries	$—	$—	$—	$—
Other income	56	73	39	55
Total income	56	73	39	55

Expenses
Interest expense	2,236	2,186	463	1,043
Other expenses	178	252	73	270
Total expenses	2,414	2,438	536	1,313

Loss before income tax and equity in undistributed income of subsidiaries	(2,358)	(2,365)	(497)	(1,258)

Income tax benefit	—	(693)	(146)	(408)

Loss before equity in undistributed income of subsidiaries	(2,358)	(1,672)	(351)	(850)

Equity in undistributed income (loss) of subsidiaries	(30,975)	(2,389)	438	3,706

Net income (loss)	$(33,333)	$(4,061)	$87	$2,856

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE M - CONDENSED FINANCIAL STATEMENTS OF PEOPLES COMMUNITY BANCORP, INC. (continued)

PEOPLES COMMUNITY BANCORP, INC.

STATEMENTS OF CASH FLOWS

 (In thousands)

	For Years		For Three Months	For Year
	Ended		Ended	Ended
	December 31,		December 31,	September 30,
	2007	2006	2005	2005
Operating Activies
Net earnings (losses)	$(33,333)	$(4,061)	$87	$2,856
Items not requiring (providing) cash
Undistributed losses (earnings) of Peoples Community Bank	30,975	2,561	(373)	(3,691)
Undistributed earnings of Columbia	—	(172)	(65)	(95)
Gain on sale of securities	—	(6)	—	—
Increase (decrease) in cash due to changes in:
Other assets	110	1,229	(146)	(793)
Other liabilities	324	(214)	(258)	143

Net cash used in operating activities	(1,924)	(663)	(755)	(1,580)

Investing Activities
Proceeds from repayment of loan to ESOP	211	211	41	221
Proceeds from sale of investment securities	—	126
Purchase of interest in Columbia	—	—	—	(2,524)
Sale of interest in Columbia	—	2,856	—	—
Loan disbursed to ESOP	—	—	—	(962)
Cash paid in acquisition of Mercantile - net	—	(364)	—	—
Contribution to Peoples Community Bank	—	—	—	(25,250)

Net cash provided by (used in) investing activities	211	2,829	41	(28,515)

Financing Activities
Proceeds from borrowings	4,550	16,500	—	—
Repayment of borrowings	(750)	(3,800)	—	—
Dividends paid on common stock	(2,140)	(2,795)	(664)	(2,419)
Proceeds from issuance of common stock-net	—	—	—	10,250
Proceeds from exercise of stock options	7	46	20	150
Proceeds from issuance of subordinated debentures	—	—	—	15,464
Redemption of subordinated debentures	—	(12,887)	—	—

Net cash provided by (used in) financing activities	1,667	(2,936)	(644)	23,445

Net decrease in cash and cash equivalents	(46)	(770)	(1,358)	(6,650)

Cash and cash equivalents at beginning of year	191	961	2,319	8,969

Cash and cash equivalents at end of year	$145	$191	$961	$2,319

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE M - CONDENSED FINANCIAL STATEMENTS OF PEOPLES COMMUNITY BANCORP, INC. (continued)

The Bank is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Bank to the Company.  Generally, the Bank’s payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period.  Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. The Orders specifically prohibit the Bank from paying dividends to the Company without the prior approval of the OTS.

NOTE N - BUSINESS COMBINATIONS

On June 10, 2005, the Company acquired American, included $38.4 million in loans receivable, $1.3 million in fixed assets, and $58.0 million in deposits. Goodwill and other intangible assets of approximately $5.8 million was recorded in the acquisition.

On December 16, 2005, the Company acquired PFS, which included $122.6 million in loans receivable, $1.0 million in fixed assets, and $88.7 million in deposits.  Goodwill and other intangible assets of approximately $14.0 million was recorded in this acquisition.

On June 9, 2006, the Company acquired Mercantile and the Bank acquired Mercantile Savings Bank which operated one branch office in Cincinnati, Ohio.  The acquisition included $38.0 million in loans receivable and $48.7 million in deposits.  Goodwill and other intangible assets of approximately $6.2 million were recorded in the acquisition.

Each of the foregoing acquisitions focused on increasing the Company’s market share and scale of operations, as well as expanding its distribution network within its primary market area.  The results of operations of each of these acquisitions have been included in the consolidated financial statements as of their acquisition date.

Presented on the next page are the estimated fair values of the assets acquired and liabilities assumed from the acquisitions in the fiscal year ended September 30, 2005, the three-month period ended December 31, 2005 and the fiscal year ended December 31, 2006.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE N - BUSINESS COMBINATIONS (continued)

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

Presented below are pro-forma condensed consolidated statements of earnings which have been prepared as if the American State transaction had been consummated as of the beginning of the fiscal year ended September 30, 2005; the PFS Bancorp transaction had been consummated at the beginning of the fiscal year ended September 30, 2005 and the three-month period ended December 31, 2005; and the Mercantile transaction had  been consummated at the beginning of the fiscal year ended September 30, 2005 and the three-month period ended December 31, 2005 and the fiscal year ended December 31, 2006.

	Fiscal Year Ended December 31,	Three Months Ended December 31,	Fiscal Year Ended September 30,
	2006	2005	2005
		(in thousands)

Total interest income	$66,720	$16,075	$57,537
Total interest expense	37,017	9,281	30,507
Net interest income	29,703	6,794	27,030

Provision for losses on loans	17,450	916	5,844
Other income	3,471	753	3,527
General, administrative and other expense	22,532	7,528	25,169
Loss before income taxes	(6,808)	(897)	(456)

Federal income tax benefits	(2,314)	(305)	(155)
Net loss	$(4,494)	$(592)	$(301)

Pro-forma basic loss per share	$(0.94)	$(0.12)	$(0.07)
Pro-forma diluted loss per share	$(0.94)	$(0.12)	$(0.07)

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE O - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Company’s quarterly results for the fiscal years ended December 31, 2007 and December 31, 2006.  Certain amounts, as previously reported, have been reclassified to conform to the 2007 presentation.

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share data)
2007:

Total interest income	$16,089	$15,943	$14,935	$13,266
Total interest expense	9,288	9,591	9,091	8,490

Net interest income	6,801	6,352	5,844	4,776
Provision for losses on loans	2,100	2,100	4,100	24,500
Gain (loss) on sale of assets	(4)	(45)	301	46
Other income	785	917	749	1,183
General, administrative and other expense	5,745	5,652	5,050	5,327
Goodwill impairment	—	—	—	11,397

Loss before income taxes	(263)	(528)	(2,256)	(35,219)
Federal income tax benefit	(137)	(233)	(817)	(3,746)

Net loss	$(126)	$(295)	$(1,439)	$(31,473)

Loss per share
Basic	$(.03)	$(.06)	$(.30)	$(6.57)
Diluted	$(.03)	$(.06)	$(.30)	$(6.57)

	Three Months Ended
	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share data)
2006:

Total interest income	$15,954	$16,726	$16,716	$16,079
Total interest expense	8,500	9,045	9,474	9,466

Net interest income	7,454	7,681	7,242	6,613
Provision for losses on loans	1,200	1,500	8,550	6,200
Gain (loss) on sale of assets	(44)	(23)	126	(18)
Other income	626	716	862	968
General, administrative and other expense	5,171	5,394	5,694	4,863

Earnings (loss) before income taxes	1,665	1,480	(6,014)	(3,500)
Federal income taxes (benefit)	511	449	(2,105)	(1,163)

Net earnings (loss)	$1,154	$1,031	$(3,909)	$(2,337)

Earnings (loss) per share
Basic	$.26	$.23	$(.82)	$(.49)
Diluted	$.26	$.23	$(.82)	$(.49)

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE O - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)  (continued)

Net loss for the fourth quarter of 2007 was $31.5 million, or $6.57 loss per share, compared to a net loss for the third quarter of 2007 of $1.4 million and $2.3 million for the fourth quarter of 2006.  Net interest income for the quarter decreased $1.1 million, or 18.4%, compared to the third quarter of 2007, primarily due to a decrease of 40 basis points in the net interest margin to 2.17% for the fourth quarter of 2007.

Management recorded a provision for losses on loans of $24.5 million in the fourth quarter of 2007, compared to $4.1 million in the third quarter of 2007.  The larger provision in the fourth quarter reflects higher probable credit losses on primarily non-owner occupied residential loans and land development loans, as a result of continuing recessionary forces in the local economy and a significant downturn in the real estate market.  Nonperforming assets at September 30, 2007 totaled $20.4 million, compared to $32.8 million at December 31, 2007, while classified assets increased from $31.3 million at September 30, 2007 to $40.6 million at December 31, 2007.

Other income totaled approximately $1.2 million for the fourth quarter of 2007, compared to $749,000 for the third quarter of 2007.  The increase was primarily attributed to approximately $100,000 in recoveries received on loans charged-off by a financial institution prior to its acquisition by the Company, $100,000 received as a property improvement easement, and increases in other deposit and loan fee income.

General, administrative and other expenses recorded during the fourth quarter of 2007 totaled $5.3 million, an increase of $277,000, or 5.5%, compared to the third quarter of 2007, and a decrease of $418,000, or 7.3%, and a decrease of $325,000, or 5.8%, from the first and second quarter of 2007, respectively.  In December 2007, the Bank recorded approximately $508,000 in compensation expense for the release of approximately 32,383 ESOP shares for employee allocation.  This occurred in conjunction with the decision to terminate the ESOP by September 30, 2008 and record associated expenses in 2008 to release all unallocated shares.

The Bank recorded goodwill totaling $23.9 million in conjunction with acquisitions of other financial institutions over the past five years.  Following an updated valuation in the fourth quarter of 2007 by an independent third party, the Bank incurred a non-cash impairment charge of $11.4 million for the writedown of goodwill.   This impairment is primarily attributable to lower market valuations for financial institutions in the latter part of 2007, the weakening of the credit market in the second half of 2007, the decline in real estate values, particularly in the Cincinnati region, and the net losses recorded by the Bank and Company for the past six quarters.

In the fourth quarter of 2007, the Company recorded a valuation allowance of deferred income tax in the amount of  $4.4 million based principally on uncertainty about the Company’s ability to generate sufficient future taxable income to realize all of the related temporary differences.  The Company believes that it will realize the remaining net deferred tax assets through taxable income resulting from the planned profitable sale of branches of the Bank within the next twelve months.  The expense for recording the valuation allowance is a non-cash item, and the recording of this expense does not imply that the Company owes additional income taxes.  This resulted in a total tax benefit of $3.7 million for the fourth quarter of 2007.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE P – OPERATING AND LIQUIDITY MATTERS

Beginning in early 2007, the Company began to reduce all aspects of its lending exposure due in large part to the downturn in the local economy, and, in particular, values of residential and residential development properties. Further, beginning in 2006, the Company revised its underwriting standards to place an increased focus on cash flow analysis, tightened its credit standards and provided additional resources to the resolution of its classified assets.  Actions taken by the Company during 2006 and 2007,  including significant charge-offs and provisions for loan losses, as well as the continued recessionary forces in the local economy have had a significant adverse impact on the Company’s financial condition and results of operations.  For 2006 and 2007, net losses recorded by the Company amounted to $4.1 million and $33.3 million, respectively.

The Bank’s primary federal regulator, the OTS has, in light of the Company’s recent losses and levels of nonperforming assets, imposed certain operations restrictions on the Company and the Bank, many of which had previously been taken by the Company and the Bank.  On April 2, 2008, the Company and the Bank each consented to the terms of the Orders.  The Orders require the Company and the Bank to, among other things, file with the OTS within proscribed time periods updated business plans, which specifically incorporate the requirements set forth in the Orders and comments contained in the most recently completed examinations of the Company and the Bank. In addition, the Orders require that the Company and the Bank receive the permission of the OTS prior to (i) making or declaring any dividends or payments on their outstanding securities; (ii) adding or replacing a director or hiring a senior executive officer; and (iii) making any golden parachute payments to any institution-affiliated party. Pursuant to the Order issued to the Company, the Company must also receive the permission of the OTS prior to increasing its debt position and before any repurchase of its securities.

The Company currently lacks liquidity to continue as a going concern primarily due to the Company’s current lack of liquidity to repay its $17.5 million obligation under an outstanding line of credit due June 30, 2008.  The line of credit is secured by all outstanding shares of common stock of the Bank.  Although the Bank exceeds all of its capital requirements and is considered well capitalized at December 31, 2007, the Orders prohibit the Bank from paying cash dividends to the Company without the prior consent of the OTS and the Company will only be able to rely upon existing cash and cash equivalents as sources of its liquidity.  Without the ability to rely on dividends from the Bank, the Company will require funds from other funding sources to meet its obligations such as restructuring the current line of credit or replacing the current line of credit.  The Company was not in compliance with one of the loan covenants at December 31, 2007 and the lender has the ability to accelerate all outstanding amounts upon notice and the passage of 30 days. The Company is currently negotiating with the lender regarding a waiver of default, and a modification and/or extension of the line of credit.

Management of the Company and the Bank is working diligently to resolve the issues associated with the Company’s nonperforming assets and to provide the information or take the actions required by the Orders.  Concurrently, management and the Board of Directors are considering all strategic alternatives available to the Company and the Bank. As required, the Company and the Bank have filed a consolidated business plan with the OTS covering operations through 2010.  The Company’s business plan contemplates, among other things, a consolidation of the Company’s operations through branch sales and a reduction in adversely classified assets through loan resolutions, repayments, sales and charge-offs.  Branch sale transactions would decrease the Company’s assets and liabilities, improve capital ratios, generate taxable income, and reduce general, administrative and other expense.  In addition, the Bank would dividend funds to the Company to provide liquidity to service the Company’s debt, provided that approval would be received from the OTS. The business plan was submitted by the Company to the OTS on April 7, 2008 and is subject to review and approval by the OTS.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE P – OPERATING AND LIQUIDITY MATTERS  (continued)

There are no assurances that the measures set forth in the 3-year business plan will successfully improve the condition of the Company and result in the termination of the Orders from the OTS.  The economic factors of the greater Cincinnati area and the duration of the downturn in the local real estate market will have a significant impact on the implementation of the business plan.  In addition, while these measures are designed to improve the condition of the Company, there are no assurances that such measures will successfully enable the Company to continue as a going concern.  Although not currently planned, the realization of assets in other than the ordinary course of business in order to meet liquidity needs could incur losses not reflected in these financial statements.

PEOPLES COMMUNITY BANCORP, INC.

DIRECTORS AND EXECUTIVE OFFICERS

PEOPLES COMMUNITY BANCORP, INC. AND PEOPLES COMMUNITY BANK

DIRECTORS

Donald L. Hawke	Thomas J. Noe
Chairman of the Board	Treasurer and Executive Vice-President

Jerry D. Williams	John E. Rathkamp
President and Chief Executive Officer	Secretary of the Board

John L. Buchanan	Nicholas N. Nelson
President of Buchanan’s Power Equipment	County Auditor, Warren County, Ohio
Center, Inc.

James R. Van DeGrift
Trustee, Turtlecreek Township,
Lebanon, Ohio

EXECUTIVE OFFICERS

Jerry D. Williams	Thomas J. Noe
President and Chief Executive Officer	Treasurer and Executive Vice President

Teresa A. O’Quinn	Lori M. Henn
Chief Financial Officer and Executive Vice President	Compliance Officer and Senior Vice President

Fred L. Darlington	Stephen P. Wood
General Counsel, Senior Vice President and	Chief Lending Officer and Senior Vice President
Corporate Secretary

Rick Wade	Jerry Gore
Chief Operations Officer and Senior Vice President	Director of Retail Banking and
Senior Vice President

Joan Woodward
Senior Vice President, Human Resources

PEOPLES COMMUNITY BANCORP, INC.

BANKING LOCATIONS AND STOCKHOLDER INFORMATION

BANKING LOCATIONS

Peoples Community Bancorp, Inc. is a Maryland-incorporated savings and loan holding company conducting business through its wholly-owned subsidiary, Peoples Community Bank.  Peoples Community Bank is a federally-chartered, DIF-insured stock savings bank operating through nineteen offices in Hamilton, Warren, and Butler counties in southwest Ohio and Dearborn and Ohio Counties in southeast Indiana.

Main Office
6100 West Chester Road West Chester, Ohio 45069

Branch Offices in Ohio

7615 Voice of America Drive West Chester, Ohio 45069	11 South Broadway Lebanon, Ohio 45036	4825 Marburg Avenue Cincinnati, Ohio 45209

5712 Bridgetown Road Cincinnati, Ohio 45248	6570 Harrison Avenue Cincinnati, Ohio 45247	7522 Hamilton Avenue Cincinnati, Ohio 45231

4100 State Route 128 Cleves, Ohio 45002	1101 Columbus Avenue Lebanon, Ohio 45036	5797 South State Route 48 Maineville, Ohio 45039

8350 Arbor Square Drive Mason, Ohio 45040	3530 Springdale Road Cincinnati, Ohio 45251	7200 Blue Ash Road Cincinnati, Ohio 45236

9360 Montgomery Road Cincinnati, Ohio 45242		6945 South Liberty Drive Liberty Township, Ohio 45044

Branch Offices in Indiana

131 Walnut Street Lawrenceburg, Indiana 47025	3200 Importing Street Aurora, Indiana 47001	24128 State Line Road Bright, Indiana 47025

330 Industrial Access Road Rising Sun, Indiana 47040

ANNUAL MEETING

The Annual Meeting of Stockholders of Peoples Community Bancorp will be held on May 28, 2008 at 10:00 a.m., Eastern Time, at the Company’s Voice of America location, 7615 Voice of America Centre Drive, West Chester, Ohio  45069.

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