Form 10-K, Exhibit 13
period 2008-12-31
PEOPLES COMMUNITY BANCORP INC /MD/
filed 2009-05-01
CIK 1100983

2008 ANNUAL REPORT

TO STOCKHOLDERS

Dear Fellow Stockholders:

The extremely difficult banking environment and troubling economic atmosphere in 2007 deepened considerably in 2008. The weakening economy negatively impacted real estate values, job retention and the ability of homeowners and other borrowers to make payments on their loans.  Management is acutely aware of the severe conditions as the Company suffered a loss of $68.5 million for 2008.  This loss was primarily due to provisions for loan losses of $41.5 million goodwill impairment of $12.5 million and adverse tax consequences of $6.9 million.  Although we began to curtail our lending activity in early 2007 and have worked diligently with our borrowers to modify or restructure their debt obligations, asset quality continued to deteriorate nationally and, to a greater extent, locally.

In order to combat these recessionary forces we have significantly downsized and sought out strategic transactions to preserve stockholder value.  Due in large part to the reduction of our loan portfolio, total assets have decreased from $887.4 million at December 31, 2007 to $712.4 million at December 31, 2008. In addition, we will continue to pursue the sale of branch offices to reduce assets and liabilities, generate a deposit premium and increase capital.

This annual report to stockholders includes a detailed discussion of our financial condition, the impact of these troubling economic times on our results of operations and our increased regulatory oversight and restrictions.  We strongly urge you to read this annual report in its entirety to fully understand the challenges faced by Peoples Community Bancorp and the commitment of management to devote all of its resources to resolving these issues.

Our directors and many of our employees have aligned their interest with yours by investing in Peoples Community Bancorp, Inc.  We are very disappointed with our recent losses and the loss in value to all of us as stockholders.  We are aware of the very difficult struggle before us and remain committed to meeting this challenge.

Sincerely,

Jerry D. Williams
President and Chief Executive Officer

PEOPLES COMMUNITY BANCORP, INC.

BUSINESS OF PEOPLES COMMUNITY BANCORP, INC.

Peoples Community Bancorp, Inc., a Maryland corporation (“Peoples” or the “Company”), is a registered savings and loan holding company which owns all of the outstanding common shares of Peoples Community Bank (the “Bank”), a federally chartered savings bank.  Unless the context otherwise requires, reference to Peoples includes the Bank.  Peoples was formed in December 1999 in connection with the mutual to stock conversion of the Bank, and the sale of 1,190,000 shares of common stock to depositors and members of the community.  The Bank conducts its business from nineteen full service offices in Hamilton, Warren and Butler counties in Southwest Ohio and Dearborn and Ohio counties in Southeast Indiana.  The funds for the Bank’s lending and investment activities are primarily provided by deposits and borrowings.  At December 31, 2008, Peoples had $712.4 million in total assets, $630.2 million in deposits, $76.5 million in borrowings (excluding subordinated debentures) and $14.8 million in stockholders’ deficit.  Peoples’ principal executive office is located at 6100 West Chester Road, West Chester, Ohio 45069.  Peoples’ telephone number is (513) 870-3530.

Peoples is subject to regulation, supervision and examination by the Office of Thrift Supervision (the “OTS”).  The Bank is subject to regulation, supervision and examination by the OTS as its primary federal regulator and the Federal Deposit Insurance Corporation (the “FDIC”), which administers the Deposit Insurance Fund. The FDIC insures deposits in the Bank up to applicable limits.  The Bank is a member of the Federal Home Loan Bank (the “FHLB”) of Cincinnati, which is one of the 12 regional banks comprising the FHLB System.

PEOPLES COMMUNITY BANCORP, INC.

MARKET PRICE OF PEOPLES COMMUNITY BANCORP, INC. COMMON SHARES AND RELATED STOCKHOLDER MATTERS

The Company’s common shares are currently listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “PCBI.”  However, by letter dated April 17, 2009, Nasdaq informed the Company that it no longer complies with Nasdaq’s listing rules since it did not timely file its Form 10-K for the year ended December 31, 2008.  Under the listing rules, the Company has 60 calendar days to submit a plan to regain compliance, which typically consists of filing the delinquent report.  Although the Company submitted the Form 10-K for the year ended December 31, 2008 within such 60 day period, no assurances may be given that Nasdaq will accept such plan or that the Company’s common stock will continue to be listed on Nasdaq.

Presented below are the high and low trading prices for the Company’s common shares for the three years ended December 31, 2008.  Such prices do not include retail financial markups, markdowns or commissions.  Information relating to prices has been obtained from Nasdaq.  The Company suspended the payment of a quarterly cash dividend effective for the quarter ended December 31, 2007.  In addition, the Company does not have any current intention or ability to pay dividends.

2008	High	Low	Dividends

Quarter ended:
December 31, 2008	$1.45	$0.18	$—
September 30, 2008	2.28	0.90	—
June 30, 2008	4.40	2.00	—
March 31, 2008	15.19	3.87	—

2007	High	Low	Dividends

Quarter ended:
December 31, 2007	$18.00	$13.52	$—
September 30, 2007	18.38	14.71	0.15
June 30, 2007	16.93	14.47	0.15
March 31, 2007	18.43	16.80	0.15

2006	High	Low	Dividends

Quarter ended:
December 31, 2006	$19.60	$16.35	$0.15
September 30, 2006	19.85	17.25	0.15
June 30, 2006	20.95	18.50	0.15
March 31, 2006	21.83	19.91	0.15

As of April 15, 2009, the Company had 4,844,489 common shares outstanding held of record by approximately 1,010 stockholders.  The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or “street” names through brokerage firms or others.

PEOPLES COMMUNITY BANCORP, INC.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information, including the Consolidated Financial Statements and related notes, appearing elsewhere herein.  Peoples changed its fiscal year end from September 30 to December 31 effective January 1, 2006.

Selected Consolidated Financial	At December 31,			At September 30,
Condition Data:	2008	2007	2006	2005	2005	2004
	(in thousands)
Total assets	$712,415	$887,426	$1,028,079	$1,040,912	$1,006,654	$889,121
Cash and cash equivalents	72,015	86,614	57,459	21,558	17,061	14,430
Securities available for sale	100,952	67,572	56,899	74,482	207,366	229,154
Loans receivable, net	461,861	634,421	812,578	851,270	704,714	599,466
Deposits	630,198	735,212	755,261	726,629	612,199	472,436
Advances from the Federal Home Loan Bank and other borrowed money	76,507	77,628	156,885	221,483	301,920	324,500
Stockholders’ equity (deficit)	(14,845)	53,565	87,616	86,047	86,700	75,775

				Three Months
	Year Ended			Ended	Year Ended
Selected Consolidated Operating	December 31,			December 31,	September 30,
Data: (1)	2008	2007	2006	2005	2005	2004
	(In thousands, except per share data)
Interest income	$40,237	$60,233	$65,475	$14,402	$47,748	$40,171
Interest expense	26,237	36,460	36,485	8,155	26,204	19,813
Net interest income	14,000	23,773	28,990	6,247	21,544	20,358

Provision for losses on loans	41,477	32,800	17,450	900	3,600	3,600
Net interest income (loss) after provision for losses on loans	(27,477)	(9,027)	11,540	5,347	17,944	16,758
Other income (loss)	(286)	3,932	3,213	(764)	2,114	1,181
Goodwill impairment	12,514	11,397	—	—	—	—
General, administrative and other expense	21,333	21,774	21,122	4,530	15,827	13,750

Earnings (loss) before income taxes	(61,610)	(38,266)	(6,369)	53	4,231	4,189
Federal income taxes (benefits)	6,905	(4,933)	(2,308)	(34)	1,375	1,320
Net earnings (loss)	$(68,515)	$(33,333)	$(4,061)	$87	$2,856	$2,869

Earnings (loss) per share
Basic	$(14.17)	$(6.97)	$(0.88)	$0.02	$0.73	$0.92
Diluted	$(14.17)	$(6.97)	$(0.88)	$0.02	$0.72	$0.91

(See footnotes on next page)

				At or for the
	At or for the			Three Months	At or for the
	Year Ended			Ended	Year Ended
	December 31,			December 31,	September 30,
Key Operating Ratios: (1)	2008	2007	2006	2005	2005	2004

Performance Ratios: (1)
Return on average assets	(8.62)%	(3.44)%	(0.38)%	0.03%	0.30%	0.34%
Return on average equity	(183.59)	(38.32)	(4.48)	0.40	3.65	4.97
Average interest-earning assets to average interest-bearing liabilities	101.75	103.71	104.02	104.00	106.63	104.82
Interest rate spread (2)	1.82	2.53	2.84	2.49	2.25	2.40
Net interest margin (2)	1.88	2.68	3.00	2.63	2.45	2.52
General, administrative and other expense to average assets	4.26	3.42	1.99	1.78	1.69	1.61
Dividend payout ratio	n/a	n/a	n/a	750.00	82.19	32.61

Asset Quality Ratios:
Nonperforming assets to total assets at end of period (3)	7.48%	3.70%	2.54%	1.82%	2.07%	0.71%
Allowance for loan losses to nonperforming loans at end of period	66.59	133.05	71.20	71.67	66.32	182.87
Allowance for loan losses to total loans at end of period	5.40	4.90	2.05	1.42	1.72	1.64

Capital and Other Ratios:
Average stockholders’ equity to average assets	4.70%	8.97%	8.54%	8.55%	8.35%	6.77%
Tangible stockholders’ equity to tangible assets	(0.23)	5.48	7.12	8.07	9.75	8.38
Tier 1 capital to risk-weighted assets (4)	3.50	10.06	11.32	10.86	13.37	12.52

(1)                                  All ratios are based on average monthly balances for the fiscal year ended September 30, 2004.  With respect to the fiscal years ended September 30, 2005 or later, all ratios are based on average daily balances.

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

(4)                                  This regulatory capital ratio represents the capital ratio of the Bank.  At December 31, 2008, the Bank did not meet two of the three capital requirements imposed by the OTS.  In addition, at such date, the Bank was deemed a significantly undercapitalized institution under the regulatory framework for prompt corrective action.  For further explanation of the Bank’s capital requirements and related consequences of its classification as significantly undercapitalized, see “Overview and Recent Regulatory Matters” herein.

PEOPLES COMMUNITY BANCORP, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview and Recent Regulatory Matters

Operations.  As a result of acquisitions and internal growth, Peoples grew from $416.0 million in total assets as of September 30, 2001 to a high of $1.0 billion in total assets as of December 31, 2005.  Between the completion of the public offering in March 2000 and December 31, 2005, Peoples acquired five financial institutions with aggregate total assets as of the time of acquisition of $428.5 million.  Also, in September 2003, Peoples purchased $32.8 million in loans and assumed $55.6 million in deposits in connection with the acquisition of two branch offices from another financial institution.  Peoples supplemented this growth due to acquisitions with loan generation secured primarily by real estate in its market area.  Total gross loans increased from $419.5 million at September 30, 2001 to $944.7 million at December 31, 2005.  In addition, since September 30, 2000, Peoples expanded its franchise through the opening of six full service branch offices. These new branch offices, as well as acquired branch offices, have expanded Peoples’ market presence.  Peoples’ loan growth was funded in part by deposits.  Peoples placed an emphasis on deposit generation both internally and through whole bank and branch acquisitions.  Deposits increased from $233.1 million at September 30, 2001 to $755.3 million at December 31, 2006.

Beginning in early 2007, however, Peoples began to reduce all aspects of its lending exposure due in large part to the downturn in the local economy and, in particular, values of residential and residential development properties. At December 31, 2008, total gross loans amounted to $531.4 million, a decrease of $413.3 million or 43.8% compared to $944.7 million of loans at December 31, 2005.  In addition, to address such slowdown and the resulting decrease in the value of its collateral, Peoples charged off $18.3 million of loans in 2007 and $47.8 million of loans in 2008, and provided $32.8 million and $41.5 million during 2007 and 2008, respectively, to the allowance for loan losses.  As a result, the allowance for loan losses to total gross loans at December 31, 2008 amounted to 5.4%.  Further, beginning in 2006, Peoples revised its underwriting standards to place an increased focus on cash flow analysis, tightened its credit standards and provided additional resources to the resolution of its classified assets.

Despite the actions taken by Peoples during 2006, 2007 and 2008, discussed above, the continued recessionary forces in the local economy have had a significant adverse impact on Peoples’ financial condition and results of operations.  For 2007 and 2008, net losses amounted to $33.3 million and $68.5 million, respectively, and stockholders’ equity decreased from $53.6 million or 6.04% of total assets at December 31, 2007 to a deficit of $14.8 million at December 31, 2008.  Further, the level of non-performing assets has and will continue to negatively impact Peoples’ interest rate spread, interest income, provision for losses on loans and net earnings or loss.  Non-performing assets totaled $26.1 million, $32.8 million and $53.3 million at December 31, 2006, 2007 and 2008, respectively.  While Peoples has devoted and will continue to devote substantial resources toward the resolution of all delinquent and non-performing assets, no assurance can be made that these efforts will be successful.

Regulatory Enforcement Actions.  The OTS is the primary federal regulator of Peoples Community Bank.  In light of Peoples’ losses in 2007 and 2006 and levels of nonperforming assets, the OTS has imposed certain operations restrictions on the Company and the Bank, many of which had previously been taken by the Company and the Bank. On April 2, 2008, the Company and the Bank each consented to the terms of Cease and Desist Orders issued by the OTS (the “Orders”).  The Company attached copies of the Orders to a Current Report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2008.

The Orders require the Company and the Bank to, among other things, file with the OTS within prescribed time periods updated business plans, which specifically incorporate the requirements set forth in the Orders and comments contained in the most recently completed examinations of the Company and the Bank. On a quarterly basis, the Company and the Bank are required to compare the projected operating results from the business plans with the actual results. The results of this variance analysis are to be submitted to the OTS within the prescribed time periods. In addition, the Orders require that the Company and the Bank receive the permission of the OTS prior to (i) making or declaring any dividends or payments on their outstanding securities; (ii) adding or replacing a director or hiring an executive officer; and (iii) making any golden parachute payments to any institution-affiliated party. Pursuant to the

Order issued to the Company, the Company must also receive the permission of the OTS prior to increasing its debt position and before any repurchase of its securities.

The Order issued to the Bank also requires the Bank to take or refrain from certain actions, including (i) not making any new loans or issuing new lines of credit for land acquisition or development, speculative residential construction, commercial and multi-family construction, acquisition or retention of commercial property, and non-owner occupied one-to-four-family residential property; (ii) engaging an independent consultant to conduct a loan portfolio review for the purpose of determining asset quality and the appropriateness of the Bank’s asset classification process related to loan relationships that equal or exceed $4.0 million; (iii) establishing a plan for reducing adversely classified assets; (iv) reviewing and, where appropriate, adjusting the Bank’s allowance for loan and lease losses methodology; (v) limiting asset growth during each calendar quarter to an amount not to exceed net interest credited on deposit liabilities; and (vi) establishing an Oversight Committee of the Bank’s Board of Directors comprised of independent outside directors.  In an effort to proactively address the downturn in the local real estate market, the Bank had previously curtailed or ceased the lending activities restricted in the Orders.

During 2008, management of Peoples worked diligently to resolve the issues associated with the Bank’s nonperforming assets and to provide the information or take the actions required by the Orders.  Concurrently, management and the Board of Directors considered all strategic alternatives available to the Company and the Bank.  As required, Peoples has filed a consolidated business plan with the OTS covering operations through 2010.  Peoples’ business plan contemplates, among other things, a consolidation of its operations through branch sales and a reduction in adversely classified assets through loan resolutions, repayments, sales and charge-offs.  Branch sale transactions would decrease Peoples’ assets and liabilities, improve capital ratios, generate income, and reduce general, administrative and other expense.  Despite management’s efforts, the extremely difficult economic conditions have continued to negatively impact real estate values and the ability of borrowers to service or repay their loans.  As a result, Peoples has continued to incur significant losses which has severely impacted stockholders’ equity and the related regulatory capital of the Bank.

Banking regulations require savings institutions to satisfy several capital requirements.  Under these standards, savings institutions must maintain tangible capital equal to at least 1.5% of adjusted total assets, core capital equal to at least 4.0% of adjusted total assets and total capital equal to at least 8.0% of risk-weighted assets.  Due to continued losses during 2008, at December 31, 2008, the Bank did not meet two of these capital requirements, with tangible, core and risk-based capital ratios of 2.2%, 2.2% and 4.8%, respectively.  Further, at such date, the Bank was deemed a significantly undercapitalized institution under the regulatory framework for prompt corrective action.  As a result, the Bank was notified by the OTS by letter dated April 13, 2009 (the “Notice”), that it is subject to certain restrictions and requirements, including the requirement to file a capital restoration plan by April 30, 2009 to demonstrate the ability of the Bank to return to an adequately capitalized status by June 15, 2009 (the “Capital Plan”).

On April 28, 2009, the Bank consented to an Amended Order to Cease and Desist (the “Amended Order”) issued by the OTS. The Amended Order became effective on April 29, 2009.  The Amended Order supplements and amends the previously issued Cease and Desist Order issued by the OTS against the Bank on April 2, 2008.  The Amended Order requires that the Bank achieve by July 14, 2009 and maintain: (i) a Tier 1 (Core) Capital Ratio of at least eight percent (8%); and (ii) a Total Risk-Based Capital Ratio of at least twelve percent (12%).  The Amended Order also requires the Bank to file with the OTS a written contingency plan by May 14, 2009 that will be implemented by the Bank in the event it becomes critically undercapitalized (the “Contingency Plan”).  The Contingency Plan will require that the Bank achieve one of the following results: (i) a merger with or acquisition by another federally insured institution or holding company thereof, or (ii) a voluntary liquidation by, among other things, filing the appropriate applications with OTS in conformity with federal laws and regulations.  The Contingency Plan will be implemented if the Bank becomes critically undercapitalized or upon notification by the OTS.  In addition, the Amended Order requires the Bank to refrain from certain actions, including: (i) accepting, renewing or rolling over any brokered deposit; (ii) acting as a deposit broker; or (iii) soliciting deposits by offering an effective yield on insured deposits that exceeds the limitation provided by OTS regulations.

On April 30, 2009, the Bank filed its Thrift Financial Report for the quarter ended March 31, 2009.  This report reflected the Bank’s capital under the framework for prompt corrective action at the “critically undercapitalized” level.  The Bank’s total risk-based capital, Tier 1 risk-based capital and tier 1 leverage capital were 4.15%, 2.82% and 1.81%, respectively.  The Bank’s ratio of tangible equity to tangible assets was 1.81%.  As a result, the Bank is subject to numerous operational restrictions and requirements.

In addition to the other operational restrictions imposed by the Orders, the Bank may not, without the prior written consent of the FDIC:

•                  Enter into any material transactions other than in the usual course of business, including any investment, expansion, acquisition, sale of assets, or similar action with respect to which the Bank is required to give notice to OTS;

•                  Extend credit for any highly leveraged transaction;

•                  Amend its charter or bylaws, except to the extent necessary to carry out any other requirement of any law, regulation, or order;

•                  Make any material change in accounting methods;

•                  Engage in any covered transaction;

•                  Pay excessive compensation or bonuses; or

•                  Make payments on subordinated debt.

The Company and the Bank are currently in negotiations concerning a transaction to sell certain branches of the Bank (the “Branch Transaction”), the proposed results of which are the basis for the Bank’s Capital Plan, as filed with the OTS on April 30, 2009, as required by the Notice.  The Bank intends to negotiate and enter into the Branch Transaction in order to reduce assets and liabilities, generate a deposit premium and return the Bank to an adequately capitalized status. The Company cannot provide assurance that an agreement related to the Branch Transaction will be entered into or consummated or that the Bank’s Capital Plan will be acceptable to the OTS.  If the Bank’s Capital Plan is not approved by the OTS or the Bank cannot enter into and consummate a transaction to return the Bank to an adequately capitalized status on a timely basis, the Company will not be able to continue as a going concern.

Report of Independent Registered Public Accounting Firm.  The report of the Company’s independent registered public accounting firm for the year ended December 31, 2007, contained an explanatory paragraph as to the Company’s ability to continue as a going concern primarily due to the Company’s current lack of liquidity to repay its obligation under an outstanding line of credit with Integra Bank, N.A. (“Integra”).  The line of credit is secured by all outstanding shares of common stock of the Bank. The Orders prohibit the Bank from paying cash dividends to the Company without the prior consent of the OTS and the Company will be able to rely upon only a limited amount of existing cash and cash equivalents for its liquidity. Without the ability to rely on dividends from the Bank, the Company will require funds from other capital sources to meet its obligations such as restructuring or replacing the line of credit.  Peoples is actively evaluating various funding strategies to meet its obligations, including restructuring its outstanding debt and selling branch offices.  Any increase in the Company’s outstanding indebtedness will also require OTS approval.  The Company cannot provide assurance that it will succeed in obtaining funds to meet its financial obligations.  Failure to do so will have a material adverse effect on, and impair the Company’s business, financial condition and ability to operate as a going concern.

The report of the Company’s independent registered public accounting firm for the year ended December 31, 2008, also contained an explanatory paragraph as to the Company’s ability to continue as a going concern. Reasons cited include the Bank’s low level of capital, exposure to significant regulatory sanctions and significant losses from operations.

Default on Line of Credit and Termination of Strategic Transaction.  As of December 31, 2007, the Company was not in compliance with certain covenants of its line of credit with Integra.  On June 30, 2008, the loan matured and was due in full.  Effective July 24, 2008, the Company entered into a forbearance agreement with Integra regarding its $17.5 million line of credit. The forbearance was negotiated in order to extend the repayment period and allow the Company to structure a transaction which would result in repayment of the $17.5 million line of credit.

On September 12, 2008, the Company entered into a purchase and assumption agreement (“Agreement”) with a buyer and a third party.  The Agreement provided for the purchase of a substantial portion of the Bank’s assets, as well as the assumption of the Bank’s deposits and certain other liabilities.  The Company or the buyer could terminate the Agreement if the closing of the transactions did not occur on or before December 31, 2008.  By letter dated December 29, 2008, the buyer terminated its obligations under the Agreement pursuant to Section 25(f) of the Agreement.

On December 31, 2008, the Company and the third party entered into the First Amendment (“Amendment”) to the Agreement to extend the Company’s and third party’s obligations under the Agreement to January 31, 2009.  The Company and the third party reaffirmed their respective representations and warranties and acknowledged that the third party will require another financial institution acceptable to the Office of Thrift Supervision to perform its or their obligations under the Agreement.  No agreement was reached by January 31, 2009.

On December 31, 2008, the Company and Integra extended the forbearance period to January 31, 2009.  The forbearance period has expired and the Company is in default on its line of credit with Integra.  This matter remains unresolved.

Establishment of Valuation Allowance.  In light of the matters discussed above, the Company established a valuation allowance of deferred federal income taxes of approximately $4.4 million in 2007.  As of December 31, 2008 the allowance had been increased to $27.2 million.  Generally, the losses incurred in 2006, 2007 and 2008 resulted in deferred federal income taxes or deferred tax assets which may be applied against current period earnings, carried back against prior years’ earnings or used to the extent of management’s estimate of future taxable income.  The valuation allowance was established since the Company’s current circumstances might impair the Company’s ability to generate future taxable income and therefore impair its ability to realize all benefits of the deferred tax asset.

General

Peoples’ operations are influenced primarily by net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, mortgage-backed securities, investment securities and interest-earning deposits in other financial institutions; and interest expense, principally on interest-bearing deposits and borrowings from the Federal Home Loan Bank.  Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing.  Peoples’ operations are also dependent on the level of other income, the provision for losses on loans, general, administrative and other expenses and federal income taxes.  The provision for losses on loans has had a significant impact on People’s operations in 2006, 2007 and 2008.  Peoples’ operations are also subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond management’s control.

Critical Accounting Policies

The “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as disclosures found elsewhere in this annual report, are based upon Peoples’ consolidated financial statements, which are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).  The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses.  Several factors are considered in determining whether or not a policy is critical in the preparation of financial statements.  These factors include, among other things, whether the estimates are significant to the financial statements, the nature of the estimates, the ability to readily validate the estimates with other information, including third parties or available prices,  sensitivity of the estimates to changes in economic conditions, and whether alternative accounting methods may be utilized under US GAAP.  Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, valuation allowance of deferred income taxes and goodwill impairment.  Actual results could differ from those estimates.

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

Valuation Allowance of Deferred Income Taxes.  Peoples accounts for federal income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes.”  Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods.  Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against future taxable income.  A valuation allowance is provided for net deferred tax assets to the extent that the value of net temporary differences and carryforward attributes exceeds management’s estimates of taxes payable on future taxable income.

Goodwill.  Peoples has developed procedures to test goodwill for impairment on an annual basis using September 30 financial data and more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The evaluation of possible impairment is outsourced to a third party. This evaluation is based on the analysis set forth below.

The test involves estimating the fair value of tangible assets and liabilities, identified intangible assets and goodwill of the Bank (which is the Company’s reporting unit as defined under FAS 142) and comparing the fair value of this reporting unit to its carrying value including goodwill. The value is determined assuming a freely negotiated transaction between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts. The third party selected by management utilizes the following common approaches to valuing business combination transactions involving financial institutions to derive the fair value of the reporting unit: (1) the comparable transactions approach which is specifically based on earnings, book value, assets and deposit premium multiples received in recent sales of comparable bank franchises; and (2) the discounted cash flow approach. The application of the valuation techniques takes into account the reporting unit’s operating history, the current market environment and future prospects. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and no second step is required. If the fair value does not exceed the carrying amount, a second test is required to measure the amount of goodwill impairment. The second test of the overall goodwill impairment compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill. The impairment loss shall equal the excess of carrying value over fair value. Any impairment loss would require an immediate charge to earnings. After each testing period, the third party compiles a summary of the test that is then provided to the audit committee for review.

Peoples evaluated the goodwill balance as of September 30, 2007 and June 30, 2008.  As a result of these evaluations, Peoples recorded impairment charges of $11.4 million and $12.5 million respectively, which eliminated the goodwill on its books. The impairment of goodwill was primarily attributable to lower market valuations for financial institutions, the weakening of the credit market, the decline in real estate values, particularly in the Cincinnati region, and the net losses recorded by Peoples from 2006 to 2008.

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

	For the Year Ended
	December 31, 2008			December 31, 2007			December 31, 2006
	Average	Interest		Average	Interest		Average	Interest
	outstanding	earned/	Yield/	outstanding	earned/	Yield/	outstanding	earned/	Yield/
	balance	paid	rate	balance	paid	rate	balance	paid	rate
	(Dollars in thousands)
Interest-earning assets:
Loans receivable (1)	$594,991	35,446	5.96%	$751,917	53,390	7.10%	$870,327	61,096	7.02%
Mortgage-backed securities	29,321	1,430	4.88	49,427	2,394	4.84	60,474	2,467	4.08
Investment securities (2)	40,088	1,773	4.42	18,150	1,100	6.06	17,473	951	5.44
Interest-earning deposits	80,648	1,588	1.97	64,965	3,349	5.16	18,206	961	5.28

Total interest-earning assets	745,048	40,237	5.40	884,459	60,233	6.81	966,480	65,475	6.77

Non-interest-earning assets	49,680			85,652			93,635

Total assets	$794,728			$970,111			$1,060,115

Interest-bearing liabilities:
Savings and checking accounts	$79,365	919	1.16	$69,133	1,472	2.13	$103,865	1,137	1.09
Money market deposit accounts	95,605	2,538	2.65	144,809	4,354	3.01	146,791	5,420	3.69
Certificates of deposit	465,491	18,594	3.99	506,294	24,202	4.78	478,148	20,682	4.33
FHLB advances and other borrowings	76,789	3,429	4.47	117,546	5,341	4.54	173,622	7,163	4.13
Subordinated debentures	15,000	757	5.05	15,000	1,091	7.27	26,740	2,083	7.79

Total interest-bearing liabilities	732,250	26,237	3.58	852,782	36,460	4.28	929,166	36,485	3.93

Non-interest-bearing liabilities	25,159			30,346			40,384

Total liabilities	757,409			883,128			969,550

Stockholders’ equity	37,319			86,983			90,565

Total liabilities and stockholders’ equity	$794,728			$970,111			$1,060,115

Net interest income		$14,000			$23,773			$28,990

Interest rate spread			1.82%			2.53%			2.84%

Net interest margin (3)			1.88%			2.69%			3.00%

Average interest-earning assets to average interest-bearing liabilities			101.75%			103.71%			104.02%

(1)                                  Includes non-accruing loans.

(2)                                  Includes Federal Home Loan Bank stock.

(3)                                  Equals net interest income divided by average interest-earning assets.

Rate/Volume Analysis

The following table shows the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities affected Peoples’ interest income and expense during the periods indicated.  For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), and (ii) changes in rate (change in rate multiplied by prior year volume).  The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	December 31, 2007 to			December 31, 2006 to
	December 31, 2008			December 31, 2007
	Increase (Decrease)			Increase (Decrease)
	Due to Changes In			Due to Changes In
	Rate	Volume	Total	Rate	Volume	Total
	(In thousands)
Interest-earning assets:
Loans receivable	$(7,814)	$(10,130)	$(17,944)	$705	$(8,411)	$(7,706)
Mortgage-backed securities	17	(981)	(964)	(3,776)	3,703	(73)
Investment securities (1)	64	(134)	(70)	111	38	149
Interest-earning deposits	(2,260)	1,242	(1,018)	(21)	2,409	2,388
Total interest-earning assets	(9,993)	(10,003)	(19,996)	(2,981)	(2,261)	(5,242)

Interest-bearing liabilities:
Savings and checking accounts	(819)	266	(553)	(1,127)	395	(732)
Money market deposit accounts	(465)	(1351)	(1,816)	1	—	1
Certificates of deposit	(3,763)	(1,845)	(5,608)	2,305	1,215	3,520
FHLB advances and other borrowings	(89)	(1,822)	(1,911)	809	(2,631)	(1,822)
Subordinated debentures	(335)	—	(335)	(150)	(842)	(992)
Total interest-bearing liabilities	(5,471)	(4,752)	(10,223)	1,838	(1,863)	(25)

Increase (decrease) in net interest income	$(4,522)	$(5,251)	$(9,773)	$(4,819)	$(398)	$(5,217)

(1)           Includes FHLB stock.

Discussion of Financial Condition Changes from December 31, 2007 to December 31, 2008

At December 31, 2008, Peoples’ total assets amounted to $712.4 million, a decrease of $175.0 million, or 19.7%, compared to total assets at December 31, 2007.  The decrease in assets was comprised primarily of a $172.6 million net decrease in loans receivable, a decrease in goodwill of $12.5 million, a decrease of $14.6 million in cash and cash equivalents, and the elimination of $8.8 million in deferred income taxes.  The decreases were partially offset by an increase of $33.4 million in securities designated as available for sale.

Liquid assets (i.e. cash and interest-bearing deposits) totaled $72.0 million at December 31, 2008, a decrease of $14.6 million, or 16.9%, compared to the amount at December 31, 2007.  The decrease in liquid assets as of December 31, 2008 was primarily due to the purchase of securities available for sale in order to increase yields.  Approximately $60.9 million was invested in interest bearing deposits in other financial institutions with a yield of 2.93% at December 31, 2008.

Investment securities totaled $101.0 million at December 31, 2008, an increase of $33.4 million, or 49.4%, from the amount at December 31, 2007.  The increase was comprised primarily of $81.6 million in purchases, partially offset by  $48.1 million of sales and repayments during the period.

Loans receivable totaled $461.9 million at December 31, 2008, a decrease of $172.6 million, or 27.2%, over December 31, 2007 levels. Loan disbursements amounted to $48.3 million during 2008, which were offset by principal repayments of $143.8 million and loan sales and participations sold totaling $28.4 million.  Between 2001 and 2005, Peoples placed an increasing emphasis on multi-family residential loans, nonresidential real estate and land loans, construction loans, unsecured commercial loans and consumer loans.  However, due in large part to the downturn in the local economy, and, in particular, values of residential and residential development properties, as well as a significant increase in total non-performing loans, Peoples, beginning in late 2006, began to reduce all aspects of its lending exposure.  In addition, as discussed below, Peoples charged off $47.8 million and $18.3 million of loans in 2008 and 2007, respectively.

The allowance for loan losses totaled $28.7 million at December 31, 2008, a decrease of $5.8 million, or 16.8% compared to the allowance at December 31, 2007.  Due primarily to the significant downturn in the local real estate market, an increase in internally classified loans, significant charge-offs during the year, and the relative credit risk of the loan portfolio, $41.5 million was added to the allowance through the provision for losses on loans during 2008.   Approximately $47.8 million of loans were charged-off during the year.  The charged-off loans were comprised of $6.7 million in loans secured by one-to-four-family residential real estate, $9.3 million in loans secured by multi-family residential real estate, $8.8 million in construction loans, $18.9 million in loans secured by commercial real estate and land, and $4.0 million in commercial and consumer loans.  The increase in charged-off loans was primarily due to real estate investors and developers experiencing cash flow difficulties and the downturn in the local economy.

The allowance for loan losses represented 5.4% and 4.9% of total loans at December 31, 2008 and 2007, respectively.  The allowance for loan losses represented 66.6% and 133.1% of nonperforming loans at December 31, 2008 and 2007, respectively.  Nonperforming assets totaled $53.3 million and $32.8 million at December 31, 2008 and 2007, respectively.  Nonperforming assets at December 31, 2008 consisted of $6.6 million of loans secured by one-to-four-family residential real estate, $7.1 million of loans secured by multi-family residential real estate, $25.2 million of loans secured by nonresidential real estate and land, $3.9 million in construction loans, $381,000 in commercial and consumer loans, and $10.2 million in foreclosed real estate.  The Bank’s management continues to aggressively pursue the collection and resolution of all delinquent and nonperforming loans.

At December 31, 2008, non-accrual loans secured by one-to-four-family residential real estate consisted of $4.5 million in owner-occupied residences with an average balance of $161,000 and $2.1 million in non-owner occupied residences with an average balance of $114,000.

Non-accrual loans secured by multi-family residential real estate amounted to $7.1 million at December 31, 2008, with an average balance of $787,000.  One borrower represented $5.3 million of this total.  Non-residential real estate and land secured non-accrual loans totaled $25.2 million at December 31, 2008.  The average balance of these loans was $647,000.  Three borrowers represented $7.8 million of the non-accrual loans secured by non-residential real estate and land, with the largest borrower representing $3.9 million.

Non-accrual construction loans totaled $3.9 million at December 31, 2008, with an average balance of $241,000.  Commercial and consumer non-accrual loans totaled $381,000, with $3,000 of these loans being unsecured.

Management has considered these loan concentrations as a part of its overall evaluation of the adequacy of Peoples’ allowance for loan losses.  Although management believes that its allowance for loan losses at December 31, 2008 was appropriate based upon the available facts and circumstances at such time, there can be no assurance that additions to such allowance will not be necessary in future periods, which would continue to adversely affect Peoples’ results of operations.

Peoples recorded a goodwill impairment of $12.5 million as of June 30, 2008, primarily due to lower market valuations for financial institutions, the weakening of the credit market, the decline in real estate values, particularly in the Cincinnati region, and the net losses recorded by Peoples.

Deposits totaled $630.2 million at December 31, 2008, a decrease of $105.0 million, or 14.3%, over the total at December 31, 2007.  Total demand, transaction and savings deposits decreased by $21.2 million, or 9.5%, to $202.2 million at December 31, 2008, while total certificates of deposit decreased by $83.8 million, or 16.4%, to $428.0 million at December 31, 2008.  During the first three quarters of 2007, Peoples utilized competitive pricing strategies on certificates of deposits, which included advertised special rates.  In late 2007, due to the cost of funds and interest margin compression, management shifted its focus to demand and savings deposits.  Due to the anticipated decline in loan balances, deposits were priced to provide controlled runoff throughout 2008.

Advances from the Federal Home Loan Bank and other borrowings totaled $76.5 million at December 31, 2008, a decrease of $1.1 million, or 1.4%, compared to December 31, 2007 totals.  In the fourth quarter of 2007, Peoples took advantage of a fixed rate advance special with FHLB for $25.0 million.  This special offering provides a fixed rate of interest of 3.45% for a minimum of 3 months and a maximum of 10 years.  After the first three months and quarterly thereafter, the FHLB has the option to require the borrower to prepay the advance without a fee or allow the advance to remain at the original contracted fixed rate.

Stockholders’ deficit totaled $14.8 million at December 31, 2008, a decrease of $68.4 million compared to stockholders’ equity at December 31, 2007.  The decrease resulted primarily from net losses of $68.5 million, which included $41.5 million in provision for losses on loans and $12.5 million in goodwill impairment.

Comparison of Results of Operations for the Years Ended December 31, 2008 and December 31, 2007

General

Peoples recorded a net loss of $68.5 million for the year ended December 31, 2008, compared to a net loss of $33.3 million for the year ended December 31, 2007.  The higher net loss was primarily due to a $9.8 million decrease in net interest income, a $4.2 million, or 107.2%, decrease in other income, an $11.8 million increase in income tax expense, and an $8.7 million increase in provision for loan losses.

Net Interest Income

Total interest income amounted to $40.2 million for the year ended December 31, 2008, a $20.0 million, or 33.2%, decrease over the year ended December 31, 2007.  The decrease was due to a $139.4 million, or 15.8%, decrease in average interest-earning assets and a 141 basis point decrease in the average yield on interest earning assets for the year ended December 31, 2008 compared to the year ended December 31, 2007.

Interest income on loans totaled $35.4 million for the year ended December 31, 2008, a decrease of $17.9 million, or 33.6%, from the year ended December 31, 2007.  This decrease was primarily due to a $156.9 million, or 20.9%, decrease in the average portfolio balance outstanding for the year ended December 31, 2008 compared to the year ended December 31, 2007 and a 114 basis point decrease in the weighted-average yield to 5.96% for 2008. The decrease in the average balance was primarily due to loan sales of $28.4 million, and loan repayments totaling $143.8 million, partially offset by loan disbursements of $48.3 million.  As previously stated, the Bank, beginning in late 2006, reduced all aspects of its lending exposure in response to the downturn in the local real estate market.  The decrease in the Bank’s yield reflects a downward shift in market rates and the corresponding impact on adjustable-rate loans.

Interest income on mortgage-backed securities totaled $1.4 million for 2008, a decrease of $964,000, or 40.3%, compared to the year ended December 31, 2007.  The decrease in interest income is due to a $20.1 million, or 40.7%, decrease in the average balance outstanding for the year ended December 31, 2008 compared to the year ended December 31, 2007. The decrease in the average balance of the mortgage-backed securities portfolio was primarily due to approximately $10.9 million in repayments, and a sale in the first quarter of approximately $28.8 million.  Interest income on investment securities and interest-bearing deposits totaled $3.4 million, an increase of $1.1 million, due primarily to a $37.6 million increase in the average balance of the related assets for the year ended December 31, 2008 compared to the year ended December 31, 2007, partially offset by a 257 basis point decrease in the weighted average yield to 2.78% for 2008.  The increase in interest-bearing deposits was primarily due to curtailed lending.

Interest expense on deposits totaled $22.1 million for the year ended December 31, 2008, a decrease of $8.0 million, or 26.6%, over the $30.0 million recorded for the year ended December 31, 2007.  The decrease was due primarily to a decrease of $79.8 million, or 11.1%, in the average balance of deposits outstanding for the year ended December 31, 2008 compared to the year ended December 31, 2007 and a decrease in the weighted-average cost of deposits of 73 basis points, to 3.44% for 2008.  The decrease in the average cost of deposits was primarily due to the decrease in market interest rates.  The decrease in the average balance of deposits was primarily due to pricing by Peoples at levels intended to provide controlled runoff throughout 2008.

Interest expense on borrowings totaled $4.2 million for 2008, a decrease of $2.2 million, or 34.9%, compared to the year ended December 31, 2007, due primarily to a $40.8 million, or 30.7%, decrease in the average balance of borrowings outstanding and a 29 basis point decrease in the average cost of borrowings for 2008.

As a result of the changes in interest income and interest expense, net interest income decreased by $9.8 million, or 41.1%, during the year ended December 31, 2008, compared to the year ended December 31, 2007.  The interest rate spread amounted to 1.82% for 2008 compared to 2.53% for the year ended December 31, 2007.  The net interest margin totaled 1.88% and 2.69% for the years ended December 31, 2008 and 2007, respectively.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank’s market area, and other factors related to the collectibility of the Bank’s loan portfolio.  After considering the above factors, management recorded a provision for losses on loans of $41.5 million for the year ended December 31, 2008, compared to $32.8 million for the year ended December 31, 2007.

The provisions recorded during 2008 and 2007 were predicated on higher non-performing, classified and criticized assets for the years, as well as significant charge-offs during both years.  The increase in delinquent loans in Peoples’ non-owner-occupied (investment property) residential loan portfolio and its acquisition, development, and construction loan portfolio contributed to the increased provisions.  The delinquencies in these portfolios are due primarily to the residual effects of the deterioration in the local real estate market and resultant cash flow issues faced by local property investors and developers.  The downturn in the local economy has also resulted in deterioration in other sectors of the portfolio, including multi-family residential loans and commercial loans. There can be no assurance that the allowance for loan losses will be sufficient to cover losses on loans in the future.

Other Income (Loss)

Other income (loss) totaled $(286,000) for the year ended December 31, 2008, a decrease of $4.2 million, compared to the year ended December 31, 2007.  The decrease was due primarily to a $4.2 million decrease in gain on sale of loans.

General, Administrative and Other Expense

General, administrative and other expense totaled $33.8 million for the year ended December 31, 2008; an increase of $676,000, or 2.0%, compared to the year ended December 31, 2007.  Peoples recorded goodwill non-cash impairment charges of $12.5 million in 2008, compared to $11.4 million recorded in 2007.  The charge was made by Peoples following a valuation by an independent third party.  This impairment is primarily attributable to lower market valuations for financial institutions, the weakening of the credit market, the decline in real estate values, particularly in the Cincinnati region, and the net losses recorded by Peoples during 2006, 2007 and 2008.  Peoples recorded a $2.0 million, or 48.2%, increase in other operating expense, partially offset by a $437,000, or 42.8%, decrease in franchise tax, a $445,000, or 24.2%, decrease in amortization of intangibles, a $357,000, or 10.2% decrease in occupancy and equipment, and a $1.3 million, or 12.6%, decrease in employee compensation and benefits expense due to a decrease in the number of employees.  The increase in other operating expenses was due primarily to an increase in legal and collection fees recorded as well as an increase in FDIC insurance paid during the year ended December 31, 2008.

Federal Income Taxes

Peoples recorded an expense for federal income taxes totaling $6.9 million for the year ended December 31, 2008 compared to an income tax benefit $4.9 million for the year ended December 31, 2007.  The income tax benefit for 2007 was due to net losses incurred in 2007.  A valuation allowance against deferred tax assets of approximately $4.4 million was recorded in the fourth quarter of 2007; an additional $22.8 million was added to the valuation allowance in year 2008.  Generally, the losses incurred in 2006, 2007 and 2008 resulted in tax losses and deferred tax assets which may be used to the extent of future taxable income.  The valuation allowance was established since Peoples’ current position impairs the Company’s ability to generate future taxable income and therefore impairs its ability to realize all benefits of the deferred tax asset.

Comparison of Results of Operations for the Years Ended December 31, 2007 and December 31, 2006

General

Peoples recorded a net loss of $33.3 million for the year ended December 31, 2007, compared to a net loss of $4.1 million for the year ended December 31, 2006.  The higher net loss was primarily due to an increase of $15.4 million, or 88.0% in provision for loan losses and goodwill impairment of $11.4 million.  In addition, Peoples recorded a $5.2 million, or 18.0%, decrease in net interest income, partially offset by an increase of $720,000, or 22.4%, in other income and a $2.6 million increase in tax benefits.

Net Interest Income

Total interest income amounted to $60.2 million for the year ended December 31, 2007, a $5.2 million, or 8.0%, decrease over the year ended December 31, 2006.  The decrease was due to an $82.0 million, or 8.5%, decrease in average interest-earning assets, partially offset by a four basis point increase in the average yield for the year ended December 31, 2007 compared to the year ended December 31, 2006.

Interest income on loans totaled $53.4 million for the year ended December 31, 2007, a decrease of $7.7 million, or 12.6%, from the year ended December 31, 2006.  This decrease was primarily due to a $118.4 million, or 13.6%, decrease in the average portfolio balance outstanding for the year ended December 31, 2007 compared to the year ended December 31, 2006, partially offset by an eight basis point increase in the weighted-average yield to 7.10% for 2007. The decrease in the average balance was primarily due to loan sales of $32.0 million, and loan repayments totaling $269.4 million, partially offset by loan disbursements of $162.4 million.  As previously stated,  beginning in late 2006, Peoples began to reduce all aspects of its lending exposure in response to the downturn in the local real estate market.  The increase in Peoples’ yield reflects a moderate upward shift in market rates and the corresponding impact on adjustable-rate loans, primarily in the first two quarters of the year.

Interest income on mortgage-backed securities totaled $2.4 million for 2007, a decrease of $73,000, or 3.0%, compared to the year ended December 31, 2006, due to a $11.0 million, or 18.3%, decrease in the average balance outstanding for the year ended December 31, 2007 compared to the year ended December 31, 2006, partially offset by a 76 basis point increase in the weighted-average yield. The decrease in the average balance of the mortgage-backed securities portfolio was primarily due to approximately $19.3 million in repayments, partially offset by a purchase in the fourth quarter of approximately $29.8 million.  Interest income on investment securities and interest-bearing deposits totaled $4.4 million, an increase of $2.5 million, due primarily to a $47.4 million increase in the average balance of the related assets for the year ended December 31, 2007 compared to the year ended December 31, 2006.  The increase in interest-bearing deposits was primarily due to curtailed lending and the low yield on alternative investments. At December 31, 2007, federal funds sold totaled $67.0 million, compared to $25.0 million at December 31, 2006.

Interest expense on deposits totaled $30.0 million for the year ended December 31, 2007, an increase of $2.8 million, or 10.2%, over the $27.2 million recorded for the year ended December 31, 2006.  The increase was due primarily to an increase in the weighted-average cost of deposits of 43 basis points, to 4.17% for 2007, partially offset by a decrease of $8.6 million, or 1.2%, in the average balance of deposits outstanding for the year ended December 31, 2007 compared to the year ended December 31, 2006.  The increase in the average cost of deposits was primarily due to the increase in market interest rates, as well as advertised special rates on certificates of deposits throughout the year.  The decrease in the average balance of deposits was primarily due to the competitive Cincinnati market place.

Interest expense on borrowings totaled $6.4 million for 2007, a decrease of $2.8 million, or 30.4%, compared to the year ended December 31, 2006, due primarily to a $67.8 million, or 33.8%, decrease in the average balance of borrowings outstanding, partially offset by a 24 basis point increase in the average cost of borrowings for 2007.  During 2007, $100.0 million in fixed-rate convertible FHLB advances were paid in full on their conversion date with no penalty through the use of available cash and proceeds from both mortgage-backed security repayments and loan sales and payments.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $5.2 million, or 18.0%, during the year ended December 31, 2007, compared to year ended December 31, 2006.  The interest rate spread amounted to 2.53% for 2007 compared to 2.84% for the year ended December 31, 2006.  The net interest margin totaled 2.69% and 3.00% for the years ended December 31, 2007 and 2006, respectively.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank’s market area, and other factors related to the collectibility of the Bank’s loan portfolio.  After considering the above factors, management recorded a provision for losses on loans of $24.5 million in the fourth quarter of 2007, resulting in a total of $32.8 million for the year ended December 31, 2007, compared to $17.5 million for the year ended December 31, 2006.  The large provision in the fourth quarter of 2007 reflects higher probable credit losses on primarily non-owner occupied residential loans and land development loans.  Nonperforming assets at September 30, 2007 totaled $20.4 million, compared to $32.8 million at December 31, 2007, while classified assets increased from $31.3 million at September 30, 2007 to $40.6 million at December 31, 2007.

The provisions recorded during the 2007 and 2006 periods were predicated on higher non-performing, classified and criticized assets for the years, as well as significant charge-offs during both years.  The increase in such loans is primarily due to delinquent loans in the Bank’s non-owner occupied (investment property) residential loan portfolio and its acquisition, development, and construction loan portfolio.  The delinquencies in these portfolios are due primarily to the residual effects of the deterioration in the local real estate market and resultant cash flow issues faced by local property investors and developers.  The downturn in the local economy has also resulted in deterioration in other sectors of the portfolio, including multi-family residential loans and commercial loans. There can be no assurance that the allowance for loan losses will be sufficient to cover losses on nonperforming loans in the future.

Other Income

Other income totaled $3.9 million for the year ended December 31, 2007, an increase of $719,000, or 22.4%, compared to the year ended December 31, 2006.  The increase was due primarily to a $428,000, or 17.2%, increase in other operating income, an increase of $33,000, or 4.8%, in income from bank-owned life insurance, and a $247,000 net gain on sale of loans recorded during year 2007 compared to a net loss of $59,000 recorded during year 2006 on the sale of loans and real estate.  The increase in other operating income resulted primarily from an increase of approximately $289,000 in deposit fees.  These increases were partially offset by a decrease in the gain on sale of securities of $47,000 during year 2007.

General, Administrative and Other Expense

General, administrative and other expense totaled $33.2 million for the year ended December 31, 2007, an increase of $12.0 million, or 57.0%, compared to the year ended December 31, 2006.  This increase resulted primarily from goodwill non-cash impairment charges of $11.4 million recorded in the fourth quarter of 2007 by the Bank following an updated valuation by an independent third party.  This impairment is primarily attributable to lower market valuations for financial institutions in the latter part of 2007, the weakening of the credit market in the second half of 2007, the decline in real estate values, particularly in the Cincinnati region, and the net losses recorded by the Bank and Company for the past six quarters.

Excluding the goodwill impairment, general, administrative and other expense increased $652,000, or 3.1%. Peoples recorded a $277,000, or 7.0%, increase in other operating expense, a $45,000, or 4.6%, increase in franchise tax, a $205,000, or 12.6%, increase in amortization of intangibles, and a $213,000, or 21.2%, increase in data processing expense.  Employee compensation and benefits expense and occupancy and equipment expense remained relatively constant compared to the year ended December 31, 2006.  During the fourth quarter of 2007, Peoples recorded approximately $508,000 in ESOP expense for the release of 32,383 ESOP shares for employee allocation.  This occurred in conjunction with the decision to terminate the ESOP by September 30, 2008 and record associated expenses in 2008 to release all remaining unallocated shares.

The increase in other operating expenses was due primarily to an increase in legal and collection fees recorded during the year ended December 31, 2007.  Data processing expenses increased primarily due to an increase in services utilized by customers and an overall price increase.

Federal Income Taxes

Peoples recorded a credit provision for federal income taxes totaling $4.9 million for the year ended December 31, 2007 compared to a credit provision of $2.3 million for the year ended December 31, 2006.  The income tax benefit for both years was due to net losses incurred in 2006 and 2007.  A valuation allowance against deferred tax assets of approximately $4.4 million was recorded in the fourth quarter of 2007.

Exposure to Changes in Interest Rates

Peoples’ ability to maintain net interest income depends upon its ability to earn a higher yield on interest-earning assets than the rates paid on deposits and borrowings.  The Bank’s ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest fluctuate.  Historically, long-term, fixed-rate mortgage loans made up a significant portion of Peoples’ interest-earning assets.  A predominance of long-term fixed-rate loans would make Peoples particularly susceptible to the risk of changing interest rates, particularly in a rising rate environment.  However, during fiscal 2000, the Bank began to emphasize the origination of adjustable-rate mortgage (“ARM”) loans and shorter-term loans such as non-residential real estate loans, construction loans, commercial loans and consumer loans, in an effort to improve its interest rate risk position.  As a result, at December 31, 2008, approximately $219.0 million, or 47.4%, of Peoples’ loan portfolio consisted of loans with fixed-rates of interest and approximately $242.9 million, or 52.6%, had adjustable-rates of interest.  Further, nonresidential real estate and land loans, construction loans, commercial loans and consumer loans totaled $175.6 million or 33.0% of the total loan portfolio at December 31, 2008.  These loans typically have higher rates and/or shorter terms to maturity compared to single-family residential mortgage loans.

Quantitative Analysis

The OTS provides a quarterly report on the potential impact of interest rate changes upon the net portfolio value (“NPV”) of the Bank.  Management reviews the quarterly reports from the OTS that show the impact of changing interest rates on NPV.  Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts.  The application of the methodology attempts to quantify interest rate risk and the change in NPV which would result from a theoretical increase or decrease in market interest rates.

The following tables present the Bank’s net portfolio value as of December 31, 2008 and December 31, 2007, based on information provided to the OTS by the Bank.

December 31, 2008
						Change in
						NPV as a
					NPV as a	Percentage of
Change in			Change in	Percentage	Percentage of	the Present
Interest Rates		NPV	NPV	Change in	the Present	Value of Assets
(In basis points)		(In thousands)	(In thousands)	NPV	Value of Assets	(In basis points)

+300	bp	$10,136	$516	+5%	1.42%	+10	bp
+200		12,651	3,031	+32	1.76	+44
+100		12,340	2,720	+28	1.71	+38
+50		11,133	1,513	+16	1.53	+21
0		9,620	—	—	1.32	—
-50		6,975	-2,645	-27	0.96	-36
-100		4,143	-5,477	-57	0.57	-75

December 31, 2007
						Change in
						NPV as a
					NPV as a	Percentage of
Change in			Change in	Percentage	Percentage of	the Present
Interest Rates		NPV	NPV	Change in	the Present	Value of Assets
(In basis points)		(In thousands)	(In thousands)	NPV	Value of Assets	(In basis points)

+300	bp	$74,391	$-20,246	-21%	8.54%	-199	bp
+200		83,308	-11,329	-12	9.45	-108
+100		90,606	-4,030	-4	10.17	-37
+50		92,980	-1,657	-2	10.39	-14
0		94,637	—	—	10.53	—
-50		95,428	791	1	10.59	5
-100		95,789	1,153	1	10.59	6

As shown by the 2008 table above, an increase in market interest rates would result in an increase in the Bank’s net portfolio value as of December 31, 2008.  Conversely, the 2008 table indicates a decrease in market interest rates would result in a decrease in the Bank’s net portfolio value as of December 31, 2008.  The instantaneous shock as indicated in the tables is subject to periodic interest rate adjustments and caps as dictated by the underlying notes.

The Bank’s fixed-rate loans help its profitability if interest rates are stable or declining, since these loans have yields that exceed its cost of funds.  However, if interest rates increase, the Bank would have to pay more on its deposits and new borrowings, which would adversely affect its interest rate spread against fixed rate loans.  Historically, the Bank has been able to maintain relatively stable levels of net interest income despite the interest rate risk inherent in its operations.

The Bank attempts to mitigate potential exposure to interest rate risk by:

1)              Originating one-year and three-year adjustable-rate mortgage loans;

2)              Originating home equity lines of credit with interest rates that adjust monthly based on an index;

3)              Purchasing adjustable-rate mortgage-backed securities;

4)              Utilizing fixed-rate longer-term advances offered by the Federal Home Loan Bank; and

5)              Developing a strong core deposit base.

As of December 31, 2008, the estimated percentage change in NPV for declining rate scenarios is in excess of the limits established in the Bank’s Asset/Liability Management policy.  Similarly, the Bank’s NPV as a percentage of the present value of assets has fallen below Bank policy minimums for all rate scenarios illustrated in the December 31, 2008 table above.  This condition is primarily due to the decrease in the Bank’s capital.

Liquidity and Capital Resources

The Bank, like other financial institutions, is required under applicable federal regulations to maintain sufficient funds to meet deposit withdrawals, loan commitments and expenses.  Liquid assets consist of cash and interest-bearing deposits in other financial institutions, investments and mortgage-backed securities.  Management monitors and assesses liquidity needs daily in order to meet deposit withdrawals, loan commitments and expenses.

The primary sources of funds include deposits, principal and interest repayments on loans and on mortgage-backed securities and borrowings.  The Bank’s first preference is to fund liquidity needs with core deposits in its local market.  Core deposits include noninterest-bearing and interest-bearing retail deposits.  Other funding sources include Federal Home Loan Bank advances.

Liquid assets as of December 31, 2008, included cash and deposits in other financial institutions totaling $72.0 million, in addition to investment securities and mortgage-backed securities available for sale at a total market value of $101.0 million.  These liquid assets as well as the ability to borrow funds, sell loan participations and attract deposits through local pricing or through brokers will allow the Bank to meet its obligations and commitments as indicated in the table below.  Any future excess liquidity generated via operations will be utilized to repay borrowings or purchase investment and mortgage-backed securities.

The Company is a thrift holding company and its sources of funds are limited.  Cash available to pay dividends to stockholders of the Company and to service the debt of the Company is largely dependent on the receipt of dividends from the Bank.  The Orders prohibit the Bank from paying cash dividends to the Company without the prior written consent of the OTS.  The Company has no expectation that the OTS will permit such dividends from the Bank.  Further, current cash flows and capital resources of the Company have been insufficient to fund the Company’s operating expenses and to meet its debt service obligations on the junior subordinated debentures or to pay off the $17.5 million line of credit which was due on June 30, 2008.  Peoples is actively evaluating various funding strategies to meet its obligations, including restructuring its outstanding debt and selling branch offices.  See “Overview and Recent Regulatory Matters” beginning on page 6 herein.  Any increase in the Company’s outstanding indebtedness will also require OTS approval.  The Company cannot provide assurance that it will succeed in obtaining funds to meet its financial obligations.  Failure to do so will have a material adverse effect on, and impair Peoples’ business, financial condition and ability to operate as a going concern.

The following table sets forth information regarding Peoples’ obligations and commitments to make future payments under contract as of December 31, 2008.

	Payments due by period
	Less			More
	than	1-3	3-5	than
	1 year	years	years	5 years	Total
	(In thousands)

Contractual obligations:
Operating lease obligations	$38	$77	$45	$—	$160
Advances from the Federal Home Loan Bank and other borrowings	20,472	2	1,971	54,062	76,507
Subordinated debentures	—	—	—	15,464	15,464
Certificates of deposit	304,468	84,613	38,901	—	427,982

Amount of commitments expiring per period Commitments to originate loans:
Consumer lines of credit	519	—	—	—	519
Commercial lines of credit	511	—	—	—	511
One-to-four family and multi-family loans	23,303	—	—	—	23,303
Commitments to fund commercial or other:
Letters of credit	5,723	—	—	—	5,723

Total contractual obligations	$355,034	$84,692	$40,917	$69,526	$550,169

The Bank is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 4.0% and 8.0%, respectively.  At December 31, 2008, the Bank did not meet two of its capital requirements with tangible, core and risk-based capital ratios of 2.3%, 2.3% and 4.8%, respectively.  In addition, at such date, the Bank was deemed a significantly undercapitalized institution under the framework for prompt corrective action.  On April 30, 2009, the Bank filed its Thrift Financial Report for the quarter ended March 31, 2009. This report reflected the Bank’s capital under the framework for prompt corrective action at the “critically undercapitalized” level.  As a result, the Bank is subject to numerous operational restrictions and requirements, including the requirement to file a capital restoration plan to return to an adequately capitalized status.  The Company and the Bank are currently in negotiations concerning a transaction to sell certain branches of the Bank, the proposed results of which are the basis for the Bank’s capital restoration plan, as filed with the OTS on April 30, 2009.  The Bank intends to negotiate and enter unto a transaction to sell certain branches in order to reduce assets and liabilities, generate a deposit premium and return the Bank to an adequately capitalized status.  The Company cannot provide assurance that such a transaction will be entered into or consummated or that the Bank’s capital restoration plan will be acceptable to the OTS.  If the Bank’s capital plan is not approved by the OTS or the Bank cannot enter into and consummate a transaction to return the Bank to an adequately capitalized status on a timely basis, the Company will not be able to continue as a going concern.

For a further discussion of the Company’s and the Bank’s regulatory enforcement actions, see “Overview and Recent Regulatory Matters” beginning on page 6 herein.

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein regarding Peoples have been prepared in accordance with accounting principles generally accepted in the United States of America, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.  Unlike most industrial companies, virtually all of Peoples’ assets and liabilities are monetary in nature.  As a result, interest rates generally have a more significant impact on Peoples’ performance than does the effect of inflation.  Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Peoples Community Bancorp, Inc.

We have audited the accompanying consolidated statement of financial condition of Peoples Community Bancorp, Inc. as of December 31, 2008, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Peoples Community Bancorp, Inc. as of December 31, 2008 and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note L to the financial statements, at December 31, 2008, the Company’s wholly-owned Bank, Peoples Community Bank, is considered to be significantly undercapitalized. The Bank is required to file a capital restoration plan with the Office of Thrift Supervision (OTS) outlining its plans for attaining the required levels of regulatory capital. Failure to meet the capital requirements and capital targets included in the capital plan would expose the Bank to significant regulatory sanctions.  The Company also has suffered significant losses from operations. These matters raise substantial doubt about the ability of the Company to continue as a going concern. Management’s plans in regard to these matters are described in Note P. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

April 30, 2009

Columbus, Ohio

312 Walnut Street, Suite 3000 Cincinnati, OH 45202-4025 513.621.8300 Fax 513.621.8345 www.bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

Peoples Community Bancorp, Inc.

West Chester, Ohio

We have audited the accompanying consolidated statement of financial condition of Peoples Community Bancorp, Inc. as of December 31, 2007, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for each of the years ended December 31, 2007 and 2006. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Community Bancorp, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ BKD, LLP

Cincinnati, Ohio
April 15, 2008

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(In thousands, except share data)

	For Years Ended December 31,
	2008	2007
ASSETS

Cash and due from banks	$11,133	$16,117
Federal funds sold	—	67,000
Interest-bearing deposits in other financial institutions	60,882	3,497
Cash and cash equivalents	72,015	86,614

Securities designated as available for sale	100,952	67,572
Loans receivable - net	461,861	634,421
Office premises and equipment	26,671	27,795
Real estate held for sale	510	510
Real estate acquired through foreclosure	10,176	6,915
Federal Home Loan Bank stock	14,549	14,024
Accrued interest receivable	2,941	4,295
Bank-owned life insurance	18,566	17,812
Prepaid expenses and other assets	1,336	1,906
Goodwill	—	12,514
Intangible assets	2,838	4,232
Deferred federal income taxes	—	8,816

Total assets	$712,415	$887,426

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Deposits	$630,198	$735,212
Advances from the Federal Home Loan Bank and other borrowings	76,507	77,628
Subordinated debentures	15,464	15,464
Accrued interest payable	1,022	382
Other liabilities	4,069	5,175
Total liabilities	727,260	833,861

Commitments and contingent liabilities	—	—

Stockholders’ equity (deficit) Common stock - 15,000,000 shares of $.01 par value authorized; 4,844,489 and 4,838,964 shares issued at December 31, 2008 and 2007, respectively	48	48
Additional paid-in capital	71,345	71,136
Accumulated deficit	(85,879)	(17,364)
Shares acquired by stock benefit plan	—	(295)
Accumulated comprehensive income (loss)	(359)	40
Total stockholders’ equity (deficit)	(14,845)	53,565

Total liabilities and stockholders’ equity (deficit)	$712,415	$887,426

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data)

	For Years Ended December 31,
	2008	2007	2006
Interest income
Loans	$35,446	$53,390	$61,096
Mortgage-backed securities	1,430	2,394	2,467
Investment securities	1,030	1,100	951
Interest-bearing deposits and other	2,331	3,349	961
Total interest income	40,237	60,233	65,475

Interest expense
Deposits	22,051	30,028	27,239
Borrowings	4,186	6,432	9,246
Total interest expense	26,237	36,460	36,485

Net interest income	14,000	23,773	28,990

Provision for losses on loans	41,477	32,800	17,450

Net interest income (loss) after provision for losses on loans	(27,477)	(9,027)	11,540

Other income
Gain (loss) on sale of investment securities	558	53	100
Gain (loss) on sale of branch premises and equipment	—	—	(21)
Gain (loss) on sale of loans	(3,855)	326	9
Gain (loss) on sale of foreclosed real estate	4	(81)	(47)
Income from bank-owned life insurance	754	719	685
Other operating	2,253	2,915	2,487
Total other income (loss)	(286)	3,932	3,213

General, administrative and other expense
Employee compensation and benefits	8,727	9,988	10,058
Occupancy and equipment	3,130	3,487	3,505
Franchise taxes	583	1,020	975
Data processing	1,240	1,217	1,004
Amortization of intangibles	1,394	1,838	1,633
Goodwill impairment	12,514	11,397	—
Other operating	6,259	4,224	3,947
Total general, administrative and other expense	33,847	33,171	21,122

Loss before income taxes	(61,610)	(38,266)	(6,369)

Federal income taxes (benefits)
Current	—	774	(817)
Deferred	6,905	(5,707)	(1,491)
Total federal income taxes (benefits)	6,905	(4,933)	(2,308)

Net loss	$(68,515)	$(33,333)	$(4,061)

Loss per share
Basic	$(14.17)	$(6.97)	$(.88)
Diluted	$(14.17)	$(6.97)	$(.88)

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	For Years Ended December 31,
	2008	2007	2006

Net loss	$(68,515)	$(33,333)	$(4,061)

Other comprehensive income (loss), net of tax:
Unrealized holding gains (losses) on securities during the period, net of tax effects (benefits) of $0, $109, and $120 in years ended December 31, 2008, 2007, and 2006 respectively	159	211	234

Reclassification adjustment for realized losses (gains) included in earnings, net of tax (effects) benefits of $0, $(18), and $(34) in years ended December 31, 2008, 2007, and 2006 respectively	(558)	(35)	(66)

Comprehensive income (loss)	$(68,914)	$(33,157)	$(3,893)

Accumulated comprehensive income (loss)	$(359)	$40	$(136)

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands)

				Shares
				acquired	Accumulated
		Additional	Retained	by stock	Other
	Common	paid-in	earnings	benefit	Comprehensive
	stock	capital	(deficit)	plan	Income (Loss)	Total

Balance at January 1, 2006	$44	$62,945	$24,785	$(1,423)	$(304)	$86,047

Amortization expense of stock benefit plans	—	235	—	211	—	446
Compensation expense relating to vested stock options	—	170	—	—	—	170
Exercise of stock options	—	46	—	—	—	46
Issuance of common shares	4	7,591	—	—	—	7,595
Net losses for the year ended December 31, 2006	—	—	(4,061)	—	—	(4,061)
Dividends paid of $.60 per common share	—	—	(2,795)	—	—	(2,795)
Unrealized losses on securities designated as available for sale, net of related tax effects	—	—	—	—	168	168

Balance at December 31, 2006	$48	$70,987	$17,929	$(1,212)	$(136)	$87,616

Amortization expense of stock benefit plans	—	5	—	917	—	922
Compensation expense relating to vested stock options	—	137	—	—	—	137
Adjustment related to FIN 48	—	—	180	—	—	180
Exercise of stock options	—	7	—	—	—	7
Net losses for the year ended December 31, 2007	—	—	(33,333)	—	—	(33,933)
Dividends paid of $.45 per common share	—	—	(2,140)	—	—	(2,140)
Unrealized gains on securities designated as available for sale, net of related tax effects	—	—	—	—	176	176

Balance at December 31, 2007	$48	$71,136	$(17,364)	$(295)	$40	$53,565

Amortization expense of stock benefit plans	—	84	—	295	—	379
Compensation expense relating to vested stock options	—	125	—	—	—	125
Net losses for the year ended December 31, 2008	—	—	(68,515)	—	—	(68,515)
Unrealized gains on securities designated as available for sale, net of related tax effects	—	—	—	—	(399)	(399)

Balance at December 31, 2008	$48	$71,345	$(85,879)	$—	$(359)	$(14,845)

The accompanying notes are an integral part of these statements.

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For Years Ended December 31,
	2008	2007	2006
Cash flows provided by (used in) operating activities:
Net loss for the year	$(68,515)	$(33,333)	$(4,061)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of premiums and discounts on securities	(167)	90	628
Amortization of deferred loan origination fees & premiums	1,040	(131)	(948)
Amortization of premiums and discounts on deposits	—	(16)	(424)
Amortization of premiums and discounts on borrowings	38	104	159
Expense of stock benefit plans	504	1,059	616
Amortization of other intangible assets	1,394	1,671	1,633
Amortization of mortgage servicing rights	165	165	101
Goodwill impairment	12,514	11,397	—
Depreciation	1,131	1,348	1,407
Provision for losses on loans	41,477	32,800	17,450
Investment securities dividends	(57)	(52)	(57)
Federal Home Loan Bank stock dividends	(525)	—	(664)
Income from bank-owned life insurance	(754)	(719)	(685)
Undistributed income from investment in Columbia	—	—	(172)
Loss (gain) on sale of securities	(558)	(53)	(100)
Loss (gain) on sale of branch premises and equipment	—	—	21
Loss (gain) on sale of loans	3,855	(326)	(9)
Gain on sale of real estate	—	(32)	(9)
Loss (gain)on sale of foreclosed real estate	(4)	113	56
Write down of real estate acquired through foreclosure	130	—	—
Proceeds from sale of loans in the secondary market	28,312	1,688	831
Loans originated for sale in the secondary market	(3,505)	(1,663)	(822)
Increase (decrease) in cash, due to changes in:
Accrued interest receivable	1,354	1,166	(56)
Prepaid expenses and other assets	9,242	(3,235)	(770)
Accrued interest payable and other liabilities	(466)	(8,288)	4,981
Net cash provided by operating activities	26,605	3,753	19,106

Cash flows provided by (used in) investing activities:
Sale of investment in Columbia	—	—	2,856
Purchases of investment securities and mortgage-backed securities	(81,635)	(29,801)	—
Proceeds from sale of investment securities and mortgage-backed securities designated as available for sale	29,444	61	1,635
Principal repayments on investment securities and mortgage-backed securities	19,173	19,349	22,425
Proceeds from sale of loans and loan participations	69	32,000	34,635
Principal repayments (disbursements) on loans — net	95,502	106,929	24,885
Purchase of office premises and equipment	(11)	(1,774)	(4,035)
Proceeds from sale of branch premises and equipment	4	—	15
Redemption of Federal Home Loan Bank stock	—	—	473
Proceeds from sale of real estate acquired through foreclosure	2,423	165	830
Cash received in acquisition of Mercantile Financial Corporation - net	—	—	11,123

Net cash provided by investing activities	64,969	126,929	94,842

Net cash provided by (used in) operating and investing activities (balance carried forward)	$91,574	$130,682	$113,948

PEOPLES COMMUNITY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For Years Ended December 31,
	2008	2007	2006
Net cash provided by (used in) operating and investing activities (balance brought forward)	$91,574	$130,682	$113,948

Cash flows provided by (used in) financing activities:
Net increase (decrease) in deposit accounts	(105,014)	(20,033)	(19,627)
Proceeds from Federal Home Loan Bank advances and other borrowings	1,000	29,550	97,500
Repayment of Federal Home Loan Bank advances and other borrowings	(2,159)	(108,911)	(140,284)
Redemption of subordinated debentures	—	—	(12,887)
Dividends paid on common stock	—	(2,140)	(2,795)
Proceeds from exercise of stock options	—	7	46
Shares acquired by ESOP	—	—	—
Net cash used in financing activities	(106,173)	(101,527)	(78,047)

Net increase (decrease) in cash and cash equivalents	(14,599)	29,155	35,901

Cash and cash equivalents at beginning of period	86,614	7,459	1,558

Cash and cash equivalents at end of period	$72,015	$86,614	$57,459

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Federal income taxes	$—	$—	$380

Interest on deposits and borrowings	$25,598	$36,655	$36,608

Supplemental disclosure of noncash investing activities:
Transfers from loans to real estate acquired through foreclosure	$5,810	$6,860	$1,008

Loans disbursed to facilitate sale of real estate	$—	$—	$308

Common stock issued in acquisition of Mercantile Financial Corp.	$—	$—	$7,595

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Peoples Community Bancorp, Inc. is a registered savings and loan holding company whose activities are primarily limited to holding the stock of Peoples Community Bank.  Peoples conducts a general banking business in southwestern Ohio and southeastern Indiana which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer and nonresidential purposes.  Peoples’ profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds).  Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances.  The level of interest rates paid or received by Peoples can be significantly influenced by a number of factors, such as governmental monetary policy, that are outside of management’s control.

On June 9, 2006, the Company acquired Mercantile Financial Corporation (“Mercantile”) and the Bank acquired Mercantile Savings Bank which operated one branch office in Cincinnati, Ohio.  The Bank paid $34.78 in cash and exchanged 43.10 shares of stock for each of the outstanding common shares of Mercantile, resulting in aggregate merger consideration of approximately $9.3 million, including acquisition costs.  This acquisition complemented the Bank’s market area, and increased its market share.

On August 25, 2006, the Board of Directors approved a change of the Company’s and the Bank’s fiscal year end from September 30 to December 31, retroactive to January 1, 2006, in order to increase operational efficiency.

On December 29, 2006, the Company sold its 69,925 shares of Columbia Bancorp, Inc. for an aggregate sales price of $2.9 million.  In conjunction with this divesture, the Company converted its charter to a registered savings and loan holding company.

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

The following is a summary of Peoples’ significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1.  Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Bank, its wholly-owned subsidiary, and American State Advisory Group Corp., a wholly-owned subsidiary of the Bank.  All significant inter-company items have been eliminated.  American State Advisory Group Corp. was established as an operating subsidiary of the Bank to hold title, manage, and sell a portion of the Bank’s other real estate owned.  In accordance with FIN 46, Peoples Bancorp Capital Trust II is not consolidated with Peoples’ financial statements.  The Company accounts for its investment in Peoples Community Bancorp Capital Trust II as an asset, its subordinated debentures as debt, and the interest paid thereon as interest expense.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  Investment Securities and Mortgage-Backed Securities

Peoples accounts for investments in debt and equity securities as held-to-maturity, trading, or available for sale.  Securities classified as held-to-maturity are carried at cost only if Peoples has the positive intent and ability to hold these securities to maturity. Securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to stockholders’ equity.  Realized gains and losses on sales of securities are recognized using the specific identification method.  Amortization of premiums and accretion of discounts are recorded on a principal pay-down method based on the estimated duration of the underlying security.

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

Loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value.  Mortgage loans held-in-portfolio are recorded at their cost, adjusted for the amortization of net deferred costs and for credit losses inherent in the portfolio.  When the Bank decides to sell loans not previously classified as held for sale, such loans are transferred into a held-for-sale classification, and the recorded loan values are adjusted to the lower of cost or fair value.

Peoples recognizes as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired.  An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to mortgage servicing rights.

Peoples assesses the impairment of the capitalized mortgage servicing rights based on fair value.  Changes in fair value are included in earnings in the period the change occurs.  The mortgage servicing rights recorded by the Bank were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate.  Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio.  Earnings were projected from a variety of sources, including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans.  The present value of future earnings is the “economic” value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

4.  Loan Origination Fees

Peoples accounts for loan origination fees received, net of certain direct loan origination costs, over the life of the related loan as an adjustment of yield.  Loan origination costs are limited to the direct costs of originating a loan, principally direct personnel costs.  The net origination fee/cost for most loans is amortized using the interest rate method, whereas the net origination fee/cost for demand loans and revolving lines of credit or similar arrangements is amortized on a straight-line basis.

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

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inc.  In December 2006, the Company sold its investment in Columbia for an aggregate sales price of $2.9 million.

9.   Goodwill

Goodwill is tested annually for impairment,  if the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value.  Subsequent increases in goodwill value are not recognized in the financial statements.  Peoples selected an independent third party to evaluate the unamortized goodwill balance as of December 31, 2007, and subsequently recorded an impairment of $11.4 million, which reduced the goodwill balance on its books to $12.5 million from $23.9 million.   Another evaluation was done as of June 30, 2008, and the remaining goodwill was eliminated.  The impairment of goodwill is primarily attributable to lower market valuations for financial institutions in the latter part of 2007 and first half of 2008, the weakening of the credit market, the decline in real estate values, particularly in the Cincinnati region, and the net losses recorded by the Bank and Company for the past ten quarters.

The goodwill impairment charge was computed by determining the fair value of the Bank on a controlling interest basis.  The fair value of the Bank was considered to be the amount at which the Bank could be sold in a current transaction between willing parties, that is, other than a forced liquidation sale.  Both the comparable transaction and the trading price methods were utilized to determine the fair value of the Bank.  Because the Bank has several characteristics of a commercial bank, including a significant commercial real estate and commercial business loan portfolio, both thrift and bank transactions were utilized for the comparable transaction method.  Each of the two methods was given a 50% weighting to determine the fair value of the Bank.  The computed fair value of the Bank was found to be less than its carrying value.  As a result, management computed the amount of the goodwill impairment charge needed to reduce the carrying value of the Bank to its fair value.

In December 2005 and June 2006, Peoples acquired Peoples Federal and Mercantile resulting in goodwill of approximately $9.9 million and $4.0 million, respectively.  The changes in the carrying amount of goodwill for the years ended December 31, 2008, 2007 and 2006 are summarized below.

	For Years Ended December 31,
	2008	2007	2006
	(In thousands)

Balance at beginning of period	$12,514	$23,911	$20,282
Final adjustment to purchase of Peoples Federal	—	—	(334)
Purchase of Mercantile	—	—	3,963
Impairment	(12,514)	(11,397)	—
Balance at end of period	$—	$12,514	$23,911

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  Other Intangible Assets

In June 2006, Peoples recorded $2.2 million in core deposit intangibles in conjunction with the acquisition of Mercantile.  The core deposit intangibles are being amortized on an accelerated basis over an original period of seven years.  The carrying basis and accumulated amortization of core deposit intangibles at December 31, 2008 and 2007 were:

	2008	2007
	(In thousands)

Core deposit intangibles
Gross carrying amount	$7,768	$7,768
Accumulated amortization	4,930	3,536

Amortization expense for the years ended December 31, 2008, 2007, and 2006, was $1.4 million, $1.7 million, and $1.6 million, respectively.  The following table summarizes the Bank’s current estimates for future amortization expense of the core deposit intangible

(In thousands)

2009	$1,116
2010	838
2011	561
2012	284
2013 and thereafter	39

11.  Loan Servicing

In conjunction with its acquisition of Mercantile, Peoples obtained approximately $86.7 million of residential mortgage loans serviced for Freddie Mac and Fannie Mae.  Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets.  The unpaid principal balance of mortgage loans serviced for others was $63.0 million and $72.1 million at December 31, 2008 and December 31, 2007, respectively.

In conjunction with its acquisition of Mercantile, the Bank acquired $926,000 in mortgage servicing rights. The balance and fair value of mortgage servicing rights as of December 31, 2008 was $494,000.  The Bank recorded amortization related to mortgage servicing rights totaling $165,000, $167,000, and 101,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

12.  Federal Income Taxes

Peoples accounts for federal income taxes in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes.”  Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods.  Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years’ earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management’s estimate of future taxable income.  Peoples adopted FIN 48 at the beginning of 2007 which resulted in a reclassification of $1.3 million in deferred tax liability and the establishment of a $1.1 million unrecognized tax liability related to federal income tax matters.  The net result was an increase to retained earnings of $180,000 effective January 1, 2007.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management’s estimates of taxes payable on future taxable income.  Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

Peoples’ federal income tax returns for the tax years ended 2007 and 2008 are open under the statute of limitations and are subject to review by the IRS.  Various companies that the Bank has acquired remain under the statute of limitations by the IRS for the years ended 2005 through 2007.

13.  Benefit Plans

Peoples’ has a noncontributory unfunded retirement plan that covers all members of its Board of Directors.  Peoples’ policy is to maintain an accrued liability equal to the present value of benefits computed using a predetermined annual benefit amount at retirement.  The plan provides for immediate vesting for all participants.  The balance of the accrued liability was $1.7 million and $1.7 million, as of December 31, 2008 and 2007, respectively.  The provision for directors’ retirement expense totaled $85,000, $504,000, and $94,000 for the years ended December 31, 2008, 2007 and 2006, respectively.  A higher provision was recorded in 2007 due to a decrease in the discount rate, which is utilized in calculating the present value of the benefits.

The Bank has an Employee Stock Ownership Plan (“ESOP”) which provides retirement benefits for substantially all full-time employees who have completed one year of service. The Bank makes annual contributions to the ESOP equal to the ESOP’s debt service less dividends received by the ESOP on unallocated shares.  Shares in the ESOP were acquired using funds provided by a loan from the Company and accordingly the cost of those shares is shown as a reduction of stockholders’ equity.  Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings.  Dividends on unallocated shares are used to repay the loan and are treated as compensation expense.  Compensation expense is recorded equal to the fair market value of the stock for shares committed to be released. The Bank accounts for the ESOP in accordance with Statement of Position (“SOP”) 93-6, “Employers’ Accounting for Employee Stock Ownership Plans.”  SOP 93-6 requires that compensation expenses recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year.  In April 2004, the Bank added 35,000 shares to the ESOP plan in connection with its secondary stock offering at a total value of $700,000.  In March 2005, an additional 40,000 shares were acquired and added to the ESOP plan at a total value of approximately $962,000.  Expense recognized related to the ESOP totaled $295,000, $656,000, and $207,000 for the years ended December 31, 2008, 2007, and 2006, respectively.  In December 2007, the Bank recorded approximately $508,000 in compensation expense for the release of approximately 32,383 ESOP shares for employee allocation.  This occurred in conjunction with the decision to terminate the ESOP by September 30, 2008 and record associated expenses in 2008 to release all unallocated shares.

	For Years Ended December 31,
	2008	2007	2006

Allocated shares	146,760	101,954	96,542
Shares committed to be released	—	34,258	1,875
Unearned shares	—	12,297	54,211
Total ESOP shares	146,760	148,509	152,628
Fair value of unearned shares at end of period (expressed in thousands)	$—	$172	$976

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  Share-Based Compensation Plans

Effective October 1, 2005, Peoples adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment.  The adoption of this Statement had no material impact on Peoples’ financial statement as Peoples was previously accounting for stock compensation under Statement of Financial Accounting Standards No. 123.  Both Statements utilize the fair value method at grant date for stock compensation and expense such cost against additional paid-in capital in its Consolidated Statement of Financial Condition.

The Bank has two share-based compensation plans, which are described below.  The compensation cost that has been charged against income for those plans was $228,000, $276,000, $341,000, for the years ended December 31, 2008, 2007, and 2006, respectively.

During fiscal 2001, the Board of Directors adopted the Peoples Community Bancorp, Inc. Stock Option and Incentive Plan (the “2001 Plan”) that provides for the issuance of 197,773 of authorized but unissued shares of common stock at fair value at the date of grant.  Through December 31, 2007, the Company had granted all options under the 2001 Plan.  The 2004 Stock Option and Incentive Plan (the “2004 Plan”), as approved by stockholders, provides for the issuance of 150,000 authorized but unissued shares of common stock at fair value at the date of grant.  As of December 31, 2008, 111,140 options, net of forfeitures, had been granted under the 2004 Plan.  All option awards are granted with an exercise price equal to the market price of the Company’s stock at the date of grant. Options under both plans have a 10-year term.

Both plans provide that one-fifth of the options granted become exercisable on each of the first five anniversaries of the date of grant. The remaining shares in the plans may be granted to employees in increments of 20% per year based on management’s discretion.

The Bank accounts for the plans using a fair-value method for valuing stock-based compensation, which measures compensation cost at the grant date based on the fair value of the award.  Compensation is then recognized over the service period, which is usually the vesting period.

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

	2008	2007	2006

Expected volatility	37.0%	24.8%	17.3%

Expected dividends	0.0%	3.0%	3.0%

Expected term (in years)	10	10	10

Risk-free rate	4.0%	5.0%	5.2%

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the status of the Plans as of and for the year ended December 31, 2008 is presented below:

			Weighted-Average	Aggregate
		Weighted-Average	Remaining Contractual	Intrinsic Value
	Shares	Exercise Price	Term (In years)	(In thousands)
Outstanding at January 1, 2008	252,161	$18.08
Granted	43,722	2.24
Exercised	—	0.00
Forfeited	24,892	15.30
Expired	12,661	19.98

Outstanding at December 31, 2008	258,330	$15.55	6.12	$—

Options exercisable at December 31, 2008	156,586	$17.68	4.35	$—

Weighted-average fair value of options granted during period		$1.24

The weighted-average grant-date fair value of options granted during the years ended December 31, 2008, 2007, and 2006 was $1.24, $4.05, and $4.52, respectively.  There were no options exercised during the year ended December 31, 2008.  The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $1,000, and $19,000, respectively.

The Company also has a 2001 Management Recognition Plan (“2001 MRP”) which provides for awards of up to 79,109 shares of the Company’s common stock to members of the Board of Directors, management and employees.  As of December 31, 2008, 72,259 shares have been awarded, net of forfeitures, from the 2001 MRP to members of the Board of Directors, management and employees.  Common shares awarded to outside members of the Board of Directors were fully expensed when granted, while shares awarded to members of management and employees have vested or will vest over a five year period beginning with the date of the award.  Shares awarded under the MRP are distributed from previously authorized but unissued shares.

In 2004, the stockholders approved a 2004 Management Recognition Plan (“2004 MRP”) which provides for awards of an additional 60,000 shares of the Company’s common stock to management and employees.  As of December 31, 2008, 2,435 shares have been awarded, net of forfeitures, from the 2004 MRP.  Total shares vested and distributed to recipients through December 31, 2008 under both plans totaled 68,290 shares.

A summary of the status of the Plans as of and for the year ended December 31, 2008 is presented below:

		Weighted-Average
		Grant Date
	Shares	Fair Value

Nonvested at January 1, 2008	15,651	$20.81
Granted	—	—
Vested	5,556	21.38
Forfeited	1,698	20.93

Nonvested at December 31, 2008	8,397	$20.40

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2008, there was $425,000 of total unrecognized compensation cost related to the MRP and stock option plans.  The cost is expected to be recognized over a weighted-average period of 1.65 years.   The total fair value of shares vested during the years ended December 31, 2008, 2007, and 2006 was $249,000, $330,000, and $268,000, respectively.

15.  Earnings Per Share

Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Company’s stock option plan.  There is no adjustment to net earnings (loss) for the calculation of diluted earnings per share.  The computations were as follows:

	For Years Ended December 31,
	2008	2007	2006
Weighted-average common shares outstanding (basic)	4,833,351	4,783,610	4,591,802
Dilutive effect of assumed exercise of stock options	—	—	—
Weighted-average common shares outstanding (diluted)	4,833,351	4,783,610	4,591,802

Basic earnings per share for each period presented is based upon the weighted-average shares outstanding during the year less unallocated ESOP shares. Options to purchase shares of common stock and MRP awards were excluded from the computation of diluted earnings per share for the years ended December 31, 2008, 2007, and 2006 due to the net loss recorded for these periods.

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

The following methods and assumptions were used by Peoples in estimating its fair value disclosures for financial instruments at December 31, 2008 and 2007:

Cash and cash equivalents:  The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

Investment and mortgage-backed securities:  For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

Loans receivable:  The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four-family residential, multi-family residential, nonresidential real estate and unsecured commercial loans.  These loan categories were further delineated into fixed-rate and adjustable-rate loans.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.  For consumer and other loans, fair values were deemed to equal the historic carrying values.  The historic carrying amount of accrued interest on loans is deemed to approximate fair value.

Federal Home Loan Bank stock:  The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits:  The fair value of checking accounts, savings accounts, money market demand deposits and escrow deposits is deemed to approximate the amount payable on demand.  Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank:  The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities.

Other borrowed money:  The fair value of other borrowed money is estimated using the rates currently offered for similar borrowings of similar remaining maturities.

Subordinated debentures:  The fair value of Peoples’ subordinated debentures has been estimated using discounted cash flow analysis, based on the interest rates currently offered for instruments of similar remaining maturities.

Commitments to extend credit:  For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates.  At December 31, 2008 and 2007, the difference between the fair value and notional amount of loan commitments was not material.

Accrued Interest:   The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.  Based on the foregoing methods and assumptions, the carrying value and fair value of Peoples’ financial instruments at December 31 are as follows:

	2008		2007
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	(In thousands)
Financial assets
Cash and cash equivalents	$72,015	$72,015	$86,614	$86,614
Investment securities	77,968	77,968	4,237	4,237
Mortgage-backed securities	22,984	22,984	63,335	63,335
Loans receivable	461,861	470,464	634,421	638,128
Accrued interest receivable	2,941	2,941	4,295	4,295
Federal Home Loan Bank stock	14,549	14,549	14,024	14,024

Financial liabilities
Deposits	$630,198	$646,553	$735,212	$740,184
Advances from the Federal Home Loan Bank and other borrowings	76,507	83,495	77,628	79,182
Accrued interest payable	1,022	1,022	382	382
Subordinated debentures	15,464	15,464	15,464	15,464

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Effective January 1, 2008, Peoples adopted FASB Statement No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 has been applied prospectively as of the beginning of the year.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on              a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Available-for-sale securities. Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flow. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

The following table presents the fair value measurements of assets recognized in the accompanying  balance sheet measured at fair value on a recurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fall at December 31, 2008:

		Fair Value Measurements Using (in thousands)
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$100,952	$1,255	$99,697	$0

Impaired Loans. Loans for which it is probable Peoples will not collect all principal and interest due according to contractual terms are measured for impairment in accordance with the provisions of Financial Accounting Standard No. 114, Accounting by Creditors for Impairment of a Loan. Allowable methods for estimating fair value include using the fair value of the collateral for collateral dependent loans, or where a loan is determined not to be collateral dependent, using the discounted cash flow method. If the impaired loan is collateral dependent, then the fair value method of measuring the amount of impairment is utilized. This method utilizes a recent appraisal or other valuations of the collateral and applies a discount factor to the value based on Peoples’ estimate of holding cost and other economic factors, such as estimated cash flow generated from the property.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the fair value measurements of assets measured at fair value on a nonrecurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fell at December 31, 2008.

		Fair Value Measurements Using (in thousands)
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$38,400	$0	$0	$38,400

The fair value of the impaired loans of $38.4 million does not have any specific reserves against it. Of the $38.4 million of impaired loans at December 31, 2008, there were charge offs related to these loans of $27.3 million. Loans totaling $18.4 million that were impaired at December 31, 2007, were no longer impaired at December 31, 2008.

17.  Capitalization

The Company’s authorized capital stock includes 1,000,000 shares of $.01 per share par value voting preferred stock.  No preferred shares were issued at December 31, 2008 and 2007.

18.  Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of three months or less.

19.  Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash or in deposits with Federal Reserve Bank or Federal Home Loan Bank.  The reserve required at December 31, 2008 and 2007 was $1.0 million and $2.3 million, respectively.

20.   Reclassifications

Certain prior year amounts have been reclassified to conform to the 2008 consolidated financial statement presentation.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of securities at December 31, 2008 and 2007, are summarized as follows:

	2008
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(In thousands)
Available for sale:
US Government agency obligations	$75,497	$290	$—	$75,787
Municipal securities	943	21	39	925
Mutual funds	1,309	—	54	1,255
Mortgage-backed securities	23,562	13	590	22,985

	$101,311	$324	$683	$100,952

	2007
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(In thousands)
Available for sale:
US Government agency obligations	$1,974	$19	$—	$1,993
Municipal securities	1,027	14	7	1,034
Mutual funds	1,251	—	41	1,210
Mortgage-backed securities	63,258	196	119	63,335

	$67,510	$229	$167	$67,572

The amortized cost and fair value of available-for-sale securities at December 31, 2008, by contractual maturity, are shown below.  There were no held-to-maturity securities at December 31, 2008.  Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
	Cost	Value
	(In Thousands)

Within one year	$75,025	$75,310
One to five years	166	170
Five to ten years	529	531
After ten years	720	701
	76,440	76,712

Mortgage-backed securities	23,562	22,985
Mutual funds	1,309	1,255

Totals	$101,311	$100,952

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Proceeds from the sale of investment securities during 2008 amounted to $29.4 million, with gains of $558,000.  Proceeds from the sale of investment securities during 2007 amounted to $61,000, with gains of $53,000 and a related tax effect of $18,000.  Proceeds from the sale of investment securities during 2006 amounted to $1.6 million, with gross gains of $126,000 and gross losses of $26,000, for a net realized gain totaling $100,000 and a related tax effect of $34,000.

At December 31, 2008, Peoples had $1.5 million of mortgage-backed securities pledged to secure public deposits and $9.4 million of mortgage-backed securities and $25.0 million of agencies pledged to secure advances from the Federal Home Loan Bank.  At December 31, 2007, Peoples had $10.0 million of mortgage-backed securities pledged to secure public deposits, and $13.1 million of mortgage-backed securities pledged to secure advances from the Federal Home Loan Bank.

Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost.  As indicated in the following tables, the total fair value of these investments at December 31, 2008 and 2007, was $23.8 million and $20.6 million, respectively, which approximated 23.6% and 30.4% of Peoples’ investment portfolio.  Based on an evaluation of the available evidence, including recent changes in market rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net earnings in the period in which the other-than-temporary impairment is identified.

The following tables reflect the investments’ gross unrealized loses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2008 and 2007.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2008

	Less than 12 months			12 Months or Longer			Total
Investment	Number of	Fair	Unrealized	Number of	Fair	Unrealized	Fair	Unrealized
Category	Investments	Value	Losses	Investments	Value	Losses	Value	Losses
	(Dollars in thousands)
US Government agency obligations	—	$—	$—	—	$—	$—	$—	$—
Municipal securities	2	170	14	1	198	25	368	39
Mutual funds	—	—	—	2	1,255	54	1,255	54
Mortgage-backed securities	16	10,679	206	7	11,537	384	22,216	590

Total temporarily impaired securities	18	$10,849	$220	10	$12,990	$463	$23,839	$683

2007

	Less than 12 months			12 Months or Longer			Total
Investment	Number of	Fair	Unrealized	Number of	Fair	Unrealized	Fair	Unrealized
Category	Investments	Value	Losses	Investments	Value	Losses	Value	Losses
	(Dollars in thousands)
US Government agency obligations	—	$—	$—	—	$—	$—	$—	$—
Municipal securities	—	—	—	3	410	7	410	7
Mutual funds	—	—	—	2	1,210	41	1,210	41
Mortgage-backed securities	8	18,647	97	1	296	22	18,943	119

Total temporarily impaired securities	8	$18,647	$97	6	$1,916	$70	$20,563	$167

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio at December 31 is summarized as follows:

	2008	2007
	(In thousands)
Residential real estate
One-to-four-family	$300,340	$311,968
Multifamily	55,502	82,176
Construction	69,930	131,777
Nonresidential real estate and land	75,251	128,955
Nonresidential real estate construction	9,294	12,394
Commercial	8,082	20,012
Consumer and other	13,029	16,758
Total loans receivable	531,428	704,040

Less:
Undisbursed portion of loans in process	40,110	33,661
Deferred loan origination fees	752	1,459
Allowance for loan losses	28,705	34,499

Loans receivable – net	$461,861	$634,421

In the ordinary course of business, Peoples has granted loans to some of its directors, officers and their related business interests.  All loans to related parties have been made on substantially the same terms as those prevailing at the time for unrelated third parties.  The aggregate dollar amount of loans to executive officers and directors was approximately $620,000 and $725,000 at December 31, 2008 and 2007, respectively.  During the year ended December 31, 2008, there were no loans originated to executive officers and directors.  During the year ended December 31, 2007, there was one loan renewed to executive officers and directors for $200,000.  During the year ended December 31, 2008, principal repayments of approximately $117,000 were received from executive officers and directors.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is summarized as follows for the years ended December 31, 2008, 2007, and 2006:

	For Years Ended December 31,
	2008	2007	2006
	(In thousands)

Balance at beginning of period	$34,499	$18,369	$13,444
Increase due to acquisition	—	—	302
Provision for losses on loans	41,477	32,800	17,450
Charge off of loans	(47,765)	(18,284)	(13,103)
Recoveries	494	1,614	276

Balance at end of period	$28,705	$34,499	$18,369

At December 31, 2008 and 2007, non-accruing loans amounted to $43.1 million and $25.3 million, respectively.  At December 31, 2008, there were no loans greater than 90 days delinquent and still accruing.  At December 31, 2007 loans greater than 90 days delinquent and still accruing totaled $613,000 and were deemed to be in process of collection of both principal and interest.  Interest income which would have been recognized if such non-accruing loans had performed pursuant to contractual terms totaled approximately $1.5 million, $1.8 million, $1.4 million, for the years ended December 31, 2008, 2007, ad 2006, respectively.

Information with respect to the Bank’s impaired loans at December 31, 2008 and 2007 and for the three years ended December 31, 2008, is as follows:

	2008	2007
	(In thousands)
Impaired loans with related allowance	$—	$23,368
Impaired loans with no related allowance	38,400	—
Total impaired loans	$38,400	$23,368

Allowance for losses on impaired loans	$—	$5,777

	2008	2007	2006
	(In thousands)
Average recorded investment in impaired loans	$35,367	$16,530	$16,297
Interest income recognized on impaired loans	$37	$913	$861
Interest income recognized on a cash basis on impaired loans	$37	$910	$847

The allowance for impaired loans is included in the Bank’s overall allowance for loan losses.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment are comprised of the following at December 31:

	2008	2007
	(In thousands)

Land and improvements	$10,448	$10,448
Office buildings and improvements	17,991	17,991
Furniture, fixtures and equipment	6,888	6,883
	35,327	35,322

Less accumulated depreciation	8,146	7,017

	$27,181	$28,305

Included above is approximately $510,000 of real estate held for sale.  Construction was completed on a new branch office in Montgomery in February, 2007, at a total cost of $1.2 million.  Construction was also completed on the rebuilding of a branch office on Importing Street in Aurora, Indiana at a total cost of approximately $1.8 million.  Capitalized interest on construction during year 2007 was approximately $76,000.

NOTE F - DEPOSITS

Deposits consist of the following major classifications at December 31:

	2008	2007
	(In thousands)

Non-interest bearing checking accounts	$15,897	$21,936
Checking accounts	36,693	50,686
Savings accounts	20,382	29,256
Money market demand deposit	129,244	121,537
Total demand, transaction and passbook deposits	202,216	223,415

Certificates of deposit:
Original maturities of:
Less than 12 months	207,513	272,986
12 months to 36 months	79,922	85,174
More than 36 months	62,022	66,676
Individual retirement accounts	78,525	86,961

Total certificates of deposit	427,982	511,797

Total deposits	$630,198	$735,212

At December 31, 2008 and 2007, Peoples had certificate of deposit accounts with balances greater than $100,000 totaling $106.9 million and $152.4 million, respectively.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Maturities of outstanding certificates of deposit are summarized as follows at December 31:

2008
(In thousands)

One year or less	$304,468
One to two years	69,001
Two to three years	15,612
Three to four years	32,611
Four to five years	6,290
Five to six years	—
$427,982

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at December 31, 2008 by pledges of certain residential mortgage loans totaling $259.3 million, certain mortgage backed securities and agencies totaling $34.4 million, and Peoples’ investment in Federal Home Loan Bank stock, are summarized as follows:

	Maturing
Interest Rate	In Year	Amount
		(In thousands)
3.73%	2009	2,972
7.65%	2011	2
4.53%	2012	1,971
4.78%	2015	1,965
4.07%	2016	25,000
3.45%	2017	25,000
5.60%	2018	55
5.60% - 6.61%	2019	2,042
		$59,007

Weighted-average interest rate		3.90%

NOTE H - OTHER BORROWED MONEY

The Company has a $17.5 million line of credit with Integra.  At December 31, 2008 and 2007, the outstanding balance was $17.5 million and $16.5 million, respectively.  At December 31, 2007, the Company was not in compliance with certain loan covenants and the lender had the ability to accelerate all outstanding amounts upon notice.  The line of credit matured June 30, 2008.  Effective July 24, 2008, the Company entered into a forbearance agreement to extend the repayment period and allow the Company to structure a transaction which would result in repayment of the line of credit in full.  On December 31, 2008, the Company and Integra extended the forbearance period to January 31, 2009.  The forbearance period has expired and the Company is in default on its line of credit with Integra.  This matter remains unresolved.

At December 31, 2008, interest was calculated at the prime rate plus 300 basis points. The effective interest rate at December 31, 2008 was 6.25%.  During the forbearance period, interest is payable monthly at the prime rate (3.25% at December 31, 2008); when the loan principal and initial interest is paid in full, under the forbearance terms, the remainder of the interest is due.  Interest accrued and not paid related to the line of

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

credit totaled $264,000 at December 31, 2008 and is included in accrued interest payable in the consolidated statement of financial condition. At December 31, 2007, interest was payable at daily LIBOR plus 200 basis points or prime less 50 basis points based on the selection made by the Company. The effective interest rate at December 31, 2007 was 7.24%.

NOTE I - GUARANTEED PREFFERED BENEFICIAL INTERESTS IN JUNIOR SUBORDINATED DEBENTURES

In June 2005, the Company formed a wholly owned Delaware trust (the “Trust II”), which issued $15.0 million of mandatorily redeemable debt securities. These debt securities are included as a component of Tier I capital for regulatory capital purposes.  The subordinated debentures are the sole assets of the Trust II, and the Company owns all of the common securities of the Trust II.  Interest payments on the debt securities are scheduled to be made quarterly at an annual variable interest rate equal to the three-month LIBOR rate plus 175 basis points, or equal to 3.74% at December 31, 2008 and 7.11% at December 31, 2007, and are reported as a component of interest expense on borrowings.   On May 23, 2008, the Company gave notice to the trustee that it has elected to exercise its right to defer payments of interest beginning with its June 15, 2008 payment.  Interest accrued and not paid related to the Trust II totaled $544,000 at December 31, 2008, and is included in accrued interest payable in the consolidated statement of financial condition.

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

The following are commitments Peoples had as of December 31, 2008:

	2008	2007
	(In thousands)

Commitments to originate loans	$50	$143
Unused lines of credit	24,283	31,931
Unused letters of credit	5,723	5,868
Unused balances of loans	16,727	34,497

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  Since many of the commitments may expire without

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  Peoples evaluates each customer’s creditworthiness on a case-by-case basis.  The amount of collateral obtained, if it is deemed necessary by Peoples upon extension of credit, is based on management’s credit evaluation.  Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.

Peoples has also entered into lease agreements for office premises under operating leases which expire at various dates through 2013. Rent expense totaled $38,000, $68,000, and $128,000, for the years ended December 31, 2008, 2007, and 2006, respectively. The following table summarizes minimum payments due under lease agreements by year as of December 31, 2008.

Year ending
December 31,	Amount
(in thousands)
2009	$38
2010	38
2011	38
2012	38
2013	6
Thereafter	—
$160

NOTE K - FEDERAL INCOME TAXES

Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended December 31, 2008, 2007, and 2006 as follows:

	For Years Ended December 31,
	2008	2007	2006
	(In thousands)

Federal income taxes at statutory rate	$(23,295)	$(13,010)	$(2,165)
Increase (decrease)in taxes resulting from:
Goodwill impairment	4,255	3,875	—
Bank owned life insurance undistributed earnings	(256)	(244)	(233)
Tax exempt interest on municipal securities	(99)	(15)	(15)
Valuation allowance	22,809	4,400	—
Other	3,491	61	105
Federal income taxes per consolidated financial statements	$6,905	$(4,933)	$(2,308)

Effective tax rate	n/a	n/a	n/a

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The composition of Peoples’ net deferred tax asset at December 31 is as follows:

	2008	2007
	(In thousands)
Taxes (payable) refundable on temporary differences at estimated corporate tax rate:
Deferred tax assets:
General loan loss allowance	$9,760	$11,730
Deferred compensation	583	576
Charitable contributions	60	60
Stock benefit plans	27	32
Deferred loan origination fees	256	496
Net operating loss carryforwards	19,294	3,859
Nonaccrual interest	428	190
Other	971	962
Total deferred tax assets	31,379	17,905

Deferred tax liabilities:
Federal Home Loan Bank stock dividends	(2,159)	(1,919)
Unrealized losses on securities designated as available for sale	—	(21)
Book/tax depreciation differences	(113)	(113)
Mortgage servicing rights	(168)	(224)
Core deposit intangible and other purchase accounting adjustments	(1,730)	(2,199)
Other	—	(213)
Total deferred tax liabilities	(4,170)	(4,689)
Valuation allowance	(27,209)	(4,400)
Net deferred tax asset	$—	$8,816

At December 31, 2008, Peoples had a valuation allowance of $27.2 million based principally on uncertainty about Peoples’ ability to generate sufficient future taxable income to realize all of the related temporary differences.  The expense for recording the valuation allowance is a non-cash item, and the recording of this expense does not imply that Peoples owes additional income taxes.

As of December 31, 2008, Peoples had approximately $60.2 million of net operating loss carry forward available to offset future federal taxable income.  The net operating loss carry forward expires in 2025.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Prior to fiscal 1997, Peoples was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and savings account balances at the end of the year.  This deduction totaled approximately $4.9 million as of December 31, 2008.  If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate.  The approximate amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction is $1.4 million.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulation) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to adjusted total assets (as defined).  As of December 31, 2008, the Bank was categorized as “significantly undercapitalized” under the regulatory framework for prompt corrective action.  This categorization is based on the capital ratios as set forth in the following tables.

On April 13, 2009, Peoples was notified by the OTS of certain prompt corrective actions that Peoples is required to take.  These requirements include submitting to the OTS a capital restoration plan by April 30, 2009 and achieving certain capital levels by June 15, 2009.  The Bank’s capital restoration plan to be submitted to the OTS will consist of selling branches in order to reduce assets and liabilities, generate a deposit premium and return the Bank to an adequately capitalized status.  The Company cannot provide assurance that its capital restoration plan will be acceptable to the OTS.  If the Bank’s capital plan is not approved by the OTS or the Bank cannot enter into and consummate a transaction to return the Bank to an adequately capitalized status on a timely basis, the Company will not be able to continue as a going concern.

Peoples Community Bancorp, as a savings institution holding company at December 31, 2008 and 2007, is not subject to regulatory capital requirements separate from those of the Bank.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2008

	Actual	Critically Undercapitalized	Significantly Undercapitalized	Undercapitalized	Adequately Capitalized	Well Capitalized
	Ratio/Amount	Ratio/Amount	Ratio/Amount	Ratio/Amount	Ratio/Amount	Ratio/Amount

Total Capital to	4.8%		<6.0%	<8.0%	≥8.0%	≥10.0%
Risk Weighted Assets	$21,785		<$27,150	<$36,200	≥$36,200	≥$45,250

Tier 1 Capital to	3.5%		<3.0%	<4.0%	≥4.0%	≥ 6.0%
Risk-Weighted Assets	$15,844		<$13,575	<$18,100	≥$18,100	≥$27,150

Tier 1 Capital to	2.2%		<3.0%	<4.0%	≥4.0%	≥ 5.0%
Adjusted Total Assets	$15,844		<$21,283	<$28,378	≥$28,378	≥$35,472

Tangible Equity to	2.2%	<2%
Tangible Assets	$15,844	<$14,189

As of December 31, 2007

	Actual	Critically Undercapitalized	Significantly Undercapitalized	Undercapitalized	Adequately Capitalized	Well Capitalized
	Ratio/Amount	Ratio/Amount	Ratio/Amount	Ratio/Amount	Ratio/Amount	Ratio/Amount

Total Capital to	11.4%		<6.0%	<8.0%	≥8.0%	≥10.0%
Risk Weighted Assets	$68,335				≥$48,102	≥$60,127

Tier 1 Capital to	10.1%		<3.0%	<4.0%	≥4.0%	≥ 6.0%
Risk-Weighted Assets	$60,486				≥$24,051	≥$36,076

Tier 1 Capital to	7.0%		<3.0%	<4.0%	≥4.0%	≥ 5.0%
Adjusted Total Assets	$60,486				≥$34,500	≥$43,125

Tangible Equity to	7.0%	<2%
Tangible Assets	$60,486

The recessionary forces in the local economy have continued to impact Peoples’ operations and have resulted in the imposition of certain restrictions on such operations by the Bank’s primary federal regulator, the OTS.  On April 2, 2008, the Company and the Bank each consented to the terms of Cease and Desist Orders issued by the OTS (the “Orders”).  The Company attached copies of the Orders to a Current Report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2008.

The Orders require the Company and the Bank to, among other things, file with the OTS within prescribed time periods updated business plans, which specifically incorporate the requirements set forth in the Orders and comments contained in the most recently completed examinations of the Company and the Bank. On a quarterly basis, the Company and the Bank will be required to compare the projected operating results from the business plans with the actual results. The results of this variance analysis are to be submitted to the OTS within the prescribed time periods. In addition, the Orders require that the Company and the Bank receive

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the permission of the OTS prior to (i) making or declaring any dividends or payments on their outstanding securities; (ii) adding or replacing a director or hiring a senior executive officer; and (iii) making any golden parachute payments to any institution-affiliated party. Pursuant to the Order issued to the Company, the Company must also receive the permission of the OTS prior to increasing its debt position and before any repurchase of its securities.

The Order issued to the Bank also requires the Bank to take certain actions, including (i) not making any new loans or issuing new lines of credit for land acquisition or development, speculative residential construction, commercial and multi-family construction, acquisition or retention of commercial property, and non-owner occupied one-to-four-family residential property; (ii) engaging an independent consultant to conduct a loan portfolio review for the purpose of determining asset quality and the appropriateness of the Bank’s asset classification process related to loan relationships that equal or exceed $4.0 million; (iii) establishing a plan for reducing adversely classified assets; (iv) reviewing and, where appropriate, adjusting the Bank’s allowance for loan and lease losses methodology; (v) limiting asset growth during each calendar quarter to an amount not to exceed net interest credited on deposit liabilities; and (vi) establishing an Oversight Committee of the Bank’s Board of Directors comprised of independent outside directors.  In an effort to proactively address the downturn in the local real estate market, the Bank had previously curtailed or ceased the lending activities restricted in the Orders.

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE M - CONDENSED FINANCIAL STATEMENTS OF PEOPLES COMMUNITY BANCORP, INC.

The following condensed financial statements summarize the financial position of Peoples Community Bancorp, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years ended December 31, 2008, 2007, and 2006.

PEOPLES COMMUNITY BANCORP, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

(In thousands)

	2008	2007
ASSETS

Cash and cash equivalents	$262	$145
Loan receivable from Bank	—	1,001
Investment in Peoples Community Bank	18,389	85,091
Investment in Peoples Bancorp Capital Trust II	464	464

Total assets	$19,115	$86,701

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Loan payable	$17,500	$16,500
Accrued expenses and other liabilities	983	146
Accounts payable to subsidiary	13	1,026
Subordinated debentures	15,464	15,464
Total liabilities	33,960	33,136

Stockholders’ equity
Common stock and additional paid-in capital	71,393	70,889
Accumulated deficit	(85,879)	(17,364)
Accumulated other comprehensive income (loss)	(359)	40
Total stockholders’ equity (deficit)	(14,845)	53,565

Total liabilities and stockholders’ equity (deficit)	$19,115	$86,701

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PEOPLES COMMUNITY BANCORP, INC.

STATEMENTS OF OPERATIONS

	For Years Ended December 31,
	2008	2007	2006
	(In thousands)

Income
Dividends from subsidiaries	$—	$—	$—
Other income	17	56	73
Total income	17	56	73

Expenses
Interest expense	1,824	2,236	2,186
Other expenses	100	178	252
Total expenses	1,924	2,414	2,438

Loss before income tax and equity in undistributed income of subsidiary	(1,907)	(2,358)	(2,365)
Income tax benefit	(200)	—	(693)
Loss before equity in undistributed income of subsidiary	(1,707)	(2,358)	(1,672)
Equity in undistributed loss of subsidiary	(66,808)	(30,975)	(2,389)

Net loss	$(68,515)	$(33,333)	$(4,061)

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PEOPLES COMMUNITY BANCORP, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	For Years Ended December 31,
	2008	2007	2006
Operating Activities
Net loss	$(68,515)	$(33,333)	$(4,061)
Items not requiring (providing) cash
Undistributed losses of subsidiary	66,808	30,975	2,561
Undistributed earnings of Columbia	—	—	(172)
Gain on sale of securities	—	—	(6)
Increase (decrease) in cash due to changes in:
Other assets	—	110	1,229
Other liabilities	824	324	(214)

Net cash used in operating activities	(883)	(1,924)	(663)

Investing Activities
Proceeds from repayment of loan to ESOP	—	211	211
Proceeds from sale of investment securities		—	126
Sale of interest in Columbia	—	—	2,856

Cash paid in acquisition of Mercantile - net	—	—	(364)

Net cash provided by investing activities	—	211	2,829
Financing Activities
Proceeds from borrowings	1,000	4,550	16,500
Repayment of borrowings	—	(750)	(3,800)
Dividends paid on common stock	—	(2,140)	(2,795)

Proceeds from exercise of stock options	—	7	46

Redemption of subordinated debentures	—	—	(12,887)

Net cash provided by (used in) financing activities	1,000	1,667	(2,936)

Net increase (decrease) in cash and cash equivalents	117	(46)	(770)

Cash and cash equivalents at beginning of year	145	191	961

Cash and cash equivalents at end of year	$262	$145	$191

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

This acquisition focused on increasing Peoples’ market share and scale of operations, as well as expanding its distribution network within its primary market area.  The results of operations of this acquisition have been included in the consolidated financial statements as of the acquisition date.

Presented below are the estimated fair values of the assets acquired and liabilities assumed from the acquisition in the year ended December 31, 2006.

Mercantile
June 9, 2006
(in thousands)

Cash and investments	$12,913
Investment securities	7,407
Loans	38,030
Office premises and equipment	—
Core deposits premium	2,206
Goodwill	3,963
Other assets	2,560

Total assets acquired	67,079

Deposits	48,683
Borrowings	6,378
Other liabilities	2,633

Total liabilities	57,694

Net assets acquired	$9,385

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Presented below are pro-forma condensed consolidated statements of earnings which have been prepared as if the Mercantile transaction had  been consummated at the beginning of the year ended December 31, 2006.

Year Ended December 31,
2006

Total interest income	$66,720
Total interest expense	37,017
Net interest income	29,703

Provision for losses on loans	17,450
Other income	3,471
General, administrative and other expense	22,532
Loss before income taxes	(6,808)

Federal income tax benefits	(2,314)
Net loss	$(4,494)

Pro-forma basic loss per share	$(0.94)
Pro-forma diluted loss per share	$(0.94)

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE O - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes Peoples’ quarterly results for the years ended December 31, 2008 and December 31, 2007.  Certain amounts, as previously reported, have been reclassified to conform to the 2008 presentation.

	Three Months Ended
2008:	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share data)

Total interest income	$11,929	$10,685	$9,216	$8,407
Total interest expense	7,983	5,806	5,866	6,582

Net interest income	3,946	4,879	3,350	1,825
Provision for losses on loans	1,800	1,800	16,604	21,273
Gain (loss) on sale of assets	503	34	(3,883)	53
Other income	799	728	735	745
General, administrative and other expense	5,230	5,485	5,994	4,624
Goodwill impairment	—	12,514	—	—

Loss before income taxes	(1,782)	(14,158)	(22,396)	(23,274)
Federal income taxes (benefits)	(657)	(558)	9,790	(1,670)

Net loss	$(1,125)	$(13,600)	$(32,186)	$(21,604)

Loss per share
Basic	$(.23)	$(2.82)	$(6.66)	$(4.46)
Diluted	$(.23)	$(2.82)	$(6.66)	$(4.46)

	Three Months Ended
2007:	March 31,	June 30,	September 30,	December 31,
	(In thousands, except per share data)

Total interest income	$16,089	$15,943	$14,935	$13,266
Total interest expense	9,288	9,591	9,091	8,490

Net interest income	6,801	6,352	5,844	4,776
Provision for losses on loans	2,100	2,100	4,100	24,500
Gain (loss) on sale of assets	(4)	(45)	301	46
Other income	785	917	749	1,183
General, administrative and other expense	5,745	5,652	5,050	5,327
Goodwill impairment	—	—	—	11,397

Loss before income taxes	(263)	(528)	(2,256)	(35,219)
Benefits	(137)	(233)	(817)	(3,746)

Net loss	$(126)	$(295)	$(1,439)	$(31,473)

Loss per share
Basic	$(.03)	$(.06)	$(.30)	$(6.57)
Diluted	$(.03)	$(.06)	$(.30)	$(6.57)

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net loss for the fourth quarter of 2008 was $21.6 million, or $4.46 loss per share, compared to a net loss for the third quarter of 2008 of $32.2 million and $31.5 million for the fourth quarter of 2007.  Net interest income for the fourth quarter of 2008 decreased $1.5 million, or 45.5%, compared to the third quarter of 2008, primarily due to a decrease of 63 basis points in the net interest margin to 1.24% for the fourth quarter of 2008.

Management recorded a provision for losses on loans of $21.3 million in the fourth quarter of 2008, compared to $16.6 million in the third quarter of 2008.  The larger provision in the fourth quarter reflects loans that were identified as having specific losses and charging them down to their net realizable value.  Nonperforming assets at September 30, 2008 totaled $33.5 million, compared to $53.3 million at December 31, 2008, while classified assets increased from $80.6 million at September 30, 2008 to $114.1 million at December 31, 2008.

General, administrative and other expenses recorded during the fourth quarter of 2008 totaled $4.6 million, a decrease of $1.4 million, or 22.9%, compared to the third quarter of 2008, and a decrease of $607,000, or 11.6%, and a decrease of $861,000, or 15.7%, from the first and second quarter of 2008, respectively.

The Bank recorded goodwill totaling $23.9 million in conjunction with acquisitions of other financial institutions over the past five years.  Following an updated valuation in the fourth quarter of 2007 by an independent third party, the Bank incurred a non-cash impairment charge of $11.4 million for the writedown of goodwill.   An updated valuation was performed in the second quarter of 2008 which resulted in a non-cash impairment charge of $12.5 million, which eliminated the goodwill on the books of the Bank.  This impairment was primarily attributable to lower market valuations for financial institutions in the latter part of 2007 and first half of 2008, the weakening of the credit market, the decline in real estate values, particularly in the Cincinnati region, and the net losses recorded by the Bank and Company.

In the fourth quarter of 2007, Peoples recorded a valuation allowance of deferred income tax in the amount of $4.4 million based principally on uncertainty about its ability to generate sufficient future taxable income to realize all of the related temporary differences.  Peoples recorded an additional $22.8 million to this valuation allowance in 2008.  The expense for recording the valuation allowance is a non-cash item, and the recording of this expense does not imply that Peoples owes additional income taxes.

NOTE P — OPERATING AND LIQUIDITY MATTERS

Beginning in early 2007, Peoples began to reduce all aspects of its lending exposure due in large part to the downturn in the local economy, and, in particular, values of residential and residential development properties. Further, beginning in 2006, Peoples revised its underwriting standards to place an increased focus on cash flow analysis, tightened its credit standards and provided additional resources to the resolution of its classified assets.  Despite actions taken by Peoples during 2007 and 2008, the continued recessionary forces in the local economy have had a significant adverse impact on Peoples’ financial condition and results of operations.  For 2007 and 2008, net losses recorded by Peoples amounted to $33.3 million and $68.5 million, respectively.

The Bank’s primary federal regulator, the OTS has, in light of Peoples’ recent losses and levels of nonperforming assets, imposed certain operations restrictions on the Company and the Bank, many of which had previously been taken by the Company and the Bank.  On April 2, 2008, the Company and the Bank each consented to the terms of the Orders.  The Orders require the Company and the Bank to, among other things, file with the OTS within prescribed time periods updated business plans, which specifically incorporate the requirements set forth in the Orders and comments contained in the most recently completed examinations of the Company and the Bank. In addition, the Orders require that the Company and the Bank receive the permission of the OTS prior to (i) making or declaring any dividends or payments on their

PEOPLES COMMUNITY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

outstanding securities; (ii) adding or replacing a director or hiring a senior executive officer; and (iii) making any golden parachute payments to any institution-affiliated party. Pursuant to the Order issued to the Company, the Company must also receive the permission of the OTS prior to increasing its debt position and before any repurchase of its securities.

The Company currently lacks the ability to continue as a going concern, primarily due to the Company’s current lack of liquidity to repay its $17.5 million obligation under an outstanding line of credit with Integra, which was due and payable June 30, 2008.  The line of credit is secured by all outstanding shares of common stock of the Bank.  The Orders prohibit the Bank from paying cash dividends to the Company without the prior consent of the OTS.  Without this consent, the Company has only existing cash and cash equivalents as its source of liquidity.  Absent the ability to rely on dividends from the Bank, the Company will require funds from other funding sources to meet its obligations, such as restructuring or replacing the existing line of credit.  Effective July 24, 2008, the Company entered into a forbearance agreement with Integra regarding its $17.5 million line of credit. The forbearance was negotiated in order to extend the repayment period and allow the Company to structure a transaction which would result in repayment of the $17.5 million line of credit.

On December 31, 2008, the Company and Integra extended the forbearance period to January 31, 2009.  The forbearance period has expired and the Company is in default on its line of credit with Integra.  This matter remains unresolved.

Management of the Company and the Bank is working diligently to resolve the issues associated with their nonperforming assets and to provide the information or take the actions required by the Orders.  Concurrently, management and the Board of Directors are considering all strategic alternatives available to the Company and the Bank. As required, the Company and the Bank have filed a consolidated business plan with the OTS covering operations through 2010.  Peoples’ business plan contemplates, among other things, a consolidation of Peoples’ operations through branch sales and a reduction in adversely classified assets through loan resolutions, repayments, sales and charge-offs.  Branch sale transactions would decrease Peoples’ assets and liabilities, improve capital ratios, and reduce general, administrative and other expense.  In addition, the Bank would dividend funds to the Company to provide liquidity to service the Company’s debt, provided that approval would be received from the OTS.

There are no assurances that the measures set forth in the 3-year business plan will successfully improve the condition of Peoples and result in the termination of the Orders from the OTS.  The economic factors of the greater Cincinnati area and the duration of the downturn in the local real estate market will have a significant impact on the implementation of the business plan.  In addition, while these measures are designed to improve the condition of Peoples, there are no assurances that such measures will successfully enable Peoples to continue as a going concern.  Although not currently planned, the liquidation of assets in other than the ordinary course of business in order to meet liquidity needs could result in losses not reflected in these financial statements.

PEOPLES COMMUNITY BANCORP, INC.

DIRECTORS AND EXECUTIVE OFFICERS

PEOPLES COMMUNITY BANCORP, INC. AND PEOPLES COMMUNITY BANK

DIRECTORS

Donald L. Hawke	Thomas J. Noe
Retired	CFO, Treasurer and Executive Vice President

Jerry D. Williams	John E. Rathkamp
President and Chief Executive Officer	Retired

John L. Buchanan	Nicholas N. Nelson
President of Buchanan’s Power Equipment Center, Inc.	County Auditor, Warren County, Ohio

James R. VanDeGrift
Trustee, Turtlecreek Township, Lebanon, Ohio

EXECUTIVE & SENIOR OFFICERS

Jerry D. Williams	Thomas J. Noe
President and Chief Executive Officer	CFO, Treasurer and Executive Vice President

Fred L. Darlington	Jerry Gore
Interim Chief Lending Officer, General Counsel,	Director of Retail Banking and Senior Vice President
Corporate Secretary and Senior Vice President

Lori M. Henn	Rick Wade
Compliance Officer and Senior Vice President	Chief Operations Officer and Senior Vice President

Joan Woodward
Director of Human Resources and Senior Vice President

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

330 Industrial Access Road Rising Sun, Indiana 47040

ANNUAL MEETING

The annual meeting of stockholders of Peoples Community Bancorp, Inc. for 2009 has not been scheduled.  The Company presently intends to hold the annual meeting in June 2009.  The date, time and location will be announced by press release and other means of public dissemination.

TRANSFER AGENT/REGISTRAR

Registrar and Transfer Company

10 Commerce Drive

Cranford, New Jersey 07016

(908) 272-8511

STOCKHOLDER REQUESTS

Requests for annual reports, quarterly reports and related stockholder literature should be directed to Thomas J. Noe, Treasurer, Peoples Community Bancorp, Inc., 6100 West Chester Road, West Chester, Ohio  45069.

Stockholders needing assistance with stock records, transfers or lost certificates, please contact Peoples Community Bancorp’s transfer agent, Registrar and Transfer Company.